As filed with the Securities and Exchange Commission on February 23, 2012

Registration No. 333-179039

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITED RENTALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7359	06-1522496
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Five Greenwich Office Park

Greenwich, Connecticut 06831

(203) 622-3131

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan M. Gottsegen, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Five Greenwich Office Park

Greenwich, Connecticut 06831

(203) 622-3131

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kevin J. Groman, Esq.
Andrew D. Soussloff, Esq. Francis J. Aquila, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Phone: (212) 558-4000	Senior Vice President, General Counsel and Corporate Secretary RSC Holdings Inc.	Robert B. Schumer, Esq. Ariel J. Deckelbaum, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Phone: (212) 373-3000
6929 East Greenway Parkway
Scottsdale, Arizona 85254
Phone: (480) 905-3300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	29,833,021 shares (1)	N/A	$899,515,228.82 (2)	$103,084.45 (3)(4)

(1)	Represents the maximum number of shares of common stock, par value $0.01 per share (“URI common stock”), of United Rentals, Inc. estimated to be issued upon the completion of the merger of RSC Holdings Inc. with and into United Rentals, Inc. (the “merger”) based on the product of (x) (A) 106,982,882 (the number of shares of common stock, no par value (“RSC common stock”), of RSC Holdings Inc. outstanding as of February 21, 2012), plus (B) 214,460 (the number of shares of RSC common stock reserved for issuance under restricted stock unit awards issued to non-employee members of the RSC board of directors outstanding as of February 21, 2012 (the “RSC Director RSUs”)), and (y) an exchange ratio of 0.2783 (which represents the fraction of a share of URI common stock to be issued for each share of RSC common stock).
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1), Rule 457(f)(3) and Rule 457(c) of the Securities Act, based on the sum of (i) the market value of the shares of RSC common stock and RSC Director RSUs expected to be exchanged in connection with the merger as of January 17, 2012, as established by the average of the high and low sales prices of RSC common stock on the New York Stock Exchange on January 12, 2012 of $19.05, minus $1,121,005,926.00 (the estimated amount of cash to be paid by the registrant to the stockholders of RSC Holdings Inc. and the holders of RSC Director RSUs in the merger) and (ii) the market value of the shares of RSC common stock issued after January 17, 2012 that, as of February 23, 2012, are expected to be exchanged in connection with the merger, as established by the average of the high and low sales prices of RSC common stock on the New York Stock Exchange on February 21, 2012 of $21.79, minus $28,927,130.40 (the estimated amount of cash to be paid by the registrant to the holders of such shares of RSC common stock).
(3)	Calculated in accordance with Section 6(b) of the Securities Act and SEC Fee Advisory #3 for Fiscal Year 2012 at a rate equal to 0.00011460 multiplied by the proposed maximum aggregate offering price.
(4)	Represents the sum of (i) $99,711.08, which amount was previously paid on January 17, 2012 and (ii) $3,373.37 for the additional shares of RSC common stock issued after January 17, 2012 that, as of February 23, 2012, are expected to be exchanged in connection with the merger.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED FEBRUARY 23, 2012, SUBJECT TO COMPLETION

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                    , 2012

Dear Stockholders:

On December 15, 2011, United Rentals, Inc. (“URI”) entered into a merger agreement (the “merger agreement”) to acquire RSC Holdings Inc. (“RSC”) for a combination of cash and URI common stock. The proposed transaction will create a leading North American equipment rental company with a more attractive business mix, greater scale and enhanced growth prospects. If the conditions to the completion of the merger as set forth in the merger agreement are satisfied or waived, RSC will be merged with and into URI (the “merger”), with URI continuing as the surviving corporation of the merger. The board of directors of the combined company will consist of the current members of the board of directors of URI and three of the current independent members of the board of directors of RSC.

Upon completion of the merger, each issued and outstanding share of RSC common stock (other than shares owned by RSC, URI or any of their direct or indirect wholly owned subsidiaries, in each case not held on behalf of third parties, and shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a share of URI common stock, in each case without interest. We anticipate that URI stockholders and RSC stockholders as of immediately prior to the merger will hold in the aggregate approximately 70% and 30%, respectively, of the issued and outstanding shares of URI common stock immediately after completion of the merger, in each case as determined on a fully-diluted basis. URI common stock trades on the New York Stock Exchange under the symbol “URI.”

Immediately following the merger, URI will cause each of RSC Holdings III, LLC, a wholly owned subsidiary of RSC, and United Rentals (North America) Inc., a wholly owned subsidiary of URI (“URNA”), to merge with and into UR Merger Sub Corporation, a newly formed Delaware corporation and wholly owned subsidiary of URI (“New URNA”), with New URNA continuing to exist as the surviving corporation of such mergers. A vote in favor of the adoption of the merger agreement will constitute a vote to approve the merger of URNA with and into New URNA.

Your board of directors has unanimously determined that the merger and the merger agreement are fair to and in the best interests of URI and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement and “FOR” approval of the issuance of URI common stock to RSC stockholders in connection with the merger.

Completion of the merger requires, among other conditions to closing, the separate approvals of both URI stockholders and RSC stockholders. To obtain these required approvals, URI will hold a special meeting of URI stockholders on                     , 2012 and RSC will hold a special meeting of RSC stockholders on                 , 2012. This letter is accompanied by the joint proxy statement/prospectus of URI and RSC, which our board of directors is providing to solicit your proxy to vote for the adoption of the merger agreement and for the approval of the issuance of URI common stock to RSC stockholders in connection with the merger at a special meeting of URI stockholders to be held on                     , 2012.

Information about the special meeting, including the procedures for voting your shares, the merger and the other business to be considered by URI stockholders is contained in this document and the documents incorporated by reference, which we urge you to read carefully and in their entirety. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of the risks you should consider in evaluating the merger and how it will affect you.

Your vote is very important. Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the special meeting. Your failure to vote will have the same effect as voting against the proposal to adopt the merger agreement.

Sincerely,

Michael J. Kneeland
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the URI common stock in connection with the merger or the other transactions contemplated by the merger agreement or in this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2012, and is first being mailed to stockholders of URI and RSC on or about                     , 2012.

-i-

                    , 2012

Dear Stockholders:

On December 15, 2011, RSC Holdings Inc. (“RSC”) entered into a merger agreement (the “merger agreement”) to be acquired by United Rentals, Inc. (“URI”) for a combination of cash and URI common stock. The proposed transaction will create a leading North American equipment rental company with a more attractive business mix, greater scale and enhanced growth prospects. If the conditions to the completion of the merger as set forth in the merger agreement are satisfied or waived, RSC will be merged with and into URI (the “merger”), with URI continuing as the surviving corporation of the merger. The board of directors of the combined company will consist of the current members of the board of directors of URI and three of the current independent members of the board of directors of RSC.

Upon completion of the merger, each issued and outstanding share of RSC common stock (other than shares owned by RSC, URI or any of their direct or indirect wholly owned subsidiaries, in each case not held on behalf of third parties, and shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a share of URI common stock in each case without interest. We anticipate that URI stockholders and RSC stockholders as of immediately prior to the merger will hold in the aggregate approximately 70% and 30%, respectively, of the issued and outstanding shares of URI common stock immediately after the completion of the merger, in each case as determined on a fully-diluted basis. You should obtain current stock price quotations for URI common stock and RSC common stock. URI common stock trades on the New York Stock Exchange under the symbol “URI” and RSC common stock trades on the New York Stock Exchange under the symbol “RRR.”

Your board of directors has unanimously determined that the merger and the merger agreement are fair to and in the best interests of RSC and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

Completion of the merger requires, among other conditions to closing, the separate approvals of both URI stockholders and RSC stockholders. To obtain these required approvals, URI will hold a special meeting of URI stockholders on                     , 2012 and RSC will hold a special meeting of RSC stockholders on                 , 2012. This letter is accompanied by the joint proxy statement/prospectus of URI and RSC, which our board of directors is providing to solicit your proxy to vote for the adoption of the merger agreement in connection with the merger at a special meeting of RSC stockholders to be held on                     , 2012.

Information about the special meeting, including the procedures for voting your shares, the merger and the other business to be considered by RSC stockholders is contained in this document and the documents incorporated by reference, which we urge you to read carefully and in their entirety. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of the risks you should consider in evaluating the merger and how it will affect you.

Your vote is very important. Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the special meeting. Your failure to vote will have the same effect as voting against the proposal to adopt the merger agreement.

Sincerely,

Erik Olsson
President, Chief Executive Officer and Director

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the URI common stock in connection with the merger or the other transactions contemplated by the merger agreement or this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2012, and is first being mailed to stockholders of URI and RSC on or about                     , 2012.

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WHERE YOU CAN FIND MORE INFORMATION

Both URI and RSC file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either URI or RSC files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330), for further information on the public reference room. In addition, URI and RSC file reports and other information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these materials, free of charge, from URI at www.ur.com under the “Investor Relations” link and then under the heading “SEC Filings” or from RSC at www.RSCrental.com posted on the “About Us—Investors—SEC Filings” portion of such website.

URI has filed a registration statement on Form S-4 to register with the SEC up to 29,833,021 shares of URI common stock to be issued to RSC stockholders in connection with the merger. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may request a copy of the registration statement, including any amendments, schedules and exhibits to the registration statement, from URI or RSC at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that are not included in or delivered with this document that URI and RSC have previously filed with the SEC and that contain business and financial information about URI and RSC. See “Incorporation of Certain Documents by Reference” on page     . These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below:

United Rentals, Inc. Five Greenwich Office Park Greenwich, Connecticut 06831 Attention: Investor Relations (203) 618-7305	RSC Holdings Inc. 6929 East Greenway Parkway Scottsdale, Arizona 85254 Attention: Corporate Secretary (480) 905-3300

To obtain timely delivery of these documents, you must request the information no later than five business days before the date of URI’s special meeting of stockholders (which is                     , 2012) or the date of RSC’s special meeting of stockholders (which is                     , 2012), as applicable.

URI common stock is traded on the New York Stock Exchange under the symbol “URI,” and RSC common stock is traded on the New York Stock Exchange under the symbol “RRR.”

This joint proxy statement/prospectus constitutes a joint proxy statement for URI and RSC under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of URI stockholders and the special meeting of RSC stockholders.

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UNITED RENTALS, INC.

FIVE GREENWICH OFFICE PARK

GREENWICH, CONNECTICUT 06831

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2012

The board of directors of United Rentals, Inc., a Delaware corporation (“URI”), has called for a special meeting of the stockholders of URI to be held at           , at      a.m., Eastern Standard Time, on             , 2012, to consider and vote upon the following matters:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 15, 2011 (as amended from time to time, the “merger agreement”), by and between RSC Holdings Inc., a Delaware corporation (“RSC”), and URI;

2. To approve the issuance of URI common stock to stockholders of RSC in connection with the merger pursuant to the merger agreement (the “stock issuance”);

3. To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the stock issuance and adoption of the merger agreement; and

4. To transact any other business which may properly come before the special meeting or any adjournment or postponement thereof.

The merger agreement and the stock issuance are described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to this document. Only URI stockholders of record as of the close of business on     , 2012 are entitled to notice of and to vote at the special meeting or any adjournments of the special meeting. At least ten days prior to the meeting, a complete list of URI stockholders of record as of      will be available for inspection by any URI stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of URI at Five Greenwich Office Park, Greenwich, Connecticut 06831.

URI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT, “FOR” APPROVAL OF THE STOCK ISSUANCE AND “FOR” THE ADJOURNMENT PROPOSAL DESCRIBED ABOVE.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan M. Gottsegen
Senior Vice President, General Counsel and Corporate Secretary

Greenwich, Connecticut

                    , 2012

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YOUR VOTE IS IMPORTANT

AS A STOCKHOLDER OF RECORD, YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. REGARDLESS OF WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, URI URGES YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS PRACTICABLE BY (1) ACCESSING THE INTERNET WEBSITE SPECIFIED ON YOUR ENCLOSED PROXY CARD, (2) CALLING THE TELEPHONE NUMBER SPECIFIED ON YOUR ENCLOSED PROXY CARD OR (3) COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. RETURNING THE ENCLOSED PROXY CARD, OR VOTING ELECTRONICALLY OR TELEPHONICALLY, WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING. YOU SHOULD NOT SEND CERTIFICATES REPRESENTING URI COMMON STOCK WITH THE PROXY. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

If you have any questions concerning the merger, the merger agreement, the stock issuance or other matters to be considered at the URI special meeting, would like additional copies of this document or need help voting your shares, please contact URI’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(888) 750-5834 (toll free from USA and Canada)

(212) 750-5833 (banks and brokers call collect)

-v-

RSC HOLDINGS INC.

6929 EAST GREENWAY PARKWAY

SCOTTSDALE, ARIZONA 85254

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2012

The board of directors of RSC Holdings Inc., a Delaware corporation (“RSC”), has called for a special meeting of the stockholders of RSC to be held on                     , 2012, at    a.m., Mountain Standard Time, at the     , to consider and vote upon the following matters:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 15, 2011 (as amended from time to time, the “merger agreement”), by and between RSC and United Rentals, Inc., a Delaware corporation (“URI”);

2. To consider and cast an advisory (non-binding) vote on a proposal to approve certain agreements or understandings with, and items of compensation payable to, RSC’s named executive officers that are based on or otherwise related to the merger (referred to as “golden parachute” compensation);

3. To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement; and

4. To transact any other business which may properly come before the special meeting or any adjournment or postponement thereof.

The merger agreement is described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only RSC stockholders of record as of the close of business on                     , 2012 are entitled to notice of and to vote at the special meeting or any adjournments of the special meeting. At least ten days prior to the meeting, a complete list of RSC stockholders of record as of      will be available for inspection by any RSC stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Corporate Secretary of RSC at 6929 East Greenway Parkway, Scottsdale, Arizona 85254.

RSC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT, “FOR” APPROVAL, ON AN ADVISORY (NON-BINDING) BASIS, OF THE “GOLDEN PARACHUTE” COMPENSATION PAYABLE TO RSC’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER AND “FOR” THE ADJOURNMENT PROPOSAL DESCRIBED ABOVE.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin J. Groman
Senior Vice President, General Counsel and Corporate Secretary

Scottsdale, Arizona

                    , 2012

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YOUR VOTE IS IMPORTANT

AS A STOCKHOLDER OF RECORD, YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. REGARDLESS OF WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, RSC URGES YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS PRACTICABLE BY (1) ACCESSING THE INTERNET WEBSITE SPECIFIED ON YOUR ENCLOSED PROXY CARD, (2) CALLING THE TELEPHONE NUMBER SPECIFIED ON YOUR ENCLOSED PROXY CARD OR (3) COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. RETURNING THE ENCLOSED PROXY CARD, OR VOTING ELECTRONICALLY OR TELEPHONICALLY, WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING. YOU SHOULD NOT SEND CERTIFICATES REPRESENTING RSC COMMON STOCK WITH THE PROXY. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

If you have any questions concerning the merger, the merger agreement, the advisory (non-binding) vote on “golden parachute” compensation or other matters to be considered at the RSC special meeting, would like additional copies of this document or need help voting your shares, please contact RSC’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(800) 322-2885 Toll Free

(212) 929-5500 Call Collect

proxy@mackenziepartners.com

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-x-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MATTERS TO BE

ADDRESSED AT THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the matters to be addressed at the special meetings. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the attached appendices, as well as the documents that have been incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page     . All references in this joint proxy statement/prospectus to “URI” refer to United Rentals, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to “RSC” refer to RSC Holdings Inc., a Delaware corporation; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we” refer to URI and RSC collectively; and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of December 15, 2011, as it may be amended from time to time, by and between URI and RSC, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

Q: WHY AM I RECEIVING THIS DOCUMENT?

A. URI and RSC have agreed to combine under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Pursuant to the merger agreement, RSC will be merged with and into URI (which we refer to as the “merger”), with URI continuing as the surviving corporation of the merger.

Immediately following the merger, URI will cause each of RSC Holdings III, LLC, a wholly owned subsidiary of RSC, and United Rentals (North America) Inc., a wholly owned subsidiary of URI (“URNA”), to merge with and into UR Merger Sub Corporation, a newly formed Delaware corporation and wholly owned subsidiary of URI (“New URNA”), with New URNA continuing to exist as the surviving corporation of such mergers.

URI is holding a special meeting of stockholders (which we refer to as the “URI special meeting”) in order to obtain the stockholder approval necessary to adopt the merger agreement and to approve the issuance of shares of common stock, par value $0.01 per share (which we refer to as “URI common stock”), of URI to stockholders of RSC in connection with the merger (which we refer to collectively as the “URI stockholder approval”). A vote in favor of the adoption of the merger agreement will constitute a vote to approve the merger of URNA with and into New URNA (which we refer to as the “URNA-New URNA merger”). Assuming that no new shares of RSC common stock are issued after the date of this joint proxy statement/prospectus, URI would issue a total of 29,833,021 shares of URI common stock in connection with the merger. URI stockholders will also be asked to approve the adjournment of the URI special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to obtain the URI stockholder approval).

RSC is holding a special meeting of stockholders (which we refer to as the “RSC special meeting”) in order to obtain the stockholder approval necessary to adopt the merger agreement (which we refer to as the “RSC stockholder approval”). RSC stockholders will also be asked to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payable to RSC’s named executive officers in connection with the merger. In addition, RSC stockholders will be asked to approve the adjournment of the RSC special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to obtain the RSC stockholder approval).

URI and RSC will be unable to complete the merger unless both the URI stockholder approval and the RSC stockholder approval are obtained at the applicable special meetings and the other conditions to completion of the merger set forth in the merger agreement are satisfied or waived. The approval of the “golden parachute” compensation payable to RSC’s named executive officers is advisory (non-binding) and is not a condition to completion of the merger.

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We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement (a copy of which is attached as Appendix A), the URI special meeting and the RSC special meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting in person. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: HOW DO I CALCULATE THE VALUE OF THE MERGER CONSIDERATION?

A: Because URI will issue a fixed number of shares of URI common stock in exchange for each share of RSC common stock, the value of the merger consideration that RSC stockholders will receive in the merger for each share of RSC common stock will depend on the price per share of URI common stock at the time the merger is completed. That price will not be known at the time of the RSC special meeting and may be greater or less than the current price of URI common stock or the price of URI common stock at the time of the special meetings.

Based on the closing price of $26.04 per share of URI common stock on the New York Stock Exchange (which we refer to as the “NYSE”) on December 15, 2011, the date of the execution of the merger agreement and the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $18.05 per share of RSC common stock, a premium of 58.8% over the closing price of $11.37 per share of RSC common stock on the NYSE on December 15, 2011. Based on the closing price of $39.50 per share of URI common stock on the NYSE on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $21.79 per share of RSC common stock, a premium of 91.6% over the closing price of $11.37 per share of RSC common stock on the NYSE on December 15, 2011.

Q: WHAT EQUITY STAKE WILL URI STOCKHOLDERS AND RSC STOCKHOLDERS HOLD IN THE COMBINED COMPANY?

A: It is anticipated that URI stockholders as of immediately prior to the merger will hold approximately 70% in the aggregate, and RSC stockholders as of immediately prior to the merger will hold approximately 30% in the aggregate, of the issued and outstanding shares of URI common stock immediately after the consummation of the merger, in each case as determined on a fully-diluted basis.

Q: WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A: If the merger is not completed, RSC stockholders will not receive any consideration for their shares of RSC common stock in connection with the merger. Instead, RSC will remain an independent public company, and the RSC common stock will continue to be listed and traded on the NYSE. Under specified circumstances, RSC or URI may be required to pay a fee of $60 million or $107.5 million or damages (depending on the specific circumstances) to the other party in connection with the termination of the merger agreement. In addition, under certain other circumstances, RSC or URI may also be required to reimburse the expenses of the other party up to a maximum of $20 million (depending on the specific circumstances) in connection with the termination of the merger agreement. For further discussion of these fees, see “The Merger Agreement—Effect of Termination” beginning on page     .

Q: WHO CAN VOTE AT THE RSC SPECIAL MEETING?

A: Holders of record of RSC common stock at the close of business on                     , 2012, which is the record date for the RSC special meeting (which we refer to as the “RSC record date”), are entitled to vote at the special meeting.

Q: WHO CAN VOTE AT THE URI SPECIAL MEETING?

A: Holders of record of URI common stock at the close of business on                     , 2012, which is the record date for the URI special meeting (which we refer to as the “URI record date”), are entitled to vote at the special meeting.

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Q: WHO IS BEING ASKED TO APPROVE MATTERS IN CONNECTION WITH THE MERGER?

A: Persons who were URI stockholders at the close of business on the URI record date and persons who were RSC stockholders at the close of business on the RSC record date are being asked to vote to approve the merger-related proposals.

Under Delaware law, the URI stockholders are required to approve the adoption of the merger agreement. In addition, URI common stock is traded on the NYSE, and under the rules of the NYSE, URI stockholders are required to approve the issuance of URI common stock to the stockholders of RSC in connection with the merger. Assuming that no new shares of RSC common stock are issued after the date of this joint proxy statement/prospectus, URI would issue a total of 29,833,021 shares of URI common stock in connection with the merger. With this joint proxy statement/prospectus, URI’s board of directors (which we refer to as the “URI board”) is soliciting proxies of URI stockholders in order to obtain approval of these matters at the URI special meeting discussed below.

Under Delaware law, the RSC stockholders are required to approve the adoption of the merger agreement. With this joint proxy statement/prospectus, RSC’s board of directors (which we refer to as the “RSC board”) is soliciting proxies of RSC stockholders in order to obtain approval of this matter at the RSC special meeting discussed below.

Q: SHOULD RSC STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. RSC stockholders SHOULD NOT send in any stock certificates now. If the merger is completed, RSC stockholders will receive from American Stock Transfer & Trust Company, acting as the exchange agent (the “exchange agent”), a letter of transmittal and instructions on how to surrender any stock certificates and obtain the merger consideration.

Q: ARE RSC STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A: Yes. Under the DGCL, record holders of RSC common stock who do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights in connection with the merger, and if the merger is completed, obtain payment in cash equal to the fair value of their shares of RSC common stock as determined by the Court of Chancery of the State of Delaware, instead of the merger consideration. To exercise their appraisal rights, RSC stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this joint proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Appendix F to this document. Failure to strictly comply with these provisions will result in the loss of appraisal rights. For a more complete description of appraisal rights, please refer to the section entitled “Appraisal Rights” beginning on page    .

Q: ARE URI STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A: No. Under Delaware law, holders of shares of URI common stock will not have the right to obtain payment in cash for the fair value of their shares of URI common stock, as determined by the Delaware Court of Chancery.

Q: WHEN AND WHERE WILL RSC STOCKHOLDERS MEET?

A: RSC will hold a special meeting of its stockholders on                     , 2012, at     :     a.m., Mountain Standard Time, at the     , located at     .

Q: WHEN AND WHERE WILL URI STOCKHOLDERS MEET?

A: URI will hold a special meeting of its stockholders on                     , 2012, at     :     a.m., Eastern Standard Time, at         , located at             .

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Q: WHAT MATTERS ARE RSC STOCKHOLDERS BEING ASKED TO APPROVE AT THE RSC SPECIAL MEETING?

A: RSC stockholders are being asked to approve the adoption of the merger agreement. We refer to this proposal as the “RSC merger proposal.”

RSC stockholders are also being asked to approve, on an advisory (non-binding basis), the “golden parachute” compensation payable to RSC’s named executive officers in connection with the merger. We refer to this proposal as the “golden parachute proposal.”

In addition, RSC stockholders are being asked to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the RSC merger proposal and the golden parachute proposal. We refer to this proposal as the “RSC adjournment proposal.”

Q: WHAT MATTERS ARE URI STOCKHOLDERS BEING ASKED TO APPROVE AT THE URI SPECIAL MEETING?

A: URI stockholders are being asked to approve the adoption of the merger agreement. We refer to this proposal as the “URI merger proposal.” A vote in favor of the adoption of the merger agreement will constitute a vote to approve the URNA-New URNA merger.

URI stockholders are also being asked to approve the issuance of URI common stock to the stockholders of RSC in connection with the merger. We refer to this proposal as the “stock issuance proposal.” Assuming that no new shares of RSC common stock are issued after the date of this joint proxy statement/prospectus, URI would issue a total of                  shares of URI common stock in connection with the merger.

In addition, URI stockholders are being asked to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the URI merger proposal and the stock issuance proposal, which we refer to as the “URI adjournment proposal.”

Q: WHAT DOES THE RSC BOARD RECOMMEND WITH RESPECT TO THE THREE PROPOSALS?

A: The RSC board has unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement on the terms and conditions set forth in the merger agreement and determined that the merger agreement and the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RSC and its stockholders and unanimously recommends that RSC stockholders vote “FOR” the RSC merger proposal.

The RSC board also unanimously recommends that RSC stockholders vote “FOR” the golden parachute proposal. See “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation.”

The RSC board also unanimously recommends that RSC stockholders vote “FOR” the RSC adjournment proposal. See “The Merger—Recommendation of the RSC Board and Reasons for the Merger.”

Q: WHAT DOES THE URI BOARD RECOMMEND WITH RESPECT TO THE THREE PROPOSALS?

A: The URI board has unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement on the terms and conditions set forth in the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of URI and its stockholders and unanimously recommends that URI stockholders vote “FOR” the URI merger proposal and “FOR” the stock issuance proposal.

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The URI board also unanimously recommends that URI stockholders vote “FOR” the URI adjournment proposal. See “The Merger—Recommendation of the URI Board and Reasons for the Merger.”

Q: AS A PARTICIPANT IN THE URI 401(K) PLAN, HOW DO I VOTE SHARES HELD IN MY PLAN ACCOUNT?

A: If you are a participant in the URI 401(k) Plan, you should have received separate proxy voting instruction cards from the plan trustees and you have the right to provide voting instructions to the plan trustee by submitting your voting instruction card for those shares of URI common stock that are held by the plan and allocated to your plan account.

Q: WHY AM I BEING ASKED TO CAST AN ADVISORY (NON-BINDING) VOTE TO APPROVE “GOLDEN PARACHUTE” COMPENSATION PAYABLE TO RSC’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER?

A: The SEC has adopted rules that require RSC to seek an advisory (non-binding) vote with respect to certain payments that will be made to RSC’s named executive officers in connection with the merger.

Q: WHAT IS THE “GOLDEN PARACHUTE” COMPENSATION?

A: The “golden parachute” compensation is certain compensation that is tied to or based on the merger and payable to RSC’s named executive officers in connection with the merger. See “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page     .

Q: WHAT WILL HAPPEN IF RSC STOCKHOLDERS DO NOT APPROVE THE “GOLDEN PARACHUTE” PROPOSAL AT THE SPECIAL MEETING?

A: Approval of the golden parachute proposal is not a condition to completion of the merger. The vote with respect to the golden parachute proposal is an advisory vote and will not be binding on RSC or URI. If the merger is completed, the “golden parachute” compensation may be paid to RSC’s named executive officers even if RSC stockholders fail to approve the golden parachute proposal.

Q: HOW MANY VOTES MUST BE REPRESENTED IN PERSON OR BY PROXY AT THE RSC SPECIAL MEETING TO HAVE A QUORUM?

A: The holders of a majority of the shares of RSC common stock outstanding and entitled to vote at the RSC special meeting, present in person or represented by proxy, will constitute a quorum.

Q: HOW MANY VOTES MUST BE REPRESENTED IN PERSON OR BY PROXY AT THE URI SPECIAL MEETING TO HAVE A QUORUM?

A: The holders of a majority of the shares of URI common stock outstanding and entitled to vote at the URI special meeting, present in person or represented by proxy, will constitute a quorum.

Q: WHAT VOTE BY RSC STOCKHOLDERS IS REQUIRED TO APPROVE THE RSC SPECIAL MEETING PROPOSALS?

A: Assuming a quorum is present at the RSC special meeting, approval of the RSC merger proposal will require the affirmative vote of the holders of a majority of the outstanding shares of RSC common stock entitled to vote at the RSC special meeting on that proposal. Accordingly, the failure by a RSC stockholder to submit a proxy card or to vote in person at the RSC special meeting, an abstention from voting, or the failure of a RSC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as a “broker non-vote,” will have the same effect as a vote “AGAINST” the RSC merger proposal.

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Approval of the golden parachute proposal will require the affirmative vote of a majority of the outstanding shares of RSC common stock present in person or represented by proxy at the RSC special meeting and entitled to vote on the golden parachute proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal, while broker non-votes and shares not in attendance at the RSC special meeting will have no effect on the outcome of the golden parachute proposal.

Approval of the RSC adjournment proposal will require the affirmative vote of a majority of the outstanding shares of RSC common stock present in person or represented by proxy at the RSC special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the RSC special meeting, while broker non-votes and shares not in attendance at the RSC special meeting will have no effect on the outcome of any vote to adjourn the RSC special meeting.

As of the RSC record date, directors and executive officers of RSC, together with their affiliates, had sole or shared voting power over approximately     % of the RSC common stock outstanding and entitled to vote at the special meeting. Each RSC director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of RSC common stock owned by him or her for the RSC merger proposal, for the golden parachute proposal and for the RSC adjournment proposal.

Q: WHAT VOTE BY URI STOCKHOLDERS IS REQUIRED TO APPROVE THE URI SPECIAL MEETING PROPOSALS?

A: Assuming a quorum is present at the URI special meeting, approval of the URI merger proposal will require the affirmative vote of holders of a majority of the outstanding shares of URI common stock entitled to vote in favor of the proposal at the URI special meeting. Accordingly, the failure by a URI stockholder to submit a proxy card or to vote in person at the URI special meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the URI merger proposal.

Approval of the stock issuance proposal and the URI adjournment proposal will require the affirmative vote of holders of a majority of the outstanding shares of URI common stock present in person or represented by proxy at the URI special meeting and entitled to vote on such proposals. Accordingly, abstentions will have the same effect as a vote “AGAINST” the stock issuance proposal and the URI adjournment proposal, while broker non-votes and shares not in attendance at the URI special meeting will have no effect on the outcome of any vote on such proposals.

As of the URI record date, directors and executive officers of URI, together with their affiliates, had sole or shared voting power over approximately     % of the URI common stock outstanding and entitled to vote at the URI special meeting. Each URI director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of URI common stock owned by him or her for the URI merger proposal, for the stock issuance proposal and for the URI adjournment proposal.

Q: HOW MAY RSC STOCKHOLDERS OR URI STOCKHOLDERS VOTE THEIR SHARES AT THE RELEVANT SPECIAL MEETING?

A: RSC stockholders and URI stockholders may vote by (i) using the Internet at the address shown on their respective proxy card, (ii) telephone using the number on such proxy card, (iii) completing, signing, dating and returning such proxy card in the enclosed prepaid return envelope or (iv) attending the relevant special meeting and voting in person. We encourage you to submit your proxy as soon as possible to ensure that your shares will be represented and voted at the relevant special meeting.

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Q: WILL A BANK, BROKER OR OTHER NOMINEE HOLDING SHARES IN “STREET NAME” FOR A RSC STOCKHOLDER AUTOMATICALLY VOTE THOSE SHARES FOR THE STOCKHOLDER AT THE RSC SPECIAL MEETING?

A: No. A bank, broker or other nominee WILL NOT be able to vote your shares with respect to the RSC special meeting proposals without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instructions to your bank, broker or other nominee to ensure that all shares of RSC common stock that you own are voted at the special meeting.

Q: WILL A BANK, BROKER OR OTHER NOMINEE HOLDING SHARES IN “STREET NAME” FOR A URI STOCKHOLDER AUTOMATICALLY VOTE THOSE SHARES FOR THE STOCKHOLDER AT THE URI SPECIAL MEETING?

A: No. A bank, broker or other nominee WILL NOT be able to vote your shares with respect to the URI special meeting proposals without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instructions to your broker or bank to ensure that all shares of URI common stock that you own are voted at the special meeting.

Q: WILL RSC STOCKHOLDERS OR URI STOCKHOLDERS BE ABLE TO VOTE THEIR SHARES AT THE RELEVANT SPECIAL MEETING IN PERSON?

A: Yes. Submitting a proxy will not affect the right of any RSC stockholder or URI stockholder to vote in person. If a stockholder holds shares in “street name,” the stockholder must ask his or her broker, bank or other nominee how to vote in person.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: URI and RSC are working to complete the merger as quickly as possible, and we anticipate that the merger will be completed in the first half of 2012. However, the merger is subject to various conditions which are described in more detail in this joint proxy statement/prospectus, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. See “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Further Action; Efforts.” Except in specified circumstances, each of URI and RSC may terminate the merger agreement if the merger is not consummated on or before June 15, 2012. See “The Merger Agreement—Termination.”

Q: HOW MANY VOTES DO I HAVE?

A: RSC: RSC stockholders are entitled to one vote for each share of RSC common stock held of record as of the RSC record date. As of the close of business on the RSC record date, there were      shares of RSC common stock issued and outstanding.

URI: URI stockholders are entitled to one vote for each share of URI common stock held of record as of the URI record date. As of the close of business on the URI record date, there were      shares of URI common stock issued and outstanding.

Q: WHAT IF I HOLD SHARES IN BOTH URI AND RSC?

A: If you are a stockholder of both URI and RSC, you will receive two separate packages of proxy materials. A vote as a RSC stockholder for the proposal to adopt the merger agreement will not constitute a vote as a URI stockholder for the proposal to adopt the merger agreement or to approve the stock issuance, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM URI OR RSC, OR SUBMIT A PROXY AS BOTH A URI AND RSC STOCKHOLDER OVER THE INTERNET.

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Q: WHAT DO RSC STOCKHOLDERS AND URI STOCKHOLDERS NEED TO DO NOW?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, RSC stockholders and URI stockholders are requested to vote by mail, by telephone, through the Internet or by attending the relevant special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote your shares of RSC common stock or URI common stock, as applicable, at the relevant special meeting as you direct. If you sign and send in a proxy card that does not indicate how you wish to vote, the proxy will be voted “FOR” the special meeting proposals. RSC and URI encourage you to vote your shares of RSC common stock or URI common stock as soon as possible so that your shares may be represented at the relevant special meeting.

Q: WHAT SHOULD A RSC STOCKHOLDER OR URI STOCKHOLDER DO IF HE OR SHE RECEIVES MORE THAN ONE SET OF VOTING MATERIALS?

A: As a stockholder, you may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold those shares. If you are a holder of record of RSC common stock or URI common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both RSC common stock and URI common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus in the sections entitled “RSC Special Meeting of Stockholders” and “URI Special Meeting of Stockholders.”

Q: MAY A RSC STOCKHOLDER OR URI STOCKHOLDER CHANGE OR REVOKE THE STOCKHOLDER’S VOTE AFTER SUBMITTING A PROXY?

A: Yes. If you have not voted through your bank, broker or other nominee, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of URI or RSC, as applicable, so that it is received prior to midnight on the night before the special meeting;

•	submitting a new proxy card or voting again by telephone or Internet (any earlier proxies will be revoked automatically) prior to midnight on the night before the special meeting; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions of such bank, broker or other nominee in order to change or revoke your vote.

Q: WHAT HAPPENS IF I SELL MY SHARES OF RSC COMMON STOCK OR URI COMMON STOCK BEFORE THE SPECIAL MEETING?

A: The record date for RSC or URI stockholders entitled to vote at the relevant special meeting is earlier than both the date of such special meeting and the completion of the merger. If you transfer your shares of RSC common stock or URI common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy, retain your right to vote at the relevant special meeting but will transfer the right to receive the merger consideration, if you are a RSC stockholder, to the person to whom you transfer your shares. In order to receive the merger consideration, RSC stockholders must hold their shares through the completion of the merger.

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Q: IF THE MERGER IS COMPLETED, WHEN CAN I EXPECT TO RECEIVE THE MERGER CONSIDERATION FOR MY SHARES OF RSC COMMON STOCK?

A: Certificated Shares: As soon as reasonably practicable after the effective time, URI will cause the exchange agent to mail to each holder of certificated shares of RSC common stock a form of letter of transmittal and instructions for use in effecting the exchange of RSC common stock for the merger consideration. After receiving the proper documentation from a holder of RSC common stock, the exchange agent will deliver to such holder the cash and URI common stock to which such holder is entitled under the merger agreement. More information on the documentation a holder of RSC common stock is required to deliver to the exchange agent may be found under the section entitled “The Merger—Exchange and Payment Procedures” beginning on page     .

Book Entry Shares: Each holder of record of one or more book entry shares of RSC common stock whose shares will be converted into the right to receive the merger consideration will automatically, upon the effective time, be entitled to receive, and URI will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and URI common stock to which such holder is entitled under the merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the merger consideration.

Q: IF I AM A RSC STOCKHOLDER, WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or the special meeting, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact RSC’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 Toll-Free or (212) 929-5500 Call Collect or via email at proxy@mackenziepartners.com.

Q: IF I AM A URI STOCKHOLDER, WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or the special meeting, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact URI’s proxy solicitor, Innisfree M&A Incorporated, at (888) 750-5834 (toll free from USA and Canada) or (212) 750-5833 (banks and brokers call collect).

Q: WHERE CAN I FIND MORE INFORMATION ABOUT URI AND RSC?

A: You can find more information about URI and RSC from the various sources described under the heading “Where You Can Find More Information” on page    .

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SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before you decide how to vote with respect to the merger-related proposals. In addition, we incorporate by reference important business and financial information about RSC and URI into this joint proxy statement/prospectus. For a description of this information, see “Incorporation of Certain Documents by Reference” on page     . You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page     . Each item in this summary includes a page reference directing you to a more complete description of that item.

We have included in, or incorporated by reference into, this joint proxy statement/prospectus forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control and, consequently, our actual results may differ materially from those projected by any forward-looking statements. See the section titled “Risk Factors” below for information regarding certain important factors that could cause our actual results to differ materially from those projected in our forward-looking statements. Our forward-looking statements contained herein speak only as of the date of this joint proxy statement/prospectus or, in the case of any document incorporated by reference into this joint proxy statement/prospectus, the date of that document. Except to the extent required by applicable law, we make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statements are made. See “Risk Factors” beginning on page      and “Forward-Looking Statements” beginning on page     .

Information about the Companies (Page     )

United Rentals, Inc.

URI is the largest North American equipment rental company and its network, as of January 1, 2012, consists of 529 rental locations in 48 U.S. states and every Canadian province. URI offers approximately 3,000 classes of equipment for rent to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners, and government entities. In 2011, URI generated total revenues of $2.6 billion, including $2.2 billion of equipment rental revenue.

As of December 31, 2011, URI’s fleet of rental equipment included approximately 230,000 units. The total original equipment cost of URI’s fleet (“OEC”), based on initial consideration paid, was $4.3 billion and $3.8 billion at December 31, 2011, and December 31, 2010, respectively. The fleet includes:

•	General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earthmoving equipment and material handling equipment;

•	Aerial work platforms, such as boom lifts and scissor lifts;

•	General tools and light equipment, such as pressure washers, water pumps, generators, heaters and power tools;

•	Trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work; and

•

Power and HVAC (“heating, ventilating and air conditioning”) equipment, such as portable diesel generators, electrical distribution equipment and temperature control equipment including heating and cooling equipment.

URI’s principal executive offices are located at Five Greenwich Office Park, Greenwich, Connecticut 06831, and its telephone number is (203) 622-3131.

RSC Holdings, Inc.

RSC is one of the largest equipment rental providers in North America, operating through a network of 440 rental locations across ten regions in 43 U.S. states and three Canadian provinces as of December 31, 2011. RSC services customers primarily in the industrial or non-construction, and non-residential construction markets. In 2011, RSC generated approximately 86.2% of its revenues from equipment rentals and derived the remaining 13.8% of its revenues from sales of used rental equipment, merchandise and other related items.

RSC rents a broad selection of equipment, primarily to industrial or non-construction related companies, and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, aerial work platform booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of December 31, 2011, its rental equipment fleet had an original equipment fleet cost of approximately $2.7 billion covering over 900 categories of equipment. RSC strives to differentiate its offerings through superior levels of equipment availability, reliability and service. The strength of the RSC fleet lies in its condition. RSC actively manages the condition of its fleet in order to provide customers with well maintained and reliable equipment. RSC believes its fleet is one of the best maintained among its key competitors, with 98% of the fleet current with its manufacturer’s recommended preventive maintenance at December 31, 2011. A disciplined fleet management process supports RSC in maintaining rental rate discipline and optimizing fleet utilization and capital expenditures. RSC employs a high degree of equipment sharing and mobility within regions to increase equipment utilization and adjust the fleet size in response to changes in customer demand. Integral to its equipment rental operations is the sale of used equipment and in addition, RSC sells merchandise complementary to RSC’s rental activities.

RSC’s principal executive offices are located at 6929 East Greenway Parkway, Scottsdale, Arizona 85254, and its telephone number is (480)  905-3300.

The Merger (Page     )

The merger agreement provides for the merger of RSC with and into URI, upon the terms, and subject to the conditions, set forth in the merger agreement. As the surviving corporation, URI will continue to exist following the merger.

The certificate of incorporation and by-laws of URI from and after the effective time will be the certificate of incorporation and by-laws of URI in effect immediately prior to the effective time, in each case until amended in accordance with its terms or by applicable law.

Following the completion of the merger, RSC common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Merger Consideration (Page     )

At the effective time, each share of RSC common stock issued and outstanding immediately prior to the effective time (other than the excluded shares and dissenting shares) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a validly issued, fully paid and non-assessable share of URI common stock, in each case without interest. RSC common stock owned by RSC, URI or any direct or indirect wholly owned subsidiary of RSC or URI immediately prior to the effective time (and in each case are not held on behalf of third parties), which we refer to collectively as “excluded shares”, will be cancelled without payment of consideration.

RSC common stock owned by stockholders who have perfected and not withdrawn a demand for, or lost the right to, appraisal under the DGCL with respect to their shares of RSC common stock, which we refer to as “dissenting shares”, will not be converted into the merger consideration, but rather holders of such dissenting shares will be entitled only to payment of the “fair value” of such dissenting shares in accordance with Section 262 of the DGCL. See “The Merger—Merger Consideration” beginning on page      and “Appraisal Rights” beginning on page     .

In addition, upon the effective time, each outstanding option to purchase shares of RSC common stock granted under RSC’s stock incentive plan will be converted into an option to purchase the number of shares of URI common stock determined by multiplying (i) the number of shares of RSC common stock subject to such option immediately prior to the effective time by (ii) the option exchange ratio (as defined below) (rounded down, if necessary, to a whole share of URI common stock), at an exercise price per share of URI common stock equal to the exercise price of such option divided by the option exchange ratio (rounded up, if necessary, to the nearest whole cent). Each restricted stock unit award granted under RSC’s stock incentive plan (other than an award held by a member of the RSC board who is not also an employee or officer of RSC) will be converted into the right to acquire the number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such award immediately prior to the effective time by the option exchange ratio. With respect to the portion of any restricted stock unit award that conditions vesting on both the achievement of performance measures and service-based vesting conditions, the performance measures will be deemed satisfied at the target level, but the service-based vesting conditions will continue to apply in accordance with the terms of such award. Each restricted stock unit award granted under RSC’s stock incentive plan to a member of the RSC board who is not also an employee or officer will be cancelled and converted into the right to receive from URI, with respect to each share of RSC common stock covered by such award, (i) an amount in cash, without interest, equal to $10.80 and (ii) a number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such award by the exchange ratio (rounded down, if necessary, to a whole share of URI common stock), plus any accrued dividend equivalents (as determined in accordance with the applicable award agreement) in respect of such award with a record date prior to the effective time which have been authorized by RSC and which remain unpaid at the effective time.

The “option exchange ratio” means the sum of (i) 0.2783 and (ii) the quotient determined by dividing $10.80 by the volume-weighted average of the closing sale prices of shares of URI common stock as reported on the NYSE composite transactions reporting system for each of the 10 consecutive trading days ending with the date of the closing of the merger (which we refer to as the “closing date”).

RSC stockholders will not receive any fractional shares of URI common stock pursuant to the merger agreement. Instead, holders of RSC common stock will receive a cash payment in an amount equal to the product of (A) the amount of the fractional share interests in a share of URI common stock to which such holder is entitled to receive under the merger agreement in respect of its shares of RSC common stock and (B) an amount equal to the volume-weighted average of the closing sale prices of URI common stock as reported on the NYSE composite transactions reporting system for each of the 10 consecutive trading days ending with the last complete trading day prior to the closing date. All fractional shares to which a single record holder of RSC common stock would otherwise be entitled to receive under the merger agreement will be aggregated and calculations will be rounded to three decimal places. See “The Merger Agreement—Exchange and Payment Procedures” beginning on page     .

Merger Economics

As of the date of the merger agreement, the total value of the merger consideration was estimated to be $4.8 billion, including the assumption of RSC’s senior unsecured debt by subsidiaries of URI.

In connection with the merger, RSC stockholders will receive approximately $2.44 billion in total merger consideration, comprising approximately $1.15 billion of cash consideration, shares of URI common stock valued at approximately $1.21 billion (based on the average of the high and low sales prices of URI common stock on February 13, 2012) and RSC stock options and restricted stock units valued at approximately $77 million. Based on the closing price per share of URI common stock on the NYSE on February 13, 2012, a recent trading day prior to the date of this joint proxy statement/prospectus, the value of the total merger consideration to be paid to RSC stockholders in connection with the merger represented approximately $22.29 in value for each share of RSC common stock. The value of the equity component of the merger consideration will fluctuate prior to completion of the merger, so you should obtain current market quotations for the shares of RSC common stock and URI common stock.

The cash portion of the merger consideration, repayment of RSC’s existing senior secured credit facilities and 10% senior secured notes due 2017, and transaction fees and expenses, will be paid with the net proceeds from new debt issuances, drawing on URI’s current asset-based loan (“ABL”) facility (which we refer to as the “URI ABL facility”) and/or cash on hand. URI currently estimates that approximately $2.26 billion of financing will be required to complete the merger and the related transactions but does not take into account the cost of the potential stock buyback discussed under “Risk Factors—The Merger May Not Be Accretive and May Cause Dilution to URI’s Earnings Per Share, Which May Negatively Affect the Market Price of URI Common Stock” beginning on page     . URI currently intends that New URNA will issue $650 million aggregate principal amount of senior secured notes with a maturity of 6 years in a private offering; New URNA will issue $1,550 million aggregate principal amount of senior unsecured notes with maturities of 8 and 10 years in a private offering; and URI will borrow additional funds under the URI ABL facility in an aggregate principal amount of approximately $60 million.

After paying the cash portion of the merger consideration, URI will use a portion of the net proceeds from the financings to repay RSC’s senior secured ABL revolving facility, which had approximately $488 million outstanding as of December 31, 2011, and satisfy and discharge $400 million principal amount of RSC’s 10% senior secured notes due 2017, together with related fees and expenses.

New URNA will assume $503 million principal amount of RSC’s senior notes due 2014, $200 million principal amount of RSC’s senior notes due 2019 and $650 million principal amount of RSC’s senior notes due 2021 in connection with the merger as well as certain other indebtedness of URI’s subsidiaries. Taking into account URI’s existing indebtedness, the assumption of RSC’s indebtedness and the indebtedness incurred in connection with financing the merger and related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion, including URI’s subordinated convertible debentures.

Comparative Per Share Market Price and Dividend Information (Page     )

URI common stock is listed on the NYSE under the symbol “URI.” RSC common stock is listed on the NYSE under the symbol “RRR.” The following table shows the closing prices of URI common stock and RSC common stock as reported on December 15, 2011, the last trading day before the public announcement of the merger, and on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus. This table also shows the value of the merger consideration per share of RSC common stock, which was calculated by adding (i) the cash portion of the merger consideration, or $10.80, and (ii) the closing price of URI common stock as of the specified date multiplied by the exchange ratio of 0.2783.

	URI Common Stock	RSC Common Stock	Value Per Share of RSC Common Stock
December 15, 2011	$26.04	$11.37	$18.05
February 21, 2012	$39.50	$21.67	$21.79

The market price of URI common stock and RSC common stock will fluctuate prior to completion of the merger. You should obtain current market quotations for the shares.

Neither URI nor RSC paid dividends on its common stock in 2011 and neither company has any current intention of doing so.

Opinions of RSC’s Financial Advisors (Page     )

Opinion of Barclays Capital

Barclays Capital Inc. (which we refer to as “Barclays Capital”) delivered its opinion, dated December 15, 2011, to the RSC board to the effect that based upon and subject to the qualifications, limitations and assumptions stated therein and as of the date of such opinion, from a financial point of view, the consideration to be paid to RSC stockholders pursuant to the merger agreement was fair to such stockholders.

The full text of the written opinion of Barclays Capital, dated December 15, 2011, which describes the assumptions made, procedures followed, factors considered and limitations on the review undertaken in connection with the opinion, is included as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the Barclays Capital written opinion set forth in this joint proxy statement/prospectus under the caption titled “The Merger—Opinions of RSC’s Financial Advisors—Opinion of Barclays Capital” beginning on page      is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion was provided to the RSC board in connection with its evaluation of the consideration provided for in the merger from a financial point of view. Barclays Capital’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder of RSC as to how such stockholder should vote with respect to the merger or any other matter.

Barclays Capital and Goldman, Sachs & Co. (which we refer to as “Goldman Sachs”) are collectively referred to herein as RSC’s financial advisors.

Opinion of Goldman Sachs

Goldman Sachs delivered its opinion, dated December 15, 2011, to the RSC board that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 15, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the Goldman Sachs written opinion set forth in this joint proxy statement/prospectus under the caption titled “The Merger—Opinions of RSC’s Financial Advisors—Opinion of Goldman Sachs” beginning on page      is qualified in its entirety by reference to the full text of the opinion.

Goldman Sachs provided its opinion for the information and assistance of the RSC board in connection with its consideration of the merger. Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of shares of RSC common stock should vote with respect to the merger or any other matter.

Opinions of URI’s Financial Advisors (Page     )

Opinion of Morgan Stanley

Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”) was engaged by URI to provide it with financial advisory services in connection with the potential acquisition of RSC. At the meeting of the URI board on December 15, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, based upon and subject to the assumptions, considerations, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be paid by URI pursuant to the merger agreement was fair from a financial point of view to URI.

The full text of the written opinion of Morgan Stanley, dated December 15, 2011, is attached as Appendix D to this joint proxy statement/prospectus. The opinion sets forth among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to, and should, read the entire opinion carefully and in its entirety. The summary of Morgan Stanley’s opinion and the methodology that Morgan Stanley used to render its opinion set forth in this joint proxy statement/prospectus under the caption entitled “The Merger—Opinions of URI’s Financial Advisors—Opinion of Morgan Stanley” is qualified in its entirety by reference to the full text of the opinion.

Morgan Stanley’s opinion is directed to the URI board and addresses only the fairness, from a financial point of view, to URI of the consideration to be paid by URI pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to stockholders of URI or stockholders of RSC as to how to vote at any stockholders meetings held with respect to the merger or any other matter. In addition, the opinion does not in any manner address the price at which URI common stock will trade following the consummation of the merger.

Morgan Stanley and Centerview Partners LLC (which we refer to as “Centerview”) are collectively referred to herein as URI’s financial advisors.

Opinion of Centerview

On December 15, 2011, at a meeting of the URI board held to evaluate the merger, Centerview delivered to the URI board an oral opinion, which was confirmed by Centerview by delivery of a written opinion dated December 15, 2011, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the consideration to be paid by URI in the merger was fair, from a financial point of view, to URI.

The full text of the written opinion of Centerview to the URI board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix E to this joint proxy statement/prospectus. The summary of Centerview’s opinion and the methodology that Centerview used to render its opinion set forth in this joint proxy statement/prospectus under the caption titled “The Merger—Opinions of URI’s Financial Advisors—Opinion of Centerview” is qualified in its entirety by reference to the full text of the opinion.

Centerview delivered its opinion to the URI board for the benefit and use of the URI board in connection with its consideration of the merger. The opinion and financial analyses of Centerview do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to RSC) and do not constitute a recommendation to any stockholder of any party to the merger as to how to vote or act on with respect to the merger or any other matter. The opinion and financial analyses of Centerview were prepared for and delivered to the URI board and did not evaluate the merger or the merger consideration from the point of view of any party other than URI. The opinion and financial analyses of Centerview were not intended to be used by RSC stockholders in evaluating the merger or the merger consideration.

Interests of Directors and Executive Officers of RSC and URI in the Merger (Page     )

In considering the recommendation of the RSC board and the URI board with respect to the merger agreement and the proposals on which your vote is being solicited, RSC and URI stockholders should be aware that directors and executive officers of RSC and URI have certain interests in the merger that may be different from, or in addition to or in conflict with, the interests of RSC stockholders and URI stockholders generally. The RSC board and URI board were aware of these interests and took them into account in their decisions to approve the merger agreement and the transactions contemplated by the merger agreement. With respect to RSC’s directors and executive officers, these interests included the following:

•	Three directors of the RSC board, Pierre Leroy, James Ozanne and Donald Roof, will be appointed to the URI board at the effective time, subject to completion of the merger.

•

Restricted stock unit awards held by non-employee members of the RSC board will be cancelled at the closing and converted into the right to receive the merger consideration for each share of RSC common stock covered by the award. The aggregate value of outstanding restricted stock unit awards held by such RSC directors, based on the closing price of URI common stock on the NYSE on February 21, 2012 (the latest practicable date before the date of this joint proxy statement/prospectus), is $4.7 million.

•

All converted RSC options and restricted stock units will be subject to “double-trigger” vesting following the closing of the merger, which means that if the holder’s employment is either involuntarily terminated or “constructively terminated,” the holder’s unvested options and restricted stock units will become 100% vested. The aggregate value of outstanding options and restricted stock units held by RSC’s executive officers that will be converted into awards for URI common stock, using the assumptions set forth under “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page , is $41.0 million, of which $21.5 million represents vested options and $19.5 million represents unvested options and restricted stock units.

•

Performance measures will be deemed satisfied at the target level as of the closing of the merger for RSC restricted stock units that condition vesting on both the achievement of performance-based and service-based vesting conditions.

•

RSC’s executive officers are parties to employment arrangements which provide for severance payments and other payments and benefits in the event of certain terminations of employment. For certain executive officers of RSC, cash severance payments are enhanced if such termination follows a change of control, such as a merger. The aggregate amount of cash severance that would be payable to the executive officers of RSC if their employment is terminated without cause immediately following the closing of the merger would be $7.1 million.

•

Under the merger agreement, RSC reserved the right to award up to an aggregate amount of $5.2 million in discretionary bonuses between the date of the merger agreement and the closing of the merger. Success bonuses in the aggregate amount of $3.3 million were paid to RSC’s executive officers in December 2011, and RSC may pay up to a remaining amount of $1.9 million in additional discretionary cash awards to RSC employees prior to the closing of the merger. As of the date of this joint proxy statement/prospectus, no determinations have been regarding payment of additional discretionary bonuses.

•

RSC’s 2012 annual performance bonus program for its employees (including executive officers) provides that, upon the closing of the merger, participants will be paid the prorated portion of their 2012 target bonus. If URI does not establish a comparable replacement short-term bonus program, or upon certain terminations of employment on or prior to December 31, 2012, each participant will be entitled to a prorated portion of his or her 2012 target bonus (less the amount paid at closing). The aggregate amount of 2012 target bonuses potentially payable to RSC’s executive officers is $2.6 million.

•	Indemnification of former directors and officers of RSC by URI.

With respect to URI’s directors and executive officers, the URI board considered that URI’s directors and executive officers will continue in service and/or employment following the merger.

These interests are described in further detail under “The Merger—Interests of RSC Directors and Executive Officers in the Merger” beginning on page      and “The Merger—Interests of URI Directors and Executive Officers in the Merger” beginning on page     .

Voting Agreement

Concurrently with the execution of the merger agreement, on December 15, 2011, URI entered into a voting agreement (which we refer to as the “voting agreement”) with each of OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (which we refer to collectively as the “Oak Hill Stockholders”). Pursuant to the voting agreement, the Oak Hill Stockholders have agreed, among other things, to vote (or cause to be voted) all of their shares of RSC common stock (a) in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and (b) against, and otherwise not support, any other “acquisition proposal” (as defined below in the section entitled “The Merger Agreement—Solicitation of Acquisition Proposals”) or any other action, agreement or transaction submitted for approval of RSC stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger. The voting agreement will terminate upon the earliest to occur of: (a) the date of termination of the merger agreement in accordance with its terms; (b) the date of any amendment, modification, change or waiver to any provision of the merger agreement that reduces the amount or changes the form of the merger consideration to RSC stockholders (subject to adjustment in accordance with the terms of the merger agreement); and (c) the effective time. See “The Voting Agreement” beginning on page .

As of December 15, 2011, the Oak Hill Stockholders held in the aggregate 34,755,329 shares of RSC common stock (representing approximately 33.4% of the outstanding shares of RSC common stock). As of the RSC record date, the Oak Hill Stockholders held in the aggregate                      shares of RSC common stock (representing approximately     % of the outstanding shares of RSC common stock). Based on                      outstanding shares of RSC common stock on the RSC record date, and after taking into account the votes of the directors and executive officers of RSC and the Oak Hill Stockholders, approval of the RSC merger proposal will require the affirmative vote of the holders of an additional                  outstanding shares of RSC common stock at the RSC special meeting (representing approximately     % of the outstanding shares of RSC common stock that are not owned by the directors and executive officers of RSC or the Oak Hill Stockholders).

Governmental and Regulatory Approvals (Page     )

Each of URI and RSC has agreed to use its reasonable best efforts to obtain any consent, approval, order, permit, franchise, waiver or license of or by any governmental entity and any other third party that are necessary or advisable under or in respect of any antitrust laws or otherwise required in order to consummate the merger or any of the other transactions contemplated by the merger agreement. These approvals include approval under, or notices pursuant to, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”), and section 114 of Part IX of the Competition Act (Canada) (which we refer to as the “Competition Act”).

On December 21, 2011, each of URI and RSC filed its required HSR notification and report forms with respect to the merger, commencing the initial 30-calendar-day waiting period, and its required notification pursuant to Part IX of the Competition Act with respect to the merger, commencing the initial 30-calendar-day waiting period. On January 20, 2012, the waiting period under the HSR Act expired, and on February 14, 2012, URI received a “no-action letter” from the Canadian Competition Bureau (which we refer to as the “CCB”) stating that it does not intend to oppose completion of the merger.

Financing (Page     )

Upon completion of the merger, RSC stockholders will receive cash consideration of approximately $1.15 billion in the aggregate. URI intends to obtain financing to pay for the cash component of the merger consideration, to repay RSC’s existing senior secured indebtedness and to pay fees and expenses in connection with the merger. Closing of the merger is not conditioned upon URI obtaining any financing.

On December 15, 2011, URI entered into a commitment letter (which we refer to as the “commitment letter”) with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (together which we refer to as the “Lead Arrangers”) pursuant to which the lending syndicate committed to provide in the aggregate, subject to the satisfaction of certain conditions precedent, a $650 million senior secured bridge facility, a $1,550 million senior unsecured bridge facility and, if certain amendments to URI’s existing asset based loan were not obtained, a $1,800 million asset based facility (as a replacement for URI’s existing asset based loan). As of December 29, 2011, URI had received sufficient consents to amend its existing asset based loan and such amendments became effective. As a result, the lending syndicate is no longer committed to provide a replacement asset based facility. The borrower under the bridge facilities will be New URNA. The bridge facilities will be available for URI to pay the cash consideration payable to holders of RSC common stock in connection with the merger, to repay RSC’s existing senior secured indebtedness and to pay fees and expenses in connection with the merger. URI does not currently expect to draw down on the bridge facilities.

On January 10, 2012, each of Credit Suisse AG, Cayman Islands Branch, The Bank of Nova Scotia and HSBC Bank USA, N.A. agreed, severally and not jointly, to provide a portion of the financing under the commitment letter pursuant to a joinder agreement entered into with URI and the Lead Arrangers under the commitment letter. For a more complete description of URI’s debt financing for the merger, see the section entitled “Description of Financing” beginning on page     .

URI’s financing in connection with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) borrowings under the URI ABL facility, as amended; (ii) issuance by New URNA of up to $650 million of senior secured notes in the public and/or private capital markets or, if and to the extent New URNA is unable to issue such principal amount of senior secured notes, a drawing of up to $650 million under a secured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iii) issuance of up to $1,550 million of senior unsecured notes in the public and/or private capital markets or, if and to the extent New URNA is unable to issue such principal amount of senior unsecured notes, a drawing of up to $1,550 million under an unsecured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iv) borrowings under URI’s existing accounts receivable securitization facility; and (v) using cash on hand. Any reduction in the aggregate cash consideration to be used to effect the merger will automatically reduce the bridge facility commitments on a dollar-for-dollar basis, with such reduction being allocated firstly to borrowings under the unsecured bridge facility, then secondly to the secured bridge facility. When the senior secured notes or the senior unsecured notes are issued, the commitments under the applicable bridge facility will be automatically reduced by the aggregate principal amount of such notes.

URI currently plans to issue $650 million aggregate principal amount of senior secured notes with a maturity of 6 years in a private offering; issue $1,550 million aggregate principal amount of senior unsecured notes with maturities of 8 and 10 years in a private offering; and borrow additional funds under the URI ABL facility in an aggregate principal amount of approximately $60 million.

Under certain circumstances, URI may be required to pay a termination fee of $107.5 million to RSC in the event it is unable to obtain the financing required to complete the merger. For further discussion of URI’s obligation to pay termination fees, see “The Merger Agreement—Termination; Termination Fees” section beginning on page      ..

Indebtedness of URI Following the Merger

In connection with the merger, New URNA will assume certain existing unsecured indebtedness of RSC, the principal amount of which was approximately $1.4 billion as of December 31, 2011, as well as certain other indebtedness of URI’s subsidiaries. Taking into account this assumption of indebtedness and the indebtedness incurred in connection with financing the merger and related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion, including URI’s subordinated convertible debentures. URI estimates that the annual cash interest payments on such debt would be approximately $500 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” beginning on page     . On a pro forma basis after giving effect to the merger and related transactions and the expected commitment increase under the URI ABL facility of $100 million described below, URI would have had approximately $886 million of available and undrawn capacity under the URI ABL facility.

URI’s increased indebtedness following completion of the merger could adversely affect URI’s operations and liquidity. Among other things, URI’s anticipated consolidated level of indebtedness could make URI more vulnerable to adverse economic and industry conditions, reduce URI’s ability to fund working capital and capital expenditures and take advantage of acquisition opportunities and limit URI’s ability to borrow additional funds to fund working capital, capital expenditures and other general corporate purposes. For a more detailed discussion of potential risks arising from URI’s increased indebtedness following completion of the merger, see “Risk Factors—URI’s Anticipated Level of Indebtedness Will Increase Upon Completion of the Merger and Will Expose URI to Various Risks.”

On February 17, 2012, URNA delivered a notice of requested commitment increase to Bank of America, N.A., as agent under the URI ABL facility, to request a commitment increase in an aggregate principal amount of $100 million under the URI ABL facility. Under the terms of the URI ABL facility, the commitment increase is subject to certain conditions, including the execution of an incremental assumption agreement for the lenders providing the commitment increase.

Upon the completion of the merger or soon thereafter, URI currently expects to increase the commitments under the URI ABL facility by an additional aggregate principal amount of between $100 million and $150 million. In addition, upon the completion of the merger or soon thereafter, URI currently expects to increase the commitments under its accounts receivable securitization facility by an aggregate principal amount of $100 million.

The expected increases in commitments under the URI ABL facility and URI’s accounts receivable securitization facility will provide enhanced liquidity for the combined company following the merger.

As of December 31, 2011, on an actual combined basis as well as on a pro forma basis giving effect to the merger, URI and RSC had an aggregate cash and cash equivalents balance of $41 million. URI does not expect the amount of cash on hand to change significantly upon completion of the merger.

-10.1-

Solicitation of Acquisition Proposals (Page     )

Subject to certain exceptions, during the applicable no-shop period (as described under “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     ), none of RSC, URI or any of their respective subsidiaries, or any of their respective directors or officers may, and each of RSC and URI will instruct and use reasonable best efforts to cause its and its subsidiaries’ respective directors, officers, employees, agents and representatives acting on their behalf (which we refer to collectively as “representatives”) not to, solicit, initiate or knowingly encourage inquiries or proposals, or engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information in connection with or knowingly cooperate with or otherwise knowingly facilitate any effort to make, any acquisition proposal (as defined in “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     ) or otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding these restrictions, the merger agreement provides that, if at any time during the applicable no-shop period either party receives an acquisition proposal from any person in circumstances that did not involve a material breach of such party’s no-shop obligations (and in the case of an acquisition proposal made to RSC prior to receipt of the RSC stockholder approval), such party may, subject to compliance with such party’s no-shop obligations, provide non-public information in response to a request from the person making the acquisition proposal (but only if such party receives from such person an executed confidentiality agreement in customary form and with terms no less restrictive in the aggregate to such person than those contained in the confidentiality agreement between RSC and URI) and engage or participate in any discussions or negotiations with such person, if and only to the extent that before taking such actions, the RSC board or the URI board, as applicable, (x) determines in good faith (after consultation with its outside legal counsel and financial advisors) that, in light of the terms and conditions of such acquisition proposal and the merger agreement, it is necessary to take such action in order to comply with its fiduciary obligations to its stockholders under applicable law and (2) also determines in good faith based on the information then available (after consultation with its financial advisor) that such acquisition proposal either is a superior proposal (as defined in “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     ) or is reasonably likely to result in a superior proposal.

Restrictions on Change of Recommendation (Page     )

The merger agreement generally restricts the ability of the RSC board and URI board from changing its recommendation that its stockholders adopt the merger agreement (and, in the case of URI only, approve the issuance of URI common stock to RSC stockholders in connection with the merger) (which we refer to as such party’s “board recommendation”). Under the merger agreement, each of RSC and URI has agreed that none of the RSC board, the URI board or any of their respective committees will qualify or modify (or publicly propose or resolve to do so) in a manner adverse to the other party or withhold or withdraw its board recommendation, fail to publicly affirm its board recommendation under certain circumstances or approve or recommend (or publicly propose or resolve to do so) any other acquisition proposal.

However, the RSC board or URI board may, as applicable, in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date of the merger agreement which did not exist or was not actually known, appreciated or understood by such party’s board as of the date of the merger agreement (which we refer to as an “intervening event”), or in response to a superior proposal made in material compliance with such party’s no-shop obligations:

•	make a change of recommendation; or

•	terminate the merger agreement and enter into an alternative acquisition agreement with respect to a superior proposal,

11

if, and only if, prior to taking any such action, the RSC board or URI board, as applicable, determines in good faith, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, that in light of such intervening event or superior proposal, if the merger agreement were not amended, such action would be necessary in order to comply with its fiduciary obligations to its stockholders under applicable law. In addition, in the case of RSC, RSC shall have made its representatives reasonably available in advance for a five business day negotiation period to negotiate with URI (to the extent URI desires to negotiate) possible amendment of the merger agreement as would permit RSC, in order to comply with its fiduciary obligations to RSC stockholders under applicable law, not to effect a change of recommendation or to terminate the merger agreement.

Conditions to the Merger (Page     )

The respective obligations of RSC and URI to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	receipt of the RSC stockholder approval and the URI stockholder approval;

•

receipt of certain regulatory approvals and the expiration or termination of the applicable waiting periods under the HSR Act and the Competition Act (including, in each case, any extensions thereof) (which conditions were satisfied on January 20, 2012 and February 14, 2012, respectively);

•

no court or governmental entity of competent jurisdiction in the United States has enacted, issued, promulgated, enforced or entered any law or order or taken any other action that makes illegal, restrains, enjoins or prohibits consummation of the merger or the other material actions contemplated by the merger agreement (which we refer to as a “restraining order”),

•	the NYSE has approved the listing of the shares of URI common stock to be issued in the merger, subject to official notice of issuance;

•

the SEC has declared effective the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and no stop order suspending its effectiveness has been issued and no proceeding for that purpose has been initiated by the SEC;

•

URI and RSC have received, from a nationally recognized valuation firm (which we refer to as the “valuation firm”) reasonably acceptable to RSC, an opinion at the effective time to the effect that the surviving corporation will be solvent as of the effective time and immediately after the consummation of the merger and the transactions contemplated by the merger agreement (which we refer to as the “solvency opinion”); and

•

no suit, action or proceeding by any governmental entity seeking a restraining order is pending, other than those the failure of which to obtain would not be reasonably likely to result in criminal sanctions against any party or its directors, officers, employees or affiliates.

The obligation of RSC to effect the merger is also subject to the satisfaction or waiver by RSC at or prior to the effective time of the following additional conditions:

•

URI’s representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date, subject to certain materiality or “material adverse effect” qualifications described in the merger agreement, and RSC has received a certificate from an executive officer of URI to that effect;

•

URI has performed in all material respects its obligations under the merger agreement at or prior to the closing date, and RSC has received a certificate from an executive officer of URI to that effect;

•	no change, event, circumstance or development has occurred since the date of the merger agreement that has had, or is reasonably likely to have, a material adverse effect on URI;

•	RSC has received an opinion of Paul, Weiss, RSC’s outside counsel, dated as of the closing date, to the effect that RSC will not recognize any gain or loss in respect of the merger; and

•	URI has taken all actions pursuant to the merger agreement to cause the individuals selected by RSC pursuant to the merger agreement to be appointed to the URI board at the effective time.

The obligation of URI to effect the merger is also subject to the satisfaction or waiver by URI at or prior to the effective time of the following additional conditions:

•

RSC’s representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date, subject to certain materiality or “material adverse effect” qualifications described in the merger agreement, and URI has received a certificate from an executive officer of RSC to that effect;

•

RSC has performed in all material respects its obligations under the merger agreement at or prior to the closing date, and URI has received a certificate from an executive officer of RSC to that effect;

•	URI has received an opinion of Sullivan & Cromwell, URI’s outside counsel, dated as of the closing date, to the effect that RSC will not recognize any gain or loss in respect of the merger; and

•	no change, event, circumstance or development has occurred since the date of the merger agreement that has had, or is reasonably likely to have, a material adverse effect on RSC.

No party may rely, either as a basis for not consummating the merger or for terminating the merger agreement and abandoning the merger, on the failure of any condition set forth above to be satisfied if such failure was materially contributed to by such party’s breach of any provision of the merger agreement or failure to use its reasonable best efforts (as described under “The Merger Agreement—Further Action; Efforts” beginning on page     ) to consummate the merger and the other transactions contemplated by the merger agreement.

Closing and Effective Time of the Merger (Page     )

The closing of the merger will take place on the later of (a) the third business day following the day on which the last to be satisfied or waived of the conditions to the merger (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) has been satisfied or waived, (b) the earlier of (i) a date during the marketing period (as described in “The Merger Agreement—Marketing Period” beginning on page     ) specified by URI on no fewer than three business days’ notice to RSC and (ii) the final day of the marketing period, and (c) such other time, date or place as URI and RSC may mutually agree in writing.

Assuming timely satisfaction of the necessary closing conditions, URI and RSC anticipate that the merger will be completed in the first half of 2012. The merger will become effective at the time when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such later date as URI and RSC may agree and specify in the certificate of merger).

Termination of the Merger Agreement (Page     )

URI and RSC may, by mutual written consent, terminate the merger agreement and abandon the merger at any time prior to the effective time, whether before or after obtaining the RSC stockholder approval and the URI stockholder approval.

The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time as follows:

•	by either URI or RSC, if:

•

the merger has not been consummated by the termination date (as defined in this section below) (but this right will not be available to any party whose material breach of a representation, warranty, covenant or agreement in the merger agreement has been a principal cause of the failure of the merger to occur by the termination date);

•

any government entity of the U.S. or Canada has issued a final, nonappealable decision or restraining order that prohibits consummation of the merger and that gives rise to the failure of any of the conditions to the consummation of the merger relating to the required antitrust or other governmental consents;

•	the RSC stockholder approval is not obtained;

•	the URI stockholder approval is not obtained; or

•

all of the other conditions to URI’s obligation to complete the merger have been satisfied and the valuation firm fails to deliver the solvency opinion by the date on which the closing is required to occur pursuant to the merger agreement; or

•	by URI, if:

•

the RSC board makes a change of recommendation as described under “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     , or formally resolves to or publicly announces its intention to do so;

•

the RSC board fails to recommend against any tender or exchange offer, or proposal, that would (if completed) constitute an acquisition proposal within ten business days after the commencement of such offer or proposal or the RSC board recommends that RSC stockholders tender in such tender offer, or formally resolves to or publicly announces its intention to do so;

•

RSC breaches in any material respect the applicable no-shop provisions as described under “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     , or formally resolves to or publicly announces its intention to do so;

•

the RSC board fails to include its board recommendation in this joint proxy statement/prospectus, or formally resolves to or publicly announces its intention to do so (we refer to the events described in this and the immediately preceding three bullet points collectively as the “RSC no-shop events”);

•

RSC has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach, failure to perform or untruth (i) would give rise to the failure of a condition to the closing of the merger relating to the accuracy of the representations and warranties of RSC or compliance by RSC with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured prior to the earlier of (A) 30 calendar days after written notice thereof is given by URI to RSC and (B) the termination date (but URI will not have this right to terminate if URI is then in breach of any of its representations, warranties, covenants or other agreements that would cause the conditions to the obligation of RSC to consummate the merger not to be satisfied);

•	URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with the applicable no-shop provisions; or

•

RSC, following URI’s request, fails to provide within 160 days after the date of the merger agreement the required financial information (as defined under “The Merger Agreement—Marketing Period” beginning on page     ) and, as a result, URI fails to satisfy the conditions precedent to obtaining financing for the merger as set forth in the commitment letter (see “The Merger Agreement—Financing” beginning on page     ) and such financing is not available to URI at closing; or

•	by RSC, if:

•	the URI board makes a change of recommendation, or formally resolves to or publicly announces its intention to do so;

•

the URI board fails to recommend against any tender or exchange offer, or proposal, that would (if completed) constitute an acquisition proposal within ten business days after the commencement of such offer or proposal or the URI board recommends that URI stockholders tender in such tender offer, or formally resolves to or publicly announces its intention to do so;

•	URI breaches in any material respect the applicable no-shop provisions, or formally resolves to or publicly announces its intention to do so;

•

the URI board fails to include its board recommendation in this joint proxy statement/prospectus, or formally resolves to or publicly announces its intention to do so (we refer to the events described in this and the immediately preceding three bullet points collectively as the “URI no-shop events”);

•

URI has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach, failure to perform or untruth (i) would give rise to the failure of a condition to the closing of the merger relating to the accuracy of the representations and warranties of URI or compliance by URI with its obligations under the merger agreement and (ii) cannot be cured prior to the closing of the merger or, if curable, is not cured prior to the earlier of (A) 30 calendar days after written notice thereof is given by RSC to URI and (B) the termination date (but RSC will not have this right to terminate if RSC is then in breach of any of its representations, warranties, covenants or other agreements that would cause the conditions to the obligation of URI to consummate the merger not to be satisfied);

•	RSC enters an alternative acquisition agreement with respect to a superior proposal made in material compliance with the applicable no-shop provisions; or

•

the conditions to URI’s obligation to complete the merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, the condition regarding delivery of the solvency opinion or any condition that fails to be satisfied if the failure is attributable to URI’s breach of the merger agreement) and URI fails to complete the merger on the closing date.

The “termination date” means June 15, 2012 (but if any of the conditions to the merger have not been satisfied, the marketing period has not yet commenced, or the marketing period has commenced but has not yet been completed by that date, the termination date may be extended until September 15, 2012, by either URI or RSC by written notice to the other party).

Termination Fees; Expenses (Page     )

URI is required to pay RSC a “termination fee” equal to $60,000,000 if the merger agreement is terminated:

•	by URI, for any of the following reasons:

•

URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with URI’s obligations under the applicable no-shop provisions (see “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     ); or

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI), in each case where RSC had the right to terminate the merger agreement because a URI no-shop event has occurred; or

•	by RSC, if a URI no-shop event has occurred; or

•	by RSC, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of URI or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•	either

•	the URI stockholder approval is not obtained;

•

the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC); or

•

URI has breached or failed to perform any of its covenants or agreements in the merger agreement and that breach or failure to perform (i) would give rise to the failure of a condition to the closing of the merger relating to the compliance by URI with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured within 30 calendar days after written notice of such breach or failure is given by RSC to URI or by the termination date (provided that RSC is not then in breach of any of its representations, warranties, covenants or other agreements if such breach would cause the conditions to the obligations of URI to consummate the merger not to be satisfied), whichever occurs first; and

•

at any time within 12 months of such termination, URI or any of its subsidiaries consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal; or

•	by URI, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of URI or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI); and

•	at any time within 12 months of such termination, URI consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal.

RSC is required to pay URI a termination fee equal to $60,000,000 if the merger agreement is terminated:

•	by RSC, for any of the following reasons:

•	RSC enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with RSC’s obligations under the applicable no-shop provisions; or

•

the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC), in each case where URI had the right to terminate the merger agreement because a RSC no-shop event has occurred (as defined under “The Merger Agreement—Termination” beginning on page     ); or

•	by URI, if a RSC no-shop event has occurred; or

•	by URI, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of RSC or its assets and such acquisition proposal or public intention is not withdrawn without qualification; and

•	either

•	the RSC stockholder approval is not obtained; or

•

the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI); or

•

RSC has breached or failed to perform any of its covenants or agreements in the merger agreement and that breach or failure to perform (i) would give rise to the failure of a condition to the closing of the merger relating to the compliance by RSC with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured within 30 calendar days after written notice thereof is given by URI to RSC or by the termination date (provided that URI is not then in breach of any of its representations, warranties, covenants or other agreements if such breach would cause the conditions to the obligations of RSC to consummate the merger not to be satisfied), whichever occurs first; and

•	at any time within 12 months of such termination, RSC consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal; or

•	by RSC, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of RSC or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•	the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC); and

•	at any time within 12 months of such termination, RSC consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal.

Financing Failure Fee

URI is required to pay RSC a “financing failure fee” of $107,500,000 in the event that the merger agreement is terminated:

•	by URI, if the merger has not been completed by the termination date and at such time RSC would have been entitled to terminate the merger agreement pursuant to either of the following two bullets;

•

by RSC, if the conditions to URI’s obligation to complete the merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, the condition regarding delivery of the solvency opinion or any condition that fails to be satisfied if the failure is attributable to URI’s breach of the merger agreement) and URI fails to complete the merger on the date on which the closing is required to occur pursuant to the merger agreement; or

•

by either party, if all of the other conditions to URI’s obligation to complete the merger have been satisfied and the valuation firm fails to deliver the solvency opinion by the date on which the closing is required to occur pursuant to the merger agreement.

Reimbursable Expenses Relating to Termination

URI is required to reimburse RSC for all of the out-of-pocket expenses incurred by RSC and its subsidiaries in connection with the merger agreement and the transactions contemplated thereby (which we refer to as “reimbursable expenses”), up to a maximum amount of $20,000,000 in the event that the merger agreement is terminated:

•	by URI, for any of the following reasons:

•	URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with URI’s obligations under the applicable no-shop provisions; or

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI), in each case where RSC had the right to terminate the merger agreement because a URI no-shop event has occurred; or

•	by RSC, if a URI no-shop event has occurred; or

•	by either party, for any of the following reasons:

•	if the URI stockholder approval is not obtained; or

•	under circumstances which would require the payment of the financing failure fee by URI.

RSC is required to reimburse URI for all of its reimbursable expenses up to a maximum amount of $20,000,000 in the event that the merger agreement is terminated:

•	by RSC, for any of the following reasons:

•	RSC enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with RSC’s obligations under the applicable no-shop provisions; or

•

the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC), in each case where URI had the right to terminate the merger agreement because a RSC no-shop event has occurred; or

•	by URI, if a RSC no-shop event has occurred; or

•	by either party, if the RSC stockholder approval is not obtained.

Fees and Expenses

The third party fees and expenses expected to be incurred by URI in connection with the merger are estimated to be approximately $45 million in the aggregate. Such expenses include fees paid to URI’s financial advisors, consultants and other advisors, transaction-related accounting and legal fees, printing costs and registration and filing fees, among others. The following table sets forth the estimated third party fees and expenses that URI expects to incur in connection with the merger:

Type of Fee	Amount ($)
Governmental filing fees (SEC, FTC, CCB)	$480,000
Financial, legal, accounting and advisory fees	$44,316,000
Printing and mailing expense	$230,000
Miscellaneous fees and expenses	$200,000
Total	$45,226,000

The third party fees and expenses expected to be incurred by RSC in connection with the merger are estimated to be approximately $39 million in the aggregate. Such expenses include fees paid to RSC’s financial advisors, consultants and other advisors, transaction-related accounting and legal fees, printing costs and registration and filing fees, among others. The following table sets forth the estimated third party fees and expenses that RSC expects to incur in connection with the merger:

Type of Fee	Amount ($)
Governmental filing fees (SEC)	$50,000
Financial, legal, accounting and advisory fees	$39,000,000
Printing and mailing expense	$230,000
Miscellaneous fees and expenses	$200,000
Total	$39,480,000

For a discussion of other fees and expenses RSC expects to incur in connection with the merger, see “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page        .

Material United States Federal Income Tax Consequences of the Merger (Page     )

It is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul, Weiss”), counsel to RSC, and of Sullivan & Cromwell LLP (which we refer to as “Sullivan & Cromwell”), counsel to URI, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Therefore, as a result of the merger, a U.S. holder of shares of RSC common stock will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration but will recognize gain or loss with respect to any cash received in lieu of fractional shares of RSC common stock. These opinions are based on certain assumptions and on representation letters delivered by URI and RSC in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts with respect to the merger, the United States federal income tax consequences of the merger could be adversely affected.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page     .

The tax consequences of the merger for any particular RSC stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, RSC stockholders are urged to consult their tax advisors to determine the tax consequences of the merger to them.

Listing of URI Common Stock on the NYSE (Page     )

Under the terms of the merger agreement, URI is required to use its reasonable best efforts to cause the shares of URI common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Comparison of Stockholders’ Rights (Page     )

As a result of the merger, the holders of RSC common stock will become holders of URI common stock. Following the merger, RSC stockholders will have different rights as stockholders of URI than they had as stockholders of RSC due to the different provisions of the governing documents of RSC and URI. For additional information comparing the rights of stockholders of RSC and URI, see “Comparison of Stockholders’ Rights” beginning on page     .

Litigation Relating to the Merger (Page     )

Since the announcement by URI and RSC on December 16, 2011, that they had entered into the merger agreement, one lawsuit has been filed by purported stockholders of RSC challenging the merger. The complaint in the action names as defendants RSC, each member of the RSC board, certain of RSC’s officers, and URI.

The complaint alleges, among other things, that the directors and officers of RSC breached their fiduciary duties by allegedly agreeing to sell RSC at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of RSC. The complaint also alleges RSC and URI aided and abetted in the directors’ and officers’ breach of their fiduciary duties. The complaint seeks injunctive relief and other equitable relief as well as money damages. Further detail concerning the lawsuit are set forth under the section entitled “The Merger—Litigation Relating to the Merger” beginning on page     .

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Forward-Looking Statements,” RSC stockholders should carefully consider the following risk factors in deciding whether to vote for the RSC merger proposal and the golden parachute proposal, and URI stockholders should carefully consider the following risks in deciding whether to vote for the URI merger proposal and the stock issuance proposal. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page      and “Incorporation of Certain Documents by Reference” on page     .

Risks Relating to the Merger

Because the Exchange Ratio Is Fixed and No Adjustment to the Exchange Ratio Will Be Made, RSC Stockholders Cannot Determine With Certainty the Market Value of the Shares of URI Common Stock to Be Issued Upon Completion of the Merger.

Upon completion of the merger, each issued and outstanding share of RSC common stock will be converted into the right to receive $10.80 in cash and 0.2783 of a share of URI common stock. The exchange ratio is fixed, and there will be no adjustment for changes in the market price of RSC common stock prior to completion of the merger. Accordingly, the value of the stock consideration you will receive upon completion of the merger will depend upon the market price of the URI common stock at the time of the merger.

The value of the URI stock consideration you may receive in the merger will continue to fluctuate from the date that this joint proxy statement/prospectus is mailed through the date of the RSC special meeting and thereafter and this will affect the value represented by the exchange ratio both in terms of the shares of RSC common stock you hold and the shares of URI common stock you will receive in connection with the merger. Accordingly, at the time of the RSC special meeting, you will not know or be able to determine the value of the URI common stock you may receive upon completion of the merger. It is possible that your shares of RSC common stock may have a greater market value than the cash and shares of URI common stock for which they are exchanged. For that reason, the market price of RSC common stock on the date of the RSC special meeting may not be indicative of the consideration you will receive upon completion of the merger. The market prices of URI common stock and RSC common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of URI and RSC. Many of these factors are beyond URI’s and RSC’s control.

Completion of the Merger Is Subject to Many Conditions and If These Conditions Are Not Satisfied or Waived, the Merger Will Not Be Completed.

The merger agreement is subject to many conditions which must be satisfied or waived in order to complete the merger. The mutual conditions of the parties include, among others: (i) receipt of the RSC stockholder approval, (ii) receipt of the URI stockholder approval, (iii) the expiration or termination of the waiting period applicable to the merger under the HSR Act and section 114 of Part IX of the Competition Act (which conditions were satisfied on January 20, 2012 and February 14, 2012, respectively), (iv) the receipt of an advance ruling certificate or no-action letter from the Commissioner of Competition of Canada (which we refer to as the “Commissioner”) (which condition was satisfied on February 14, 2012), (v) the absence of any law, order or injunction that would prohibit, restrain or make illegal the merger, (vi) the approval for listing on the NYSE of URI common stock to be issued in the merger, (vii) the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part to be filed by URI for purposes of registering the URI common stock to be issued in connection with the merger, (viii) the receipt of an opinion relating to the solvency of the surviving corporation and (ix) the absence of any suit, action or proceeding by any governmental entity of competent jurisdiction seeking an order that would prohibit, restrain or make illegal the merger, other than those the failure of which to obtain would not be reasonably likely to result in criminal sanctions against any party or its directors, officers, employees or affiliates. In addition, each party’s obligation to consummate the merger is subject to certain other conditions, including, among others, (w) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions), (x) the other party’s compliance with its covenants and agreements contained in the merger agreement (subject to customary materiality qualifiers), (y) the absence of any change, event, circumstance or development arising during the period from the date of the merger agreement until the effective time that has had or is reasonably likely to have a material adverse effect (as defined below in the section entitled “The Merger Agreement—Representations and Warranties of RSC”) on the other party and (z) the receipt of an opinion of counsel to the effect that RSC will not recognize any gain or loss in respect of the merger. RSC’s obligation to consummate the merger is also subject to the taking by URI of all actions required to be taken so that three of the independent directors (as determined in accordance with the rules of the NYSE) of the RSC board designated by RSC for appointment to the URI board are appointed to the URI board at the effective time. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page     .

There can be no assurance that the conditions to closing of the merger will be satisfied or waived or that the merger will be completed.

RSC Stockholders Will Have a Reduced Ownership and Voting Interest in the Combined Company After the Merger and Will Exercise Less Influence Over Management.

Upon the completion of the merger, each holder of shares of RSC common stock (other than excluded shares and dissenting shares) will receive $10.80 in cash and 0.2783 of a share of URI common stock for each share of RSC common stock converted in connection with the merger. Therefore, RSC stockholders will have a lower percentage ownership in the combined company than they had in RSC immediately prior to the effective time. Assuming no new shares of URI common stock or RSC common stock are issued after the date of this joint proxy statement/prospectus and no holders of RSC common stock exercise their appraisal rights under Delaware law, it is currently anticipated that the RSC stockholders as of immediately prior to the merger will hold approximately 30% in the aggregate of the issued and outstanding shares of URI common stock immediately after completion of the merger, as determined on a fully-diluted basis. As a result, RSC stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of RSC.

URI’s Inability to Satisfy and Comply with the Conditions under Its Existing Financing Arrangements or Raise Additional or Replacement Financing Could Delay or Prevent the Completion of the Merger.

URI’s obligations under the merger agreement are not subject to any conditions regarding its ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, and URI is obligated under the merger agreement to have sufficient funds available to satisfy its obligations under the merger agreement.

In addition to cash on hand, URI must raise a substantial amount of capital from third-party sources to finance the transactions contemplated by the merger agreement. On December 15, 2011, URI entered into a commitment letter with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC, to which Credit Suisse AG, The Bank of Nova Scotia and HSBC Bank USA were added pursuant to a joinder agreement on January 10, 2011, pursuant to which each member of the lending syndicate committed to provide bridge financing in connection with the merger, subject to URI’s satisfaction of certain conditions precedent. The financing of the transactions contemplated by the merger agreement may take any of several forms or any combination of them, including but not limited to the following: (i) New URNA may issue

$650 million aggregate principal amount of senior secured notes in a private offering; (ii) New URNA may issue $1,550 million aggregate principal amount of senior unsecured notes in a private offering; and (iii) URI intends to borrow an amount currently estimated at $60 million under the URI ABL facility. See “Description of Financing” beginning on page     .

The URI ABL facility contains customary conditions to funding. There is a risk that these conditions will not be satisfied on a timely basis or at all. There is also a risk that one or more members of the lending syndicate will default on its obligations to provide its committed portion of the financing (and the commitments of any defaulting syndicate member cannot be replaced on a timely basis). There are a number of risks and uncertainties associated with the execution of a capital markets financing, particularly in light of recent volatility in the capital markets and economic factors affecting the U.S. and global economies. All of these risks are magnified given the scale of financing required to consummate the transactions contemplated by the merger agreement. Any failure of URI to satisfy and comply with conditions under its existing financing arrangements or raise additional or replacement financing could delay or impede the closing of the merger.

In addition, if URI is unable to obtain the financing necessary to complete the merger, URI may be required under the merger agreement under certain circumstances to pay a termination fee of $107.5 million to RSC and to reimburse RSC for its expenses incurred in connection with the transactions contemplated by the merger agreement up to a maximum of $20 million. See “The Merger Agreement—Effect of Termination” beginning on page     .

RSC Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on RSC and consequently on the combined company following the merger. These uncertainties could disrupt RSC’s business and cause customers, suppliers, partners and others that deal with RSC to defer entering into contracts with RSC or making other decisions concerning RSC or seek to change or cancel existing business relationships with RSC. The uncertainty and difficulty of integration in the combined company could also cause key employees of RSC to lose motivation or to leave their employment. In addition, the merger agreement restricts RSC from making certain acquisitions and taking other specified actions until the merger occurs without the consent of URI. These restrictions may prevent RSC from pursuing attractive business opportunities that may arise prior to the completion of the merger. RSC may also become subject to lawsuits and adverse judgments related to the merger that may prevent the merger from being completed or from being completed within the expected timeframe. See “The Merger—Conduct of RSC’s Business Pending the Merger” beginning on page      for a description of the restrictive covenants to which RSC is subject.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

URI and RSC may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by the “termination date” (as defined in “The Merger Agreement—Termination” beginning on page     ). In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, URI or RSC may be required to pay the other party a termination fee of $60 million or $107.5 million or damages (depending on the specific circumstances), including in the event the other party materially breaches the “no-shop” restrictions or terminates the merger agreement to accept a superior proposal (as defined in “The Merger Agreement—Effect of Termination”). In addition, under certain circumstances, RSC or URI may also be required to reimburse the expenses of the other party up to a maximum of $20 million in connection with the termination of the merger agreement. See “The Merger Agreement—Effect of Termination” beginning on page      for a more complete discussion of the circumstances under which the merger agreement could be terminated and the termination fees that may be payable by RSC or URI.

In addition, although the Oak Hill Stockholders have agreed to vote their shares in favor of the adoption of the merger agreement pursuant to the voting agreement, this obligation and the other obligations of the Oak Hill Stockholders under the voting agreement will terminate if the merger agreement is terminated.

The Merger Agreement Limits URI’s and RSC’s Ability to Pursue Alternatives to the Merger.

Each of RSC and URI has agreed that it will not solicit, initiate or knowingly encourage any inquiries or proposals, engage in, continue or otherwise participate in any discussions or negotiations, or provide to any person any non-public information or data, in each case regarding any “acquisition proposal” (as defined below in the section entitled “The Merger Agreement—Solicitation of Acquisition Proposals”) or otherwise knowingly facilitate any effort or attempt to make such an acquisition proposal. These restrictions are, however, subject to certain limited exceptions. These exceptions include the ability of RSC or URI to take certain actions in response to an unsolicited acquisition proposal if its board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, as appropriate, that (i) the acquisition proposal is a superior proposal or is reasonably likely to result in a superior proposal and (ii) in light of the terms and conditions of such acquisition proposal and the merger, it is necessary to take such action in order to comply with its fiduciary obligations to the stockholders of RSC or URI, as applicable, under applicable law. RSC is subject to such “no-shop” provisions until the earlier of (i) the effective time and (ii) the termination of the merger agreement in accordance with its terms, and URI is subject to such “no-shop” provisions until the earlier of (i) the receipt of the URI stockholder approval and (ii) the termination of the merger agreement in accordance with its terms. Each party has also agreed that its board of directors will not change its recommendation to its stockholders or approve or recommend any alternative agreement or cause URI or RSC, as the case may be, to enter into an alternative acquisition agreement relating to an acquisition proposal (as defined in “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page     ), subject to limited exceptions, including that, at any time prior to the RSC stockholder approval being obtained, the RSC board may change its recommendation if it concludes in good faith, after consultation with its outside legal counsel, that it is necessary to take such action in order to comply with its fiduciary obligations to the RSC stockholders under applicable law and certain other conditions specified in the merger agreement are satisfied.

The merger agreement also requires each party to call, give notice of and hold a meeting of its stockholders for the purposes of obtaining the applicable stockholder approval, unless the merger agreement is terminated in accordance with its terms. See “The Merger Agreement—RSC Stockholders Meeting” and “The Merger Agreement—URI Stockholders Meeting.” In addition, under specified circumstances, RSC or URI may be required to pay a termination fee of $60 million to the other party if the merger is not completed, including in the event RSC or URI breaches its “no-shop” provisions in any material respect or terminates the merger agreement to accept a superior proposal. RSC or URI may also be required to reimburse the other party for its expenses, up to a maximum amount of $20 million under certain circumstances, in the event its stockholders do not approve the merger-related proposals. See the section entitled “The Merger Agreement—Effect of Termination” beginning on page      for a description of the circumstances under which such termination fees and expense reimbursements are payable.

These provisions may discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of URI or RSC from considering or proposing that acquisition even if it were prepared to pay consideration with a higher price per share than that to be paid in connection with the merger, or may result in a potential competing acquiror proposing to pay a lower per share price to acquire URI or RSC than it might otherwise have proposed to pay. Under the terms of the merger agreement, URI and RSC (in the case of RSC, prior to the adoption of the merger agreement by RSC stockholders) may engage or participate in discussions and negotiations with respect to an alternative unsolicited bona fide acquisition proposal (subject to its obligation to pay a termination fee to the other party under certain circumstances) if and only to the extent that the URI board or the RSC board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisors) that, in light of the terms and conditions of such acquisition proposal and the merger agreement, such action would be necessary in order to comply with its fiduciary obligations to URI’s or RSC’s, as applicable, stockholders under applicable law and also determines in good faith based on information then available (after consultation with its financial advisor) that such acquisition proposal is a superior proposal or is reasonably likely to result in a superior proposal. RSC is also required to keep URI informed of developments, discussions and negotiations relating to any such acquisition proposal and to negotiate with URI (if URI desires to negotiate) before terminating the merger agreement to accept a superior proposal or before the RSC board changes its recommendation.

Certain Directors and Executive Officers of URI and RSC May Have Interests in the Merger That Are Different from, or in Addition To or in Conflict with, Yours.

Certain of the directors and executive officers of URI and RSC negotiated the terms of the merger agreement and each of the URI board and the RSC board unanimously recommended that the stockholders of URI and RSC, as applicable, vote in favor of the merger-related proposals. These directors and executive officers may have interests in the merger that are different from, or in addition to or in conflict with, yours.

•	With respect to URI’s directors and executive officers, these interests include the continued employment of executive officers of URI and/or the continued service as directors of URI.

•	With respect to RSC’s directors and executive officers, these interests include the following:

o	Continued employment of certain executive officers of RSC by URI, and continued service of three independent directors of the RSC board, Pierre Leroy, James Ozanne and Donald Roof, as directors of URI;

o	RSC reserved the right under the merger agreement to award up to an aggregate amount of $5.2 million in discretionary bonuses between the date of the merger agreement and the closing of the merger. Success bonuses in the aggregate amount of $3.3 million were paid to RSC’s executive officers in December 2011, and RSC may pay up to a remaining amount of $1.9 million in additional discretionary cash awards to RSC employees prior to the closing of the merger. As of the date of this joint proxy statement/prospectus, no determinations have been regarding payment of additional discretionary bonuses.

o	Potential payment of up to an aggregate amount of $1.9 million in additional discretionary cash success awards to RSC employees (which could include executive officers) prior to closing of the merger;

o	Payment of prorated target bonuses for 2012 at the closing of the merger, as well as protection of the remaining portion of the 2012 target bonuses if URI does not establish a replacement plan;

o	Payment of merger consideration in exchange for restricted stock units (whether vested or unvested) held by non-employee members of the RSC board;

o	“Double-trigger” vesting acceleration of stock options and restricted stock units held by RSC’s executive officers;

o	Deemed satisfaction of performance goals applicable to RSC restricted stock units subject to both performance-based and service-based vesting conditions;

o	Severance protection under executive officers’ employment agreements, and in some cases, enhanced severance if the qualifying termination occurs upon or within 12 months following the merger; and

o	Indemnification of former directors and officers of RSC by URI.

You should be aware of these interests when you consider your board of directors’ recommendation that you vote in favor of the merger-related proposals.

The RSC board was aware of these interests when it declared the advisability of the merger agreement, determined that it was fair to the RSC stockholders and recommended that the RSC stockholders approve the adoption of the merger agreement. The URI board was aware of these interests when it declared the advisability of the merger agreement, determined that it was fair to the URI stockholders and recommended that the URI stockholders approve the adoption of the merger agreement and the stock issuance. For a further discussion of the interests of the board of directors and management of RSC and URI in the merger, see “The Merger—Interests of RSC Directors and Executive Officers in the Merger” beginning on page     , “The Merger—Interests of URI Directors and Executive Officers in the Merger” beginning on page      and “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page     .

The Shares of URI Common Stock to Be Received by RSC Stockholders as a Result of the Merger Will Have Rights Different from the Shares of RSC Common Stock.

Upon completion of the merger, the rights of former RSC stockholders who become URI stockholders will be governed by the certificate of incorporation and by-laws of URI. The rights associated with RSC common stock are different from the rights associated with URI common stock. See “Comparison of Stockholders’ Rights” beginning on page      for a discussion of the different rights associated with URI common stock.

Risks Relating to the Business of URI Upon Completion of the Merger

Combining the Businesses of URI and RSC May Be More Difficult, Costly or Time-Consuming Than Expected, Which May Adversely Affect URI’s Results and Negatively Affect the Value of URI’s Stock Following the Merger.

URI and RSC have entered into the merger agreement because we believe that the merger will be beneficial to our respective companies and stockholders. The success of the merger will depend, in part, on URI’s ability to realize the anticipated benefits and cost savings from combining the businesses of URI and RSC. To realize these anticipated benefits and cost savings, URI must successfully combine the businesses of URI and RSC in an efficient and effective manner. If URI and RSC are not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of URI common stock may be affected adversely.

URI and RSC have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect URI’s ability to maintain relationships with customers, employees and suppliers or to achieve the anticipated benefits of the merger.

Specifically, issues that must be addressed in integrating the operations of RSC into URI’s operations in order to realize the anticipated benefits of the merger include, among other things:

•	integrating and optimizing the utilization of the rental equipment of URI and RSC;

•	integrating the marketing, promotion and information technology systems of URI and RSC;

•	maintenance of the combined company’s rental equipment portfolio;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between the companies;

•	consolidating the equipment purchasing, maintenance and resale operations;

•	consolidating corporate and administrative functions;

•	consolidating branch locations;

•	consolidating sales and marketing operations;

•	transitioning and retaining customers;

•	identifying and eliminating redundant and underperforming operations and assets;

•	the retention of key employees;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of URI, which may affect adversely the value of the URI common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved at all, may be lower than what URI expects and may take longer to achieve than anticipated. If URI is not able to adequately address these challenges, URI may be unable to successfully integrate RSC’s operations into its own or to realize the anticipated benefits of the integration of the two companies.

The Unaudited Pro Forma Combined Condensed Consolidated Financial Information Included in This Joint Proxy Statement/Prospectus Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma condensed consolidated financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what URI’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the RSC identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized and the impact of the proposed financing. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of RSC as of the date of the completion of the merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” beginning on page     .

URI’s Anticipated Level of Indebtedness Will Increase Upon Completion of the Merger and Will Expose URI to Various Risks.

Upon completion of the merger, URI will have a significant amount of indebtedness. In connection with the merger, New URNA will assume certain existing indebtedness of RSC, the principal amount of which was approximately $1.4 billion as of December 31, 2011. New URNA will also assume certain indebtedness of URNA. In addition, URI will repay RSC’s senior secured ABL revolving facility, which had approximately $488 million outstanding as of December 31, 2011, and $400 million principal amount of RSC’s 10% senior secured notes due 2017 and will pay the related fees and expenses. Taking into account URI’s existing indebtedness (which indebtedness was approximately $3.0 billion as of December 31, 2011), this assumption of indebtedness and the indebtedness incurred in connection with the financing of the merger and the other related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion, including URI’s subordinated convertible debentures.

URI’s anticipated level of indebtedness following completion of the merger could adversely affect URI in a number of ways. For example, it could or it will:

•	make it more difficult for URI to pay or refinance its debts as they become due during adverse economic, financial market and industry conditions;

•	require URI to use a larger portion of its cash flow for debt service, reducing funds available for other purposes;

•	cause URI to be less able to take advantage of business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	increase URI’s vulnerability to adverse economic, industry or competitive developments;

•	affect URI’s ability to obtain additional financing, particularly as substantially all of URI’s assets will be subject to liens securing its indebtedness;

•	decrease URI’s profitability and/or cash flow;

•	cause URI to be disadvantaged compared to competitors with less leverage;

•	result in a downgrade in the credit rating of URI or any indebtedness of URI or its subsidiaries which could increase the cost of further borrowings; and

•	limit URI’s ability to borrow additional funds in the future to fund working capital, capital expenditures and other general corporate purposes.

The terms of URI’s indebtedness as of the date of this joint proxy statement/prospectus and following the completion of the merger are expected to include covenants that, among other things, restrict URI’s ability to: (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) prepay certain other indebtedness or amend other financing arrangements; (v) pay dividends; (vi) create liens on assets; (vii) enter into sale and leaseback transactions; (viii) make investments, loans or advances; (ix) make acquisitions; (x) engage in mergers or consolidations; (xi) change the business conducted; and (xii) engage in certain transactions with affiliates.

URI depends on cash on hand and cash flows from operations to make scheduled debt payments. If URI is unable to service its indebtedness and fund its operations, URI will be forced to adopt an alternative strategy that may include:

•	reducing or delaying capital expenditures;

•	limiting its growth;

•	seeking additional capital;

•	selling assets; or

•	restructuring or refinancing its indebtedness.

Even if URI adopts an alternative strategy, the strategy may not be successful and URI may continue to be unable to service its indebtedness and fund its operations.

Upon completion of the merger, a portion of URI’s indebtedness will bear interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase its interest expense and its debt service obligations. In addition, in connection with the merger, URI expects to draw $60 million under the URI ABL facility, which bears interest at variable rates. See the section titled ‘‘Item 7A—Quantitative and Qualitative Disclosure About Market Risk’’ in URI’s most recent Annual Report on Form 10-K, incorporated by reference herein, for additional information relating to interest rate risk.

Downgrades or Other Changes in URI’s Credit Ratings That May Occur as a Result of the Merger or Other Events Could Increase URI’s Borrowing Costs.

In connection with the merger, New URNA will assume certain existing indebtedness of RSC, the principal amount of which was approximately $1.4 billion as of December 31, 2011. Taking into account URI’s existing indebtedness, this assumption of indebtedness and the indebtedness incurred in connection with the financing of the merger and related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion, including URI’s subordinated convertible debentures. Following completion of the merger, URI and all of New URNA’s U.S. domestic subsidiaries (with certain limited exceptions) will guarantee the debt incurred by New URNA to finance the merger and related transactions. New URNA will by reason of the debt incurred to finance the merger and related transactions have higher aggregate levels of indebtedness than URI and RSC currently have in the aggregate.

Credit rating agencies continually review their ratings for the companies that they follow, including URI. The merger and the related transactions, including the financing of the merger and related transactions, as well as the future incurrence of additional secured or unsecured indebtedness by URI and its subsidiaries may cause the rating agencies to reassess the ratings assigned to URI and its debt securities. Any such action may lead to a downgrade of any rating assigned to URI or its debt securities or in the assignment of a rating for new or existing URI debt that is lower than might otherwise be the case. On December 16, 2011, following URI’s announcement of the proposed merger, Standard & Poor’s Ratings Services placed the issue level rating on URI’s senior unsecured notes on negative watch in anticipation of the indebtedness URI plans to incur in connection with the merger.

The credit ratings assigned to the combined company and its indebtedness will affect both its ability to obtain new financing and the cost of financing and credit. It is possible that rating agencies may downgrade URI’s credit ratings or change their outlook about URI, which could increase URI’s cost of capital and make its efforts to raise capital more difficult and, in turn, adversely affect URI’s financial results. In addition, following the merger, the combined company may not be able to refinance its indebtedness on terms acceptable to it, if at all.

URI Will Incur Significant Transaction and Merger-Related Costs in Connection with the Merger.

URI has incurred and expects to incur a number of non-recurring costs associated with combining the operations of URI and RSC. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by RSC and URI regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger. While both RSC and URI have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. Moreover, there could also be significant amounts payable in cash with respect to dissenting shares, which could adversely affect URI’s liquidity.

In connection with the merger and related transactions, URI expects to incur $226 million of fees and expenses, including an aggregate of $30 million that URI and RSC expensed in 2011. URI currently estimates that $83 million of the future fees and expenses will be capitalized. URI also expects to incur an estimated $160 million of costs associated with achieving the anticipated benefits of cost savings from combining the businesses of URI and RSC and of integrating the operations of RSC into URI’s operations. These amounts are preliminary estimates and the actual costs of the merger and related transactions may be significantly higher.

There may also be additional unanticipated significant costs in connection with the merger that URI may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that URI expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although URI expects that these savings will offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The Merger May Not Be Accretive and May Cause Dilution to URI’s Earnings Per Share, Which May Negatively Affect the Market Price of URI Common Stock.

Although URI currently anticipates that the merger will be accretive to earnings per share (on an adjusted earnings basis) from and after the merger, this expectation is based on preliminary estimates, which may change materially.

In connection with the completion of the merger, and as described and based on the assumptions in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Effects of the Merger,” URI expects to issue approximately 29,833,021 shares of URI common stock. The issuance of these new shares of URI common stock could have the effect of depressing the market price of URI common stock.

The URI board has announced its intention to consider authorizing after closing a stock buyback of up to $200 million of URI common stock. Although URI’s current intention is to complete the stock buyback within six to twelve months after closing of the merger, there is no guarantee that URI will have sufficient capital to effectuate the stock buyback, that the URI board will authorize the stock buyback or that the stock buyback will be sufficient to prevent dilution to URI’s earnings per share.

In addition, URI could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to URI’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of URI common stock.

Uncertainties Associated with the Merger May Cause a Loss of Employees and May Otherwise Affect the Future Business and Operations of the Combined Company.

URI’s success after the merger will depend in part upon its ability to retain key employees of URI and RSC. Prior to and following the merger, employees of URI and RSC may experience uncertainty about their roles with the combined company following the merger. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. As a result, the combined company may not be able to attract or retain key employees of URI and RSC to the same extent that those companies have been able to attract or retain their own employees in the past, which could have a negative impact on the business of URI, RSC or the combined company. If key employees depart, the integration of the companies may be more difficult and the combined company’s business following the merger could be harmed.

Following Completion of the Merger, URI Will Face Risks Different from Those Faced by URI Today, Which May Affect the Market Price of the URI Common Stock.

Upon completion of the merger, RSC will be merged with and into URI, and the holders of RSC common stock will become holders of URI common stock. Some of URI’s current businesses and markets differ from those of RSC, including geographic base, customer base, product and service offerings and relationship with suppliers, and, accordingly, the results of operations of URI after the merger may be affected by factors different from those currently affecting the results of operations of RSC. For example, the combined company will have a greater proportion of industrial customers relative to URI’s existing customer base. These industrial clients typically require extensive billing specifications, comprehensive safety prerequisites, some unique product lines, and have demands for large supplies of equipment as compared to URI’s non-industrial clients. In order to service these industrial clients, URI will need to make some upgrades to its customer facing technology products and/or successfully leverage RSC’s technology support. In addition, the combined company will have a larger share of its revenue in the Gulf Coast and Southeast areas of the United States relative to URI’s existing customer base. As a result, the combined company may be affected by adverse weather and economic events that may impact these areas. For further information on the businesses of URI and RSC and the factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Incorporation of Certain Documents by Reference” beginning on page     .

Risks Relating to URI’s Business

You should read and consider risk factors specific to URI’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of URI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been filed by URI with the SEC and is incorporated by reference into this document. See “Where You Can Find More Information” on page      for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Relating to RSC’s Business

You should read and consider risk factors specific to RSC’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of RSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been filed by RSC with the SEC and is incorporated by reference into this document. See “Where You Can Find More Information” on page      for the location of information incorporated by reference in this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF URI

The following tables set forth selected historical financial data of URI for the periods, and as of the dates, indicated. The selected consolidated financial information as of and for the years ended December 31, 2011 and 2010 has been derived from the audited consolidated financial statements of URI included in URI’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus. The selected consolidated financial information as of and for the years ended December 31, 2009, 2008, and 2007 has also been derived from portions of URI’s Annual Report on Form 10-K for the year ended December 31, 2011. The consolidated financial statements of URI included in URI’s Annual Report on Form 10-K for the year ended December 31, 2011 have been audited by Ernst & Young LLP, URI’s independent registered public accounting firm, as set forth in their report thereon, which is incorporated by reference into this joint proxy statement/prospectus. For more information about how to obtain copies of URI’s Annual Report on Form 10-K for the year ended December 31, 2011, see the section entitled “Where You Can Find More Information” beginning on page    .

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions, except per share data)
Income statement data:
Total revenues	$2,611	$2,237	$2,358	$3,267	$3,715
Total cost of revenues	1,713	1,579	1,748	2,149	2,405
Gross profit	898	658	610	1,118	1,310
Selling, general and administrative expenses	407	367	408	509	598
RSC merger related costs	19	—	—	—	—
Restructuring charge	19	34	31	20	—
Charge related to settlement of SEC inquiry	—	—	—	14	—
Goodwill impairment charge	—	—	—	1,147	—
Non-rental depreciation and amortization	57	60	57	58	54
Operating income (loss)	396	197	114	(630)	658
Interest expense, net	228	255	226	174	187
Interest expense-subordinated convertible debentures, net	7	8	(4)	9	9
Other income, net	(3)	(3)	(1)	—	(116)
Income (loss) from continuing operations before provision (benefit) for income taxes	164	(63)	(107)	(813)	578
Provision (benefit) for income taxes	63	(41)	(47)	(109)	215
Income (loss) from continuing operations	101	(22)	(60)	(704)	363
Loss from discontinued operation, net of taxes	—	(4)	(2)	—	(1)
Net income (loss)	101	(26)	(62)	(704)	362
Preferred stock redemption charge	—	—	—	(239)	—
Net income (loss) available to common stockholders	101	(26)	(62)	(943)	369
Basic earnings (loss) per share:
Income (loss) from continuing operations (inclusive of preferred stock redemption charge)	$1.62	$(0.38)	$(0.98)	$(12.62)	$3.61
Loss from discontinued operation	—	(0.06)	(0.04)	—	(0.01)
Net income (loss)	$1.62	$(0.44)	$(1.02)	$(12.62)	$3.60
Diluted earnings (loss) per share:
Income (loss) from continuing operations (inclusive of preferred stock redemption charge)	$1.38	$(0.38)	$(0.98)	$(12.62)	$3.26
Loss from discontinued operation	—	(0.06)	(0.04)	—	(0.01)
Net income (loss)	$1.38	$(0.44)	$(1.02)	$(12.62)	$3.25
Balance sheet data (as of December 31):
Total assets	$4,143	$3,693	$3,859	$4,191	$5,842
Total debt	2,987	2,805	2,951	3,199	2,570
Subordinated convertible debentures	55	124	124	146	146
Stockholders’ equity (deficit)	64	(20)	(19)	(29)	2,018

SELECTED HISTORICAL FINANCIAL DATA OF RSC

The following tables set forth selected historical financial data of RSC for the periods, and as of the dates, indicated. The selected consolidated financial information as of, and for the years ended on, December 31, 2011, 2010, 2009, 2008 and 2007 has been derived from the audited consolidated financial statements of RSC included in RSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus, or in RSC’s other Annual Reports on Form 10-K previously filed with the SEC. These consolidated financial statements have been audited by RSC’s independent registered public accounting firm, KPMG LLP, as indicated in its report on those financial statements, which is included in RSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 or in RSC’s other Annual Reports on Form 10-K previously filed with the SEC. For more information about how to obtain copies of RSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, see the section entitled “Where You Can Find More Information” beginning on page     . All of RSC’s summary historical consolidated financial information presented herein is presented in millions, while RSC’s historical financial information as presented in its Annual Report on Form 10-K is presented in thousands. As a result, in the following tables, certain amounts may differ from the amounts presented by RSC in its Annual Report on Form 10-K, may not foot or may vary between tables in this joint proxy statement/prospectus as a result of rounding differences.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	($ in millions, except per share data)
Consolidated statements of operations data:
Revenues:
Equipment rental revenue	$1,313	$1,060	$1,073	$1,567	$1,543
Sale of merchandise	55	49	52	72	81
Sale of used rental equipment	154	125	158	125	145

Total revenues	1,522	1,234	1,283	1,765	1,769

Cost of revenues:
Cost of equipment rentals, excluding depreciation	652	564	541	686	634
Depreciation of rental equipment	300	273	286	318	295
Cost of merchandise sales	37	36	37	49	54
Cost of used rental equipment sales	101	104	149	91	103

Total cost of revenues	1,090	976	1,012	1,143	1,086

Gross profit	432	258	271	622	683

Operating expenses:
Selling, general and administrative	183	147	148	176	163
Merger costs and management fees (1)	11	—	—	—	23
Depreciation and amortization of non-rental equipment and intangibles	42	40	44	50	46
Other operating gains, net	(4)	(6)	(1)	(1)	(5)

Total operating expenses, net	233	181	192	224	228

Operating income	200	77	80	398	455
Interest expense, net	225	194	190	202	244
Loss (gain) on extinguishment of debt, net (2)	15	—	(14)	—	10
Other expense (income), net	—	(1)	1	1	(1)

(Loss) income before (benefit) provision for income taxes	(40)	(117)	(97)	195	203
(Benefit) provision for income taxes	(10)	(44)	(37)	73	79

Net (loss) income	$(30)	$(73)	$(60)	$122	$124

Weighted average shares outstanding used in computing net (loss) income per common share:
Basic	103.911	103.527	103.433	103.261	98.237

Diluted	103.911	103.527	103.433	103.740	99.632

Net (loss) income per common share:
Basic	$(0.29)	$(0.71)	$(0.57)	$1.19	$1.25

Diluted	$(0.29)	$(0.71)	$(0.57)	$1.18	$1.24

	Years Ended December 31,
	2011	2010	2009	2008	2007
	($ in millions)
Other financial data:
Depreciation of rental equipment and depreciation and amortization of non-rental equipment and intangibles	$343	$313	$330	$367	$341
Capital expenditures:
Rental	$616	$327	$46	$259	$580
Non-rental	12	6	5	15	21
Proceeds from sales of rental equipment and non-rental equipment	(162)	(128)	(171)	(132)	(157)
Insurance proceeds from rental equipment and property claims	—	(4)	(5)	—	—

Net capital expenditures (inflows)	$466	$201	$(125)	$142	$444

Other operational data (unaudited):
Fleet utilization (3)	68.8%	63.7%	57.6%	70.1%	72.8%
Average fleet age at period end (months)	42	44	40	33	26
Employees (4)	4,721	4,427	4,153	5,014	5,486
Original equipment fleet cost at period end (in millions) (5)	$2,666	$2,345	$2,324	$2,695	$2,670

Consolidated balance sheet data:
Rental equipment, net	$1,573	$1,336	$1,385	$1,767	$1,930
Total assets	3,141	2,718	2,773	3,299	3,479
Debt	2,322	2,069	2,172	2,569	2,736
Total liabilities	3,179	2,755	2,750	3,256	3,523
Total stockholders’ (deficit) equity	(38)	(37)	24	43	(44)

(1)	In 2011, in connection with the merger, RSC incurred approximately $7.7 million of transaction expenses and paid approximately $3.3 million in discretionary bonuses to certain members of RSC’s senior management team related to the execution of the merger agreement.
In conjunction with RSC’s recapitalization pursuant to the recapitalization agreement, dated as of October 6, 2006 (the “Recapitalization”), RSC entered into a monitoring agreement whereby RSC would pay management fees of $1.5 million per quarter to RSC Acquisition LLC, RSC Acquisition II LLC and the Oak Hill Stockholders. The monitoring agreement was terminated in connection with RSC’s initial public offering in 2007 and a $20.0 million termination fee (also included in management fees) was paid.
(2)	Loss on extinguishment of debt, net was $15.3 million for the year ended December 31, 2011 and consists of (i) the write-off of $5.1 million of unamortized deferred financing costs associated with RSC’s senior second lien term loan facility (the “Second Lien Term Facility”), which RSC repaid in January 2011, (ii) the write-off of $2.2 million of unamortized deferred financing costs and $5.6 million of call premiums associated with partial repayment of RSC’s 2014 Senior Unsecured Notes in February 2011, and (iii) the write-off of $2.4 million of unamortized deferred financing costs associated with RSC’s 2006 revolving credit facility (the “Old Senior ABL Revolving Facility”), which was replaced with RSC’s 2011 senior secured asset-based loan facility in February 2011.
(Gain) on extinguishment of debt, net for the year ended December 31, 2009 consists of a $17.6 million net gain from the repayment of debt outstanding under the Second Lien Term Facility offset by a $3.7 million loss associated with the repayment of RSC’s 2006 term loan facility (the “Old Senior ABL Term Loan” and together with the Old Senior ABL Revolving Facility, the “Old Senior ABL Facilities”). The $17.6 million net gain associated with the repayment of the Second Lien Term Facility includes a $26.9 million gain, which represents the difference between the carrying value of debt repaid under the Second Lien Term Facility and the repurchase price offset by $2.9 million of creditor and third party fees incurred in connection with the repayment and the associated amendments to the Old Senior ABL Facilities credit agreement and Second Lien Term Facility agreement as well as $6.4 million of unamortized deferred financing costs that were expensed. The $3.7 million loss from the Old Senior ABL Term Loan includes $1.4 million of creditor fees incurred to amend the Old Senior ABL Facilities credit agreement in connection with the repayment of the Old Senior ABL Term Loan and $2.3 million of unamortized deferred financing costs that were expensed.
Loss on extinguishment of debt, net for the year ended December 31, 2007 includes a $4.6 million prepayment penalty related to the $230.7 million repayment of Second Lien Term Facility debt and the write-off of $5.0 million of deferred financing costs associated with the repayment.

(3)	Fleet utilization is defined as the average aggregate dollar value of equipment rented by customers (based on original equipment fleet cost) during the relevant period, divided by the average aggregate dollar value of all equipment owned (based on original equipment fleet cost) during the relevant period.

The following table shows the calculation of fleet utilization for each period presented.

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
	($ in millions)
Average aggregate dollar value of all equipment owned (original cost)	$2,551.2	$2,339.9	$2,484.7	$2,731.2	$2,535.7
Average aggregate dollar value of equipment on rent	1,756.5	1,491.0	1,431.5	1,913.9	1,844.9
Fleet utilization	68.8%	63.7%	57.6%	70.1%	72.8%

(4)	Employee count is given as of the end of the period indicated and the data reflects the actual headcount as of each period presented.
(5)	Original Equipment Fleet Cost (“OEC”) is defined as the original dollar value of rental equipment purchased from the original equipment manufacturer (“OEM”). Fleet purchased from non-OEM sources is assigned a comparable OEC dollar value at the time of purchase.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is being provided to give you a better understanding of what the results of operations and financial position of URI might have been if the merger had been completed on an earlier date. The unaudited pro forma combined financial information is preliminary and is being furnished solely for illustrative purposes and, therefore, is not necessarily indicative of the combined results of operations or financial position of URI that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position of URI which may, or may be expected to, occur in the future. The unaudited pro forma condensed combined statement of operations does not take into account any synergy or efficiency that may, or may be expected to, occur following the completion of the merger, and also does not take into account all the expenses to be incurred in connection with the merger or the integration of the businesses of URI and RSC following the merger.

The following unaudited pro forma statement of operations data for the year ended December 31, 2011 reflects the merger as if it had occurred on January 1, 2011. The following unaudited pro forma balance sheet data at December 31, 2011 reflects the merger as if it had occurred on December 31, 2011. The unaudited pro forma condensed combined financial information of URI is based on the historical consolidated financial statements of URI, which are included in URI’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus, and derived from the historical consolidated financial statements of RSC, which are included in RSC’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this joint proxy statement/prospectus, and gives effect to the merger under the acquisition method of accounting for business combinations as well as the proposed financing. The pro forma financial information is based on certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements Relating to the Merger,” including assumptions relating to the allocation of the consideration paid for the assets acquired and liabilities assumed of RSC based on preliminary estimates of their fair value. The following should be read in connection with the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements Relating to the Merger” beginning on page     and other information included in or incorporated by reference into this joint proxy statement/prospectus.

Unaudited Pro Forma Combined
Year Ended December 31, 2011
(In millions, except per share amounts)
Statement of Operations Data:
Total revenues	$4,133
Loss from continuing operations	(117)
Weighted-average number of common shares outstanding-basic	91,700
Weighted-average number of common shares outstanding-diluted	91,700
Loss from continuing operations per common share:
Basic	$(1.27)
Diluted	(1.27)
Balance Sheet Data (as of December 31):
Cash and cash equivalents	$41
Total assets	10,413
Total debt (including subordinated convertible debentures)	6,782
Total stockholders’ equity	1,253
Per share cash dividends	—

COMPARATIVE PER SHARE DATA

The table below summarizes selected per share information about URI and RSC. URI share information is presented on a pro forma basis to reflect the proposed merger with RSC. URI has also assumed that the merger consideration will be paid in approximately 30 million shares of URI common stock and approximately $1.1 billion in cash.

The data in the table should be read together with the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus and the financial information of URI and RSC incorporated by reference in this joint proxy statement/prospectus. The pro forma per share data and combined results of operations per share data are presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein to reflect potential effects of merger, integration expenses, cost savings or operational synergies which may be obtained by combining the operations of URI and RSC.

Neither URI nor RSC paid dividends on common stock in 2011, and neither entity has any current intention of doing so.

Year ended December 31, 2011
URI historical data
Income from continuing operations per share:
Basic	$1.62
Diluted	1.38
Book value per share	1.02
RSC historical data
Loss from continuing operations per share:
Basic	(0.29)
Diluted	(0.29)
Book value per share	(0.36)
URI unaudited pro forma equivalent data
Loss from continuing operations per share:
Basic	(1.27)
Diluted	(1.27)
Book value per share	13.56
RSC unaudited pro forma equivalent data
Loss from continuing operations per share:
Basic	(0.35)
Diluted	(0.35)
Book value per share	3.77

The following table shows the closing prices of URI common stock and RSC common stock as reported on the NYSE on December 15, 2011, the last trading day before the public announcement of the merger, and on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus. This table also shows the value of the merger consideration per share of RSC common stock, which was calculated by adding (i) the cash portion of the merger consideration, or $10.80, and (ii) the closing price of URI common stock as of the specified date multiplied by the exchange ratio of 0.2783.

	URI Common Stock	RSC Common Stock	Value Per Share of RSC Common Stock
December 15, 2011	$26.04	$11.37	$18.05
February 21, 2012	$39.50	$21.67	$21.79

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Stock Trading and Dividend Information for RSC

RSC common stock is currently listed on the NYSE under the symbol “RRR.” The following table sets forth the high and low trading prices for shares of RSC common stock during the periods indicated. RSC did not pay dividends on its common stock during 2011 or 2010, and does not have any current intention of doing so. As of February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus, there were 106,982,882 shares of RSC common stock issued and outstanding.

Year Ending December 31, 2012	High	Low
First quarter (through February 21, 2012)	$22.40	$18.08

Year Ended December 31, 2011	High	Low
Fourth quarter	$18.90	$6.76
Third quarter	13.49	6.26
Second quarter	15.04	10.48
First quarter	14.55	9.83

Year Ended December 31, 2010	High	Low
Fourth quarter	$10.09	$7.25
Third quarter	8.29	5.90
Second quarter	9.65	6.14
First quarter	8.09	6.36

On December 15, 2011, the last trading day prior to the public announcement of the merger, and on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus, the closing prices of RSC common stock as reported on the NYSE were $11.37 per share and $21.67 per share, respectively.

Stock Trading and Dividend Information for URI

URI common stock is currently listed on the NYSE under the symbol “URI.” The following table sets forth the high and low trading prices for shares of URI common stock during the periods indicated. URI did not pay dividends on URI common stock during 2011 or 2010, and does not have any current intention of doing so. As of February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus, there were 63,070,683 shares of URI common stock issued and outstanding.

Year Ending December 31, 2012	High	Low
First quarter (through February 21, 2012)	$42.12	$27.88

Year Ended December 31, 2011	High	Low
Fourth quarter	$30.73	$15.14
Third quarter	27.21	12.81
Second quarter	34.78	22.13
First quarter	33.63	22.66

Year Ended December 31, 2010	High	Low
Fourth quarter	$23.69	$14.46
Third quarter	15.41	8.20
Second quarter	14.79	9.26
First quarter	10.13	6.87

On December 15, 2011, the business day immediately preceding the public announcement of the merger, and on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus, the closing prices of URI common stock as reported on the NYSE were $26.04 per share and $39.50 per share, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION RELATING TO THE MERGER

The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, giving effect to the merger. The unaudited pro forma condensed combined balance sheet combines the historical financial information of URI and RSC as of December 31, 2011, and assumes that the merger was completed on that date. The unaudited pro forma condensed combined statement of operations gives effect to the merger as if the merger had been completed on January 1, 2011. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition of the combined company had the merger been completed on the dates described above, nor is it necessarily indicative of the future results of operations or financial position of the combined company.

The pro forma financial information includes adjustments to record assets and liabilities of RSC at their respective fair values based on available information and to give effect to the proposed financing for the merger and related transactions. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final purchase price will be determined on the date of closing and the final allocation of the purchase price of RSC will be determined after the merger is completed and after completion of thorough analysis to determine the fair value of RSC’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities, and may impact URI’s statement of operations. Any changes to RSC stockholders’ equity (deficit), including results of operations from December 31, 2011 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a higher or lower amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

URI anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma condensed combined financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect any cost savings from operating efficiencies, synergies or restructurings that could result from the merger. Additionally, the unaudited pro forma condensed combined financial information does not reflect additional revenue opportunities following the merger. It does not attempt to predict or suggest future results.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of URI and RSC, which are incorporated in this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” on page .

The unaudited pro forma stockholders’ equity (deficit) and net income (loss) are qualified by the statements set forth under this caption and should not be considered indicative of the market value of URI common stock or the actual or future results of operations of URI for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2011 (in millions)

	URI historical (A)	RSC historical (1)	Reclassification adjustments (1)	RSC historical recast (1) (B)	Pro forma adjustments (C)	Note		Pro forma combined (A+B+C)
ASSETS
Cash and cash equivalents	$36	$5	$—	$5	$—	6	(a)	$41
Accounts receivable, net of allowance for doubtful accounts	464	268	—	268	—			732
Inventory	44	16	—	16	—			60
Prepaid expenses and other assets	75	14	—	14	—			89
Deferred taxes	104	123	—	123	—			227

Total current assets	723	426	—	426	—			1,149
Rental equipment, net	2,617	1,573	102	1,675	237	6	(b)	4,529
Property and equipment, net	366	123	(102)	21	31	6	(c)	418
Goodwill and other intangibles, net	372	957	—	957	2,805	6	(d)	4,134
Other long-term assets/deferred financing costs	65	62	—	62	56	6	(e)	183

Total assets	$4,143	$3,141	$—	$3,141	$3,129			$10,413

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Short-term debt and current maturities of long-term debt	$395	$27	$—	$27	$—			$422
Accounts payable	206	259	—	259	—			465
Accrued expenses and other liabilities	263	141	—	141	(30)	6	(f)	374

Total current liabilities	864	427	—	427	(30)			1,261
Long-term debt	2,592	2,295	—	2,295	1,418	6	(g)	6,305
Subordinated convertible debentures	55	—	—	—	—			55
Deferred taxes	470	429	—	429	514	6	(h)	1,413
Other long-term liabilities	59	28	—	28	—			87

Total liabilities	$4,040	$3,179	$—	$3,179	$1,902			$9,121

Temporary equity	39	—	—	—	—			39
Common stock	1	846	—	846	(846)	6	(i)	1
Additional paid-in capital	487	—	—	—	1,290	6	(j)	1,777
Accumulated deficit	(499)	(903)	—	(903)	802	6	(k)	(600)
Accumulated other comprehensive income	75	19	—	19	(19)	6	(l)	75

			—
Total stockholders’ equity (deficit)	64	(38)	—	(38)	1,227			1,253

Total liabilities and stockholders’ equity (deficit)	$4,143	$3,141	$—	$3,141	$3,129			$10,413

(1)	RSC historical is based on financial statement captions reflected in RSC’s historical financial statements. Reclassification adjustments represent reclassifications to conform to URI’s financial statement presentation. RSC historical recast represents the sum of RSC historical and reclassification adjustments.

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended

December 31, 2011 (in millions, except per share data)

	URI historical (A)	RSC historical (1)	Reclassification adjustments (1)	RSC historical recast (1) (B)	Pro forma adjustments (C)	Note		Pro forma combined (A+B+C)
INCOME STATEMENT
Revenues:
Equipment rentals	$2,151	$1,313	$(6)	$1,307	$—			$3,458
Sales of rental equipment	208	154	—	154	—			362
Sales of new equipment	84	—	14	14	—			98
Contractor supplies / merchandise sales	85	55	(27)	28	—			113
Service and other revenues	83	—	19	19	—			102

Total revenues	2,611	1,522	—	1,522	—			4,133

Cost of revenues:
Cost of equipment rentals, excluding depreciation	992	652	(80)	572	—			1,564
Depreciation of rental equipment	423	300	26	326	46	7	(a)	795
Cost of rental equipment sales	142	101	—	101	14	7	(b)	257
Cost of new equipment sales	67	—	11	11	—			78
Cost of contractor supplies / merchandise sales	58	37	(19)	18	—			76
Cost of service and other revenues	31	—	11	11	—			42
Total cost of revenues	1,713	1,090	(51)	1,039	60			2,812

Gross profit	898	432	51	483	(60)			1,321
Selling, general and administrative expenses	407	183	72	255	—			662
Merger costs	19	11	—	11	(30)	7	(c)	—
Restructuring charge	19	—	5	5	—			24
Non-rental depreciation and amortization	57	42	(26)	16	163	7	(d)	236
Other operating (gain) / loss	—	(4)	4	—	—			—

Operating income (loss)	396	200	(4)	196	(193)			399
Interest expense, net	228	225	15	240	115	7	(e)	583
Loss on extinguishment of debt	—	15	(15)	—				—
Interest expense subordinated convertible debentures, net	7	—	—	—	—			7
Other income, net	(3)	—	(4)	(4)	—			(7)

Income (loss) from continuing operations before provision (benefit) for income taxes	164	(40)	—	(40)	(308)			(184)
Provision (benefit) for income taxes	63	(10)	—	(10)	(120)	7	(f)	(67)

Income (loss) from continuing operations	$101	$(30)	$—	$(30)	$(188)			$(117)

Income (loss) from continuing operations per share
Basic	$1.62	$(0.29)				7	(g)	$(1.27)
Diluted	1.38	(0.29)				7	(g)	(1.27)
Weighted-average common shares (in thousands)
Basic	62,184	103,911			(74,395)	7	(g)	91,700
Diluted	73,349	103,911			(85,560)	7	(g)	91,700

(1)	RSC historical is based on financial statement captions reflected in RSC’s historical financial statements. Reclassification adjustments represent reclassifications to conform to URI’s financial statement presentation. RSC historical recast represents the sum of RSC historical and reclassification adjustments.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1)	Description of the merger

On December 15, 2011, United Rentals, Inc. (“URI”) entered into a merger agreement (the “merger agreement”) pursuant to which RSC Holdings Inc. (“RSC”) will merge with and into URI, with URI as the surviving corporation. If the merger agreement is approved and the other conditions to completing the merger as set forth in the merger agreement are satisfied or waived, RSC will be merged with and into URI (the “merger”) with URI continuing as the surviving corporation.

Upon completion of the merger, each issued and outstanding share of RSC common stock, no par value (which we refer to as “RSC common stock”), (other than shares owned by RSC, URI or any of their direct or indirect wholly owned subsidiaries, in each case not held on behalf of third parties (which we refer to as “excluded shares”) and shares with respect to which appraisal rights are properly exercised and not withdrawn (which we refer to as “dissenting shares”)) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a share of URI common stock (which we refer to as the “exchange ratio”), in each case without interest (which we refer to collectively as the “merger consideration”). For a more complete description, see “The Merger” beginning on page     .

(2)	Basis of preparation

The unaudited pro forma condensed combined financial information has been derived from the historical financial information of URI and RSC and was prepared using the acquisition method of accounting in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the merger date. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

Certain reclassifications have been made to the historical financial statements of RSC to conform to URI’s financial statement presentation. Upon consummation of the merger, further review of RSC’s accounting policies may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. At this time, URI is not aware of any differences that would have a material impact on the financial statements of the combined company that are not reflected in the pro forma reclassification adjustments. The unaudited pro forma adjustments reflect certain assumptions that URI believes are reasonable, which are described herein. Pro forma adjustments have been included only to the extent appropriate information is known and readily available, factually supportable and directly attributable, and if such adjustments have a continuing impact.

The unaudited pro forma condensed combined financial information does not reflect any cost savings from operating efficiencies, synergies or restructurings that could result from the merger. Additionally, the unaudited pro forma condensed combined financial information does not reflect additional revenue opportunities following the merger.

(3)	Preliminary purchase consideration

URI is proposing to acquire all of the issued and outstanding shares of RSC common stock (other than excluded shares and dissenting shares), for consideration consisting of (i) $10.80 in cash and (ii) 0.2783 of a share of URI common stock, in each case without interest, for each share of RSC common stock. For purposes of the pro forma financial information, the purchase price was computed using the average of the high and low sales prices of URI’s common stock of $41.08 per share on February 13, 2012. Based on these assumptions, the aggregate purchase consideration is estimated to be $2,436 million.

The following is a preliminary estimate of the total consideration expected to be paid to effect the merger:

	In millions, except per share data
Cash consideration
RSC estimated common shares outstanding at closing	106.1
Cash per share	$10.80

Total cash consideration for outstanding shares		1,146
Stock consideration
RSC estimated common shares outstanding at closing	106.1
Exchange ratio for each RSC share	0.2783

Equivalent URI shares	29.52
URI common stock price on February 13, 2012	$41.08
Total stock consideration		1,213
Fair value of share-based compensation awards (1)		77

Total purchase consideration		2,436

The table below illustrates the sensitivity of the purchase price to fluctuations in the per share price of URI common stock (in millions, except per share data):

	Per share price for URI common stock	Stock consideration	Cash consideration	Share-based compensation (1)	Total purchase consideration
As of February 13, 2012	$41.08	$1,213	$1,146	$77	$2,436
Up 10%	45.18	1,334	1,146	77	2,557
Down 10%	36.97	1,091	1,146	77	2,314

(1)	This estimate relates to RSC stock options and restricted stock units which were outstanding at December 31, 2011. Each RSC stock option will be converted into an adjusted URI stock option to acquire a number of shares of URI common stock, determined by multiplying the number of shares of RSC common stock subject to the RSC stock option by the option exchange ratio (rounded down, if necessary, to a whole share of URI common stock). The “option exchange ratio” means the sum of (i) 0.2783 and (ii) the quotient determined by dividing $10.80 by the volume-weighted average of the closing sale prices of shares of URI common stock as reported on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the closing date of the merger. The exercise price per share of URI common stock subject to the adjusted URI option will be equal to the per share exercise price of such RSC stock option divided by the option exchange ratio (rounded up, if necessary, to the nearest whole cent). Each RSC restricted stock unit (other than an award held by a member of the RSC board who is not also an employee or officer of RSC) will be converted into an adjusted URI restricted stock unit determined by multiplying the number of shares of RSC common stock subject to the RSC restricted stock unit by the option exhange ratio. At this time, URI does not have sufficient information to determine the number of outstanding unvested RSC equity awards that will vest in connection with the merger. Accordingly, for purposes of the estimated purchase consideration, we have assumed the entire estimated fair value of the awards will be included in the purchase consideration. To the extent a portion of the awards do not vest upon a change of control and the equity award holders continue employment with URI following completion of the merger, a portion of the value of the awards will be reflected as compensation expense in the URI post-merger statement of operations and the value reflected as merger consideration will be reduced. By way of example, if equity awards relating to 50% of the value of the share-based compensation did not vest in connection with the merger because, for instance, these employees remained employees of URI following completion of the merger, the total merger consideration would be reduced by approximately $39 million (calculated as 50% of $77 million).

(4)	Purchase accounting

The following is a preliminary estimate of the assets acquired and the liabilities assumed by URI in the merger, reconciled to the estimate of consideration transferred:

	In millions
Purchase consideration		$2,436

Book value of net assets acquired at December 31, 2011	(38)
Less: RSC historical goodwill	(950)
Less: RSC historical intangible assets	(7)

Adjusted book value of net assets acquired		(995)
Add:
Fair value of RSC’s intangible assets (a)		1,450
Adjustments to:
Rental equipment (b)	237
Property and equipment (b)	31
Long-term debt (c)	(46)
Deferred taxes (d)	(553)

Total adjustments		(331)

Adjusted fair value of net assets acquired		124

Goodwill (e)		2,312

(a)	Intangible assets: As of the effective date of the merger, intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of the unaudited pro forma condensed combined financial information, URI assumed that all assets will be used in a manner that represents their highest and best use from a market participant’s perspective. The following reflects the estimated fair values and useful lives of the significant intangible assets identified based on URI’s preliminary purchase accounting assessments:

	Estimated fair value (in millions)	Estimated useful life (in years)
Customer relationships	$1,000	10
RSC trade name and associated trademarks	320	20
Covenants not-to-compete	110	5
Internally-developed software/systems	20	5

Total	1,450

The fair value of customer relationships has been estimated using an income-based methodology referred to as the multi-period excess earnings approach. This method makes use of market participant assumptions regarding the future profitability of business generated by existing customers, the ability to effectuate on-going customer retention, and a discount rate reflecting the risks inherent in the income generation of the asset. The fair value of RSC’s trade names and associated trademarks has been estimated using an income-based methodology referred to as the relief-from-royalty method. This method makes use of market participant assumptions regarding the estimated future intended use of these assets, the hypothetical royalty payments that a market participant would be required to pay if it did not already own these assets, and a discount rate reflecting the risks inherent in the income generation of these assets. The fair value of covenants not-to-compete (which includes those which RSC acquired before this proposed merger as well as those expected in connection with the proposed merger) has been estimated with consideration to the detrimental impact of competition that would arise if these covenants were not in place, adjusted for an estimated probability that such competition would arise. The fair value of internally-developed software and systems has been estimated using a cost-based methodology based on the estimated expense that would need to be incurred to replicate these assets.

At this time, URI does not have sufficient information to estimate all inputs required to perform the valuation of intangible assets with certainty. However, for purposes of the unaudited pro forma condensed combined financial information, valuations were performed based on certain preliminary, high-level assumptions and available information. For example, URI has not yet received access to comprehensive customer sales data from which to derive various inputs (such as customer attrition rates, customer margins including selling expenses) needed for the valuation of the customer relationships intangible asset. As such, URI has relied on certain summary data and its own experience in the market in making assumptions for the valuation of this asset. Similarly, URI has not yet completed its review of RSC’s current portfolio of covenants not-to-compete to determine what additional agreements may need to be put into place. As a result, the valuation of these covenants is based on certain preliminary assumptions regarding the terms of the agreements that have been and will ultimately be signed. Additionally, URI is currently performing strategic reviews of RSC’s and URI’s various locations to determine the level of operational synergies expected to be obtained from each branch, including possible branch closures and equipment redeployments or sales. This analysis is not yet complete and could have a material impact on the valuation of RSC’s tangible and intangible assets. Furthermore, URI has not yet determined the precise reporting unit structure that will be applied to the acquired business and, therefore, has performed its valuations of the acquired intangible assets on an overall basis. This approach may yield a different valuation result as compared to the analysis if it is performed on a reporting unit-by-reporting unit basis in light of the possibility of differing customer retention, equipment mix and profitability profiles for the various reporting units. As a result of the high-level nature of these assumptions, the fair value estimates and useful life assumptions used within the unaudited pro forma condensed combined financial information are preliminary and will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger. URI anticipates that a refinement of the values of these intangible assets will likely be performed closer to the closing of the merger and all valuations will be finalized during the one-year measurement period following the closing date.

For each 1% change in the valuation of the underlying definite lived intangible assets, URI estimates that annual amortization expense would increase or decrease by approximately $1 million, assuming the useful lives reflected in the table above. To the extent that the useful lives of the underlying definite lived intangible assets were to increase or decrease by one year, URI estimates that its annual amortization expense would decrease or increase by approximately $14 million or $18 million, respectively.

(b)

Rental equipment and property and equipment: As of the effective date of the merger, rental equipment and property and equipment are required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. At this time, URI is still in the process of reviewing RSC’s operations and the combined branches to determine which assets may be affected by strategic decisions. As such, URI has not made any conclusive determinations as to the future intended use or possibility of disposition for each individual component of the rental fleet or non-rental property and equipment. Accordingly, for purposes of the pro forma condensed combined financial information, URI assumed an in-use premise for all rental equipment and property and equipment in its estimation of fair value. This estimation was determined using cost-based and market-based appraisal methodologies considering the costs associated with the historical purchase of the property and equipment, market prices for similar assets, and estimates of the property and equipment’s age, economic life, and other relevant characteristics. The fair value estimates based on these methodologies are $1,912 million for the rental equipment and $52 million for property and equipment. At this time, URI does not have sufficient information to estimate all inputs required to perform the fair value estimates with certainty. There are three major inputs that could significantly impact the fair value estimates. As part of normal business, RSC continuously refreshes their rental equipment fleet by regularly buying new equipment and selling older or under/non-utilized equipment. The second major input is related to the state of the secondary market as of the closing date of the merger. Since the fair value estimates are significantly based on market-based appraisal methodologies, the conditions of the secondary equipment market will need to be analyzed as of or close to the closing date of the merger. Additionally, the fair values will need to be adjusted for any strategic decisions URI makes that may impact the future intended use of the assets. As such, these estimates are preliminary and subject to change, and could vary significantly from the fair values ultimately determined for these assets. URI anticipates that a refinement of the values of these tangible assets will likely be performed closer to the closing of the merger and all valuations will be finalized during the one-year measurement period following the closing date.

The remaining weighted-average useful lives of the underlying rental equipment and property and equipment are estimated to be 5 years and 3 years, respectively.

For each 1% change in the valuation of the underlying rental equipment, we estimate that annual depreciation expense would increase or decrease by approximately $4 million, assuming a weighted-average useful life of 5 years. To the extent that the useful lives of all the underlying rental equipment were to increase or decrease by one year, we estimate that annual depreciation expense would decrease or increase by approximately $61 million or $90 million, respectively.

For each 1% change in the valuation of the underlying depreciable property and equipment, we estimate that annual non-rental depreciation and amortization expense would increase or decrease by less than $1 million, assuming a weighted-average useful life of 3 years. To the extent that the useful lives of all the underlying depreciable property and equipment were to increase or decrease by one year, we estimate that annual non-rental depreciation and amortization expense would decrease or increase by approximately $4 million or $9 million, respectively.

(c)	Long-term debt: As of the effective date of the merger, debt is required to be measured at fair value. In connection with the merger, RSC’s existing senior secured debt, including its senior ABL revolving facility and its 10% senior secured notes due 2017, will be repaid. URI intends to assume all of RSC’s existing unsecured debt, comprised of 9.50% senior notes due 2014, 10.25% senior notes due 2019 and 8.25% senior notes due 2021. Our estimate of fair value is based on the fair value disclosures provided in RSC’s Annual Report on Form 10-K for the year ended December 31, 2011 which URI believes to be reasonable, and excludes fair value adjustments for RSC’s existing senior secured debt that URI intends to repay in connection with the merger. For each $10 million decrease/(increase) in the fair value of the RSC debt to be assumed, we estimate that annual interest expense would increase/(decrease) by approximately $1 million.

(d)	Deferred taxes: As of the effective time of the merger, URI will provide for deferred taxes on temporary differences as part of the accounting for the merger. The temporary differences result primarily from estimated fair value adjustments for fixed assets, acquired intangibles and assumed debt. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

In millions
Estimated fair value adjustment of fixed assets to be acquired	$268
Estimated fair value adjustment of identified intangible assets to be acquired	1,443
Estimated fair value adjustment of debt to be assumed	(46)
Adjustment to RSC’s historical deferred taxes related to tax basis goodwill	(247)

Total estimated fair value adjustments	1,418
Deferred tax liability associated with the estimated fair value adjustments using an estimated statutory tax rate of 39%	553
Deferred tax asset associated with equity adjustments described in 6(k)	(39)
Total deferred tax liability, net	514

(e)	Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the estimated consideration paid in the merger and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but is generally subject to an impairment test annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. The level of goodwill expected to result from the merger is primarily reflective of RSC’s going-concern value, the value of RSC’s assembled workforce, new customer relationships expected to arise from the merger, and operational synergies that URI expects to achieve that would not be available to other market participants.

(5)	Financing

a.	New debt issuance

The cash portion of the merger consideration, repayment of RSC’s existing senior secured debt, and related fees and expenses will be financed through new debt issuances, drawing on the URI ABL facility and/or cash on hand.

URI has obtained financing commitments from Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Wells Fargo Capital Finance, LLC, Credit Suisse AG Cayman Islands Branch, The Bank of Nova Scotia and HSBC Bank USA, N.A. for a total of $2.2 billion in connection with the merger transaction, including commitments for a $650 million senior secured bridge facility and a $1,550 million senior unsecured bridge facility. URI does not currently plan to borrow funds under the bridge facilities. As a result, the unaudited pro forma condensed combined financial information assumes that URI will not borrow funds under the bridge facilities in connection with the merger. If URI were to borrow funds under the bridge facilities, it would incur additional costs, which could be substantial and are not reflected in the unaudited pro forma condensed combined financial information.

URI’s financing in connection with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) borrowings under the URI ABL facility, as amended; (ii) issuance by a subsidiary of URI of up to $650 million of senior secured notes in the public and/or private capital markets or, if and to the extent URI is unable to issue such principal amount of senior secured notes, a drawing of up to $650 million under the secured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iii) issuance of up to $1,550 million of senior unsecured notes in the public and/or private capital markets or, if and to the extent URI is unable to issue such principal amount of senior unsecured notes, a drawing of up to $1,550 million under the unsecured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iv) borrowings under URI’s existing securitization facility; and (v) using cash on hand.

Currently, URI expects to:

•	issue by private placement $650 million aggregate principal amount of senior secured notes with a maturity of 6 years;

•	issue by private placement $1,550 million aggregate principal amount of senior unsecured notes, in multiple tranches, each with a maturity of 8 or 10 years; and

•	borrow additional funds under the URI ABL facility in an aggregate principal amount of approximately $60 million.

Based on current expectations and market conditions, estimated net proceeds from the financings are as follows (in millions except interest rates):

	Assumed interest rate	Principal	Issue cost	Net proceeds
Senior Secured Notes	6.75%	$650	$(22)	$628
Senior Unsecured Notes	8.02%	1,550	(61)	1,489
ABL facility	2.25%	60	—	60

Total		2,260	(83)	2,177

In the period leading up to the closing of the merger, subject to certain limitations, URI may pursue other financing opportunities to replace all or portions of the bridge facilities, or, in the event that URI draws upon the bridge facility, URI may refinance all or a portion of the bridge facility at a later date. The proceeds from these borrowings may be used to pay a portion of the cash consideration to be paid in the merger, to refinance RSC’s existing senior secured debt and to pay related fees and expenses.

Any reduction in the aggregate cash consideration to be used to effect the merger will automatically reduce the bridge facility commitments on a dollar-for-dollar basis, with such reduction being allocated firstly to borrowings under the senior unsecured bridge facility, then secondly to the senior secured bridge facility. When the senior secured notes or the senior unsecured notes are issued, the commitments under the applicable bridge facility will be automatically reduced by the aggregate principal amount of such notes.

The assumed interest rates for the senior secured notes and senior unsecured notes are based on current market conditions, taking into consideration the size of the offerings and expected maturity. The assumed interest rate for the ABL facility is based on the average U.S. sub-facility interest rate for the month of December 2011. In addition to the above issue costs, URI expects to pay $7 million of fees associated with amendments to its ABL facility to permit the merger. URI recorded $2 million of the ABL amendment fees in 2011. The remaining $5 million of fees will be reflected as an expense of the combined company in the period incurred, but is not reflected in the condensed combined pro forma statement of operations as it is non-recurring.

Based on current expectations and market conditions, the estimated incremental interest expense from the financings is presented in the following table (in millions):

	Year ended December 31, 2011
	Interest	Issue Cost Amortization	Total
Secured Senior Notes	$44	$4	$48
Senior Unsecured Notes	124	6	130
ABL facility	2	—	2

Total	170	10	180

In addition to the interest expense associated with the financings, the unaudited condensed combined pro forma statement of operations reflects a reduction to interest expense associated with fair value adjustments to RSC III’s debt that will remain outstanding after the merger.

b.	Repayment of RSC’s secured credit facilities

After paying the cash consideration in the merger, URI will use a portion of the net proceeds from the financings to repay certain indebtedness of RSC, including RSC’s senior ABL revolving facility, which had approximately $488 million outstanding as of December 31, 2011, and satisfy and discharge $400 million principal amount of RSC’s 10% senior secured notes due 2017.

The unaudited condensed combined pro forma statement of operations for the year ended December 31, 2011 reflects the elimination of aggregate interest expense on RSC’s senior ABL revolving facility and 10% senior secured notes due 2017 of $60 million. This interest expense was eliminated because URI intends to retire RSC’s senior ABL revolving facility and 10% senior secured notes due 2017 at the effective time of the merger. The eliminated interest expense will be replaced by incremental interest expense associated with the financings discussed in a. above; the new financings are directly attributable to the merger and will have a continuing impact on the combined entity. If the $888 million principal amount of retired RSC secured debt was replaced with notes with an assumed interest rate of 8.02%, the $60 million of eliminated interest would be replaced by incremental interest expense on such notes of approximately $75 million.

c.	Post-merger stock buyback

The URI board has announced its intention to consider authorizing after closing of the merger a stock buyback of up to $200 million of URI common stock. URI’s current intention is to complete the stock buyback within six to twelve months after closing of the merger. The unaudited pro forma condensed combined financial information does not reflect the expected stock buyback.

(6)	Pro forma balance sheet adjustments

a.	Reflects i) cash receipts from new debt issuances, net of debt issuance costs, of $2.2 billion, ii) cash consideration paid to RSC stockholders of $1.1 billion, iii) retirement of $888 million principal amount of RSC secured debt, iv) $68 million of fees associated with the retirement of RSC’s 10% senior secured notes due 2017 and v) estimated remaining aggregate URI and RSC transaction costs of $68 million (including URI and RSC aggregate transaction costs of $28 million recorded in 2011).

b.	To adjust the value of RSC’s rental equipment based on its estimated fair value. See Note (4).

c.	To adjust the value of RSC’s property and equipment based on its estimated fair value. See Note (4).

d.	To write-off RSC’s historical goodwill and other intangible assets and record an estimate of merger-related goodwill and other intangible assets. See Note (4).

e.	To record debt issuance costs of $83 million associated with new debt issuances, net of the write-off of $27 million of debt issuance costs associated with retired RSC secured debt.

f.	Reflects the payment of merger related costs that were accrued in 2011.

g.	Reflects i) new debt issuances of $2.3 billion, ii) a $46 million increase to recognize RSC’s debt at its estimated fair value and iii) retirement of $888 million principal amount of RSC senior secured debt.

h.	To record deferred taxes on i) temporary differences resulting from the purchase accounting fair value adjustments of assets and liabilities acquired and ii) the equity adjustments described in 6(k). See Note (4).

i.	To record the acquisition of all of the outstanding shares of RSC common stock.

j.	To record additional paid-in capital based on URI common stock issued as consideration to effect the acquisition of RSC. See Note (3).

k.

Reflects the elimination of $903 million of RSC’s historical accumulated deficit and the after-tax impact of the following items related to the merger that will be reflected as expenses of the combined company in the periods incurred, but are not reflected in the condensed combined pro forma statement of operations as they are non-recurring: i) $5 million of remaining fees associated with amendments to the URI ABL facility to permit the merger, ii) $68 million of fees associated with the retirement of RSC’s 10% senior secured notes due 2017, iii) a $27 million write-off of RSC debt issuance costs and iv) $40 million of estimated remaining aggregate transaction costs expected to be incurred by URI and RSC.

l.	To record the elimination of RSC’s historical accumulated other comprehensive income.

(7)	Pro forma statement of operations adjustments

a.	To adjust depreciation of rental equipment based on the estimated fair value of RSC rental equipment. The amount of depreciation of RSC’s rental equipment could vary significantly, as the fair value estimates of the equipment are preliminary and could vary significantly from the fair values ultimately determined for the equipment. See Note (4).

b.	Cost of rental equipment sales includes the charge to cost of sales for the net book value of used equipment at the time it is sold. This adjustment represents an estimate of the increase in net book value of equipment RSC sold based on the valuation work performed with respect to the overall rental equipment fleet. This estimate is preliminary and could vary significantly.

c.	Reflects the elimination of merger related costs, which are not reflected in the condensed combined pro forma statement of operations as they are non-recurring. Future costs associated with the merger, which in the aggregate are estimated to be $40 million, will be reflected as expenses of the combined company in the period or periods incurred.

d.	To adjust non-rental depreciation and amortization based on the estimated fair value of RSC property and equipment, and of the other intangible assets acquired. The amount of non-rental depreciation and amortization of RSC’s property and equipment, and of the other intangible assets acquired could vary significantly, as the underlying fair value estimates are preliminary and could vary significantly from the fair values ultimately determined. See Note (4).

e.	Reflects the elimination of historical interest expense and fees associated with the retired RSC secured debt, and the net interest expense and fees associated with the new debt issuances and the fair value adjustments to RSC’s debt that will remain outstanding after the merger. See Note (5).

f.	Reflects the income tax effects of the pro forma adjustments calculated using an estimated statutory tax rate of 39%.

g.	The pro forma per share calculations are based on the estimated weighted-average shares of URI common stock expected to be outstanding after the merger. The historical basic and diluted weighted-average shares of RSC common stock outstanding are assumed to be replaced by the shares of URI common stock expected to be issued by URI in connection with the merger. No dilution from common stock equivalents is reflected in the pro forma per share information, as such impact would be antidilutive.

RSC SPECIAL MEETING OF STOCKHOLDERS

This section contains information about the RSC special meeting that has been called to consider and approve the RSC merger proposal, the golden parachute proposal and the RSC adjournment proposal.

RSC is mailing this joint proxy statement/prospectus to you as a RSC stockholder on or about                     , 2012. With this document, RSC is sending you a notice of the RSC special meeting and a form of proxy that is being solicited by the RSC board for use at the RSC special meeting. The RSC special meeting will be held on             , 2012 at     , Mountain Standard Time, at             , unless the meeting is adjourned or postponed.

Matters to Be Considered

The purpose of the RSC special meeting is to vote upon a proposal to adopt the merger agreement, pursuant to which RSC will be merged with and into URI, with URI continuing as the surviving corporation of the merger.

You are also being asked to consider and approve, on an advisory (non-binding) basis, the “golden parachute” compensation payable to RSC’s named executive officers in connection with the merger.

In addition, you are being asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders. RSC could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

How to Vote

If you are a stockholder of record (that is, if your shares of RSC common stock are registered in your name with Wells Fargo Shareowner Services, RSC’s transfer agent), there are four ways you can vote:

•	By attending the RSC special meeting and voting in person by ballot;

•	By visiting the Internet at www.proxyvote.com;

•	By calling the toll-free number on your proxy card; or

•	By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about                     , 2012 and will close at      (Eastern time) on                     , 2012. Submitting a proxy over the Internet or by telephone is convenient, saves on postage and mailing costs and is recorded immediately, minimizing the risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the RSC special meeting may vote in person, and any previously submitted proxies will be superseded by the vote cast at the RSC special meeting.

Shares that are held in a brokerage account in the name of the broker are said to be held in “street name.” Stockholders who hold their shares in “street name” will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution. Stockholders who hold shares in “street name” and wish to vote at the RSC special meeting must obtain a legal proxy form from the institution that holds their shares and bring that proxy to the RSC special meeting.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the RSC merger proposal, “FOR” the golden parachute proposal and “FOR” the RSC adjournment proposal.

The RSC board is presently unaware of any other matter that may be presented for action at the RSC special meeting. If any other matter does properly come before the RSC special meeting, the RSC board intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. For additional information on how business can be brought before a meeting, see Section 1.12 of RSC’s by-laws.

Revoking Your Proxy

If you have not voted through your bank, broker or other nominee, you can revoke your proxy at any time before the vote is taken at the RSC special meeting by:

•	providing written notice of revocation to the Corporate Secretary of RSC so that it is received prior to midnight on the night before the RSC special meeting;

•	submitting a new proxy card or voting again by telephone or Internet (any earlier proxies will be revoked automatically) prior to midnight on the night before the RSC special meeting; or

•	attending the RSC special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the instructions of your bank, broker or other nominee regarding revocation of proxies.

Attending the Special Meeting

All RSC stockholders as of the close of business on the record date may attend the RSC special meeting but must have an admission ticket. If you are a stockholder of record, the ticket attached to the proxy card will admit you and one guest. If you are a beneficial owner of RSC common stock, you may request a ticket by writing to RSC Holdings Inc., 6929 East Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary, or by faxing your request to (480) 905-3413. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or nominee. RSC encourages you or your broker to fax your ticket request and proof of ownership in order to avoid any mail delays. No cameras, recording equipment, large bags or packages will be permitted in the RSC special meeting.

Solicitation of Proxies

The cost of soliciting proxies for the RSC special meeting will be borne by RSC. RSC will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of RSC common stock. RSC has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $30,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, RSC’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on                     , 2012 has been fixed as the record date for determining the RSC stockholders entitled to receive notice of and to vote at the RSC special meeting. Each outstanding share of RSC common stock entitles its holder to cast one vote.                  shares of RSC common stock were outstanding as of the RSC record date.

Quorum

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of RSC common stock entitled to vote on the relevant subject matter is necessary to constitute a quorum at the RSC special meeting. Holders of shares of RSC common stock present in person at the RSC special meeting but not voting, and shares of RSC common stock for which RSC has received proxies indicating that their holders have abstained, will be counted as present at the RSC special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The RSC merger proposal is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares on that matter at the RSC special meeting. A “broker non-vote” occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the RSC merger proposal without instruction from the beneficial owner of the shares of RSC common stock held by that broker.

If the special meeting is adjourned, no additional notice must be given of the adjourned meeting, if the place, date and time thereof are announced at the special meeting at which the adjournment is taken, unless the date of the adjourned meeting is more than 30 days after the date for which the special meeting was originally noticed or a new record date is fixed for the adjourned meeting.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of RSC common stock entitled to vote at the RSC special meeting is required to approve the RSC merger proposal. Accordingly, a failure to submit a proxy card or to vote in person at the RSC special meeting, an abstention from voting, or a broker non-vote will have the same effect as a vote “AGAINST” the RSC merger proposal.

The affirmative vote of the holders of a majority of the outstanding shares of RSC common stock present in person or represented by proxy and entitled to vote at the RSC special meeting is required to approve the golden parachute proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal, while broker non-votes and shares not in attendance at the RSC special meeting will have no effect on the outcome of the golden parachute proposal.

The affirmative vote of the holders of a majority of the outstanding shares of RSC common stock present in person or represented by proxy and entitled to vote at the RSC special meeting is required to approve the RSC adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the RSC adjournment proposal, while broker non-votes and shares not in attendance at the RSC special meeting will have no effect on the outcome of the RSC adjournment proposal.

Pursuant to the voting agreement by and among URI and the Oak Hill Stockholders, the Oak Hill Stockholders have agreed, among other things, to vote (or cause to be voted) all of their shares of RSC common stock (a) in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and (b) against, and otherwise not support, any acquisition proposal or any other action, agreement or transaction submitted for approval of RSC stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger. The voting agreement will terminate upon the earliest to occur of: (a) the date of termination of the merger agreement in accordance with its terms; (b) the date of any amendment, modification, change or waiver to any provision of the merger agreement that reduces the amount or changes the form of the merger consideration (subject to adjustment in accordance with the terms of the merger agreement); and (c) the effective time.

As of the RSC record date, directors and executive officers of RSC, together with their affiliates, beneficially owned approximately                  shares of RSC common stock entitled to vote at the special meeting of stockholders. This represents approximately     % of the total votes entitled to be cast at the RSC special meeting.

Each RSC director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of RSC common stock owned by him or her for the RSC merger proposal, for the golden parachute proposal and for the RSC adjournment proposal. As of the RSC record date, RSC did not beneficially own any shares of RSC common stock.

As of December 15, 2011, the Oak Hill Stockholders held in the aggregate 34,755,329 shares of RSC common stock (representing approximately 33.4% of the outstanding shares of RSC common stock). As of the RSC record date, the Oak Hill Stockholders held in the aggregate                      shares of RSC common stock (representing approximately     % of the outstanding shares of RSC common stock). Based on                      outstanding shares of RSC common stock on the RSC record date, and after taking into account the votes of the directors and executive officers of RSC and the Oak Hill Stockholders, approval of the RSC merger proposal will require the affirmative vote of the holders of an additional                      outstanding shares of RSC common stock (representing approximately     % of the outstanding shares of RSC common stock that are not owned by the directors and executive officers of RSC or the Oak Hill Stockholders).

Recommendation of the RSC Board

The RSC board has unanimously (i) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement on the terms and conditions set forth in the merger agreement, (ii) determined that the merger agreement and the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RSC and its stockholders, (iii) directed that the merger agreement be submitted to RSC stockholders for adoption and (iv) recommended that RSC stockholders vote “FOR” the RSC merger proposal. See “Recommendation of the RSC Board and Reasons for the Merger” beginning on page     .

The RSC board also unanimously recommends that RSC stockholders vote “FOR” the golden parachute proposal. See “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page     .

In addition, the RSC board unanimously recommends that RSC stockholders vote “FOR” the RSC adjournment proposal.

RSC stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transactions. In addition, RSC stockholders are directed to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

YOUR VOTE IS IMPORTANT

AS A STOCKHOLDER OF RECORD, YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. REGARDLESS OF WHETHER OR NOT YOU EXPECT TO ATTEND THE RSC SPECIAL MEETING IN PERSON, RSC URGES YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS PRACTICABLE BY (1) ACCESSING THE INTERNET WEBSITE SPECIFIED ON YOUR ENCLOSED PROXY CARD, (2) CALLING THE TELEPHONE NUMBER SPECIFIED ON YOUR ENCLOSED PROXY CARD OR (3) COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. RETURNING THE ENCLOSED PROXY CARD, OR VOTING ELECTRONICALLY OR TELEPHONICALLY, WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING. YOU SHOULD NOT SEND CERTIFICATES REPRESENTING RSC COMMON STOCK WITH THE PROXY. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

If you have any questions concerning the merger or other matters to be considered at the RSC special meeting, would like additional copies of this document or need help voting your shares, please contact RSC’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(800) 322-2885 Toll-Free

(212) 929-5500 Call Collect

proxy@mackenziepartners.com

URI SPECIAL MEETING OF STOCKHOLDERS

This section contains information about the URI special meeting that has been called to consider and approve the URI merger proposal, the stock issuance proposal and the URI adjournment proposal.

URI is mailing this joint proxy statement/prospectus to you as a URI stockholder on or about                     , 2012. With this document, URI is sending you a notice of the URI special meeting and a form of proxy that is being solicited by the URI board for use at the URI special meeting. The URI special meeting will be held on                     , 2012 at      a.m., Eastern Standard Time, at             , unless the meeting is adjourned or postponed.

Matters to Be Considered

The purpose of the URI special meeting is to vote upon a proposal to adopt the merger agreement, pursuant to which RSC will be merged with and into URI, with URI continuing as the surviving corporation of the merger, and to vote upon a proposal to issue URI common stock to the stockholders of RSC in connection with the merger pursuant to the merger agreement, as it may be amended from time to time. Assuming that no new shares of RSC common stock are issued after the date of this joint proxy statement/prospectus, URI would issue a total of 29,833,021 shares of URI common stock in connection with the merger.

You are also being asked to vote upon a proposal to adjourn or postpone the URI special meeting. URI could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

How to Vote

If you are a stockholder of record (that is, if your shares of URI common stock are registered in your name with American Stock Transfer & Trust Company, URI’s transfer agent), there are four ways you can vote:

•	By attending the special meeting and voting in person by ballot;

•	By visiting the Internet at www.voteproxy.com;

•	By calling toll-free (within the U.S. or Canada) 1-800-proxies; or

•	By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about                     , 2012 and will close at      (Eastern time) on                     , 2012. Submitting a proxy over the Internet or by telephone is convenient, saves on postage and mailing costs and is recorded immediately, minimizing the risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the URI special meeting may vote in person, and any previously submitted proxies will be superseded by the vote cast at the URI special meeting.

Shares that are held in a brokerage account in the name of the broker are said to be held in “street name.” Stockholders who hold their shares in “street name” will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution. Stockholders who hold shares in “street name” and wish to vote at the URI special meeting must obtain a legal proxy form from the institution that holds their shares and bring that proxy to the URI special meeting.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the URI merger proposal, “FOR” the stock issuance proposal and “FOR” the URI adjournment proposal.

The URI board is presently unaware of any other matter that may be presented for action at the URI special meeting. If any other matter does properly come before the URI special meeting, the URI board intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. For additional information on how business can be brought before a meeting, see Section 2.07 of URI’s by-laws.

Revoking Your Proxy

If you have not voted through your bank, broker or other nominee, you can revoke your proxy at any time before the vote is taken at the URI special meeting by:

•	providing written notice of revocation to the Corporate Secretary of URI so that it is received prior to midnight on the night before the URI special meeting;

•	submitting a new proxy card or voting again by telephone or Internet (any earlier proxies will be revoked automatically) prior to midnight on the night before the URI special meeting; or

•	attending the URI special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the instructions of your bank, broker or other nominee regarding revocation of proxies.

Attending the Special Meeting

All URI stockholders as of the close of business on the record date may attend the URI special meeting but must have an admission ticket. If you are a stockholder of record, the ticket attached to the proxy card will admit you and one guest. If you are a beneficial owner of URI common stock, you may request a ticket by writing to the Office of the Secretary, Five Greenwich Office Park, Greenwich, Connecticut 06831 or by faxing your request to (203) 622-6080. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or nominee. URI encourages you or your broker to fax your ticket request and proof of ownership in order to avoid any mail delays. No cameras, recording equipment, large bags or packages will be permitted in the URI special meeting.

Solicitation of Proxies

The cost of soliciting proxies for the URI special meeting will be borne by URI. URI will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of URI common stock. URI has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee not to exceed $15,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, URI’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on                     , 2012 has been fixed as the record date for determining the URI stockholders entitled to receive notice of and to vote at the URI special meeting. Each outstanding share of URI common stock entitles its holder to cast one vote.                  shares of URI common stock were outstanding as of the URI record date.

Quorum

A quorum of URI stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the outstanding shares of URI common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. URI will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the special meeting. Holders of shares of URI common stock present in person at the URI special meeting but not voting, and shares of URI common stock for which URI has received proxies indicating that their holders have abstained, will be counted as present at the URI special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Neither the URI merger proposal nor the stock issuance proposal is considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares on those matters at the URI special meeting. A “broker non-vote” occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the URI merger proposal or the stock issuance proposal without instruction from the beneficial owner of the shares of URI common stock held by that broker.

If the special meeting is adjourned, no additional notice must be given of the adjourned meeting, if the place, date and time thereof are announced at the special meeting at which the adjournment is taken, unless the date of the adjourned meeting is more than 30 days after the date for which the special meeting was originally noticed or a new record date is fixed for the adjourned meeting.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of URI common stock entitled to vote at the URI special meeting is required to approve the URI merger proposal. Accordingly, a failure to submit a proxy card or to vote in person at the URI special meeting, an abstention from voting, or a broker non-vote will have the same effect as a vote “AGAINST” the URI merger proposal. A vote in favor of the URI merger proposal will constitute a vote approve the URNA-New URNA merger as required by URNA’s certificate of incorporation.

The affirmative vote of the holders of a majority of the shares of URI common stock present in person or represented by proxy and entitled to vote at the URI special meeting is required to approve the stock issuance proposal and the URI adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the stock issuance proposal and the URI adjournment proposal, while broker non-votes and shares not in attendance at the URI special meeting will have no effect on the outcome of any vote on such proposals.

As of the URI record date, directors and executive officers of URI, together with their affiliates, beneficially owned approximately                  shares of URI common stock entitled to vote at the URI special meeting. This represents approximately     % of the total votes entitled to be cast at the URI special meeting.

Each URI director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of URI common stock owned by him or her for the URI merger proposal, for the stock issuance proposal and for the URI adjournment proposal. As of the URI record date, URI did not beneficially own any shares of URI common stock.

Recommendation of the URI Board

The URI board has unanimously (i) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement on the terms and conditions set forth in the merger agreement, (ii) determined that the merger agreement and the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of URI and its stockholders, (iii) directed that the merger agreement be submitted to URI stockholders for adoption and (iv) recommended that URI stockholders vote “FOR” the URI merger proposal and “FOR” the stock issuance proposal. See “The Merger—Recommendation of the URI Board and Reasons for the Merger” beginning on page     .

URI stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transactions. In addition, URI stockholders are directed to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

YOUR VOTE IS IMPORTANT

AS A STOCKHOLDER OF RECORD, YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. REGARDLESS OF WHETHER OR NOT YOU EXPECT TO ATTEND THE URI SPECIAL MEETING IN PERSON, URI URGES YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS PRACTICABLE BY (1) ACCESSING THE INTERNET WEBSITE SPECIFIED ON YOUR ENCLOSED PROXY CARD, (2) CALLING THE TELEPHONE NUMBER SPECIFIED ON YOUR ENCLOSED PROXY CARD OR (3) COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. RETURNING THE ENCLOSED PROXY CARD, OR VOTING ELECTRONICALLY OR TELEPHONICALLY, WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING. YOU SHOULD NOT SEND CERTIFICATES REPRESENTING URI COMMON STOCK WITH THE PROXY. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

If you have any questions concerning the merger, the stock issuance, other matters to be considered at the URI special meeting, would like additional copies of this document or need help voting your shares, please contact URI’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(888) 750-5834 (toll free from USA and Canada)

(212) 750-5833 (banks and brokers call collect)

THE MERGER

General

On December 15, 2011, RSC and URI entered into the merger agreement. Pursuant to and on the terms and conditions set forth in the merger agreement, RSC will merge with and into URI, with URI continuing as the surviving corporation of the merger. Upon the effective time, each issued and outstanding share of RSC common stock (other than excluded shares and dissenting shares) will be converted into the right to receive (i) $10.80 in cash (which we refer to as the “cash consideration”) and (ii) 0.2783 of a validly issued, fully paid and non-assessable share of URI common stock (which we refer to as the “exchange ratio”), in each case without interest (which we refer to collectively as the “merger consideration”). See “—Merger Consideration” beginning on page     .

The Parties

United Rentals, Inc.

URI is the largest North American equipment rental company and its network, as of January 1, 2012, consists of 529 rental locations in 48 U.S. states and every Canadian province. URI offers approximately 3,000 classes of equipment for rent to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners, and government entities. In 2011, URI generated total revenues of $2.6 billion, including $2.2 billion of equipment rental revenue.

As of December 31, 2011, URI’s fleet of rental equipment included approximately 230,000 units. The total original equipment cost of URI’s fleet (“OEC”), based on initial consideration paid, was $4.3 billion and $3.8 billion at December 31, 2011 and December 31, 2010, respectively. The fleet includes:

•	General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earthmoving equipment and material handling equipment;

•	Aerial work platforms, such as boom lifts and scissor lifts;

•	General tools and light equipment, such as pressure washers, water pumps, generators, heaters and power tools;

•	Trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work; and

•

Power and HVAC (“heating, ventilating and air conditioning”) equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment including heating and cooling equipment.

In addition to renting equipment, URI sells new and used equipment as well as related contractor supplies, parts and service.

URI’s principal executive offices are located at Five Greenwich Office Park, Greenwich, Connecticut 06831, and its telephone number is (203) 622-3131.

RSC Holdings Inc.

RSC is one of the largest equipment rental providers in North America, operating through a network of 440 rental locations across ten regions in 43 U.S. states and three Canadian provinces as of December 31, 2011. RSC services customers primarily in the industrial or non-construction, and non-residential construction markets. In 2011, RSC generated approximately 86.2% of its revenues from equipment rentals, and derived the remaining 13.8% of its revenues from sales of used rental equipment, merchandise and other related items.

RSC rents a broad selection of equipment, primarily to industrial or non-construction related companies, and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, aerial work platform booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of December 31, 2011, its rental equipment fleet had an original equipment fleet cost of approximately $2.7 billion covering over 900 categories of equipment. RSC strives to differentiate its offerings through superior levels of equipment availability, reliability and service. The strength of the RSC fleet lies in its condition. RSC actively manages the condition of its fleet in order to provide customers with well maintained and reliable equipment. RSC believes its fleet is one of the best maintained among its key competitors, with 98% of the fleet current with its manufacturer’s recommended preventive maintenance at December 31, 2011. A disciplined fleet management process supports RSC in maintaining rental rate discipline and optimizing fleet utilization and capital expenditures. RSC employs a high degree of equipment sharing and mobility within regions to increase equipment utilization and adjust the fleet size in response to changes in customer demand. Integral to its equipment rental operations is the sale of used equipment and in addition, RSC sells merchandise complementary to RSC’s rental activities.

RSC’s principal executive offices are located at 6929 East Greenway Parkway, Scottsdale, Arizona 85254, and its telephone number is (480) 905-3300.

Background of the Merger

As part of the ongoing oversight of their respective businesses, the boards of directors of URI and RSC regularly review and discuss with their respective management teams their respective companies’ performance, future growth prospects and overall strategic direction and consider ways to strengthen their business and enhance the value of each company to its stockholders. These reviews and discussions have focused on, among other things, the business environment facing the equipment rental industry generally and each respective company in particular, each company’s competitive position in the equipment rental industry and the debt financing markets. In recent years, these reviews have also included discussions with respect to potential business combinations and the potential benefits and risks of those transactions.

Among other potential strategic transactions, each of URI and RSC over the years has considered and evaluated a potential business combination between URI and RSC. As described in further detail below, at various times the parties discussed the framework and some of the key terms of a potential business combination. At the same time, the parties also examined and reviewed various aspects of their businesses to assess the extent to which they were potentially complementary or incompatible. Despite these discussions, the parties could not reach agreement on the structure or the key terms of a potential transaction and ultimately ceased discussions. In particular, URI considered that, given the size of URI’s business and market capitalization relative to RSC’s, a potential business combination between URI and RSC should be characterized as an acquisition of RSC by URI rather than a “merger of equals” involving URI and RSC (which we refer to as “MOE”). The parties also disagreed over, among other things, the proposed economics of a potential combination. In July 2011, the parties reengaged in discussions and agreed on the structure and some of the keys terms of the transaction that was ultimately approved by the boards of directors of each of URI and RSC.

In addition to the reasons discussed below under “Recommendation of the RSC Board and Reasons for the Merger” and “Recommendation of the URI Board and Reasons for the Merger” beginning on pages      and     , respectively, the RSC board and the URI board considered the proposed combination of URI and RSC to be more attractive to URI, RSC and their respective stockholders than other potential strategic alternatives available to URI and RSC because the proposed combination would have a number of strategic benefits. These benefits included the following:

Positions the Combined Company to Take Advantage of Growth Trends. According to IHS Global Insight, North American construction and industrial equipment rental revenue is expected to grow at a compound annual growth rate (CAGR) of 12.0% between 2011 and 2016. Additionally, URI and RSC believe that there is a trend toward increased rental penetration in the markets they serve. URI and RSC believe that the merger will better position the combined company to take advantage of this trend with a wider equipment offering and access to a broader and more diversified customer base.

Diversifies Revenue While Reducing Cyclical Volatility. URI and RSC believe that the proposed combination will diversify the combined company’s overall end market exposure, reducing the impact of cyclicality in some of the industries URI and RSC currently serve. In particular, by reducing the combined company’s dependence on the non-residential construction market and increasing its penetration of the industrial market, URI and RSC believe that the combined company will have an improved ability to manage through economic cycles.

Enhances Opportunity to Become Supplier of Choice for Key Large Customers and National Accounts. The combined company will have the largest branch network in the equipment rental industry with an expanded presence both regionally and nationally. URI and RSC believe that this increased scale will enable the combined company to accelerate URI’s current customer segmentation strategy for larger key accounts and national accounts. These customers generally provide significant benefits, such as longer, more stable rental periods, lower transaction costs, higher revenue per transaction, more timely payments and less equipment damage as compared to other customers.

Cultures and Strategies are Significantly Aligned. Both URI and RSC share a similar business culture with a commitment to exceptional customer service. URI and RSC believe that this cultural alignment will ensure that their customers will continue to receive the highest standard of service following the merger. The combined company intends to draw the best talent and practices from both organizations to create an even more compelling customer offering. Additionally, both companies in recent periods have continued to pursue improvements to their overall cost structure and margins and have gained significant experience in branch optimization. URI and RSC anticipate that these improvements will enable the combined company to achieve an efficient and effective integration.

Provides Substantial Cost Savings and Revenue Synergy Opportunities. URI and RSC believe that the merger will offer significant opportunities for cost savings and meaningful revenue growth. URI projects annual run-rate cost savings to be approximately $200 million and estimates that these cost savings will be achievable by the end of the second year following the completion of the merger. Key categories of these cost savings include corporate overhead savings, cost reductions from branch consolidation and regional overhead savings. Additionally, URI and RSC believe that the combined company will be able to benefit from meaningful revenue growth, particularly with its national and industrial accounts, through efficient use of URI’s and RSC’s combined branch footprint and customer base. URI and RSC also believe that the combined company will have opportunities for cash savings from capital expenditure efficiencies.

RSC explored various alternatives as its major stockholders, Atlas Copco Finance S.a.r.l., the Oak Hill Stockholders and funds associated with Ripplewood Holdings L.L.C., considered options with respect to their investment in RSC. In connection with its review of such alternatives, RSC consulted with Barclays Capital and Goldman Sachs. In parallel, RSC also recognized that the equipment rental industry was ripe for consolidation and RSC determined to actively explore and pursue such opportunities. RSC consulted with Barclays Capital and Goldman Sachs in connection with RSC’s consideration of such opportunities as well.

In August of 2008, after Dr. Jenne K. Britell was appointed as Chairman of the Board of URI, Mr. Denis J. Nayden, Chairman of the Board of RSC, contacted Dr. Britell to discuss the state of the equipment rental industry generally. As part of the conversation, Mr. Nayden and Dr. Britell discussed the possibility of the two companies doing business together going forward, and Mr. Nayden expressed his view that a potential business combination involving RSC and URI may benefit both companies and their stockholders given the highly fragmented nature of the industry as well as the complementary nature of the customer bases of RSC and URI. While Dr. Britell indicated concerns over a potential transaction at that time, during the next twelve months Mr. Nayden and Dr. Britell continued to have preliminary discussions regarding a potential transaction. The specific pricing terms of a transaction were not discussed but the parties discussed that the potential transaction would involve a MOE.

On October 24, 2008, representatives of the URI board, with certain members of senior management of URI present, met with Centerview to review and analyze potential strategic alternatives. Shortly thereafter, the URI board engaged Centerview as its financial advisor. The URI board engaged Centerview because of its singular and independent focus on providing strategic advice, as well as its expertise and experience in advising clients on a variety of different strategic matters. Among the potential strategic alternatives that the URI board discussed with Centerview in 2008 and 2009 was the potential MOE with RSC.

In January of 2009, Morgan Stanley began providing strategic advice to the URI board in connection with the URI board’s consideration of various strategic alternatives, including a potential transaction with RSC, as well as the issuance of debt securities and other financing arrangements. The URI board sought Morgan Stanley’s financial advisory services due to its experience and knowledge in advising clients on strategic alternatives in similar situations, its familiarity with both URI and the equipment rental industry as a whole, and its experience in the financing markets.

Over the course of 2009 and 2010, the URI board continued to discuss and consider potential strategic alternatives available to URI, including a potential business combination with RSC and other potential strategic combinations. Representatives of Centerview and Morgan Stanley continued to advise the URI board on the evaluation of the current business and future prospects of both URI and RSC, and the strategic considerations of a potential merger between URI and RSC, or between URI and its competitors in the equipment rental industry. During this period, management of URI and the URI board also considered potential business combinations with certain of URI’s other competitors in the equipment rental industry as well as strategic partnerships and joint ventures with, and acquisitions of, other domestic and international companies to expand URI’s ancillary services and international operations. URI decided not to pursue these other strategic alternatives for a variety of reasons. These reasons included the URI board’s views that it was unlikely to reach agreement on terms acceptable to URI, that there were unacceptable risks to completion or integration and/or that the alternative was not as attractive to URI and its stockholders as the potential business combination with RSC.

In November of 2009, Mr. Nayden indicated that RSC would be interested in having further discussions regarding a MOE transaction and agreed with Dr. Britell that Michael J. Kneeland, President and Chief Executive Officer of URI, and Erik Olsson, President and Chief Executive Officer of RSC, should meet to outline a process for URI and RSC to consider the potential transaction. Later that month, on November 25, 2009, Mr. Kneeland telephoned Mr. Olsson to discuss the initial process by which URI and RSC could evaluate the potential transaction, including the need for a mutual confidentiality and standstill agreement.

In early December 2009, Messrs. Nayden, Olsson and Kneeland and Dr. Britell met over dinner to explore a potential transaction between RSC and URI and agreed that RSC and URI should execute a mutual confidentiality and standstill agreement in order to facilitate business and financial due diligence to be performed by each of the companies. Over the next several days, the respective general counsels of RSC and URI negotiated the terms of the mutual confidentiality and standstill agreement, which was entered into by the parties on December 10, 2009.

On December 13, 2009, RSC delivered to URI an initial MOE transaction framework prepared by RSC, in consultation with Barclays Capital and Goldman Sachs. The proposed transaction framework contemplated an at-market stock-for-stock merger between URI and RSC, a board of directors of the combined company comprised of directors from each of URI and RSC, and the selection from each of URI and RSC of the best available managers, operating practices and cultural elements to facilitate integration and maximize efficiencies of the combined company. On the following day, Mr. Nayden and Dr. Britell had a call to discuss the proposed transaction framework. During the call, Dr. Britell indicated concerns with the proposed composition of the board of directors and management and pro forma ownership of the combined company as set forth in the MOE transaction framework. Dr. Britell communicated to Mr. Nayden that, in URI’s view, a potential business combination between URI and RSC should be characterized as an acquisition of RSC by URI rather than an MOE transaction due to the size of URI’s business and market capitalization relative to RSC’s. For those reasons, URI believed that RSC’s stockholders should have minority ownership of the combined company following completion of a potential business combination between URI and RSC, the representation by RSC’s directors on the board of directors of the combined company should be limited to no more than two directors and that senior management of the combined company should be comprised exclusively of URI’s then-current management team. Dr. Britell informed the URI board on the progress of negotiations with RSC at a regularly scheduled meeting of the URI board held on December 15, 2009.

On December 17, 2009, the RSC board met, together with representatives of Barclays Capital and Goldman Sachs, to discuss, among other things, the potential transaction with URI and received an update from Mr. Nayden on his discussions with Dr. Britell. After discussion, the RSC board determined that discussions with URI should continue.

Concurrently, the RSC board authorized Mr. Olsson to contact a third party company (which we refer to as “Company A”) in order to ascertain whether it would be interested in exploring a combination of RSC and Company A. Representatives of Company A indicated that they were in fact interested and, on December 22, 2009, RSC and Company A entered into a mutual confidentiality agreement to facilitate discussions regarding a potential business combination between the parties.

During the following months, RSC pursued discussions with each of URI and Company A in parallel.

In early January 2010, Mr. Nayden and Dr. Britell agreed that representatives of URI and RSC and their respective financial advisors should engage in discussions regarding the proposed composition of the board of directors and management and the pro forma ownership of the combined company. On January 5, 2010, representatives of Morgan Stanley and Centerview contacted representatives of Barclays Capital and Goldman Sachs and informed them that URI would not be willing to proceed with a MOE transaction on the terms proposed by RSC.

On January 7, 2010, Mr. Nayden contacted Dr. Britell to discuss potential alternatives to a MOE transaction. Although Dr. Britell and Mr. Nayden did not reach an agreement on the structure or terms of the proposed transaction between URI and RSC, they did agree that, in light of the potential benefits of a business combination, representatives of their respective companies and financial advisors should continue to engage with each other in an effort to explore a potential transaction. To that end, Mr. Nayden and Dr. Britell agreed that members of the senior management of RSC and URI should meet on January 19, 2010.

On January 11, 2010, Messrs. Nayden and Olsson, the Chairman of the Board of Company A, and a member of senior management of Company A met over dinner to further explore and discuss a potential strategic transaction between RSC and Company A.

On January 19, 2010, certain members of senior management at each of RSC and URI and representatives of their respective financial advisors met to discuss the potential synergies that could be achieved in connection with a MOE transaction, as determined based on the parties’ review of publicly available information about the other party. During that meeting, the parties shared supporting information and assumptions and identified areas that required further analysis. In addition to potential revenue and cost synergies that could potentially be obtained, the parties discussed the other potential benefits of a business combination between URI and RSC, including potential value creation to RSC’s and URI’s stockholders.

On January 21, 2010, the RSC board held a regular meeting which was joined telephonically by representatives of Barclays Capital and Goldman Sachs. Mr. Nayden provided an update on the status of discussions with each of URI and Company A and a discussion among the members of the RSC board and the representatives of Barclays Capital and Goldman Sachs ensued.

On January 27, 2010, Messrs. Nayden, Olsson and Kneeland, Dr. Britell and representatives of the companies’ respective financial advisors met over lunch to discuss further the potential MOE transaction between RSC and URI. Mr. Kneeland indicated that URI’s management, in consultation with URI’s financial advisors, had been working diligently since the earlier management meeting on January 19, 2010 to prepare URI’s initial synergy estimates in connection with the proposed MOE transaction, which synergy estimates were shared with RSC’s management and financial advisors later that week on January 29, 2010.

Throughout February 2010, Mr. Olsson, the other members of RSC’s management and the management of Company A, as well as representatives of Barclays Capital and Goldman Sachs, continued to discuss a potential business combination between RSC and Company A and RSC and Company A continued to perform business and financial due diligence on one another’s respective businesses. Also in February 2010, the respective management teams of URI and RSC continued to perform business and financial due diligence on one another’s respective businesses to further the parties’ consideration of a potential transaction.

On February 10, 2010, the RSC board held a special telephonic meeting at which the RSC board authorized RSC to formally engage Barclays Capital and Goldman Sachs to serve as financial advisors to RSC in connection with RSC’s review of various strategic alternatives. The RSC board selected Barclays Capital as its financial advisor because of its familiarity with RSC and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger. The RSC board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

On February 22, 2010, certain members of the senior management teams of RSC and Company A met to discuss the strategic rationale and the potential synergies that could be achieved in connection with a transaction between the companies, which included discussion of the strategic benefits discussed above in this section.

At a regularly scheduled meeting of the URI board, on March 11, 2010, Dr. Britell updated the URI board on the potential business combinations with two of URI’s competitors being considered by URI, including a potential business combination with RSC. Representatives of Morgan Stanley, Centerview, and Sullivan & Cromwell were in attendance and participated at this meeting. After the discussion on strategic alternatives, the URI board concluded that a transaction with RSC was unlikely at that time because of, among other reasons, valuation issues, the fact that discussions with one of URI’s competitors with respect to a potential business combination were not sufficiently advanced and URI’s view that two of URI’s competitors might proceed with a potential business combination between the two competitors. Accordingly, on March 15, 2010, Morgan Stanley contacted Goldman Sachs and indicated that the URI board was not prepared to proceed with a potential transaction with RSC at that time.

On April 20, 2010, the RSC board held a regular meeting at which Mr. Nayden provided an update on the status of the discussions with Company A. Following such meeting and at the request of the RSC board, on April 21, 2010, representatives of Barclays Capital and Goldman Sachs presented to the RSC board their preliminary financial analyses regarding the proposed transaction with Company A.

On May 13, 2010, at the direction of the URI board, representatives of Centerview and Morgan Stanley informed representatives of Barclays Capital and Goldman Sachs that URI desired to reengage in transaction discussions with RSC because, due to an increase in URI’s stock price since March 2010, a potential business combination with RSC had become materially more attractive to URI from a valuation perspective. On the following day, representatives of Barclays Capital and Goldman Sachs and representatives of Centerview and Morgan Stanley discussed a potential MOE transaction between RSC and URI and URI submitted a preliminary transaction term sheet to RSC outlining the principal terms of the proposed MOE transaction. The term sheet contemplated that the transaction would take the form of an “at market” all stock merger and that the board seats of the combined company would be divided equally among nominees of URI and RSC.

On May 19, 2010, the respective management teams and financial advisors of RSC and Company A met to discuss a potential transaction, including potential synergies, and both companies agreed to continue their respective business and financial due diligence efforts.

Beginning in the second half of August 2010 and continuing through mid-October 2010, various meetings and discussions took place between Mr. Nayden and the Chairman of the Board of Company A and the respective management teams and financial and legal advisors of RSC and Company A, including an in-person meeting among the respective financial and legal advisors of RSC and Company A at which the financing structure for a potential business combination was discussed.

On October 18, 2010, RSC received a request from Company A for a specific proposal from RSC outlining the terms of the proposed business combination with Company A no later than October 27, 2010. On the following day, representatives of the respective financial advisors of RSC and Company A discussed the request received by RSC and the expectations of Company A with respect to the form and content of the proposal from RSC.

On October 20, 2010, the RSC board held a regular meeting and discussed in detail the recent developments with respect to a potential business combination with Company A. Following such discussion, the RSC board directed Mr. Olsson to proceed with the preparation of a proposal responding to Company A’s request. On the following day, Mr. Olsson and the President of Company A discussed Company A’s request and agreed to postpone the deadline for RSC’s response until early November 2010 in order to give RSC additional time to consider the structure and other terms of its proposal.

On October 26, 2010, the RSC board held a special telephonic meeting. At the meeting, Mr. Olsson discussed the status of the potential business combination with Company A, including governance, structure and integration matters. Over the following days, the RSC board received draft preliminary proposal materials prepared by Barclays Capital and Goldman Sachs at the direction of the RSC board, and following review and discussion, the RSC board requested that Barclays Capital and Goldman Sachs finalize such draft materials.

On November 1, 2010, RSC submitted a formal proposal outlining the terms of the proposed business combination with Company A.

On November 22, 2010 and December 5, 2010, representatives of Centerview and Morgan Stanley presented to the URI board and senior management of URI their preliminary financial analysis regarding a potential transaction between URI and RSC. After evaluating and discussing the materials presented by Centerview and Morgan Stanley and consulting with management of URI, the URI board authorized certain members of the URI board to approach RSC to re-open discussions on a potential combination of the two companies.

On December 10, 2010, the date on which the standstill restrictions set forth in the December 10, 2009 mutual confidentiality and standstill agreement between URI and RSC expired, Dr. Britell and Mr. Kneeland had a call with Mr. Nayden and Mr. Olsson to discuss a potential combination between URI and RSC. Following this meeting, URI sent a preliminary, non-binding indication of interest (the “December 2010 Letter”) to the RSC board proposing that URI acquire RSC for $12.00 per share to be paid 50% in cash and 50% in URI common stock, which represented a premium of approximately 31.6% over the closing price of the RSC common stock of $9.12 on the immediately preceding trading day. The December 2010 Letter also contemplated that two non-executive directors of RSC would be appointed to the URI board upon the completion of the proposed transaction. This offer was supported by the URI board. On that same day, Dr. Britell telephoned Mr. Nayden to confirm his receipt of and to discuss the December 2010 Letter.

On December 12, 2010, the RSC board held a special telephonic meeting to consider the December 2010 Letter. Representatives of Barclays Capital, Goldman Sachs and Paul, Weiss participated in the meeting. Mr. Nayden opened the discussion at the meeting by briefly summarizing the material terms of the December 2010 Letter, after which a discussion among the members of the RSC board and its advisors ensued. As part of the discussion, representatives of Paul, Weiss provided a detailed overview of the RSC board’s fiduciary duties under Delaware law, as well as RSC’s defensive profile. The preliminary reaction of the members of the RSC board to the December 2010 Letter was that the price of $12.00 per share substantially undervalued RSC. The meeting culminated in a discussion of process and next steps and Barclays Capital and Goldman Sachs were requested by the RSC board to conduct additional financial analysis in light of the terms of the December 2010 Letter and report back to the RSC board.

At a regularly scheduled meeting on December 14, 2010, the URI board discussed, among other things, the potential combination with RSC. Also at that meeting, Dr. Britell informed the URI board that the other competitor with whom URI had discussed a potential business combination had ceased discussions with URI as it determined to maintain its status as an independent company. Members of senior management as well as representatives of Centerview, Morgan Stanley, and Sullivan & Cromwell were present at this meeting. At the meeting Centerview and Morgan Stanley presented to the URI board their preliminary financial analysis regarding a potential transaction between URI and RSC. After evaluating and discussing the materials presented by Centerview and Morgan Stanley and consulting with management of URI, the URI board authorized certain members of management of URI to propose an offer of up to $14.00 per share for all outstanding shares of RSC common stock and agree to appoint up to three members of the current RSC board selected by RSC to the URI board.

On December 17, 2010, the RSC board again held a special telephonic meeting at which representatives of Barclays Capital, Goldman Sachs and Paul, Weiss participated to consider the proposal set forth in the December 2010 Letter and discuss the appropriate next steps. Following an initial discussion, representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses regarding the December 2010 Letter. Following such presentation and a discussion of the terms set forth in the December 2010 Letter, the RSC board determined to reject the proposal set forth in the December 2010 Letter and authorized Mr. Nayden to communicate the RSC board’s determination to Dr. Britell.

On December 21, 2010, Mr. Nayden informed Dr. Britell that the RSC board determined to reject the proposal set forth in the December 2010 Letter. Dr. Britell acknowledged the position of the RSC board but indicated that it would be preferable to establish terms for a transaction that would be mutually acceptable to URI and RSC, as the URI board was hopeful that an agreement could be reached and that the market would view a combination of URI and RSC favorably.

On January 5, 2011, Dr. Britell and Mr. Nayden met in person to discuss the terms of a potential transaction between URI and RSC. Mr. Nayden reiterated to Dr. Britell that the price of $12.00 per share substantially undervalued RSC and the RSC board would not be interested in pursuing a transaction with URI at that price. Dr. Britell indicated that URI would consider making a revised proposal.

On January 10, 2011, URI sent a preliminary, non-binding indication of interest (the “January 2011 Letter”) to the RSC board proposing to acquire RSC for $14.00 per share to be paid 50% in cash and 50% in URI common stock, which represented a premium of approximately 21.4% over the closing price of the RSC common stock of $11.53 on the immediately preceding trading day. The January 2011 Letter also contemplated that two non-executive directors of RSC would be appointed to the URI board upon the completion of the proposed transaction.

On January 12, 2011, the RSC board held a special telephonic meeting at which representatives of Barclays Capital, Goldman Sachs and Paul, Weiss participated to consider the proposal set forth in the January 2011 Letter and discuss the appropriate next steps. On the following day, representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses of RSC’s strategic alternatives and the proposal set forth in the January 2011 Letter. Following a discussion, the RSC board determined to reject the proposal set forth in the January 2011 Letter. The RSC board then instructed Mr. Nayden to contact Dr. Britell in order to inform her of the RSC board’s determination. Shortly thereafter, Mr. Nayden informed Dr. Britell that the RSC board determined to reject the proposal set forth in the January 2011 Letter.

At a regularly scheduled meeting on January 18, 2011, at which certain members of senior management of URI were present, the URI board discussed, among other things, the status of the negotiations with RSC.

At a regularly scheduled meeting on February 1, 2011, at which senior management of URI and representatives from Centerview, Morgan Stanley and Sullivan & Cromwell were present, the URI board discussed the status of negotiations regarding a potential transaction with RSC. At the meeting, representatives of Centerview and Morgan Stanley made a presentation of their preliminary financial analysis regarding potential strategic alternatives available to URI, including a potential transaction between URI and RSC.

In the weeks and months following RSC’s formal proposal to Company A on November 1, 2010, the respective management teams and financial advisors of RSC and Company A discussed financial projections of the proposed business combination and clarified the terms of RSC’s proposal. The discussions with Company A continued until Company A informed RSC that a transaction between the two companies presented a variety of structuring challenges that could not be resolved in a manner that would preserve the benefits of a potential transaction for Company A and, accordingly, in February 2011, the parties determined to terminate their efforts to pursue a transaction.

At a regularly scheduled meeting on May 11, 2011, at which certain members of senior management of URI and representatives of Centerview, Morgan Stanley and Sullivan & Cromwell were present, the URI board discussed, among other things, the potential merger with RSC. At this meeting, Centerview and Morgan Stanley presented to the URI board their preliminary financial analysis regarding a potential transaction between URI and RSC.

Near the end of April and again in mid-June 2011, Mr. Nayden and Dr. Britell discussed the possibility of a business combination between URI and RSC. Following the parties’ latter discussion, on June 15, 2011, the RSC board held a special telephonic meeting at which Mr. Nayden provided an update on the status of the conversations with Dr. Britell. Later that month, on June 24, 2011, the RSC board held another special telephonic meeting at which representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses of RSC’s standalone plan and illustrative URI acquisition scenarios. A discussion among the members of the RSC board and representatives of its financial advisors ensued. In light of the information provided to the RSC board and the subsequent discussion, the RSC board determined that discussions between Mr. Nayden and Dr. Britell should continue in an effort to establish mutually agreeable terms on which a transaction could be completed. Mr. Nayden and Dr. Britell had additional discussions at the end of June of 2011. Mr. Nayden and Dr. Britell updated their respective boards on these discussions.

On or around July 29, 2011, Dr. Britell discussed with members of the URI board sending a revised proposal to RSC with an offer of $18.00 per share to be paid 75% in cash and 25% in URI common stock. Following these discussions, representatives of URI sent a preliminary, non-binding indication of interest (the “July 2011 Letter”) to the RSC board proposing to acquire RSC for $18.00 per share to be paid 75% in cash and 25% in URI common stock, which represented a premium of approximately 49.1% over the closing price of the RSC common stock of $12.07 on the immediately preceding trading day. This offer was supported by the URI board. The July 2011 Letter also contemplated that two directors selected by RSC would be appointed to the URI board upon the completion of the proposed transaction. In the July 2011 Letter, URI requested an initial response from RSC on or before the close of business on August 5, 2011 so that the diligence process could proceed and the companies could begin to constructively share non-public information.

Between July 30 and 31, 2011, members of senior management of URI and RSC discussed the terms of a confidentiality and standstill agreement to permit URI and RSC to exchange certain selected business information to facilitate their determination of whether to proceed with the proposed transaction and agreed to enter into a new agreement on the same terms as the prior confidentiality and standstill agreement between the parties.

On August 1, 2011, the RSC board held a special telephonic meeting to discuss the July 2011 Letter. Representatives of Barclays Capital, Goldman Sachs and Paul, Weiss participated in the meeting. Representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses of the proposal set forth in the July 2011 Letter and RSC’s standalone plan. A discussion among the members of the RSC board and its legal and financial advisors ensued. Following discussion, the RSC board authorized RSC to enter into a mutual confidentiality and standstill agreement with URI, which was entered into by the parties on the same day. Over the course of the next few weeks on various occasions, URI and RSC exchanged selected non-public information on business, legal, regulatory, technology and other matters and held discussions concerning their respective businesses and prospects and the potential synergies and commercial benefits that could result from the potential transaction.

On August 2, 2011, the special meeting of the RSC board was reconvened and the discussion of the July 2011 Letter continued. Following discussion and consideration of the July 2011 Letter by the RSC board, the RSC board voted to authorize RSC management to proceed to negotiate a transaction with URI on the basis of the proposal set forth in the July 2011 Letter but that valued RSC at $20.00 per share.

On August 4, 2011, Mr. Nayden contacted Dr. Britell and informed her of the RSC board’s willingness to proceed with a transaction that valued RSC at $20.00 per share.

On August 9, 2011, Mr. Olsson, Mr. Kneeland, Ms. Patricia D. Chiodo, Senior Vice President and Chief Financial Officer of RSC, and Mr. William B. Plummer, Executive Vice President and Chief Financial Officer of URI, met to discuss financial forecasts, potential synergies and other due diligence items in connection with a potential transaction between RSC and URI. Additional meetings to discuss due diligence items and arrange for supplemental information exchanges were held on August 10 and 11, and attended by certain members of senior management of URI and RSC, together with representatives of Centerview and Morgan Stanley, on behalf of URI, and Barclays Capital and Goldman Sachs, on behalf of RSC.

Throughout August 2011, the United States and world financial markets experienced unanticipated volatility that led to steep declines in the value of the equity securities of many companies, including URI and RSC. The URI common stock and the RSC common stock each traded at its high for the month on August 1, 2011 at $23.63 and $12.25, respectively, while the URI common stock traded at its low of $12.81 on August 19, 2011 and the RSC common stock traded at its low of $6.26 on August 22, 2011.

At a regularly scheduled meeting on August 15 and 16, 2011, at which representatives from Centerview, Morgan Stanley, Sullivan & Cromwell, and certain members of URI management were present, the URI board discussed, among other things, the potential merger with RSC. At the meeting, representatives from Centerview and Morgan Stanley updated the URI board on the status of the parties’ respective due diligence and presented to the URI board their preliminary financial analysis regarding a potential transaction between URI and RSC. Following discussion of the presentations of Centerview and Morgan Stanley and after consulting with management of URI, and given the prices at which RSC common stock and URI common stock were trading at that time, the URI board authorized certain members of the senior management of URI to make a proposal to acquire RSC for a price not to exceed $17.00 per share of RSC common stock.

On August 16, 2011, the RSC board held a special telephonic meeting to discuss the extreme market volatility and its effect on the proposed combination of URI and RSC and to consider next steps.

Due to extreme volatility in the equity and credit markets, on August 18, 2011, Dr. Britell and Mr. Nayden spoke and agreed to suspend the active exchange of non-public information until market conditions improved. Following Dr. Britell’s conversation with Mr. Nayden, the URI board, after consulting with senior management of URI, determined not to proceed with a potential merger with RSC at that time given the volatility in the markets.

On September 1, 2011, the RSC board held a special in-person meeting at the offices of Paul, Weiss. Representatives of Barclays Capital, Goldman Sachs and Paul, Weiss were in attendance. Representatives of Paul, Weiss provided a detailed overview of the RSC board’s fiduciary duties under Delaware law in connection with any potential transaction with URI and discussed at length the key legal and business terms and conditions that would need to be addressed in connection with such a transaction. At the meeting, representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses of the proposal set forth in the July 2011 Letter and RSC’s standalone plan.

On October 11, 2011, Mr. Nayden received a voice message from Dr. Britell in which Dr. Britell indicated that she would like to schedule a meeting with Mr. Nayden. Later that week, a meeting between Mr. Nayden and Dr. Britell was confirmed for October 27, 2011. At a meeting of the RSC board held on October 19, 2011, Mr. Nayden informed the RSC board that the meeting with Dr. Britell had been scheduled.

On October 25, 2011, the URI board met in person and discussed the potential merger with RSC. Representatives from Centerview, Morgan Stanley, Sullivan & Cromwell, and certain members of senior management were also present. At the meeting representatives from Centerview and Morgan Stanley presented to the URI board their preliminary financial analysis regarding a potential transaction between URI and RSC. Following discussion of the Centerview and Morgan Stanley presentations and after consulting with management of URI, the URI board authorized senior management of URI to make an offer to acquire all of the outstanding shares of RSC common stock at a price of $16.00 per share, with such offer to include mixed consideration of cash and URI common stock.

On October 27, 2011, Dr. Britell and Mr. Nayden met to discuss resuming discussions concerning a potential merger involving URI and RSC. Following this meeting, the parties resumed active exchange of information and discussions of a potential merger between the parties.

On November 14, 2011, representatives of URI presented materials on the potential merger with RSC and the potential financing for a merger to representatives of Standard and Poor’s Rating Service (which we refer to as “S&P”) and Moody’s Investors Services (which we refer to as “Moody’s”) for a preliminary ratings consideration by these services.

On November 16, 2011, representatives of URI contacted representatives of Bank of America Merrill Lynch (which we refer to as “BAML”) to discuss the availability of financing, to be provided by BAML and Morgan Stanley, for the proposed merger with RSC. Following the meeting, senior management of URI engaged BAML to provide such financing because of BAML’s qualifications for, experience in and reputation for providing and arranging financing in similar situations, as well as its familiarity with URI through its role as the Administrative Agent for URI’s primary financing vehicle.

On November 18, 2011, URI received a response from Moody’s in which Moody’s indicated that URI’s family rating would remain unchanged with a stable outlook upon the completion of a successful merger with RSC. On November 22, 2011, URI received a response from S&P in which S&P indicated that URI’s family rating would remain unchanged with a positive outlook upon the completion of a successful merger with RSC. On the same day, Dr. Britell contacted Mr. Nayden and provided him with an update regarding the responses from Moody’s and S&P and the status of the financing for the proposed merger.

On November 29, 2011, Dr. Britell and Mr. Kneeland contacted the individual members of the URI board by telephone to discuss increasing the offer to acquire RSC and obtained their authorization to make an offer of up to $18.00 per share for all outstanding shares of RSC common stock.

In late November of 2011, Dr. Britell contacted Mr. Nayden requesting a meeting among themselves, Mr. Kneeland, and URI’s and RSC’s respective financial advisors, to discuss a potential merger between the parties, and they agreed to meet on December 1, 2011. Prior to that meeting, representatives of Centerview and Morgan Stanley informed representatives of Barclays Capital and Goldman Sachs that URI was planning to propose a range of prices of between $16.50 and $17.50 per share to acquire all of the outstanding shares of RSC common stock. Mr. Nayden learned of URI’s intended offer and, after noting that the range of prices in URI’s intended offer was less than the $18.00 per share price set forth in the July 2011 Letter, Mr. Nayden cancelled a meeting with URI shortly before the parties had intended to meet on December 1, 2011. Later that same day, Mr. Nayden contacted Dr. Britell by telephone and requested another meeting among themselves, Mr. Kneeland, Mr. Olsson, and their respective senior financial advisors. On that call, Mr. Nayden stated that the range of prices of $16.50 and $17.50 per share for RSC’s outstanding shares was not acceptable but that URI should consider submitting a new proposal providing for the following: an offer to acquire all of the outstanding RSC common stock for between $17.00 to $18.00 per share, to be paid 70% in cash and 30% in URI common stock, and that RSC would be entitled to appoint two of RSC’s non-executive directors to the URI board. Mr. Nayden told Dr. Britell that if URI submitted a new proposal consistent with those terms, then he would request the RSC board to consider the proposal and would convene a telephonic meeting of the RSC board on Sunday, December 4, 2011. Dr. Britell told Mr. Nayden that she would consider his suggestions.

On December 1, 2011, URI sent a preliminary, non-binding indication of interest (the “December 2011 Letter”) to the RSC board proposing to acquire RSC for between $17.00 to $18.00 per share, to be paid 70% in cash and 30% in URI common stock, which represented a premium of approximately 39.8% to 48.0% over the closing price of the RSC common stock of $12.16 on the immediately preceding trading day. The December 2011 Letter contemplated that two non-executive directors of RSC would be appointed to the URI board upon the completion of the proposed transaction. URI also indicated in the December 2011 Letter that URI had made significant progress towards securing the debt financing to support the proposed transaction and was in active dialogue with a number of financing sources regarding such financing.

On December 4, 2011, representatives of Barclays Capital and Goldman Sachs presented to the RSC board preliminary financial analyses of the proposal set forth in the December 2011 Letter and RSC’s standalone plan. Following such presentation and consideration of the December 2011 Letter by the RSC board, the RSC board voted to authorize RSC management to proceed to negotiate a transaction with URI at $18.00 per share. Mr. Nayden contacted Dr. Britell to confirm a meeting on December 5, 2011 among themselves, Mr. Kneeland and URI’s and RSC’s respective financial advisors to discuss the December 2011 Letter and potential merger between RSC and URI.

On December 4, 2011, URI contacted a representative of Wells Fargo to discuss the provision of financing, along with Morgan Stanley and BAML, in connection with the potential merger with RSC. URI engaged Wells Fargo shortly after this meeting because of Wells Fargo’s qualifications, experience and reputation in providing financial assistance in similar situations, as well as its familiarity with both URI and the rental equipment industry, including prior experience providing financing to URI in its primary financing facility.

On December 5, 2011, Dr. Britell, Mr. Kneeland and representatives of Centerview and Morgan Stanley met with Messrs. Nayden and Olsson, Messrs. Edward Dardani and James H. Ozanne, each a member of the RSC board and, in the case of Messrs. Nayden, Olsson and Ozanne, a member of the Executive Committee of the RSC board (which we refer to as the “RSC Executive Committee”), representatives of Oak Hill Capital Management, LLC and representatives of Barclays Capital and Goldman Sachs to discuss the potential merger between URI and RSC and the proposal in the December 2011 Letter. At the meeting, Mr. Nayden stated that the RSC board had discussed URI’s latest proposal and that the RSC board would not approve a merger with URI at a price lower than $18.00 per share, to be paid 70% in cash and 30% in URI common stock, and that RSC should be entitled to appoint three of RSC’s independent directors to the URI board. Mr. Nayden also requested protection on the stock portion of the consideration and emphasized the need for deal certainty. Representatives of URI told representatives of RSC at the meeting that the offer of $18.00 price per share was subject to URI’s confirmatory due diligence, and Mr. Nayden agreed to provide the information URI had requested to confirm its synergies analysis. The parties also agreed to have a management due diligence session in New York on December 9, 2011. Mr. Kneeland agreed, at the request of Mr. Nayden, to review and consider retention of RSC’s management and other employees.

Later that same day, the URI board and certain members of URI senior management met telephonically to discuss the results of the meeting with representatives of RSC and its financial and legal advisors and to receive an update from Dr. Britell, Mr. Kneeland and representatives of Centerview, Morgan Stanley, and Sullivan &

Cromwell on the status of negotiations with RSC. At the meeting, the URI board discussed RSC’s proposed terms for a potential merger with URI, including the request for deal protection, and noted the potential risks of obtaining financing and regulatory approval for the transaction.

Following the meeting, URI sent RSC a final, non-binding letter (the “Final Letter”) confirming URI’s offer to acquire RSC for $18.00 per share, to be paid 70% in cash and 30% in URI common stock, subject to completion of URI’s confirmatory due diligence. The $18.00 per share price set forth in the Final Letter represented a premium of approximately 49.1% over the closing price of the RSC common stock of $12.07 on the immediately preceding trading day. URI also agreed in the Final Letter that RSC would be entitled to add three of RSC’s current independent directors to the URI board. The Final Letter also stated that transaction documentation should contemplate deal certainty to the extent practicable and consistent with the interests of URI’s stockholders with respect to financing, regulatory approval and approval by RSC’s stockholders.

On December 7, 2011, representatives of Morgan Stanley, BAML, Wells Fargo and White & Case LLP, acting as counsel for the lenders (which we refer to as “White & Case”), attended due diligence meetings with senior management of URI and representatives of Sullivan & Cromwell for purposes of preparing to provide commitments for the financing for the potential merger. Representatives of Centerview were also present at these due diligence meetings.

On December 7, 2011, at the direction of URI, representatives of Sullivan & Cromwell sent Paul, Weiss the initial draft of the merger agreement and on December 9, 2011 the initial draft of the voting agreement proposed to be entered into by the Oak Hill Stockholders.

Between December 8, 2011 and December 15, 2011, URI and RSC continued to exchange selected business information. The parties agreed to make certain materials available through physical data rooms located at the offices of Sullivan & Cromwell and Paul, Weiss and to make other, potentially competitively sensitive materials available pursuant to a customary “clean-room” arrangement. Over the course of the period, representatives of URI and RSC and their respective legal counsel had various telephonic discussions and due diligence meetings. Also during this period, from time to time URI discussed with its legal and financial advisors and with RSC and its legal and financial advisors RSC’s existing indebtedness, the indebtedness of RSC that URI intended to pay down in connection with the potential merger, the indebtedness of RSC that URI intended to assume following completion of the potential merger, the impact of RSC’s existing debt on the structure of the potential merger and the financing required to fund the potential merger and related transactions and to assume a portion of RSC’s existing debt.

On December 8, 2011, at the request of Paul, Weiss, representatives of Paul, Weiss and representatives of Sullivan & Cromwell had a meeting by telephone to discuss the initial draft of the merger agreement. Significant areas of negotiation included, among others, the degree of conditionality associated with URI’s proposed financing of the cash portion of the merger consideration, the scope of the parties’ obligations in connection with obtaining regulatory approvals, including antitrust approvals, the terms upon which RSC could consider an alternative acquisition proposal or the RSC board could change its recommendation of the merger agreement and the process for dealing with any such proposal, the “force the vote” provision in the event the RSC board changed its recommendation of the merger agreement, the amount and triggers for the reimbursement of expenses and the payment of termination fees, the parties’ obligations with respect to obtaining the financing necessary to complete the merger and reciprocity between URI and RSC on representations and warranties, interim operating covenants and “no-shop” provisions. During these discussions, RSC emphasized the need for greater deal certainty, particularly with respect to the financing and regulatory approval of the proposed transaction. In that regard, RSC rejected URI’s proposal for a reverse break-fee in the event URI was unable to obtain necessary financing. On the other hand, URI emphasized the need for a cap on any damage claim by RSC in the event it was unable to obtain the necessary financing for the merger, particularly due to the volatility in the credit markets in recent years, and for a “force the vote” provision so that RSC’s stockholders could have the opportunity to make a decision on a proposed combination between URI and RSC whether or not the RSC board changed its recommendation with respect to the proposed transaction. With respect to URI’s obligations to accept potential concessions that may be requested by antitrust authorities in approving the proposed transaction, the parties agreed that they would ultimately be able to agree to a standard that was higher than a “de minimus” standard but lower than that which would cause a material adverse effect on URI and its subsidiaries, taken as a whole.

Also on December 8, 2011, the RSC Executive Committee held a special telephonic meeting at which representatives of Barclays Capital, Goldman Sachs and Paul, Weiss participated. Representatives of Paul, Weiss summarized the significant issues raised in the draft merger agreement received from Sullivan & Cromwell. A discussion ensued during which the RSC Executive Committee and its advisors formulated responses to the various issues raised in the draft merger agreement. The RSC Executive Committee and its advisors also discussed the ratio of cash to stock payable in the merger and that the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code in the event that the ratio of cash to stock contemplated by the Final Letter was revised such that at least 40% of the value of the consideration received by RSC stockholders in the merger was in the form of URI common stock. On that same day and over the course of the following days, RSC, URI and representatives of their respective legal and financial advisors discussed structuring issues. After discussion and consideration by RSC and URI of various transaction structures, and in light of the possibility that the merger could qualify as a reorganization under Section 368(a) of the Code under certain circumstances, the parties determined to pursue a transaction with the consideration to be paid 60% in cash and 40% in URI common stock.

On December 9, 2011, representatives of URI, Centerview, Morgan Stanley, and Sullivan & Cromwell and representatives of RSC, the Oak Hill Stockholders, Barclays Capital, Goldman Sachs and Paul, Weiss attended due diligence meetings with senior management of URI and RSC. Representatives of Morgan Stanley, BAML, Wells Fargo, and White & Case also attended these meetings to perform additional due diligence on URI for purposes of their financing commitments. Among other things, senior management of URI and RSC discussed potential synergies between the two companies, as well as the integration and retention of RSC employees post-merger and RSC provided URI with financial projections of RSC’s business developed by RSC’s senior management.

On December 10, 2011, the URI board met telephonically to discuss the status of negotiations regarding a potential merger with RSC. Senior management of URI and representatives of Centerview, Morgan Stanley and Sullivan & Cromwell were also present at this meeting. Together with senior management of URI and URI’s financial and legal advisors, the URI board reviewed the chronology of events since the previous URI board meeting and the various workstreams engaged in the proposed transaction, including the due diligence review, the clean room process, regulatory analysis, and discussions with RSC regarding synergies, valuation, pricing and premium, and negotiations regarding the merger agreement. At this meeting, representatives of Centerview and Morgan Stanley presented to the URI board their preliminary financial analysis of a potential transaction between URI and RSC. Representatives of Morgan Stanley also presented an overview of the proposed financing, including the transaction sources and uses, pro forma capital structure and credit metrics summary. In addition, representatives of Sullivan & Cromwell discussed with the URI board its fiduciary duties under Delaware law and reviewed the process that the URI board had undertaken to review the potential transaction. Representatives of Sullivan & Cromwell also updated the URI board on the negotiations with Paul, Weiss regarding the terms of the merger agreement and noted, among other things, several key provisions in the merger agreement that related to the risks of obtaining approval from the antitrust regulators and obtaining the financing needed to close the transaction. Representatives of Sullivan & Cromwell also discussed with the URI board the potential alternatives for structuring the transaction so that it would not be taxable to URI and the stockholders of RSC.

Also on December 10, 2011, at the direction of RSC, representatives of Paul, Weiss sent Sullivan & Cromwell comments to the initial draft of the merger agreement, addressing the issues raised by the RSC Executive Committee. Between December 10 and December 15, 2011, representatives of Sullivan & Cromwell and Paul, Weiss met telephonically and in person to negotiate the terms of the merger agreement. Significant areas of negotiation included, among others, the scope of the parties’ obligations in connection with obtaining antitrust approvals, the terms upon which RSC or URI could consider an alternative acquisition proposal or the RSC board or URI board could change its recommendation of the merger agreement and the process for dealing with any such proposal, the “force the vote” provision in the event the RSC board changed its recommendation of the merger agreement, the parties’ obligations with respect to obtaining the financing necessary to complete the merger and the amount and triggers for the reimbursement of expenses and the payment of termination fees. During these discussions, the parties agreed to take certain actions in connection with obtaining applicable regulatory approvals to the consummation of the merger and that URI’s obligation to divest certain branches would be subject to a cap. The parties also compromised on a number of additional provisions in the merger agreement, including in relation to the parties’ respective obligations in connection with financing the proposed merger, the termination rights and fees which may be payable in connection therewith and the scope of the no-shop restrictions applicable to both parties. Also during that period, representatives of Sullivan & Cromwell negotiated the terms of the voting agreement to be entered into between URI and the Oak Hill Stockholders with outside counsel to the Oak Hill Stockholders, Weil, Gotshal & Manges LLP.

On December 12, 2011, the RSC Executive Committee had a call with representatives of Barclays Capital, Goldman Sachs and Paul, Weiss to discuss the open issues under the draft merger agreement. Later that day, the RSC board held a special telephonic meeting to review the proposed acquisition of RSC by URI in a transaction with the consideration to be paid 60% in cash and 40% in URI common stock. Together with RSC’s financial and legal advisors, the RSC board reviewed the chronology of events since the previous RSC board meeting and the various workstreams engaged in the proposed transaction, including the due diligence review, the clean room process, regulatory analysis, and discussions with URI regarding synergies, valuation, pricing and premium, and negotiations regarding the merger agreement. In addition, representatives of Paul, Weiss discussed with the RSC board its fiduciary duties under Delaware law and reviewed the process that the RSC board had undertaken to review the potential transaction. Representatives of Paul, Weiss also updated the RSC board on the negotiations with Sullivan & Cromwell regarding the terms of the merger agreement and noted, among other things, several key provisions in the merger agreement that related to the risks of obtaining approval from the antitrust regulators and obtaining the financing needed by URI to close the transaction.

Also on December 12, 2011, Sullivan & Cromwell delivered to Paul, Weiss a revised draft of the merger agreement, together with a list of open items under the merger agreement that served as a basis for a discussion among RSC, URI, and their respective legal and financial advisors on that day. Later that evening, representatives of Sullivan & Cromwell and Paul, Weiss met at the offices of Paul, Weiss to discuss and negotiate the outstanding issues on the draft merger agreement described above.

On December 13, 2011, Paul, Weiss delivered to Sullivan & Cromwell a revised draft of the merger agreement and on December 14, 2011, Sullivan & Cromwell delivered a further revised draft of the merger agreement to Paul, Weiss, which the RSC Executive Committee discussed with representatives of Barclays Capital, Goldman Sachs, and Paul, Weiss at a special telephonic meeting on that same day.

On December 14, 2011, representatives of Morgan Stanley presented materials, in person, at a meeting of the finance committee of the URI board which addressed the potential merger with RSC, the proposed financing arrangements related to the merger, including the terms of the commitments provided by Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC, and a review of the other financing available to URI.

Also on December 14, 2011, the RSC board had a conference call with representatives of Paul, Weiss to address the outstanding issues in the merger agreement and potential resolutions to such issues.

On December 15, 2011, the URI board met in person at URI’s corporate offices with representatives of URI’s senior management, Centerview, Morgan Stanley, and Sullivan & Cromwell to discuss the terms of the proposed transaction and the merger agreement and the terms of the commitment papers relating to the proposed financing. Centerview and Morgan Stanley presented their final financial analysis of a potential transaction between URI and RSC. The URI board also discussed and requested additional information on the potential stock buy-back program to be completed post-merger. The URI board considered the financial impact that the proposed transaction would have on URI’s capital structure given that the merger consideration would be paid 40% in cash and 60% in URI common stock and determined that the proposed transaction would be too dilutive to URI’s current stockholders. As a result, the URI board resolved to consider pursuing a share buy-back program following completion of the merger to counteract this potential dilution so that the mix of consideration would more closely resemble 30% cash and 70% URI common stock. The URI board did not authorize a share buy-back program at that time as the determination as to whether URI would ultimately proceed with the program would depend on, among other things, URI’s liquidity and the value of URI common stock following completion of the merger and other relevant considerations of the URI board at that time.

Also at this meeting and in extensive deliberations at prior meetings, the URI board, in consultation with the URI board’s Finance Committee and its internal and external financial advisors, was apprised of and considered in detail the implications on URI’s business and strategy if URI and its subsidiaries assumed certain indebtedness of RSC in connection with the merger and incurred incremental indebtedness in order to finance the merger and related transactions. At this meeting, the URI board considered that the pro forma indebtedness for the combined company following completion of the merger would be approximately $6.8 billion. In addition to discussing its fiduciary duties under Delaware law generally, the URI board specifically considered the risks to URI of increasing its consolidated indebtedness and how changes to its financial profile, including the combined company’s leverage ratio and pro forma capital structure, could impact the business of the combined company following the merger. The URI board recognized that URI’s increased consolidated indebtedness following the merger could make it more difficult for URI to pay or refinance its debt as it comes due during adverse economic, financial market and industry conditions. The URI board also considered that URI’s increased consolidated indebtedness following the merger could cause rating agencies to downgrade URI’s credit ratings or change their outlook about URI, which could increase URI’s cost of capital and make its efforts to raise capital more difficult and, in turn, adversely affect URI’s financial results. However, the URI board was also presented with projections at this meeting showing the ratio of the combined company’s consolidated indebtedness relative to projected pro forma adjusted EBITDA, as well as pro forma adjusted EBITDA relative to pro forma interest expense. Each of these metrics projected favorable trends as it relates to the ability of the combined company to manage its expected level of indebtedness. In light of these considerations and the significant benefits of the merger discussed in this section above, the URI board determined that the merger was fair to and in the best interests of URI and its stockholders.

For further discussion of the risks of increasing URI’s consolidated indebtedness in connection with the merger, see “Risk Factors—URI’s Anticipated Level of Indebtedness Will Increase Upon Completion of the Merger and Will Expose URI to Various Risks” and “Risk Factors—Downgrades or Other Changes in URI’s Credit Ratings That May Occur as a Result of the Merger or Other Events Could Increase URI’s Borrowing Costs” of this joint proxy statement/prospectus on pages      and     , respectively.

At the conclusion of these discussions, Centerview and Morgan Stanley each delivered its oral opinion, later confirmed in writing, to the URI board that, as of December 15, 2011, and based on and subject to the various assumptions, procedures, factors, qualifications, and limitations set forth in their respective written opinions, the consideration to be paid by URI pursuant to the merger agreement was fair, from a financial point of view, to URI. The fairness opinions of Centerview and Morgan Stanley are more fully described under the section “—Opinions of URI’s Financial Advisors” beginning on page     . Sullivan & Cromwell then led a discussion on the results of negotiations on the terms of the merger agreement with Paul, Weiss, including a review of the key provisions, representations and warranties in the merger agreement. Sullivan & Cromwell also reviewed for the URI board the key provisions of the voting agreement with the Oak Hill Stockholders and the financing commitment papers negotiated with Morgan Stanley, BAML and Wells Fargo, as well as answered the questions of the URI board in the discussion that followed. After an overview of strategic alternatives and taking into consideration the discussions with their financial advisors, outside counsel, and members of URI senior management, the URI board determined that it was fair to, and in the best interests of, URI and its stockholders to proceed with the proposed merger at the price of $18.00 per share. Accordingly, the URI board adopted the proposed board resolutions. The URI board unanimously authorized, approved, and declared advisable the transaction, including the financing arranged with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC, upon the terms and subject to the conditions set forth in the merger agreement and financing commitments. The URI board also directed that the proposed merger agreement and issuance of shares in connection with the merger be submitted to the URI stockholders for consideration and recommended that URI’s stockholders adopt the merger agreement and approve the share issuance.

Also on December 15, 2011, the RSC board held another special telephonic meeting to review the proposed acquisition of RSC by URI on the terms set forth in the draft merger agreement previously presented to the RSC board. Representatives of Paul, Weiss provided a detailed overview of the RSC board’s fiduciary duties under Delaware law and reviewed the material terms of the merger and the draft merger agreement. In addition, Paul, Weiss summarized the resolution of certain key issues under the merger agreement that were discussed at the December 12 and 14 meetings of the RSC board and the RSC Executive Committee. Representatives of each of Barclays Capital and Goldman Sachs reviewed and updated their financial analyses of the merger. Thereafter, Barclays Capital delivered its opinion, dated December 15, 2011, to the RSC board to the effect that, based upon and subject to the qualifications, limitations and assumptions stated therein and as of the date of the opinion, from a financial point of view, the consideration to be offered to RSC stockholders pursuant to the merger agreement was fair to such stockholders. In addition, Goldman Sachs delivered its opinion to the RSC board that, as of December 15, 2011 and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The fairness opinions of Barclays Capital and Goldman Sachs are more fully described under the section “—Opinions of RSC’s Financial Advisors” beginning on page     . In view of the knowledge of the RSC board of the industry as well as potential parties that would be interested in a combination with RSC and taking into account the prior discussions with Company A and after discussion with Barclays Capital and Goldman Sachs, the RSC board also confirmed that URI was the party best positioned to offer a business combination on the most favorable terms available to

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RSC and that seeking other indications of interest was not likely to result in a better transaction and could put the transaction with URI at risk because of, among other things, the associated delays and the potential that information regarding the transaction could be leaked. After taking into consideration the discussions with their financial advisors, outside counsel, and members of RSC senior management, the RSC board determined that it was fair to, and in the best interests of, RSC and its stockholders to proceed with the proposed merger at the price of $18.00 per share. Accordingly, the RSC board adopted the proposed board resolutions. The RSC board unanimously authorized, approved, and declared advisable the merger, upon the terms and subject to the conditions set forth in the merger agreement. The RSC board also directed that the proposed merger agreement be submitted to the RSC stockholders for consideration and recommended that RSC stockholders adopt the merger agreement. The RSC board then authorized its advisors to negotiate and complete the merger agreement over the course of the evening.

After execution of the financing commitment letters by URI, Morgan Stanley, BAML and Wells Fargo, copies of which were provided to RSC and its financial and legal advisors, both RSC and URI executed and delivered the merger documentation, dated as of December 15, 2011. Early in the morning of December 16, 2011, URI and RSC issued a joint press release announcing the transaction.

Recommendation of the RSC Board and Reasons for the Merger

At a meeting held on December 15, 2011, the RSC board unanimously approved and declared advisable the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, RSC and its stockholders, directed that the merger agreement be submitted to RSC stockholders for adoption, and recommended that RSC stockholders adopt the merger agreement.

ACCORDINGLY, THE RSC BOARD UNANIMOUSLY RECOMMENDS THAT THE RSC STOCKHOLDERS VOTE “FOR” THE RSC MERGER PROPOSAL, “FOR” THE GOLDEN PARACHUTE PROPOSAL AND FOR THE RSC ADJOURNMENT PROPOSAL.

As described above under “—Background of the Merger,” the RSC board, in evaluating the merger and the merger agreement, consulted with RSC management and its legal and financial advisors and, in reaching its decision at its meeting on December 15, 2011 to approve the merger agreement and the transactions contemplated by the merger agreement, considered a variety of factors weighing positively and negatively in respect of the merger. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the RSC board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The RSC board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of RSC’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The reasons in favor of the merger considered by the RSC board include, but are not limited to, the following:

•

the RSC board’s understanding, after consultation with RSC’s financial advisors, of, and the presentations of RSC’s management regarding, each of RSC’s and URI’s business, operations, management, financial condition, earnings and prospects;

•

the results of RSC’s due diligence investigation of URI and the reputation, business practices and experience of URI and its current management, including the fact that URI is the largest equipment rental company in North America with a broad product offering and a management team that has a demonstrated record of integrating acquisitions, which, in the belief of RSC’s management, supported the potential strategic benefits of the merger;

•	RSC’s expectation that the transaction would generate over $200 million of annual cost savings through the elimination of redundant infrastructure, branches and overhead;

•

URI’s agreement to appoint three independent directors of RSC to the URI board in order to provide continuity and to bring RSC’s knowledge and familiarity with its business model to bear on the efforts of the combined company to achieve multiple expansion and realize the cost savings anticipated from the transaction;

•

the RSC board’s knowledge of the current and future environment in which RSC operates and will operate, including national and local economic conditions, the competitive environment, the potential for consolidation in the equipment rental industry and the likely effect of these factors on RSC’s potential growth, development, productivity, profitability and strategic options, including the risks for RSC as a standalone company in a consolidating, competitive industry;

•	the RSC board’s knowledge of other strategic alternatives available to RSC, which in the belief of RSC’s management were not as favorable to RSC and its stockholders as the merger;

•

the fact that the implied value of the merger consideration as of December 14, 2011 (the last trading day before approval of the merger agreement by the RSC board) of approximately $18.00 for each share of RSC common stock represented a premium of approximately 64% over the closing price of RSC common stock of $11.00 on December 14, 2011 and a premium of approximately 24% and 182% over RSC’s 52-week high and low closing prices, respectively, ending on December 14, 2011;

•

the premiums paid by the acquiring entities in comparable transactions involving mixed cash-and-stock consideration and other selected transactions were lower than or equal to the premiums represented by the implied value of the merger consideration as described above;

•

the advantages that a combined company will have over RSC as a standalone company, including the fact that the complementary nature of the customer bases, products and skills of RSC and URI could result in significant cost synergies;

•

the review by the RSC board with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the form and amount of the merger consideration, not only in relation to the current market price of RSC common stock, but also in relation to the historical, present and anticipated future operating results and financial position of RSC;

•	the fact that the $10.80 per share of cash consideration provides RSC stockholders with a degree of value certainty with respect to that portion of the merger consideration;

•

the fact that, because RSC stockholders as of immediately prior to the merger would hold approximately 30% of the issued and outstanding shares of URI common stock immediately after the consummation of the merger, as determined on a fully-diluted basis, RSC stockholders would have the opportunity to participate in the future performance of the combined company;

•

the financial information and analyses presented by Barclays Capital to the RSC board, and Barclays Capital’s opinion to the RSC board to the effect that, as of the date of such opinion, based upon and subject to the qualifications, limitations and assumptions stated in such opinion, from a financial point of view, the consideration to be offered to the RSC stockholders in the merger was fair from a financial point of view to such stockholders. A copy of the Barclays Capital written opinion that was delivered to the RSC board is included as Appendix B to this joint proxy statement/prospectus and described under “—Opinions of RSC’s Financial Advisors—Opinion of Barclays Capital” beginning on page     . STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY;

•	the financial information and analyses presented by Goldman Sachs to the RSC board, and Goldman Sachs’ opinion to the RSC board that, as of December 15, 2011, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement was fair from a financial point of view to such holders. A copy of the Goldman Sachs written opinion that was delivered to the RSC board is included as Appendix C to this joint proxy statement/prospectus and described under “—Opinions of RSC’s Financial Advisors—Opinion of Goldman Sachs” beginning on page     . STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY;

•	the likelihood that the transactions contemplated by the merger agreement will be consummated, based on, among other things:

•	the closing conditions to the transactions contemplated by the merger agreement, including the fact that the obligations of URI under the merger agreement are not subject to a financing condition;

•

the fact that URI has obtained committed debt financing for the transactions contemplated by the merger agreement with limited conditions to financing from reputable financing sources, the obligation of URI pursuant to the merger agreement to use its reasonable best efforts to obtain such debt financing and the views of RSC’s management and financial advisors as to the likelihood that URI will be able to obtain the necessary financing and that the full proceeds of the financing will be available to URI, in each case subject to the terms of the commitment letter (as defined in “The Merger Agreement—Financing” beginning on page     ); and

•

the commitments made by URI in the merger agreement with respect to obtaining regulatory clearances, including with respect to the HSR Act and the Competition Act, and the absence of other significant required regulatory approvals necessary to consummate the transactions contemplated by the merger agreement; and

•	the terms and conditions of the merger agreement and the course of negotiations of the merger agreement, including, among other things:

•

the ability of the RSC board, under certain circumstances, to change, qualify, withhold, withdraw or modify its recommendation to RSC stockholders concerning the transactions contemplated by the merger agreement;

•

the ability of the RSC board to terminate the merger agreement to enter into a superior proposal, subject to certain conditions (including certain rights of URI to have an opportunity to match the superior proposal) and the payment of a termination fee, as described under “The Merger Agreement—Effect of Termination” beginning on page     ; and

•

the rights of RSC stockholders who are entitled to demand appraisal of their shares pursuant to, and who comply in all respects with, Section 262 of the DGCL to receive payment of the “fair value” of such shares as determined by the Court of Chancery of the State of Delaware.

The RSC board also considered the following potentially negative factors associated with the merger:

•

the fact that because a significant portion of the merger consideration is comprised of shares of URI common stock and the exchange ratio is fixed, RSC stockholders will be adversely affected by any decrease in the sale price of URI common stock between the announcement and the completion of the transactions contemplated by the merger agreement;

•

the restrictions on the conduct of RSC’s business prior to the completion of the merger, requiring RSC to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent RSC from undertaking business opportunities that may arise pending completion of the merger;

•	the potential length of the regulatory approval process and the period of time during which RSC may be subject to the restrictions in the merger agreement;

•	the risk that the merger may not be completed and the fact that RSC will incur substantial costs in connection with the merger even if the merger is not ultimately completed;

•

the potential for diversion of management, and for employee attrition, during the period prior to the completion of the merger and the potential effect on RSC’s business and relations with customers, service providers and other stakeholders as a result of the announcement of the merger, including the business uncertainty regarding whether or not the merger will be completed;

•

the risk that the potential benefits of the merger may not be fully or partially realized, including the possibility that anticipated cost savings and revenue synergies expected to result from the merger may not be realized to the extent expected or at all;

•	the fact that certain provisions of the merger agreement prohibit RSC from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•

the fact that the merger agreement entitles URI to terminate the merger agreement and in connection with such termination obligates RSC to pay to URI a termination fee of $60 million if, among other things, RSC recommends or accepts an alternative acquisition proposal, which may deter others from proposing an alternative transaction that may be more advantageous to RSC stockholders;

•

in light of turbulence in the credit markets, the possibility that the financing for the merger and other transactions contemplated by the merger agreement may not be available and that URI may be required to pay RSC a financing failure fee of $107.5 million or damages and expense reimbursement of up to $20 million if it fails to consummate the merger agreement when it would otherwise be required to do so under the merger agreement (see “The Merger Agreement—Effect of Termination”); and

•	various other risks associated with the merger and the business of URI, RSC and the combined company described under “Risk Factors.”

The RSC board believed and continues to believe that these potential risks and drawbacks are outweighed by the potential benefits that the RSC board expects RSC to achieve as a result of the merger. The RSC board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

During its consideration of the merger described above, the RSC board was also aware that certain of its directors and executive officers may have interests in the merger that are different from or in addition to those of its stockholders generally, as described in the section entitled “—Interests of RSC Directors and Executive Officers in the Merger” beginning on page     .

The foregoing discussion addresses the material information and factors that the RSC board reviewed in its consideration of the merger and the other transactions contemplated by the merger agreement.

Opinions of RSC’s Financial Advisors

RSC retained Barclays Capital and Goldman Sachs as its financial advisors to advise the RSC board in connection with the merger. Barclays Capital and Goldman Sachs are collectively referred to herein as “RSC’s financial advisors.”

Opinion of Barclays Capital

On December 15, 2011, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to the RSC board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of RSC was fair, from a financial point of view, to such stockholders.

The full text of Barclays Capital’s written opinion, dated as of December 15, 2011, is attached as Appendix B to this joint proxy statement/prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the RSC board, addresses only the fairness, from a financial point of view, of the consideration to be offered to RSC stockholders in connection with the merger and does not constitute a recommendation to any stockholder of RSC as to how such stockholder should vote with respect to the merger or any other matter. The terms of the merger agreement were determined through arm’s-length negotiations between RSC and URI and were unanimously approved by the RSC board. Barclays Capital was not requested to opine on, and its opinion does not address, RSC’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. Barclays Capital did not recommend any specific consideration to RSC or the RSC board or recommend that any specific consideration constituted the only appropriate consideration for the merger. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any party to the merger agreement, or any class of such persons, relative to the consideration to be offered to RSC stockholders in the merger. No limitations were imposed by the RSC board upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the merger;

•

reviewed and analyzed publicly available information concerning RSC and URI that Barclays Capital believed to be relevant to its analysis, including the Annual Reports on Form 10-K of each of RSC and URI for the fiscal years ended December 2010 and Quarterly Reports on Form 10-Q of each of RSC and URI for the fiscal quarters ended September 30, 2011, and other relevant filings with the SEC;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of RSC furnished to Barclays Capital by RSC, including financial projections of RSC prepared by RSC’s management (which we refer to in this section of this joint proxy statement/prospectus entitled “Opinions of RSC’s Financial Advisors” as the “RSC Forecasts”);

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of URI furnished to Barclays Capital by URI, including financial projections of URI prepared by URI’s management (which we refer to in this section of this joint proxy statement/prospectus entitled “Opinions of RSC’s Financial Advisors” as the “URI Forecasts” and together with the RSC Forecasts, the “Forecasts”);

•

reviewed and analyzed a trading history of RSC common stock since its initial public offering and a comparison of such trading history with those of other companies that Barclays Capital deemed relevant;

•

reviewed and analyzed a trading history of URI common stock over the same period as RSC common stock, and a comparison of such trading history with those of other companies that Barclays Capital deemed relevant;

•

reviewed and analyzed a comparison of the historical financial results and present financial condition of RSC and URI with each other and with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the merger with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•

reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of RSC to result from a combination of the businesses (which we refer to in this section of this joint proxy statement/prospectus entitled “Opinions of RSC’s Financial Advisors”, the “Synergies”);

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of RSC and URI;

•	reviewed and analyzed the relative contributions of RSC and of URI to the historical and future financial performance of the combined company on a pro forma basis;

•	had discussions with the management of RSC and of URI concerning their respective businesses, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays Capital also relied upon the assurances of management of RSC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, upon the advice of RSC and URI, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of RSC and URI, as the case may be, as to the future financial performance of RSC and of URI and that RSC and URI, as the case may be, would perform substantially in accordance with such projections. Barclays Capital relied upon such projections in arriving at its opinion. In addition, upon the advice of RSC, Barclays Capital assumed that the amounts and timing of the Synergies are reasonable and that the Synergies will be realized in accordance with such estimates. In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of RSC or URI and did not make or obtain any evaluations or appraisals of the assets or liabilities of either RSC or URI. In addition, Barclays Capital was not authorized by RSC to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of RSC’s business. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, December 15, 2011. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after December 15, 2011. Barclays Capital expressed no opinion as to the prices at which shares of RSC common stock or URI common stock will trade at any time following the announcement of the merger agreement or the prices at which shares of URI common stock will trade at any time following the consummation of the merger.

Barclays Capital assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays Capital also assumed, upon the advice of RSC, that all material governmental, regulatory and third party approvals, consents and releases for the merger will be obtained within the constraints contemplated by the merger agreement and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital has assumed, with the consent of the RSC board, that no holders of RSC common stock exercise appraisal rights with respect to the merger. Barclays Capital does not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understands that RSC has obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of RSC common stock but rather made its determination as to fairness, from a financial point of view, to RSC’s stockholders of the consideration to be offered to such stockholders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The RSC board selected Barclays Capital because of its familiarity with RSC and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays Capital is acting as financial advisor to RSC in connection with the merger. As compensation for its services in connection with the merger, RSC paid Barclays Capital a fee of $3 million upon delivery of Barclays Capital’s opinion. Compensation of $15 million will be payable on completion of the merger, against which the fee of $3 million paid upon delivery of Barclays Capital’s opinion will be credited. In addition, RSC has agreed to reimburse Barclays Capital for its expenses incurred in connection with the merger and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by RSC and the rendering of Barclays Capital’s opinion. Barclays Capital has performed various investment banking and financial services for RSC and URI in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital has performed the following investment banking and financial services for RSC or URI, as the case may be: (i) joint bookrunner on RSC’s $650 million senior notes offering; (ii) joint bookrunner on RSC’s $200 million senior notes offering; (iii) co-manager on certain senior notes and ABL debt offerings of URI; and (iv) co-manager on URI’s $150 million convertible notes offering. Furthermore, Barclays Capital acts as a lender to both RSC and URI in their credit facilities. In addition, Howard Clark, a retired vice chairman at Barclays Capital, is a member of the URI board.

In addition, Barclays Capital and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking and other financial services to Oak Hill Capital Management, LLC (together with the investment funds that it manages, “Oak Hill Capital Partners or “OHCP”), the manager of funds affiliated with the Oak Hill Stockholders, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to OHCP and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions, (ii) having acted or acting as arranger, bookrunner and/or lender for OHCP and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by OHCP and certain of its portfolio companies and affiliates.

During the two year period ended December 15, 2011, the Investment Banking Division of Barclays Capital has received compensation for services provided to RSC, its affiliates, OHCP, the Oak Hill Stockholders and portfolio companies of funds affiliated with OHCP of approximately $6.6 million, excluding compensation paid or to be paid to the Investment Banking Division of Barclays Capital pursuant to its engagement in connection with the merger.

Barclays Capital and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of RSC, URI, OHCP, and certain of OHCP’s affiliated entities for their own account and for the accounts of their customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of Goldman Sachs

Goldman Sachs delivered its opinion to the RSC board that, as of December 15, 2011 and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 15, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the RSC board in connection with its consideration of the merger. Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of shares of RSC common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described below and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of RSC for the four fiscal years ended December 31, 2010 and of URI for the five fiscal years ended December 31, 2010;

•	RSC’s Registration Statement on Form S-1, including the prospectus contained therein dated May 18, 2007 relating to RSC’s initial public offering of shares of RSC common stock;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of RSC and URI;

•	certain other communications from RSC and URI to their respective stockholders;

•	certain publicly available research analyst reports for RSC and URI; and

•	the Forecasts, including the Synergies, in each case, as approved for Goldman Sachs’ use by RSC.

Goldman Sachs also held discussions with members of the senior managements of RSC and URI regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of RSC and URI; reviewed the reported price and trading activity for shares of RSC common stock and for shares of URI common stock; compared certain financial and stock market information for RSC and URI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the rental services and equipment rental industries and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs. In that regard, Goldman Sachs assumed with the consent of the RSC board that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of RSC. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of RSC or URI or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other opinions, consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on RSC or on URI or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed, with the consent of the RSC board, that no holders of shares of RSC common stock exercise dissenters’ rights with respect to the merger. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion does not address the underlying business decision of RSC to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to RSC; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, RSC or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of December 15, 2011, of the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of RSC; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of RSC, or class of such persons in connection with the merger, whether relative to the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which shares of URI common stock will trade at any time or as to the impact of the merger on the solvency or viability of RSC or of URI or the ability of RSC or of URI to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, December 15, 2011, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after December 15, 2011. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the RSC board in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of shares of RSC common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summaries set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the RSC board that, as of December 15, 2011 and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders (other than URI and its affiliates) of shares of RSC common stock pursuant to the merger agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of RSC, URI, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arm’s-length negotiations between RSC and URI and was approved by the RSC board. Goldman Sachs provided advice to the RSC board during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to RSC or the RSC board or recommend that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the RSC board was one of many factors taken into consideration by the RSC board in making its determination to approve the adoption of the merger agreement. The summary below does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix C to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of RSC, URI, their respective affiliates, and third parties, including OHCP, an affiliate of the Oak Hill Stockholders, its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to RSC in connection with, and participated in certain of the negotiations leading to, the merger.

In addition, Goldman Sachs has provided certain investment banking services to RSC and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of RSC’s 8-1/4% Senior Notes due January 2021 (aggregate principal amount $650,000,000) in January 2011 and as a co-manager with respect to an asset-based loan facility (aggregate principal amount $1,100,000,000) in February 2011. Goldman Sachs also has provided certain investment banking services to OHCP and its affiliates and portfolio companies from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to the public offering of 38,640,000 shares of common stock (aggregate principal amount $579,600,000) of Genpact Limited, a portfolio company of OHCP, in March 2010; sole bookrunning manager with respect to the initial public offering of 12,190,000 shares of common stock (aggregate principal amount $146,280,000) of Financial Engines, Inc., a portfolio company of OHCP, in March 2010; sole bookrunning manager with respect to the public offering of 10,000,000 shares of common stock (aggregate principal amount $66,400,000) and with respect to the public offering of 12,000,000 shares of common stock (aggregate principal amount $92,770,000) of TeleCity Group Plc, a portfolio company of OHCP, in April 2010 and September 2010, respectively; and joint bookrunning manager with respect to the initial public offering of 11,500,000 shares of common stock (aggregate principal amount $138,000,000) and with respect to the follow-on offering of 7,475,000 shares of common stock (aggregate principal amount $175,660,000) of Accretive Health, a portfolio company of OHCP, in May 2010 and March 2011, respectively. During the two year period ended December 15, 2011, the Investment Banking Division of Goldman Sachs has received compensation for services provided to RSC, its affiliates, OHCP, the Oak Hill Stockholders and portfolio companies of funds affiliated with OHCP of approximately $31 million, excluding compensation paid or to be paid to the Investment Banking Division of Goldman Sachs pursuant to its engagement in connection with the merger. Goldman Sachs may also in the future provide investment banking services to RSC, URI, their respective affiliates, and OHCP and its affiliates and portfolio companies for which its investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with OHCP and its respective affiliates from time to time and may have invested in limited partnership units of affiliates of OHCP from time to time and may do so in the future.

Pursuant to a letter agreement dated February 12, 2010, the term of which was extended by a further letter agreement dated May 20, 2011, RSC engaged Goldman Sachs to act as its financial advisor in connection with the merger. The RSC board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to the terms of this engagement letter, RSC has agreed to pay Goldman Sachs a transaction fee of $15 million, $3 million of which was paid upon execution of the merger agreement and $12 million of which is contingent upon consummation of the merger. In addition, RSC has agreed to reimburse Goldman Sachs’ expenses arising from, and indemnify Goldman Sachs’ against certain liabilities that may arise out of, its engagement.

Summary of Financial Analyses of RSC’s Financial Advisors

The following is a summary of the material financial analyses as jointly presented by RSC’s financial advisors to the RSC board in connection with rendering their respective opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by RSC’s financial advisors nor does the order of analyses described represent the relative importance or weight given to those analyses by RSC’s financial advisors. RSC’s financial advisors worked cooperatively in developing these analyses, and these analyses represent the joint work product of RSC’s financial advisors. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by RSC’s financial advisors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 14, 2011 and is not necessarily indicative of current market conditions. None of RSC, RSC’s financial advisors or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Trading Analysis.

RSC’s financial advisors analyzed the consideration to be paid to holders of RSC common stock pursuant to the merger agreement, assuming an $18.00 value (which we refer to as the “Implied Merger Consideration”) for such consideration (based on an implied value of $7.20 for the stock portion of the merger consideration derived from the average high/low trading price of $25.88 per share of URI common stock on December 14, 2011) in relation to the historical trading price of RSC common stock. This analysis indicated that the Implied Merger Consideration in the amount of $18.00 per share of RSC common stock represented:

Reference Price	Market Value of RSC Common Stock	Premium
12/14/11 closing price	$11.00	63.6%
10-trading day Volume-Weighted Average Price (“VWAP”)	$11.81	52.4%
20-trading day VWAP	$11.44	57.3%
30-trading day VWAP	$11.17	61.1%
52-week high	$14.57	23.5%
52-week low	$6.38	182.1%

Selected Companies Analysis.

RSC’s financial advisors reviewed and compared certain financial information, ratios and public market multiples for RSC and URI to the corresponding financial information, ratios and public market multiples for the following corporations in the equipment rental industries:

•	Ashtead Group plc

•	URI

•	H&E Equipment Services, Inc.

•	Hertz Global Holdings, Inc.

Although none of the selected companies (other than, in the case of URI, URI) is entirely comparable to RSC or URI, the companies included were chosen because they are companies with operations or equipment rental products that for purposes of analysis Barclays and Goldman Sachs considered to have operations that are similar to certain operations or equipment rental products of RSC and URI.

The estimates for earnings before interest, taxes, depreciation, and amortization (which we refer to as “EBITDA”) contained in the analysis set forth below were based on Institutional Brokers’ Estimate System (which we refer to as “IBES”) consensus estimates as of December 14, 2011.

In their analysis, RSC’s financial advisors derived and compared for RSC, URI and the selected companies:

•

enterprise value (which is defined as equity market capitalization plus total debt, less total cash and cash equivalents) as a multiple of estimated EBITDA for calendar year 2011, which is referred to below as “EV/2011E EBITDA”; and

•	enterprise value as a multiple of estimated EBITDA for calendar year 2012, which is referred to below as “EV/2012E EBITDA”.

The multiples for each of the selected companies, RSC and URI were calculated using the closing price of the selected companies’ common stock on December 14, 2011 and were based on IBES consensus estimates as of December 14, 2011 for 2011 and 2012 EBITDA.

	EV/ 2011E EBITDA	EV/2012E EBITDA
Range	5.4x – 6.8x	4.3x – 5.6x
Mean of the Selected Companies (including URI, but excluding RSC)	5.9x	5.0x
Median of the Selected Companies (including URI, but excluding RSC)	5.8x	4.9x
Ashtead Group plc	5.9x	5.2x
H&E Equipment Services, Inc.	5.6x	4.3x
Hertz Global Holdings, Inc.	6.8x	5.6x
RSC	6.3x	5.1x
URI	5.4x	4.7x

Because of the inherent differences between RSC and the selected companies, RSC’s financial advisors considered differences between the business, financial and operating characteristics and prospects of RSC and the selected companies that could affect the public trading values of each. Based on their judgments and experience, and informed by historical trading multiples of RSC and URI, RSC’s financial advisors selected a reference range of 4.50x – 6.0x for the EV/2012E EBITDA multiples of RSC and URI, with an implied 5.34x – 7.12x EV/2011E EBITDA multiple for RSC and an implied 5.79x – 7.73x EV/2011E EBITDA multiple for URI.

RSC’s financial advisors then applied this 4.50x to 6.00x reference range to the Forecasts of EBITDA for 2012, resulting in illustrative per share values for RSC common stock ranging from $6.30 to $15.23. RSC’s financial advisors also applied this same reference range to the Forecasts of EBITDA for 2012, resulting in illustrative per share values for URI common stock ranging from $34.39 to $61.26.

Selected Precedent Transactions Analysis.

RSC’s financial advisors analyzed certain information relating to transactions in the equipment rental industry since 2001 involving companies with operations or equipment rental products that for purposes of analysis Barclays Capital and Goldman Sachs considered similar to certain operations or equipment rental products of RSC and URI. Specifically, RSC’s financial advisors reviewed the following transactions:

Announcement Date	Acquiror	Target	Enterprise Value as a Multiple of LTM EBITDA
August 2007	The Carlyle Group National Hire Group	Coates Hire	6.6x

April 2007	Lightyear Capital	Neff Rental	5.7x

October 2006	Oak Hill Capital Partners Ripplewood Investments LLC	RSC Equipment Rental	5.5x

July 2006	Ashtead Group	NationsRent	5.1x

May 2006	Diamond Castle Holdings	NES Rentals	5.0x

January 2006	H&E Equipment Services	Eagle High Reach	4.7x

October 2005	Ashtead Group	Northridge Equipment Services	5.4x

April 2005	Odyssey Investment Partners	Neff Corp.	5.8x

While none of the companies that participated in the selected transactions are directly comparable to RSC and URI and none of the transactions in the selected transactions analysis is directly comparable to the merger, RSC’s financial advisors selected these transactions because each of the target companies in the selected transactions was involved in the equipment rental industry and had operating characteristics and products that for purposes of analysis may be considered similar to certain operating characteristics and products of RSC.

For each of the selected transactions, RSC’s financial advisors calculated and compared the enterprise value of the target company, calculated based on the purchase price paid in the transaction as a multiple of latest EBITDA of the target for the latest twelve month (which we refer to as “LTM”) period ended prior to the announcement of the transaction. The following table presents the results of this analysis:

Selected Transactions
Enterprise Value as a Multiple of:	Range	Median	Mean
LTM EBITDA	4.7x – 6.6x	5.5x	5.5x

Because of the inherent differences between RSC and the selected transactions, RSC’s financial advisors considered differences between the business, financial and operating characteristics and prospects of RSC and the selected transactions that could affect the public trading values of each. Based on their judgments and experience, informed by historical trading multiples of RSC and URI, RSC’s financial advisors selected a reference range of 5.50x to 6.50x and applied this range to the Forecasts of EBITDA for 2011, resulting in illustrative per share values for RSC common stock ranging from $7.13 to $12.15 and illustrative per share values for URI common stock ranging from $30.30 to $44.21.

Discounted Cash Flow Analyses.

RSC’s financial advisors performed illustrative discounted cash flow analyses for each of RSC and URI based on the Forecasts.

RSC’s financial advisors calculated the illustrative standalone discounted cash flow value per share of RSC common stock using discount rates ranging from 9.00% to 10.50%, reflecting an estimate of the weighted average cost of capital of RSC. RSC’s financial advisors calculated implied prices per share of RSC common stock using illustrative terminal values in fiscal year 2015 based on a terminal EBITDA multiple range of 5.00x to 5.50x which implied perpetuity growth rates ranging from 3.00% to 4.90%. These illustrative terminal values were then discounted using the RSC illustrative discount rates and added to the net present value of the free cash flows for RSC for fiscal years 2012 through 2015 to calculate implied indications of present values discounted to the beginning of fiscal year 2012. This analysis resulted in a range of illustrative present values of $12.79 to $17.53 per share of RSC common stock.

RSC’s financial advisors calculated the illustrative standalone discounted cash flow value per share of URI common stock using discount rates ranging from 9.00% to 10.50%, reflecting an estimate of the weighted average cost of capital of URI. RSC’s financial advisors calculated implied prices per share of URI common stock using illustrative terminal values in fiscal year 2015 based on a terminal EBITDA multiple range of 4.50x to 5.00x which implied perpetuity growth rates ranging from 0.80% to 2.90%. These illustrative terminal values were then discounted using the URI illustrative discount rates and added to the net present value of the free cash flows for URI for fiscal years 2012 through 2015 to calculate implied indications of present values discounted to the beginning of fiscal year 2012. This analysis resulted in a range of illustrative present values of $43.97 to $57.18 per share of URI common stock.

Research Analyst Analysis.

For informational purposes, RSC’s financial advisors reviewed and compared the implied value of the Implied Merger Consideration, the implied EV/2011E EBITDA and the implied EV/2012E EBITDA against the corresponding implied EV/2011E EBITDA and the implied EV/2012E EBITDA by the IBES consensus research target stock prices. The following table presents the results of this analysis:

	12 Month Price Target		Implied EV/2011E EBITDA	Implied EV/2012E EBITDA
IBES Consensus(1)	$14.00		6.3x	5.1x
Transaction Implied	$18.00	(2)	7.7x	6.2x

(1)	Implied EV/EBITDA multiples for brokers comprising the IBES consensus are based on current EV. IBES consensus EBITDA is based on current market valuation.
(2)	Transaction Implied of $18.00 is based on current EV and not on the 12 Month Price Target.

Precedent Premium Paid Analysis.

For informational purposes, RSC’s financial advisors analyzed the premiums paid in 351 transactions announced from January 2007 to December 2011, in which the aggregate consideration paid exceeded $2 billion, based on publicly available information and databases. RSC’s financial advisors analyzed the premiums based on the consideration paid in the relevant transaction relative to the closing price of the target’s common stock one trading day prior to the announcement of the relevant transaction. For the selected transactions, RSC’s financial advisors calculated a median premium to share price one trading day prior to announcement of 29%, and for the 85 of these 351 transactions in which the purchase price included a combination of cash and stock, RSC’s financial advisors calculated a median premium to share price one trading day prior to announcement of 28%.

Present Value of Future Stock Price Analyses.

RSC’s financial advisors performed an illustrative analysis of the implied present value of the future stock price of RSC and URI. For this analysis, RSC’s financial advisors used the Forecasts for fiscal years 2012-2014.

For RSC common stock, RSC’s financial advisors performed a present value of future stock price analysis by first multiplying the Forecasts of EBITDA for these years by current forward year EBITDA multiples of 5.06x (with RSC’s current EV/2012E EBITDA based on IBES consensus estimates as of December 14, 2011) to 5.50x and then subtracting the then current value of net debt (based on the Forecasts) to determine the implied equity value of the RSC common stock. This implied equity value was then divided by the fully diluted share count to determine the implied future values per share of RSC common stock from calendar year-end 2012 to 2014. These implied future values were then discounted using a discount rate of 13.0%, reflecting an estimate of RSC’s cost of equity. The implied per share future equity values for the years ending December 31, 2012, 2013 and 2014 were discounted by 1 year, 2 years and 3 years, respectively. This analysis yielded an illustrative range of implied per share present values of RSC common stock of $11.88 to $17.93 for fiscal years 2012-2014.

For URI common stock, RSC’s financial advisors performed a present value of future stock price analysis by first multiplying the Forecasts of EBITDA for these years by current forward year EBITDA multiples of 4.67x (with URI’s current EV/2012E EBITDA based on IBES consensus estimates as of December 14, 2011) to 5.25x and then subtracting the then current value of net debt (based on the Forecasts) to determine the implied equity value of URI common stock. This implied equity value was then divided by the fully diluted share count to determine the implied future values per share of URI common stock from calendar year-end 2012 to 2014. These implied future values were then discounted using a discount rate of 15.0%, reflecting an estimate of URI’s cost of equity. The implied per share future equity values for the years ending December 31, 2012, 2013 and 2014 were discounted by 1 year, 2 years and 3 years, respectively. This analysis yielded an illustrative range of implied per share present values of URI common stock of $45.75 to $59.88 for fiscal years 2012-2014.

Illustrative Combined Future Share Price Analysis.

RSC’s financial advisors performed an illustrative analysis of the implied present value of the future price of the common stock of the combined entity.

RSC’s financial advisors performed an illustrative analysis of the implied present value of the future price per share of the common stock of URI (as the combined entity) by first multiplying the Forecasts (including the Synergies) of EBITDA for fiscal years 2012-2014 by the one-year forward blended EBITDA multiple of 4.8x (based on the respective IBES consensus EBITDA multiples of RSC and URI as of December 14, 2011). RSC’s financial advisors then discounted the resulting value using a discount rate of 14.0%, reflecting an estimate of the combined entity’s cost of equity. After giving effect to discounting, the analysis yielded, for the years ending December 31, 2012, 2013 and 2014, an implied range of present values of the future price per share of the common stock of URI (as the combined entity) of $40.63 to $52.94.

As described in detail above, RSC’s financial advisors performed an illustrative analysis of the present value of the future price per share of the common stock of RSC by first multiplying the Forecasts of EBITDA for fiscal years 2012-2014 by a one-year forward standalone multiple of 5.06x. RSC’s financial advisors then discounted the resulting value using a discount rate of 13.0%, reflecting an estimate of RSC’s cost of equity. After giving effect to discounting, the analysis yielded, for the years ending December 31, 2012, 2013 and 2014, a range of present values of the future price per share of the common stock of RSC of $11.88 to $15.30.

RSC’s financial advisors performed an illustrative analysis of the implied present value of the future price per share of the common stock of RSC, taking into account the Implied Merger Consideration, by first multiplying the Forecasts (including the Synergies) of EBITDA for fiscal years 2012-2014 by a one-year blended multiple of 4.8x. RSC’s financial advisors then discounted the resulting value using a discount rate of 14.0%, reflecting an estimate of the combined entity’s cost of equity. After giving effect to discounting, the analysis yielded, for the years ending December 31, 2012, 2013 and 2014, an implied range of present values of the future price per share of the common stock of RSC, taking into account the Implied Merger Consideration, of $22.81 to $26.45.

Interests of RSC Directors and Executive Officers in the Merger

In considering the recommendation of the RSC board with respect to the RSC merger proposal, RSC stockholders should be aware that executive officers and directors of RSC have certain interests in the merger that may be different from, or in addition to or in conflict with, the interests of RSC stockholders generally. These interests are described below.

Employee Related Interests

URI’s obligations under the merger agreement to honor certain RSC compensation plans and agreements and to provide specified levels of compensation and benefits to RSC employees following the merger apply to RSC’s executive officers. URI has agreed to honor all severance, change-of-control and similar RSC plans and agreements as in effect immediately prior to the effective time. Among other matters, URI has also agreed, for the period beginning on the closing and ending on December 31, 2012, to provide RSC employees (except those covered by a collective bargaining agreement) with salaries, wages and short-term bonus or commission opportunities which are no less favorable than those provided by RSC immediately prior to the effective time. See “The Merger Agreement—Employee Benefit Matters” on page      for more detail about these employee-related interests.

Executive Officer 2011 Success Bonuses

Discretionary cash success bonuses were paid on December 30, 2011 to RSC’s executive officers as follows:

Executive Officer	2011 Success Bonus
Erik Olsson President, Chief Executive Officer and Director	$800,000

Patricia Chiodo Senior Vice President and Chief Financial Officer	$425,000

Mark Krivoruchka Senior Vice President, Human Resources	$425,000

David Ledlow Senior Vice President, Operations	$400,000

Juan Corsillo Senior Vice President Sales, Marketing and Corporate Operations	$400,000

Phillip Hobson Senior Vice President, Operations	$400,000

Kevin Groman Senior Vice President and General Counsel	$410,000

These bonuses were awarded by RSC’s compensation committee (and RSC’s board in respect of Mr. Olsson) in recognition of the leadership and individual efforts demonstrated by these officers, which helped drive RSC’s industry-leading performance in a challenging economic environment coupled with the prospect of industry consolidation, and which culminated in the execution of the merger agreement. These bonuses also recognize and encourage the additional efforts that have been and will be required to consummate the merger while operating the business at the level of dedication and excellence already shown. RSC has also reserved the right under the merger agreement to pay up to an aggregate amount of $1.9 million in additional discretionary cash success awards to RSC employees (which could include RSC’s executive officers) prior to the closing of the merger.

2012 Annual Bonuses

RSC will continue its practice of granting annual cash incentive bonus awards to executive officers in 2012. Although not all of the details of the RSC 2012 short-term incentive bonus plan have been finalized, RSC has determined that for 2012, executive officers will be entitled to prorated bonus payments in connection with the closing of the merger, which will be paid at the closing of the merger. These prorated bonuses will equal the officer’s target 2012 short-term incentive bonus award as specified under his or her employment agreement, prorated for the period beginning on January 1, 2012 and ending on the closing date. Following the closing of the merger, if URI does not establish a comparable replacement short-term bonus program for 2012, or if the officer’s employment is terminated by URI without “cause” or the officer resigns for “good reason” (as defined in his or her employment agreement) on or prior to December 31, 2012, the officer will be entitled to a prorated portion of his or her target 2012 short-term incentive bonus award (less the amount paid at closing) prorated through and payable at the earlier of (x) December 31, 2012, subject to continued employment through such date, and (y) the date of the officer’s termination of employment.

Options and Restricted Stock Units Held by Executive Officers

As described above, the merger agreement provides that, at the effective time, all options and restricted stock units issued under RSC’s stock incentive plan (other than restricted stock units held by a member of the RSC board who is not also an employee or officer of RSC) will be converted into awards for URI common stock, based on the option exchange ratio specified in the merger agreement and described above. In accordance with the terms of restricted stock units that condition vesting on both the achievement of performance measures and service-based vesting conditions (referred to as performance-based restricted stock units), the performance measures will be deemed satisfied at the target level as of the closing of the merger, but the service-based vesting conditions shall continue to apply.

Further, in accordance with RSC’s stock incentive plan, all converted options and restricted stock units will be subject to “double-trigger” vesting following the closing of the merger. This means that if, following the effective time, the employment of a holder of options or restricted stock units is either involuntarily terminated or “constructively terminated,” the holder’s options and restricted stock units, to the extent then unvested, will become 100% vested (at the target performance level, if applicable). “Constructively terminated” means that the holder resigns from his or her employment following the occurrence of any of the following events, in each case without the holder’s consent:

•	a material reduction in the holder’s base salary or incentive compensation opportunity;

•	a material reduction in the holder’s responsibilities; or

•	the relocation of the holder’s principal place of work to a location that is more than 50 miles from the holder’s principal place of work immediately prior to the effective time.

All of RSC’s executive officers currently hold options and restricted stock units, including performance-based restricted stock units, which if outstanding at the effective time will be converted into awards for URI stock with the terms and conditions described above.

The options held by RSC’s executive officers include unvested options granted in 2006 that condition vesting, in installments of 20% per year, based on RSC’s achievement of pre-determined annual performance goals and the officer’s continued employment. If the performance goals are not achieved in full for any particular year, the unvested portion of the 20% annual installment is subject to “catch-up” vesting based on performance over the next two successive years (and continued employment), after which any remaining unvested portion of the installment is forfeited. As of the date of filing this joint proxy statement/prospectus, 0.535% of the 20% annual installment first eligible to vest based on 2010 results remains unvested and subject to catch-up vesting based on RSC’s performance in 2012. In the aggregate, the number of such unvested and outstanding options held by RSC executive officers is 6,854 (which represents approximately $85,942 using the assumptions set forth under “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page     ). RSC has reserved the right under the merger agreement to accelerate the vesting of some or all of those unvested 2006 performance options as the RSC board may decide in its discretion.

RSC is permitted under the merger agreement to continue its equity award program and make grants thereunder through the closing of the merger. However, without the consent of URI, the RSC board is not permitted to grant new equity awards to RSC’s named executive officers.

Severance and Recent Amendments to Employment Agreements

RSC has entered into employment agreements with each of its executive officers that specify the severance payments and benefits to be provided upon various circumstances of termination of employment. As of the date of this joint proxy statement/prospectus, neither RSC nor URI has entered into any new employment or other agreements with RSC’s management in connection with the merger.

The employment of Messrs. Olsson, Groman and Hobson and of Ms. Chiodo is expected to terminate on or about the closing date of the merger, and the employment of Mr. Krivoruchka is currently expected to terminate on January 1, 2013, entitling each executive officer to the “double-trigger” accelerated vesting of restricted stock units and options as described above and to severance payments and benefits as described below. These executive officers may continue to provide services to the combined company following such termination of employment, but as of the date of this joint proxy statement/prospectus neither RSC nor URI has entered into any new services arrangement with any of them.

Under the terms of each officer’s current employment agreement, the officer would be entitled to continued payment of base salary and continued benefits during a specified severance period and to other severance payments and benefits if the officer’s employment is terminated by RSC without “cause” or by the officer for “good reason” (each as generally defined below). As noted below, for some executives the length of the severance period is increased if the qualifying termination of employment occurs upon or within twelve months following a “change in control” (as defined in RSC’s stock incentive plan), such as the merger.

Generally, “cause” is defined in the officers’ respective employment agreements as:

•	the failure of the officer to implement or adhere to material policies, practices, or directives of RSC, including of the RSC board;

•	conduct of a fraudulent and/or criminal nature;

•	any action of the officer that is outside the scope of his or her employment duties that results in material financial harm to RSC;

•

conduct that is in violation of any provision of the employment agreement or any other agreement between RSC or any of its affiliates and the officer (including any noncompetition, noninterference, nonsolicitation or confidentiality agreement); or

•	death or disability.

“Good reason” generally means any of the following occurrences without the officer’s consent:

•	a material diminution in, or assignment of duties materially inconsistent with the officer’s position (including status, offices, titles, and reporting relationships);

•	a reduction in base salary that is not a part of an across-the-board reduction;

•	a relocation of the officer’s principal place of business to a location that is greater than 50 miles from its current location; or

•	RSC’s material breach of the officer’s employment agreement.

The severance payments and benefits that would become due upon such termination are as follows:

•

base salary continuation in accordance with regular payroll practices for a severance period of 36 months for Mr. Olsson, 18 months for Ms. Chiodo and Mr. Corsillo, 24 months for Messrs. Groman, Hobson and Ledlow, and 12 months for Mr. Krivoruchka. If the termination occurs upon or within twelve months following a change in control such as the merger, the severance period would be 24 months for Ms. Chiodo and Messrs. Corsillo and Krivoruchka;

•

payment of a prorated portion of any variable compensation for the year of termination (which, if the merger is consummated, is not intended to duplicate any payments of 2012 annual bonuses under the terms described above);

•

payment during the applicable severance period described above (or until the officer is eligible to receive coverage from another employer, if earlier) of medical and dental insurance premiums for continued coverage under company plans during the COBRA period and, only if applicable thereafter, under an individual policy providing substantially similar coverage to the company’s plans;

•	continued life insurance coverage for the severance period;

•	outplacement counseling and services; and

•	continued payments during the severance period of the reasonable association fees related to the officer’s former duties.

The officer is not entitled to severance payments or benefits under the employment agreement if his or her employment is terminated for “cause” or if he or she resigns without “good reason.” The severance payments and benefits described above are contingent upon the officer’s execution of a release of all claims against RSC, and the base salary continuation and prorated bonus cash severance payments (which we refer to as the “cash severance payments”) are contingent upon compliance with the confidentiality, noncompetition, and nonsolicitation covenants contained in his or her employment agreement. The noncompetition and nonsolicitation covenants are for a period of 18 months for Mr. Olsson, 24 months for Ms. Chiodo and Mr. Corsillo, 18 months for Mr. Krivoruchka (increased to 24 months if the termination of employment occurs upon or within twelve months following a change in control such as the merger) and 12 months for the other executive officers.

The summary of the severance payments and benefits described above reflects amendments made to certain executive officers’ employment agreements effective December 16, 2011. Further detail regarding amendments made to the employment agreements with each executive officer effective December 16, 2011, is below:

•

Section 280G “Best of” Cutback. If any payment to be made under the officer’s employment agreement or any other agreement or benefit arrangement would be subject to “parachute payment” excise taxes imposed as a result of Section 280G of the Code, the payments to the officer will be reduced in order to limit or avoid the excise taxes if and to the extent such reduction would produce an expected better after-tax result for the officer.

•

Increased Change in Control Severance for Ms. Chiodo and Messrs. Krivoruchka and Corsillo. The amendments extended the severance period for base salary and benefit continuation from 18 months to 24 months in the case of Ms. Chiodo and Mr. Corsillo, and from 12 months to 24 months in the case of Mr. Krivoruchka, if the officer’s employment is terminated by RSC or the surviving corporation without “cause” or by the officer for “good reason” upon or within twelve months following a “change in control.” The employment agreements for Ms. Chiodo and Mr. Corsillo contain 24-month post-termination noncompetition and nonsolicitation provisions, which were unchanged. The employment agreement for Mr. Krivoruchka was amended to extend the period of his post-termination noncompetition and nonsolicitation provisions from 18 months to 24 months in the event his severance period is so extended.

•

Minimum Notice Periods for Change in Control Terminations. Under the amended employment agreements, each executive officer is entitled to a minimum of 30-days’ advance notice in the case of termination without cause upon or within twelve months following a “change in control.”

•	Other Amendments. Other amendments to the employment agreements were intended to comply with current tax and health care laws, and to conform certain provisions to the current practices of RSC.

For additional information about severance, equity awards and other compensation that may be payable to RSC’s named executive officers, see “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” on page     .

Continuing Services as Director for the URI Board

Three of the independent directors (as determined in accordance with the rules of the NYSE) of the RSC board, Pierre E. Leroy, James H. Ozanne and Donald C. Roof, have been designated by RSC for appointment to the URI board and will be appointed to the URI board at the effective time. It is currently expected that the compensation to be paid to directors of the combined company will be substantially similar to the compensation paid to URI directors immediately prior to the effective time. For a discussion of the URI board from and after the effective time, see “The Merger Agreement— Effects of the Merger; Directors; Certificate of Incorporation; Bylaws.”

Restricted Stock Units Held by Non-Employee Directors

At the effective time, each restricted stock unit award granted to a member of the RSC board who is not also an employee or officer of RSC will be cancelled and converted into the right to receive from URI, with respect to each share of RSC common stock covered by such award, (i) an amount in cash, without interest, equal to $10.80 and (ii) 0.2783 shares of URI common stock, plus any accrued dividend equivalents (as determined in accordance with the applicable award agreement) in respect of such award with a record date prior to the effective time which have been authorized by RSC and which remain unpaid at the effective time.

The following table sets forth, as of February 21, 2012 and assuming the merger occurred on such date, the approximate proceeds that each of RSC’s non-employee directors will receive in exchange for outstanding restricted stock units (RSUs) to be exchanged for merger consideration upon of the consummation of the merger, based on the closing price of URI common stock on the NYSE on February 21, 2012, the latest practicable date before the date of this joint proxy statement/prospectus.

Non-Employee Director(1)	Total Number of RSC Shares Underlying Outstanding RSUs(#)(2)	Value of RSUs ($)
James H. Ozanne	84,316	$1,837,486
Donald C. Roof	60,081	$1,309,336
Pierre E. Leroy	56,756	$1,236,875
David T. Brown	13,307	$289,997

TOTAL	214,460	$4,673,694

(1)	Messrs. Dardani, Nayden and Crandall do not hold any restricted stock units.

(2)	Includes for Messrs. Roof, Leroy and Brown, 10,745, 11,153 and 10,065 unvested restricted stock units, respectively.

Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, from and after the effective time, URI will indemnify and hold harmless each of the present and former officers and directors of RSC and its subsidiaries against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such officer’s or director’s service as a director or officer of RSC or its subsidiaries at or prior to the effective time (including in connection with the negotiation and execution of the merger agreement and the transactions contemplated thereby) to the fullest extent permitted under Delaware law and RSC’s certificate of incorporation and by-laws, in each case as in effect on the date of the merger agreement. In addition, URI is required to obtain a six-year “tail” insurance policy with respect to the currently existing officers’ and directors’ liability insurance policy and fiduciary liability insurance policy of RSC, on terms no less favorable than those of the policy in effect on the date of the merger agreement with respect to any matter claimed against RSC’s present and former officers serving in such capacity that existed or occurred at or prior to the effective time. This obligation is subject to a cap of 250% of the annual premium amount RSC is currently paying for such insurance. See “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Recommendation of the URI Board and Reasons for the Merger

At a meeting held on December 15, 2011, the URI board unanimously approved and declared advisable the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, URI and its stockholders, directed that the merger agreement be submitted to URI stockholders for adoption, and recommended that URI stockholders adopt the merger agreement and approve the issuance of shares of URI common stock to RSC stockholders in connection with the merger pursuant to the merger agreement.

ACCORDINGLY, THE URI BOARD UNANIMOUSLY RECOMMENDS THAT THE URI STOCKHOLDERS VOTE “FOR” THE URI MERGER PROPOSAL, “FOR” THE STOCK ISSUANCE PROPOSAL AND “FOR” THE URI ADJOURNMENT PROPOSAL.

As described above under “—Background of the Merger,” the URI board, in evaluating the merger and the merger agreement, consulted with URI management and its legal and financial advisors and, in reaching its decision at its meeting on December 15, 2011 to approve the merger agreement and the transactions contemplated by the merger agreement, considered a variety of factors weighing positively and negatively in respect of the merger. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the URI board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The URI board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of URI’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In addition to the strategic benefits of the merger described above in this section under “Background of the Merger,” the reasons in favor of the merger considered by the URI board include, but are not limited to, the following:

•

the strategic and transformative nature of the transaction, which will combine URI’s and RSC’s respective businesses to create a leading North American equipment rental company, with a national footprint, comprehensive rental fleet, more diverse customer base, more attractive business mix, greater scale and enhanced growth prospects;

•

URI’s view that the transaction would accelerate URI’s growth with industrial customers as well as provide a lower cost base and a less volatile revenue profile to better position the combined company through all phases of the business cycle;

•	URI’s view that the combined company would be well-positioned to benefit from increased rental penetration, the continued strength of the industrial sector, and a recovery in construction activity;

•	the fact that, because URI stockholders as of immediately prior to the merger would hold approximately 70% of issued and outstanding shares of URI common stock immediately after completion of the merger, as determined on a fully-diluted basis, URI stockholders would have the opportunity to participate in the future performance of the combined company;

•

URI’s expectation that the transaction would generate over $200 million of annual cost savings, through the elimination of redundant infrastructure, consolidation of branches and reduction of overhead expenses;

•

URI’s expectation that the transaction would provide meaningful revenue synergies from the expanded footprint, in particular with national and industrial account relationships and provide additional cash flow upside through optimization of the combined fleet and capital expenditures;

•	URI’s view that the combined company would be led by a strong, experienced management team with a demonstrated record of integrating acquisitions; and

•

URI’s view of the likelihood that the required regulatory approvals would be obtained, notwithstanding the length of time that obtaining such approvals may require, without a material adverse impact on the respective businesses of URI or RSC.

In reaching its determination to approve the merger agreement and the merger, the URI board also considered the following factors:

•

the URI board’s understanding of, and the presentations of RSC’s management and financial advisors regarding, RSC’s business, operations, management, financial condition, asset quality, earnings and prospects;

•

the results of management’s due diligence investigation of RSC and the reputation, business practices and experience of RSC and its management, including their impression that RSC is a financially healthy, well-run company that is committed to its customers, employees and the communities that it serves;

•	the current and prospective economic and competitive environment facing the equipment rental industry;

•	the strong strategic fit and the complementary cultures of URI and RSC;

•	the historical market prices, volatility and trading information with respect to RSC common stock and URI common stock;

•	the terms of the proposed financing for the transaction;

•	the ability of the combined company to service and pay down any indebtedness incurred in connection with the merger;

•

the views of URI’s management and financial advisors as to the likelihood that URI will be able to obtain the necessary financing and that the full proceeds of the financing will be available to URI, in each case subject to the terms of the commitment letter (as defined in “The Merger Agreement—Financing” beginning on page     );

•	the review by the URI board with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement;

•	RSC’s right to terminate to enter into a transaction representing a superior proposal;

•

that because the exchange ratio under the merger agreement is fixed (i.e., such ratio was fixed on December 15, 2011 and will not be adjusted for fluctuations in the market price of URI common stock or RSC common stock), URI has greater certainty as to the number of shares of URI common stock to be issued; and

•

the financial information and analyses presented by Morgan Stanley and Centerview to the URI board, and their opinions to the URI board to the effect that, as of the date of each opinion, based upon and subject to the assumptions, qualifications, conditions, limitations and other matters set forth in each opinion, the merger consideration to be paid by URI pursuant to the merger agreement was fair, from a financial point of view, to URI. Copies of the written opinions that were delivered to the URI board are included as Appendix D and Appendix E to this joint proxy statement/prospectus and described under “—Opinions of URI’s Financial Advisors” beginning on page     . STOCKHOLDERS ARE URGED TO READ THE OPINIONS IN THEIR ENTIRETY.

The URI board also considered the following potentially negative factors associated with the merger:

•

the dilution associated with the issuance of URI common stock in connection with the merger and the risk that URI may not be able to successfully complete a stock buyback of up to $200 million of URI common stock after the closing of the merger as previously announced;

•

the risk that the merger might not be consummated in a timely manner or that the closing of the merger might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of either the URI stockholders or the RSC stockholders, the failure by URI to obtain financing or the failure of the parties to obtain the applicable regulatory approvals;

•	the potential length of the regulatory approval process and the period of time during which URI may be subject to the merger agreement;

•

the possibility that regulatory or governmental authorities might seek to impose conditions or divestitures in connection with granting approval or clearance of the merger or may otherwise seek to prevent or delay the merger, including the risk that governmental authorities could seek an injunction in federal court and/or commence an administrative proceeding seeking to prevent the parties from completing the merger;

•	the risk that the merger may not be completed and the fact that URI will incur substantial costs in connection with the merger even if the merger is not ultimately completed;

•

the risk that the potential benefits of the merger may not be fully or partially realized, including the possibility that anticipated cost savings and revenue synergies expected to result from the merger may not be realized to the extent expected or at all;

•

the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption of URI management associated with the merger and integrating the companies;

•	the risk that certain key employees of URI or RSC might not choose to remain with the combined company;

•	the potential challenges and difficulties relating to integrating the operations of URI and RSC;

•

the restrictions on the conduct of URI’s business prior to the completion of the merger, requiring URI to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent URI from undertaking business opportunities that may arise pending completion of the merger;

•	the limitations imposed in the merger agreement on the solicitation or consideration by URI of alternative business combinations prior to the URI stockholder approval;

•

the fact that URI may be required to pay RSC a termination fee of $60 million or $107.5 million (depending on the circumstances) and expense reimbursement of up to $20 million if the merger agreement is terminated under certain circumstances (see “The Merger Agreement—Effect of Termination”);

•

that some officers and directors of URI have interests in the merger that may be different from, in addition to or in conflict with the interests of URI stockholders (see “The Merger—Interests of URI Directors and Executive Officers in the Merger”);

•	the risk that additional debt incurred in connection with the merger could have a negative impact on URI’s ratings and operational flexibility;

•

in light of turbulence in the credit markets, the possibility that the financing for the transaction may not be available and that URI may be required to pay RSC a financing failure fee of $107.5 million or damages and expense reimbursement of up to $20 million if it fails to consummate the merger agreement when it would otherwise be required to do so under the merger agreement (see “The Merger Agreement—Effect of Termination”); and

•	various other risks associated with the merger and the business of URI, RSC and the combined company described under “Risk Factors.”

The URI board believed and continues to believe that these potential risks and drawbacks are outweighed by the potential benefits that the URI board expects URI to achieve as a result of the merger. The URI board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion addresses the material information and factors that the URI board reviewed in its consideration of the merger.

Opinions of URI’s Financial Advisors

Opinion of Morgan Stanley

Morgan Stanley was engaged by URI to provide it with financial advisory services in connection with the potential acquisition of RSC. At the meeting of the URI board on December 15, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, based upon and subject to the assumptions, considerations, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be paid by URI pursuant to the merger agreement was fair from a financial point of view to URI.

The full text of the written fairness opinion of Morgan Stanley, dated December 15, 2011, is attached as Appendix D to this joint proxy statement/prospectus. The opinion sets forth among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to, and should, read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the URI board and addresses only the fairness, from a financial point of view, to URI of the consideration to be paid by URI pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to stockholders of URI or stockholders of RSC as to how to vote at any stockholders meetings held with respect to the merger or any other matter. In addition, this opinion does not in any manner address the price at which URI common stock will trade following the consummation of the merger. The summary of the opinion of Morgan Stanley set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of RSC and URI, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning RSC and URI, respectively;

•	reviewed certain financial projections prepared by the managements of RSC and URI, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of RSC and URI, respectively;

•

discussed the past and current operations and financial condition and the prospects of RSC, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of RSC;

•

discussed the past and current operations and financial condition and the prospects of URI, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of URI;

•	reviewed the pro forma impact of the merger on URI’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for RSC common stock and URI common stock;

•

compared the financial performance of RSC and URI and the prices and trading activity of RSC common stock and URI common stock with that of certain other publicly-traded companies comparable with RSC and URI, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of RSC and URI and their financial and legal advisors;

•	reviewed the merger agreement, a draft of the commitment letter dated as of December 14, 2011 and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by URI and RSC, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley relied, at URI’s direction, upon financial projections and estimates prepared by management of URI and has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of URI of the future financial performance of RSC and URI.

In addition, Morgan Stanley assumed (i) that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver or amendment in any material respect, (ii) that URI will obtain financing in accordance with the terms set forth in the commitment letter and (iii) the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley relied upon, without independent verification, the assessment by management of URI of the timing and risks associated with the integration of RSC and URI, including the achievement of the strategic, financial and operational benefits anticipated from the merger.

In its opinion, Morgan Stanley noted that it is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessments made by URI and RSC and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the mergers of RSC Holdings III, LLC and United Rentals (North America), Inc. with and into a newly formed wholly owned subsidiary of URI (which we refer to as “New URNA”), as contemplated to occur immediately following the merger. See “The Merger Agreement—Effects of the Merger;

Directors; Certificate of Incorporation; By-laws” beginning on page     . Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of RSC’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of RSC common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of RSC or URI, nor was Morgan Stanley furnished with any such valuation or appraisals.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, December 15, 2011. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it. Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated December 15, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s fairness opinion.

Historical Share Price Analysis

Morgan Stanley reviewed the share price performance of RSC common stock during various periods ending on December 14, 2011 (the last trading day prior to the meeting of the URI board approving the merger). Morgan Stanley noted that the range of low and high closing prices of RSC common stock during the prior 52-week period ending on December 14, 2011 was $6.50 to $14.50, rounded to the nearest $0.25. Morgan Stanley also noted that the 52-week volume weighted average closing price was $10.91 and the all-time high closing price was $21.91, achieved on July 13, 2007.

Equity Research Price Targets

Morgan Stanley reviewed the public market trading price targets for RSC common stock prepared and published by equity research analysts between October 20, 2011 and December 14, 2011. These price targets reflected each analyst’s estimate of the public market trading price of RSC common stock one year in the future. Morgan Stanley noted that the range of one-year research analyst price targets for RSC was $10.00 to $16.00 per share. Using a discount rate of 14.0%, based on Morgan Stanley’s estimate of RSC’s then current cost of equity, Morgan Stanley discounted the analysts’ price targets one year to arrive at a range of present values for these targets. Morgan Stanley’s analysis of the present value of equity research analysts’ future price targets implied a value per share of RSC common stock in the range of approximately $8.75 to $14.00 per share, rounded to the nearest $0.25.

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for RSC common stock and these estimates are subject to uncertainties, including the future financial performance of RSC and future financial market conditions.

Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to RSC. Morgan Stanley selected the companies used in this analysis based upon the following criteria: region of operation, company size and types of rentals provided. Morgan Stanley compared certain financial information of RSC with publicly-available information for the selected companies. The selected companies operate in and are exposed to similar lines of business in similar markets as RSC, namely large publicly-traded general equipment rental companies focused on the North American market. No companies meeting this criteria were excluded from this analysis. The selected companies included:

	EV / 2011E EBITDA	EV / 2012E EBITDA
URI	5.5x	4.9x
RSC	6.3x	5.3x
Hertz Global Holdings, Inc.	6.5x	5.5x
Ashtead Group plc	5.9x	5.2x
H&E Equipment Services, Inc.	5.3x	4.2x

For this analysis, based on estimates for the selected companies provided by equity research analysts and information contained in public filings, Morgan Stanley calculated and analyzed the following statistics for each of these companies, as of December 14, 2011:

•

the ratio of aggregate value, defined as market capitalization plus total debt plus minority interests less cash and cash equivalents (which we refer to as “Aggregate Value”), to estimated calendar year 2011 earnings before interest, taxes and depreciation (which we refer to as “EBITDA”); and

•	the ratio of Aggregate Value to estimated calendar year 2012 EBITDA.

Based on the analysis of the relevant metrics for each of the selected companies, Morgan Stanley selected a representative range of multiples and applied this range of multiples to the relevant financial statistics for RSC. For purposes of this analysis, Morgan Stanley utilized financial forecasts for RSC prepared by the management of URI (which we refer to as the “URI Management Case”).

Morgan Stanley estimated the implied trading value per share, rounded to the nearest $0.25, of RSC’s common stock as of December 14, 2011 as follows:

Aggregate Value to Estimated EBITDA	EBITDA ($MM)	Selected Company Multiple Statistic Range	Implied Value Per Share of RSC Common Stock
Aggregate Value to Estimated 2011 EBITDA	$552	5.50x – 6.50x	$7.25 – $12.25
Aggregate Value to Estimated 2012 EBITDA	$685	5.00x – 5.50x	$10.75 – $14.00

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock.

No company in the public trading multiples analysis is identical to RSC. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RSC, such as the impact of competition on the business of RSC or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of RSC or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Discounted Future Equity Value Analysis

Morgan Stanley performed a discounted future equity value analysis, which is designed to provide insight into the potential future price of a company’s common equity as a function of the company’s estimated future financial statistics and assumed future valuation multiples. The resulting future value per share is subsequently discounted to the present to arrive at an implied present value for such company’s stock price.

In connection with this analysis, Morgan Stanley calculated a range of discounted future equity values per share of RSC’s common stock as of December 31, 2011. To calculate the discounted future equity value per share of RSC, Morgan Stanley utilized calendar year 2013 and 2014 financial forecasts for RSC based on the URI Management Case. Morgan Stanley calculated the future equity value per share of RSC by applying an assumed next twelve months EBITDA multiple range of 5.25x to 5.75x to RSC’s estimated EBITDA. Morgan Stanley discounted these future equity values per share to December 31, 2011 using a discount rate of 14.0%, based on Morgan Stanley’s estimate of RSC’s then current cost of equity, as implied by the capital asset pricing model.

Morgan Stanley’s discounted future equity value analysis indicated an implied present value per share of RSC of $14.75 to $19.00, rounded to the nearest $0.25.

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

In connection with this analysis, Morgan Stanley calculated the value per share of RSC utilizing financial forecasts for RSC based on the URI Management Case and, for illustrative purposes, a financial forecast based on estimates prepared by RSC Management (which we refer to as the “RSC Management Case”). Morgan Stanley also calculated the value per share of RSC common stock of the potential transaction synergies, as estimated by the management of URI. Morgan Stanley calculated the present value of the estimated unlevered after-tax free cash flows for RSC, with and without transaction synergies, for the years 2012 through 2021. The terminal value was calculated by applying an assumed range of next twelve months EBITDA multiples of 5.25x to 5.75x to RSC’s estimated 2022 EBITDA, with and without transaction synergies. The unlevered free cash flows and terminal value were discounted to present values as of December 31, 2011, at a range of discount rates, based on Morgan Stanley’s estimation of RSC’s then current weighted average cost of capital, ranging from 8.5% to 10.0%. Morgan Stanley’s discounted cash flow analysis indicated an implied value per share, rounded to the nearest $0.25, of RSC common stock as follows:

Cases	Implied Value Per Share of RSC Common Stock
URI Management Case
Without Synergies	$14.50 – $20.50
With Cost Synergies	$24.25 – $31.50
With Full Synergies	$28.50 – $36.25
RSC Management Case
Without Synergies	$12.00 – $17.50
With Cost Synergies	$22.00 – $29.00
With Full Synergies	$26.50 – $34.00

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock.

Precedent Premiums Paid Analysis

Using publicly available information, Morgan Stanley reviewed average annual premiums paid to unaffected stock prices in acquisitions since 1990 involving U.S. targets valued at over $1 billion, as well as selected premiums paid to unaffected stock prices in acquisitions since July 2011 involving U.S. targets valued at over $2 billion.

In its analysis of all acquisitions since 1990 involving U.S. targets valued at over $1 billion, Morgan Stanley analyzed 1,345 situations. This sample set focused on pending or completed acquisitions of a controlling interest in the target company by a third party and, therefore, excluded transactions that were terminated, ESOPs, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations and restructurings. In addition, Morgan Stanley removed from this sample set transactions where the premium paid for the target company was larger than 100% or smaller than 0%, as these were deemed outliers.

In its analysis of premiums paid to unaffected stock prices in acquisitions since July 2011, Morgan Stanley calculated the premiums paid in 16 transactions involving U.S. publicly traded target companies by comparing the purchase price per share to the closing price of the target’s stock on the day prior to announcement. Morgan Stanley excluded transactions where the target’s stock price was believed by Morgan Stanley to be affected by either takeover speculation or an existing publicly announced proposal for the target company, as these transactions did not provide an appropriate stock price comparison.

Based on these analyses, Morgan Stanley applied a representative range of premia to RSC’s stock price as of December 14, 2011 of $11.00. The resulting ranges of RSC’s implied stock prices, rounded to the nearest $0.25, were as follows:

Analysis	Premia Range	Implied Value
Average Premiums Paid in Selected Transactions Greater than $2Bn since July 2011	30% – 60%	$14.25 – $17.50
Average Premiums Paid in Transactions Over $1 Billion Annually Since 1990	20% – 40%	$13.25 – $15.50

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock, and represented a 64% premium to the closing price of RSC common stock on December 14, 2011.

No company or transaction utilized in the premiums paid analysis is identical to RSC, URI or this specific transaction. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Precedent Transaction Multiples Analysis

Using publicly available information, Morgan Stanley reviewed the terms of selected precedent transactions since 2004 in which the targets were companies or divisions that operate in and/or were exposed to similar lines of business as RSC. Morgan Stanley reviewed the price paid and calculated the ratio of aggregate value to last-twelve-months EBITDA in these transactions. For this analysis, Morgan Stanley reviewed the following selected general equipment rental and specialty equipment rental transactions:

General Equipment Rental Transactions

Announcement Date	Acquiror	Target	EV / LTM EBITDA
July 2007	Cerberus Capital Management, L.P.	URI	6.0x
April 2007	Lightyear Capital LLC	Neff Corp	6.2x
October 2006	Ripplewood Holdings, L.L.C. & Oak Hill Capital Partners	RSC	6.2x
July 2006	Ashtead Group PLC	NationsRent Companies, Inc.	5.7x
May 2006	Diamond Castle Holdings, L.L.C.	NES Rentals Holdings, Inc.	5.0x
April 2005	Odyssey Invesment Partners, LLC	Neff Corp.	6.2x

Specialty Equipment Rental Transactions

Announcement Date	Acquiror	Target	EV / LTM EBITDA
April 2011	Permira Advisers Ltd.	BakerCorp	9.8x
February 2008	Mobile Mini, Inc.	Mobile Storage Group, Inc.	9.3x
July 2007	Ristretto Group S.a.r.l.	Williams Scotsman International, Inc.	9.3x
August 2006	Welsh, Carson, Anderson & Stowe X, L.P.	Mobile Storage Group, Inc.	9.6x
October 2005	Lightyear Capital LLC	BakerCorp (then Baker Tanks)	8.4x
January 2004	CHS Capital LLC (then Code Hennessy & Simmons, L.L.C.)	BakerCorp	6.7x

With a focus on the general equipment rental transactions, Morgan Stanley selected a representative range of last-twelve-months EBITDA multiples of 5.7x – 6.2x and applied this range of multiples to the relevant statistic for RSC. This analysis resulted in an implied value per share of RSC common stock ranging from approximately $6.25 to $8.50 per share, rounded to the nearest $0.25.

Since many of the general equipment rental transactions that were evaluated occurred at or close to the peak of the previous business cycle for equipment rental companies, to supplement the above analysis, Morgan Stanley also calculated the implied multiple to the historical multi-year average annual EBITDA at the time of the transaction where this information was publicly available. For each of the URI / Cerberus and RSC / Ripplewood & Oak Hill Capital Partners transactions, Morgan Stanley calculated the average annual EBITDA for the 4-to-5 year period preceding these transactions and calculated the ratio of transaction aggregate value to this average annual EBITDA. Using this approach, Morgan Stanley calculated the implied multiple to be 7.0x in the URI / Cerberus transaction and 8.5x in the RSC / Ripplewood & Oak Hill Capital Partners transaction. Applying each of these multiples to RSC’s trailing average annual EBITDA from 2006 through 2011 (as estimated under the URI Management Case) resulted in an implied value per share of RSC common stock of $19.00 and $27.50, respectively, rounded to the nearest $0.25.

Morgan Stanley noted that the consideration to be paid by URI pursuant to the merger agreement was $18.00 per share, to be paid $10.80 in cash and 0.2783 of a share of URI common stock.

No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to RSC or URI; nor are the transactions identical to the transactions contemplated by the merger agreement. In particular, in addition to the timing of these transactions mentioned above, Morgan Stanley noted that many of the transactions evaluated involved financial buyers and, as a result, may not reflect the impact of potential transaction synergies that could be realized in transactions involving industry or strategic buyers. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of URI and RSC, such as the impact of competition on the business of URI and RSC or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of RSC or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Accordingly, mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

General

In connection with the review of the merger by the URI board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to a partial analysis or summary description. In arriving at its opinion,

Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of URI or RSC.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of URI and RSC. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness of the consideration to be paid by URI pursuant to the merger agreement from a financial point of view to URI, and were conducted in connection with the delivery of the Morgan Stanley opinion to the URI board. These analyses do not purport to be appraisals or to reflect the price at which shares of common stock of RSC might actually trade. The consideration to be paid to holders of the RSC common stock and other terms of the merger agreement were determined through arm’s-length negotiations between URI and RSC and were approved by the URI board. Morgan Stanley provided advice to URI during such negotiations; however, Morgan Stanley did not recommend any specific consideration to URI or that any specific consideration constituted the only appropriate consideration for the proposed transaction. In addition, as described above, Morgan Stanley’s opinion and presentation to the URI board was one of many factors taken into consideration by such board of directors in making their decision to approve the merger agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the URI board with respect to the consideration or the value of RSC, or of whether the URI board would have been willing to agree to pay different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The URI board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of URI. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of URI, RSC, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services, unrelated to the merger, to URI and financing services to RSC and has received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to URI in the future and expects to receive fees for the rendering of such services.

Under the terms of Morgan Stanley’s engagement, URI has agreed to pay Morgan Stanley an aggregate fee of $15 million for its financial advisory services in connection with the merger, $11.25 million of which is payable contingent upon completion of the merger. The fee payable to Morgan Stanley for its financial advisory services was negotiated and agreed by URI and Morgan Stanley at the time of Morgan Stanley’s engagement. In addition, Morgan Stanley or one of its affiliates is providing or arranging financing for URI in connection with the merger and is expected to receive net fees of at least $31 million in connection with such services, a substantial portion of which are contingent upon the closing of the merger. Morgan Stanley will not receive fees for arranging such financing, although it will receive fees in connection with the commitment to finance and the underwriting of the financing. URI has also agreed to reimburse Morgan Stanley for a portion of its expenses reasonably incurred in performing its services, including the fees and expenses of Morgan Stanley’s legal counsel. Over the past two years, Morgan Stanley has provided financing services to URI and has received fees of approximately $7.7 million related to these financing services. Specifically, in the past two years, Morgan Stanley has performed the following financing services for URI: (i) joint bookrunner on URI’s $750 million senior subordinated notes offering; and (ii) joint lead arranger on the renewal of URI’s $1,800 million ABL facility.

Opinion of Centerview

On December 15, 2011, at a meeting of the URI board held to evaluate the merger, Centerview delivered to the URI board an oral opinion, which was confirmed by Centerview by delivery of a written opinion dated December 15, 2011, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the consideration to be paid by URI in the merger was fair, from a financial point of view, to URI.

The full text of the written opinion of Centerview to the URI board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix E to this joint proxy statement/prospectus. The following summary of the Centerview opinion is qualified in its entirety by reference to the full text of the opinion. Centerview delivered its opinion to the URI board for the benefit and use of the URI board in connection with its consideration of the merger.

The opinion and financial analyses of Centerview do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to RSC) and do not constitute a recommendation to any stockholder of any party to the merger as to how to vote or act with respect to the merger or any other matter. The opinion and financial analyses of Centerview were prepared for and delivered to the URI board and did not evaluate the merger or the merger consideration from the point of view of any party other than URI. The opinion and financial analyses of Centerview were not intended to be used by RSC stockholders in evaluating the merger or the merger consideration.

In connection with rendering its opinion, Centerview, among other things:

•	reviewed certain publicly available business and financial information relating to RSC and URI;

•

reviewed certain financial forecasts relating to RSC and URI prepared and furnished to Centerview by the management of URI (which we refer to collectively as the “Forecasts” solely for purposes of this section entitled “—Opinion of Centerview”);

•

reviewed certain financial forecasts relating to RSC prepared and furnished to Centerview by the management of RSC (which we refer to collectively as the “RSC Forecasts” solely for purposes of this section entitled “—Opinion of Centerview”);

•

held discussions with members of the senior management of URI with respect to the past and current businesses, operations, financial condition and prospects of RSC and URI, respectively, and reviewed certain estimates relating to the potential strategic implications, cost savings, revenue enhancements and other operational benefits, including the amount, timing and achievability thereof, anticipated by the management of URI to be realized from the merger (which we refer to collectively as the “Synergies” solely for purposes of this section entitled “—Opinion of Centerview”);

•

held discussions with members of the senior management of RSC with respect to the past and current business, operations, financial condition and prospects of RSC and reviewed certain estimates relating to the potential strategic implications and operational benefits, including the amount, timing and achievability thereof, anticipated by the management of RSC to be realized from the merger;

•	discussed and reviewed the due diligence conducted by the management of URI and URI’s advisors in their evaluation of RSC;

•	reviewed the potential pro forma financial impact of the Merger on the future financial performance of URI;

•	reviewed the historical stock prices for the RSC common stock and the URI common stock;

•	compared certain financial and stock market information of RSC and URI with similar information of other companies Centerview deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions Centerview deemed relevant;

•	performed discounted cash flow analyses utilizing the Forecasts and the Synergies and the RSC Forecasts;

•	reviewed a draft, dated December 15, 2011, of the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as Centerview deemed appropriate for purposes of arriving at its opinion.

In arriving at its opinion, Centerview assumed and relied upon, without independent verification or any responsibility therefor, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Centerview, and relied, with URI’s consent, upon the assurances of the management of URI and RSC that they were not aware of any facts or circumstances that would make such information or data inaccurate, incomplete or misleading in any material respect. With respect to the financial forecasts and other information and data provided to or otherwise discussed with Centerview relating to URI and RSC, including the Forecasts and the Synergies, Centerview assumed, at the direction of URI, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of URI and RSC as to the future financial performance of URI and RSC, respectively, the strategic implications, cost savings, revenue enhancements and other operational benefits of the merger (including as to the amount, timing and achievability thereof) and the other matters covered thereby and, based on the assessments of the management of URI as to the relative likelihood of achieving the future financial results reflected in the Forecasts, Centerview relied, at the direction of URI, on the financial forecasts, including the Forecasts, for purposes of its analysis and opinion. Centerview also relied, at the direction of URI, on the assessments of the management of URI as to URI’s ability to achieve the Synergies and further assumed, at the direction of URI, that the Synergies will be realized in the amounts and at the times forecasted by URI’s management in all respects material to Centerview’s analysis and its opinion. Centerview expressed no view or opinion as to such analyses or financial forecasts, including the Forecasts and Synergies, reviewed by Centerview or the assumptions on which they were based. Centerview did not make, nor was it provided with, any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of RSC or URI, nor did Centerview make any physical inspection of the properties or assets of RSC or URI. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of RSC or URI, or the ability of RSC or URI to pay their respective obligations when due, or the impact of the merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

In rendering its opinion, Centerview assumed, at the direction of URI, that the merger will be consummated in accordance with the terms of the merger agreement, without the waiver, modification or amendment of any material term, condition or agreement the effect of which would be material to Centerview’s analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would have a material adverse effect on RSC, URI or the contemplated benefits to be derived from the merger or material to Centerview’s analysis or its opinion. Centerview is not a legal, tax, regulatory or accounting advisor and it relied upon URI and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the merger. Centerview assumed, at URI’s direction, that the consummation of the merger will not have any materially adverse tax implications for URI or RSC and it did not express any opinion as to any tax consequences that might result from the merger. Centerview also assumed, at the direction of URI, that the final executed merger agreement would not differ in any material respect from the draft agreement it reviewed.

Centerview expressed no view or opinion as to any terms or other aspects of the merger (other than, to the extent expressly specified in the opinion, the consideration to be paid pursuant to the merger), including, without limitation, the form or structure of the merger. Centerview’s opinion addressed only and was limited to the fairness, from a financial point of view, to URI of the consideration to be paid in the merger by URI, and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, Centerview expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, Centerview expressed no view as to, and its opinion did not address, the underlying business decision of URI to proceed with or effect the merger or the relative merits of the merger in comparison to other strategies or transactions that might be available to URI or in which URI might engage. Centerview did not express any opinion as to the price at which the URI common stock will trade at any time, including following announcement or consummation of the merger.

Centerview’s opinion was provided for the benefit and use of the URI board in connection with and for purposes of its evaluation of the merger. The opinion does not constitute a recommendation to any stockholder of URI as to how any such stockholder should vote or act with respect to the merger or any other matter. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, December 15, 2011. It should be understood that subsequent developments may affect Centerview’s opinion and the assumptions used in preparing it, and Centerview does not have any obligation to update, revise or reaffirm its opinion. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The following is a brief summary of the material financial and comparative analyses performed by Centerview in connection with its oral opinion and the preparation of its written opinion letter dated December 15, 2011. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Centerview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Centerview.

Historical Stock Price Trading Analysis

Centerview reviewed, for reference and informational purposes, the stock price performance of RSC common stock for the 52-week period prior to December 14, 2011 (the last trading day prior to the meeting of the URI board approving the execution of the merger agreement). Centerview noted that the range, rounded to the nearest $0.25, of low and high closing prices of RSC common stock during the prior 52-week period was $6.50 to $14.50, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement.

Analyst Price Target Analysis

Centerview also reviewed, for reference and informational purposes, stock price targets for RSC common stock reflected in publicly available Wall Street research analyst reports. Centerview noted that the average analyst stock price targets in such research analyst reports was approximately $12.98 per share of RSC common stock, representing an 18.0% premium to the closing price per share of RSC common stock on December 14, 2011. In addition, Centerview noted that the analyst stock price targets for RSC common stock reflected a range of low and high price targets from $10.00 to $16.00, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for RSC common stock and these estimates are subject to uncertainties, including the future financial performance of RSC and future financial market conditions.

Historical Trading Multiples and Selected Company Analysis

Centerview reviewed and compared certain financial information for RSC to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the general rental and the broader rental industry that Centerview, based on its experience in the industry, deemed appropriate:

2011 and 2012 EBITDA Multiple Range Detail
Company	2011E EV/EBITDA	2012E EV/EBITDA	Category
RSC	6.3x	5.3x	General Rental
H&E Equip. Services	5.3x	4.2x	General Rental
URI	5.5x	4.9x	General Rental
Ashtead Group	5.9x	5.2x	General Rental
Hertz Global Holdings	6.5x	5.5x	Other Rental
McGrath RentCorp	6.5x	6.0x	Other Rental

Other than RSC, none of the selected companies listed above is identical to or directly comparable to RSC. The companies included were chosen because they are publicly traded companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of RSC, and Centerview is not aware of any companies meeting these criteria other than those used in its analysis. However, because of the inherent differences between the business, operations and prospects of RSC and those of the selected companies, Centerview did not rely solely on the quantitative results of the selected company analysis. Centerview also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of RSC and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between RSC and the companies included in the selected company analysis.

Centerview calculated and compared the financial multiples and ratios for the selected companies based on information it obtained from SEC filings and estimates published by other financial information providers, as well as certain information that was provided by RSC’s management. Centerview calculated the multiples and ratios of RSC using the closing price of RSC common stock on December 14, 2011. With respect to RSC and each of the selected companies, Centerview calculated enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of last-twelve-months (which we refer to as “LTM”) earnings before interest, taxes and depreciation and amortization (which we refer to as “EBITDA”), estimated calendar year 2011 EBITDA and estimated calendar year 2012 EBITDA. The following table presents the results of these analyses:

Selected Companies
Metric	General Rental Range	Other Rental Range	RSC
Enterprise value / LTM EBITDA	5.8x – 6.7x	6.7x – 7.3x	6.7x
Enterprise value / 2011E EBITDA	5.3x – 6.3x	6.5x – 6.5x	6.3x
Enterprise value / 2012E EBITDA	4.2x – 5.3x	5.5x – 6.0x	5.3x

Based on its analysis of the relevant metrics for each of the selected companies, Centerview applied an illustrative range of multiples of 5.50x to 6.50x estimated calendar year 2011 EBITDA and 5.00x to 5.50x estimated calendar year 2012 EBITDA to the Forecasts to calculate an illustrative range of implied values per share, rounded to the nearest $0.25, of RSC common stock as of December 14, 2011, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement. The following table presents the results of these analyses:

	Range	Per Share Merger Consideration
CY2011E EBITDA	$7.25 – $12.25	$18.00
CY2012E EBITDA	$10.75 – $14.00	$18.00

Selected Transactions Analysis

Centerview analyzed certain information relating to the following selected transactions announced since 2004 involving companies that are of a substantial size in the general rental and the broader rental industry and for which publicly disclosed information is available. Centerview used its experience, expertise and knowledge of the general rental and broader rental industry to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of RSC. Centerview is not aware of any transactions meeting these criteria other than those used in its analysis.

Announcement Date	Acquiror	Target	LTM Adjusted EBITDA Multiple
Selected Transactions Involving General Rental Companies

7/2007	Cerberus Capital Management, L.P.	URI	6.0x

4/2007	Lightyear Capital LLC	Neff Corp.	6.2x

10/2006	Ripplewood Holdings, L.L.C. & Oak Hill Capital Partners	RSC	6.2x

7/2006	Ashtead Group plc	NationsRent Companies, Inc.	5.7x

5/2006	Diamond Castle Holdings, LLC	NES Rentals Holdings, Inc.	5.0x

4/2005	Odyssey Investment Partners, LLC	Neff Corp.	6.2x

Selected Transactions Involving Other Rental Companies

4/2011	Permira Advisers Ltd.	BakerCorp	9.8x

2/2008	Mobile Mini, Inc.	Mobile Storage Group, Inc.	9.3x

7/2007	Ristretto Group S.a.r.l.	Williams Scotsman International, Inc.	9.3x

8/2006	Welsh, Carson, Anderson & Stowe X, L.P.	Mobile Storage Group, Inc.	9.6x

10/2005	Lightyear Capital LLC	BakerCorp (then Baker Tanks)	8.4x

1/2004	CHS Capital LLC (then Code Hennessy & Simmons, L.L.C.)	BakerCorp	6.7x

None of the companies or transactions listed above is identical to or directly comparable to RSC as of the date of the opinion or the transactions contemplated by the merger agreement. Because of the inherent differences between the business, operations and prospects of RSC and those of the companies involved in the selected transactions, Centerview did not rely solely on the quantitative results of the selected company analysis. Centerview also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of RSC and the companies involved in the selected transactions that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to timing of the transactions, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RSC.

For each of the selected transactions, based on public filings, press releases made by the companies involved and other publicly available information, Centerview calculated and compared the implied enterprise value as a multiple of the LTM EBITDA for each transaction to RSC’s LTM EBITDA as adjusted to exclude stock-based compensation (“Adjusted EBITDA”). The following table presents the results of this analysis:

Comparable Transactions
Metric	General Rental Range	Specialty Rental Range
Enterprise value / LTM Adjusted EBITDA	5.0x – 6.2x	6.7x – 9.8x

Centerview applied an illustrative range of enterprise value to LTM Adjusted EBITDA multiples of 5.7x to 6.2x, derived by Centerview from the selected transactions analysis, to comparable financial data for RSC to calculate an illustrative range of implied values per share, rounded to the nearest $0.25, of RSC common stock as of December 14, 2011, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement. The following table presents the results of these analyses:

	Range	Per Share Merger Consideration
LTM Adjusted EBITDA	$6.25 – $8.50	$18.00

Premiums Paid Analysis

Using publicly available information, Centerview reviewed premiums paid for U.S.-based companies in 168 transactions with transaction values ranging between $2 billion and $5 billion, with greater than 50% of the consideration paid in cash, during the period from January 1, 2001 and December 14, 2011 (the last trading day prior to the meeting of the URI board approving the execution of the merger agreement). In addition, Centerview reviewed premiums paid for U.S.-based companies in 17 transactions with transaction values greater than $2 billion, with greater than 50% of the consideration paid in cash, during the period from July 1, 2011 to December 14, 2011. In each case, Centerview’s review included all transactions meeting such criteria for which information was publicly available. The following table presents the results of this analysis with respect to the selected transactions:

Category	Past 10 Years	Past 5 Months
25th–75th Percentiles	17% – 40%	30% – 57%
Median	26%	37%
Mean	32%	43%
Merger Consideration	64%	64%

Based on the foregoing, Centerview calculated and applied an illustrative range of premia of 17% to 40%, derived from the premiums paid analysis for the past ten years, to the $11.00 closing price per share of RSC common stock as of December 14, 2011 (the last trading day prior to the meeting of the URI board approving the execution of the merger agreement). This analysis resulted in an illustrative range of implied values per share, rounded to the nearest $0.25, of RSC common stock of approximately $12.75 to $15.50, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement. Centerview also calculated and applied an illustrative range of premiums of 30% to 57%, derived from the premiums paid analysis for the past five months, to the $11.00 closing price per share of RSC common stock as of December 14,

2011. This analysis resulted in an illustrative range of implied values per share, rounded to the nearest $0.25, of RSC common stock of approximately $14.25 to $17.25, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement.

No company or transaction utilized in the premiums paid analysis is identical to RSC, URI or the transactions contemplated by the merger agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of RSC, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

In connection with this analysis, Centerview calculated indications of net present value per share of RSC common stock utilizing the Forecasts and, for illustrative purposes, the RSC Forecasts. Centerview also calculated indications of net present value per share of RSC common stock utilizing the Synergies. Centerview calculated the present value of the estimated unlevered free cash flows for RSC, with and without the Synergies, for the years 2012 through 2021. The terminal value was calculated by applying a range of assumed next twelve months EBITDA multiples of 5.25x to 5.75x to RSC’s estimated 2022 EBITDA, with and without the Synergies. The unlevered free cash flows and terminal value were discounted to present values as of December 31, 2011, at a range of discount rates, based on Centerview’s estimation of RSC’s then current weighted average cost of capital, ranging from 9.0% to 11.0%. In performing this analysis, Centerview assumed that the Synergies would be achieved in full in 2014. Centerview’s discounted cash flow analysis indicated an implied value per share, rounded to the nearest $0.25, of RSC common stock as follows, as compared to the $18.00 per share consideration to be paid by URI in accordance with the merger agreement:

Using the Forecasts	Implied Value Range per Share of RSC Common Stock
Without Synergies	$12.25 – $19.00
With Cost Synergies	$21.50 – $29.75
With Full Synergies	$25.50 – $34.50

Using the RSC Forecasts	Implied Value Range per Share of RSC Common Stock
Without Synergies	$9.25 – $15.75
With Cost Synergies	$18.75 – $26.50
With Full Synergies	$22.50 – $31.00

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Centerview to the URI board in connection with its opinion and is not a comprehensive description of all analyses undertaken by Centerview in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Centerview believes that its analyses summarized above must be considered as a whole. Centerview further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Centerview’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Centerview considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of URI and RSC. The estimates of the future performance of URI and RSC in or underlying Centerview’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Centerview’s analyses. These analyses were prepared solely as part of Centerview’s analysis of the fairness, from a financial point of view, to URI of the consideration to be paid by URI in the merger and were provided to the URI board in connection with the delivery of Centerview’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Centerview’s view of the actual values of URI or RSC.

The consideration provided for in connection with the merger was determined through negotiations between URI and RSC, rather than by any financial advisor, and was approved by the URI board. Centerview provided advice to URI during such negotiations; however, Centerview did not recommend any specific consideration to URI or that any specific consideration constituted the only appropriate consideration for the proposed transaction. The decision to enter into the merger agreement was solely that of the URI board. As described above, Centerview’s opinion and analyses were only one of many factors considered by the URI board in its evaluation of the merger and should not be viewed as determinative of the views of the URI board or management with respect to the merger or the merger consideration.

Under the terms of a letter agreement, URI engaged Centerview to act as its financial advisor in connection with the merger. Pursuant to the letter agreement, URI has agreed to pay Centerview a transaction fee of approximately $15 million for its financial services in connection with the merger, $11.25 million of which is contingent and payable only upon consummation of the merger. In addition, URI has agreed to reimburse Centerview’s reasonable expenses and to indemnify Centerview against certain liabilities arising out of its engagement. The URI board engaged Centerview to act as its financial advisor based upon Centerview’s qualifications, experience and expertise and its knowledge of the business affairs of URI. Centerview is a securities firm engaged in a number of investment banking and merchant banking activities. In the past two years, Centerview has been on a standing retainer to provide certain investment banking services to URI and its affiliates, for which it has been paid an aggregate of $1.25 million. Centerview may provide investment banking or other services to or with respect to URI in the future, for which it may receive compensation.

Financial Forecasts

In the ordinary course, URI publicly discloses forecasts of select financial and operating metrics for the upcoming year but does not provide full earnings guidance. As a matter of general practice, RSC does not publicly disclose financial projections and neither URI nor RSC publicly discloses financial projections for extended periods, and each of them is especially wary of doing so due to, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. In evaluating a possible transaction with RSC, management of URI prepared prospective financial information for URI, including projected revenues, net income, EBITDA (as described below), Adjusted EBITDA (as described below) and free cash flow, and provided it to the URI board and its advisors as well as RSC and its advisors. Similarly, management of RSC prepared prospective financial information for RSC, including projected revenues, net income, Adjusted EBITDA (as described below) and free cash flow, and provided it to the RSC board and its advisors as well as URI and its advisors. A summary of this prospective financial information is included below in this joint proxy statement/prospectus.

This summary of prospective financial information is not provided to influence you to make any investment decision with respect to the merger or otherwise, but is being included only because this prospective financial information was made available to each of the URI board and the RSC board and their respective advisors in evaluating a potential transaction between URI and RSC as well as to the other party and its financial advisors.

The internal financial projections of management of URI and RSC, upon which the prospective financial information was based, reflect the subjective judgment of management of URI and RSC in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the prospective financial information, including, but not limited to, URI’s and RSC’s performance, industry performance, general business, economic, regulatory, market and financial conditions, and the various other risks set forth in this joint proxy statement/prospectus and URI’s and RSC’s reports filed with the SEC. See “Where You Can Find More Information” beginning on page     . There can be no assurance that the prospective financial information will be realized or that actual results will not be significantly higher or lower than projected. The prospective financial information also covers multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information will be achieved. The inclusion of the prospective financial information should not be regarded as an indication that RSC, URI or any of their respective financial advisors or anyone who received such information then considered, or now considers, it as necessarily predictive of actual or future events, and such information should not be relied upon as such.

In addition, the prospective financial information was not prepared with a view toward public disclosure or toward complying with United States generally accepted accounting principles (which we refer to as “GAAP”), the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither URI’s nor RSC’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The prospective financial information was based on numerous variables and assumptions made by management of URI and RSC at the time it was prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the respective businesses of URI and RSC, all of which are difficult to predict and many of which are beyond the control of URI and RSC. URI and RSC believe that the assumptions their respective management teams used in formulating the prospective financial information were reasonable at the time the prospective financial information was prepared, taking into account the relevant information available to each management team at the time. Important factors that may affect actual results and cause the prospective financial information not to be achieved include general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, significant increases in the costs of certain commodities, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, increases in transportation costs, changes in interest rates, and other factors described or referenced under “Cautionary Statement Concerning Forward-Looking Information” beginning on page     . In addition, the prospective financial information also reflects assumptions that are subject to change and do not reflect revised prospects for URI’s and RSC’s respective businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information will also be affected by the ability of URI and RSC to achieve their respective strategic goals, objectives and targets over the applicable periods. Accordingly, the prospective financial information cannot, therefore, be considered a guaranty of future operating results, and such information should not be relied upon as such and there can be no assurance that the results indicated by the prospective financial information will be realized or that future financial results will not materially vary from the prospective financial information.

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement, and was prepared based on URI or RSC (as applicable) as a standalone company. Further, the prospective financial information does not take into account other matters related to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any failure of the merger to occur and should not be viewed as accurate or reliable in that context.

Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the prospective financial information was prepared. Except as may be required by law, URI and RSC disclaim any obligation to update or otherwise revise the prospective financial information to reflect circumstances, economic conditions or other developments existing or occurring after the date the prospective financial information was prepared or to reflect the occurrence of future events, even if any or all of the assumptions on which the prospective financial information were based are no longer appropriate. These considerations should be taken into account in reviewing the prospective financial information, which was prepared as of an earlier date. The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by URI, RSC or their respective boards that it is viewed as material information of URI and RSC, and, in fact, both URI and RSC view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding URI and RSC contained in their respective public filings with the SEC incorporated by reference in this joint proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this joint proxy statement/prospectus.

URI Projections

In the ordinary course, management of URI prepares forecasts each month for the current year, and URI’s five-year business plan is regularly updated to reflect those monthly forecasts. For purposes of a possible transaction with RSC, URI management updated its five-year plan and prepared the prospective financial information of URI for each of the fiscal years ending December 31, 2012 through December 31, 2015, including forecasts of URI’s revenue, net income, EBITDA and Adjusted EBITDA. Management of URI based this prospective financial information on actual results for the prior fiscal year ended December 31, 2010 and for the 2011 fiscal year through October 31, 2011. In addition, the prospective financial information was based on assumptions which URI management believes were reasonable at the time URI management prepared such information. For example, URI management assumed a rental rate increase of 5% in 2012 as compared to 2011 and that the annual improvement in rental rates would continue at a lower rate through 2015, based on its views that the rental market would continue to grow through 2015 and that rental rates typically increase at higher levels in the first few years after an economic downturn. URI management also assumed that time utilization would generally remain flat through 2015, which assumption was based on the geography and mix of URI’s products, and URI management’s expectation that the size of URI’s fleet would grow by over $300 million each year, which assumption was based on its views that the rental market would continue to grow through 2015 and the assumption that time utilization would remain flat. In addition, URI management assumed total capital expenditures of $1.03 billion in 2012 and that total capital expenditures would remain near those levels through 2015, based on its desire to manage the age of URI’s fleet and its views that the rental market would continue to grow through 2015. URI management further assumed higher rental costs, notably due to additional employee costs and variable and fixed costs to support URI’s larger fleet. URI management also assumed it would sell used equipment with an original cost of about $600 million each year. As described above, however, these assumptions are inherently uncertain, were made as of the time the prospective financial information was prepared, and may not be appropriate, either now or in the future, in light of changed circumstances, economic conditions, or other developments.

The following table presents summary selected prospective financial information of URI prepared by management of URI for each of the fiscal years ending December 31, 2012 through December 31, 2015 in connection with its evaluation of the merger (in millions $):

	E 2012	E 2013	E 2014	E 2015
Total Revenues	2,957	3,311	3,545	3,778
Net Income	234	364	431	530
Adjusted EBITDA(1)	1,157	1,372	1,522	1,672
Free Cash Flow(2)	(100)	204	327	512

(1)

Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation, and amortization adjusted for certain one-time gains, charges, expenses and stock compensation expenses, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

(2)	Free cash flow as presented above is a non-GAAP financial measure and is defined as net cash provided by operating activities and net capital inflows (expenditures).

All the prospective financial information set forth above with respect to URI’s free cash flow and Adjusted EBITDA are non-GAAP financial measures. URI provided this information to the URI board, Centerview, Morgan Stanley and RSC and its financial advisors as described herein because URI believed such information could be useful in evaluating, on a prospective basis, URI’s estimated financial performance for each of the fiscal years ending December 31, 2012 through December 31, 2015. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled amounts used by other companies or other persons.

RSC Projections

The prospective financial information for RSC was based on assumptions which RSC management believes were reasonable at the time RSC management prepared such information. RSC used the historical relationship between forecasted GDP, industrial production and rental revenue performance, together with recent trends in the equipment rental industry, as the basis for the RSC projections. RSC’s management assumed that rental rates in 2012 would be 4.5% higher than 2011 and that the annual improvement in rental rate would flatten out at 4% for the remaining years covered by the projections. Rental volumes, which are a function of rental demand along with fleet size and fleet on rent efficiency, are expected to grow 12.4% in 2012 over 2011. This is consistent with RSC management’s view that low levels of GDP growth, coupled with continued rental penetration, the increased preference of the end user to rent instead of own equipment, and improved utilization across a larger fleet, will support this assumed volume expansion. RSC’s management expects rental volume growth throughout the projection period, tapering off to 9.3% in 2015 as RSC moves further into the cycle. In line with these assumptions, RSC projects rental capex for 2012 to be $520 million with similar levels throughout the projection period to support growth and replace aging fleet. RSC’s management believes that demand for used equipment will remain high throughout the projection period and assumed used equipment revenue for 2012 of $164 million with gross margins, after deducting net book value of equipment sold, of nearly 30% with similar revenues and margins for the remaining projection period. RSC’s management assumed that cost of rental and SG&A would increase in each year of the projection period as volumes increased and added inflation. However, due to the increased coverage of fixed cost, costs as a percentage of revenues would decline. As a result of these revenue and cost assumptions, the forecasted EBITDA and EBITDA margins will increase each year of the projection period.

The following table presents summary selected prospective financial information for the years ending 2012 through 2015 prepared by RSC management in connection with its evaluation of the merger (in millions $):

	2012E	2013E	2014E	2015E
Total Revenues	1,689	1,861	2,039	2,229
Net Income	39	81	115	154
Adjusted EBITDA(1)	651	749	839	929
Free Cash Flow(2)	57	91	68	137

(1)

Adjusted EBITDA as presented above is a non-GAAP financial measure and is defined as consolidated net income (loss) before net interest expense, income taxes, and depreciation and amortization and before certain other items, share-based compensation, and other (income) expense, net. All companies do not calculate Adjusted EBITDA in the same manner, and RSC’s presentation may not be comparable to those presented by other companies, including URI. See “GAAP Reconciliations” below for additional information.

(2)

Free cash flow as presented above is a non-GAAP financial measure and is defined as net cash provided by operating activities and net capital inflows (expenditures). All companies do not calculate free cash flow in the same manner, and RSC’s presentation may not be comparable to those presented by other companies. RSC believes free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital needs. However, free cash flow is a non-GAAP measure and should be used in addition to, and not as an alternative to, data presented in accordance with GAAP. See “GAAP Reconciliations” below for additional information.

GAAP Reconciliations

Adjusted EBITDA and free cash flow are considered non-GAAP financial measures. RSC provided this prospective financial information to URI and URI’s and RSC’s respective financial advisors because RSC believed it could be useful in evaluating, on a prospective basis, RSC’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by RSC may not be comparable to similarly titled amounts used by other companies. A reconciliation of the differences between Adjusted EBITDA and each of GAAP net income and net cash provided by operating activities, as well as a reconciliation of the differences between free cash flow and GAAP net cash provided by operating activities included in the prospective financial information for the years ending 2012 through 2015 is summarized below (in millions $):

Adjusted EBITDA GAAP Reconciliations

	2012E	2013E	2014E	2015E
Net income (loss)	39	81	115	154
Depreciation of rental equipment and depreciation and amortization of non-rental equipment and intangibles	384	408	435	459
Interest expense, net	195	200	207	209
Provision for income taxes	25	51	71	95

EBITDA	643	740	828	917

Adjustment:
Share-based compensation	8	9	11	12

Adjusted EBITDA	651	749	839	929

Net cash provided by operating activities	430	440	516	467
Gain on sales of rental and non-rental property and equipment, net of non-cash write-offs	44	45	47	48
Cash paid for interest	181	185	192	194
Cash paid (received) for taxes, net	7	9	98	138
Changes in other operating assets and liabilities	(12)	70	(13)	82

Adjusted EBITDA	651	749	839	929

Free Cash Flow GAAP Reconciliations

	2012E	2013E	2014E	2015E
Net cash provided by operating activities	430	440	516	467

Purchases of rental equipment	(520)	(496)	(597)	(478)
Purchases of property and equipment	(22)	(24)	(24)	(25)
Proceeds from sales of rental equipment	164	165	170	169
Proceeds from sales of property and equipment	5	5	4	4

Net capital expenditures	(373)	(350)	(447)	(330)

Free cash flow	57	91	68	137

Interests of URI Directors and Executive Officers in the Merger

In considering the recommendation of the URI board with respect to the URI merger proposal and the stock issuance proposal, URI stockholders should be aware that executive officers and directors of URI have certain interests in the merger that may be different from, or in addition to, the interests of URI stockholders generally. These interests are described below.

Continuing Services as Director for the URI Board

The URI board after the merger will include each of the directors from the current URI board. The URI board presently consists of eleven directors. It is currently expected that the compensation to be paid to directors of the combined company will be the same as the compensation paid to URI directors immediately prior to the effective time. For a discussion of the URI board from and after the effective time, see “— The URI Board and Management after the Merger.”

Stock Options and Other Stock-Based Awards

Under the URI long-term incentive plans, the merger will not constitute a “change in control” for URI. Therefore, the outstanding URI stock options, restricted stock awards and performance share awards do not become exercisable and/or the vesting restrictions do not lapse by virtue of the merger.

Continuing Employment with URI

Under the merger agreement, upon completion of the merger, the officers of URI immediately before the effective time will remain as the officers of the combined company. It is currently expected that the executive officers of URI will continue their employment with URI following the effective time on the same terms and conditions as those terms and conditions in existence immediately prior to the effective time.

The URI Board and Management after the Merger

The URI Board

Under the merger agreement, upon completion of the merger, the URI board will be comprised of all of the individuals who are directors of URI immediately prior to closing of the merger and the three individuals designated by RSC who are presently independent directors of RSC, Pierre E. Leroy, James H. Ozanne and Donald C. Roof (we refer to these individuals as the “RSC director designees”). The URI board has approved the appointment of Messrs. Leroy, Ozanne and Roof to the URI board effective as of the effective time, subject to completion of the merger. The initial term of the RSC director designees will end with URI’s annual stockholders meeting in 2012. At such meeting, the RSC director designees and the current members of the URI board (other than Mr. Clark, who has indicated that he does not intend to serve another term) will be nominated for reelection to serve for one-year terms.

URI directors and their ages as of the date of this joint proxy statement/prospectus are as follows:

Name	Age
José B. Alvarez	49
Jenne K. Britell	69
Howard L. Clark, Jr.	68
Bobby J. Griffin	63
Michael J. Kneeland	58
Singleton B. McAllister	60
Brian D. McAuley	71
John S. McKinney	57
Jason D. Papastavrou	49
Filippo Passerini	54
Keith Wimbush	59

Biographical information for the members of the URI board as of the date of this joint proxy statement/prospectus and the RSC director designees is provided below:

José B. Alvarez became a director of URI in January 2009. Mr. Alvarez has been on the faculty of the Harvard Business School since February 2009. Until December 2008, he was the executive vice president—global business development for Royal Ahold NV, one of the world’s largest grocery retailers. Mr. Alvarez joined Royal Ahold in 2001 and subsequently held several key senior management positions, including president and chief executive officer of the company’s Stop & Shop and Giant-Landover brands. Previously, he served in executive positions at Shaw’s Supermarket, Inc. and American Stores Company. Mr. Alvarez also serves as a director of The TJX Companies, Inc. and Church & Dwight Co., Inc.

Jenne K. Britell, Ph.D. became a director of URI in December 2006 and Chairman of the Board in June 2008. In March 2010, she was named a Senior Managing Director of Brock Capital Group LLC, an advisory and investment banking firm. Dr. Britell was chairman and chief executive officer of Structured Ventures, Inc., advisors to U.S. and multinational companies, from 2001 to 2009. From 1996 to 2000, Dr. Britell was a senior executive of GE Capital. At GE Capital, she most recently served as the executive vice president of Global Consumer Finance and president of Global Commercial and Mortgage Banking. From January 1998 to July 1999, she was president and chief executive officer of GE Capital, Central and Eastern Europe, based in Vienna. Before joining GE Capital, she held significant management positions with Dime Bancorp, Inc., HomePower, Inc., Citicorp and Republic New York Corporation. Earlier, she was the founding chairman and chief executive officer of the Polish-American Mortgage Bank in Warsaw, Poland. Dr. Britell is also a director of Crown Holdings, Inc., Quest Diagnostics, Inc., the U.S.-Russia Investment Fund and the U.S.-Russia Foundation for Entrepreneurship and the Rule of Law. During the past five years, Dr. Britell has served as a member of the board of directors of West Pharmaceutical Services, Aames Investment Corp. and Lincoln National Corp. Dr. Britell was named the 2011 Director of the Year by the National Association of Corporate Directors. She was also named one of six outstanding directors for 2011 by the Outstanding Directors Exchange, a division of the Financial Times.

Howard L. Clark, Jr. became a director of URI in April 2004. Mr. Clark was a vice chairman of Barclays Capital Inc., the investment banking division of Barclays Bank PLC, from September 2008 until his retirement in June 2011. He previously served as vice chairman of Lehman Brothers Inc., an international investment bank, since 1993. From 1990 until 1993, Mr. Clark was chairman, president and chief executive officer of Shearson Lehman Brothers Holdings Inc. Mr. Clark was previously a senior executive at American Express Company from 1981 to 1990, and a managing director of Blyth Eastman Paine Webber Incorporated or predecessor firms from 1968 to 1981. While at American Express, his positions included five years as executive vice president and chief financial officer. Mr. Clark is also a director of Walter Energy, Inc. (formerly known as Walter Industries, Inc.), White Mountains Insurance Group, Ltd. and Mueller Water Products, Inc.

Bobby J. Griffin became a director of URI in January 2009. From March 2005 to March 2007, he served as president—international operations for Ryder System, Inc., a global provider of transportation, logistics and supply chain management solutions. Beginning in 1986, Mr. Griffin served in various other management positions with Ryder, including as executive vice president—international operations from 2003 to March 2005 and executive vice president—global supply chain operations from 2001 to 2003. Prior to Ryder, Mr. Griffin was an executive at ATE Management and Service Company, Inc., which was acquired by Ryder in 1986. He also serves as a director of Hanesbrands Inc. and Horizon Lines, Inc.

Michael J. Kneeland has been URI’s president and chief executive officer and a director of URI since August 2008, having previously served as URI’s interim chief executive officer since June 2007. Prior to that time, Mr. Kneeland served as URI’s executive vice president and chief operating officer since March 2007 and as URI’s executive vice president—operations since September 2003. Mr. Kneeland joined URI as a district manager in 1998 upon URI’s acquisition of Equipment Supply Company, and was subsequently named vice president—aerial operations and then vice president—southeast region. Mr. Kneeland’s more than 30 years of experience in the equipment rental industry includes a number of senior management positions with Free State Industries, Inc. and Equipment Supply Co. In 2011, Mr. Kneeland was appointed to serve on the board of directors of YRC Worldwide, Inc., a provider of transportation and global logistics services.

Singleton B. McAllister became a director of URI in April 2004. Ms. McAllister heads the federal government relations practice of the law firm Blank Rome LLP. Before joining Blank Rome in June 2010, Ms. McAllister had been a partner in the law firms of LeClairRyan since October 2007, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. since July 2005, Sonnenschein, Nath & Rosenthal LLP since 2003 and Patton Boggs LLP since 2001. Prior to entering private practice, Ms. McAllister served for five years as the general counsel for the United States Agency for International Development. Ms. McAllister is also a director of Alliant Energy Corporation, Interstate Power and Light Company and Wisconsin Power and Light Company.

Brian D. McAuley became a director of URI in April 2004. Mr. McAuley has served as chairman of Pacific DataVision, Inc. (“PDV”) since August 2004. PDV is a privately held telecommunications software applications and hosting company. He has also been a partner at NH II, LLC, a consulting firm that specializes in telecommunications businesses, since 2003. Mr. McAuley is a co-founder of Nextel Communications, Inc. and held senior executive positions at Nextel from the company’s inception in 1987 until 1996, including seven years as president and chief executive officer. Upon leaving Nextel, he joined Imagine Tile, Inc., a custom tile manufacturer, where he served as chairman and chief executive officer from 1996 to 1999 and continues to serve as chairman. He also served as president and chief executive officer of NeoWorld Communications, Inc., a wireless telecommunications company, from 1999 until the sale of that company to Nextel in 2003. Mr. McAuley is a certified public accountant and, prior to co-founding Nextel, his positions included chief financial officer of Millicom Incorporated, corporate controller at Norton Simon Inc. and manager at Deloitte & Touche LLP.

John S. McKinney became a director of URI in September 1998 following the merger of URI with U.S. Rentals, Inc. He also served as a vice president of URI until the end of 2000. Mr. McKinney served as chief financial officer of U.S. Rentals from 1990 until the merger and as controller of U.S. Rentals Inc., and as a staff auditor and audit manager at the accounting firm of Arthur Andersen & Co. Mr. McKinney was assistant dean of the Ira A. Fulton College of Engineering and Technology at Brigham Young University from November 2006 to January 2008.

Jason D. Papastavrou, Ph.D. became a director of URI in June 2005. Dr. Papastavrou has served as chief executive officer and chief investment officer of ARIS Capital Management, an investment management firm, since founding the company in January 2004. He previously held senior positions at Banc of America Capital Management, also an investment management firm, where he served as managing director—fund of hedge funds strategies from 2001 to 2003, and at Deutsche Asset Management, where he served as director—alternative investments group from 1999 to 2001. Dr. Papastavrou, who holds a Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology, taught at Purdue University’s School of Industrial Engineering from 1990 to 1999 and is the author of numerous academic publications. He is also a director of XPO Logistics, Inc. (formerly Express-1 Expedited Solutions Inc.), an international expedited freight shipping provider.

Filippo Passerini became a director of URI in January 2009. He is currently president of The Procter & Gamble Company’s global business services organization and chief information officer, positions he has held since February 2008 and July 2004, respectively. Mr. Passerini joined Procter & Gamble, a multinational manufacturer of consumer goods, in 1981 and has held executive positions in the United Kingdom, Greece, Italy, the United States, Latin America and Turkey. He is a native of Italy, with a degree from the University of Rome.

Keith Wimbush became a director of URI in April 2006. Mr. Wimbush is currently executive vice president and North American lead of legal in the Stamford, Connecticut office of DHR International, an executive search firm. Mr. Wimbush previously served as an executive search consultant with ESS International and Korn/Ferry International. From April 1997 until January 2003, Mr. Wimbush served as senior vice president and general counsel of Diageo North America, Inc. and predecessor companies. Mr. Wimbush, who holds a J.D. from Harvard Law School, has served as an adjunct professor of law at Thomas Cooley Law School during 2007 and 2008.

The RSC director designees that will join the URI board as of the effective time following the completion of the merger are as follows:

Name	Age
Pierre E. Leroy	63
James H. Ozanne	68
Donald C. Roof	59

Pierre E. Leroy has served as a Director of RSC and RSC Equipment Rental since 2008. Mr. Leroy retired in 2005 from Deere & Company, as President of both the Worldwide Construction & Forestry Division and the Global Parts Division. Deere & Company is a world leader in providing advanced products and services for agriculture, forestry, construction, lawn and turf care, landscaping and irrigation, and also provides financial services worldwide and manufactures and markets engines used in heavy equipment. During his professional career with Deere, he served in a number of positions in Finance, including Treasurer, Vice-President and Treasurer, and Senior Vice-President and Chief Financial Officer. Mr. Leroy has been a director of Capital One Financial Corporation since September 1, 2005, and is also a director of Capital One, National Association. He joined Capital One’s Audit and Risk, Compensation, and Governance and Nominating committees in September 2005, July 2006, and April 2006, respectively. Mr. Leroy has been a director of Fortune Brands, Inc. since September 2003, where he serves on the Audit and Compensation and Stock Option committees. Mr. Leroy also served on the board of ACCO Brands from August 2005 to April 2009, and Nuveen Investments, Inc. from March 2006 to April 2007.

James H. Ozanne has served as a Director of RSC and RSC Equipment Rental since May 2007, and is the Lead Independent Director of the RSC Board. Mr. Ozanne has served in executive positions in the Financial Services industry since 1972. During this time he has held the positions of Chief Financial Officer, President, Chief Executive Officer and Chairman of several leasing, rental, and consumer finance businesses ranging from full service railcar leasing to general equipment finance and grocery pallet rental. He also served as Executive Vice President of GE Capital responsible for the Consumer Finance and Operating Lease/Asset Management business units. Mr. Ozanne was most recently a Director of Financial Security Assurance Holdings Ltd. and Distributed Energy Systems Corp. He was Vice Chairman and Director of Fairbanks Capital Corp. from 2001 through 2005. He was also Chairman of Source One Mortgage Corporation from 1997 to 1999. Previously, he was President and Chief Executive Officer of Nation Financial Holdings and its predecessor, US WEST Capital.

Donald C. Roof has served as a Director of RSC and RSC Equipment Rental since August 2007. Mr. Roof most recently served as Executive Vice President and Chief Financial Officer of Joy Global Inc., a worldwide manufacturer of mining equipment, from 2001 to 2007. Prior to joining Joy, Mr. Roof served as President and Chief Executive Officer of American Tire Distributors/Heafner Tire Group, Inc. from 1999 to 2001 and as Chief Financial Officer from 1997 to 1999. Mr. Roof has previously served on the board of directors and audit committee of two additional NYSE companies, Accuride Corporation from March 2005 through January 2010, and Fansteel, Inc. from September 2000 through March 2003. Mr. Roof had significant experience during his career in capital raising, mergers and acquisitions, and operating in highly-leveraged situations.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee of the URI board are José B. Alvarez, Bobby J. Griffin, Singleton B. McAllister and Keith Wimbush.

None of the current members of the Compensation Committee of the URI board has ever been an officer or employee of URI or its subsidiaries or had any relationship with URI requiring disclosure as a related party transaction under applicable rules of the SEC. During fiscal year 2011, none of URI’s executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of the URI board; none of URI’s executive officers served as a director of another entity, one of whose executive officers served on the Compensation Committee of the URI board; and none of URI’s executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as a member of the URI board.

Director Independence

In assessing director independence, URI follows the criteria of the NYSE. In addition, and without limiting the NYSE independence requirements, URI applies its own categorical independence standards. Under these standards, URI does not consider a director to be independent if he or she is, or in the past three years has been:

•	employed by URI or any of its affiliates;

•

an employee or owner of a firm that is one of URI’s or any of its affiliates’ paid advisors or consultants (unless URI’s relationship, or the director’s relationship, with such firm does not continue after the director joins the URI board, or URI’s annual payments to such firm did not exceed 1% of such firm’s revenues in any year);

•	employed by a significant customer or supplier;

•	party to a personal service contract with URI or the chairman, chief executive officer or other executive officer of URI or any of its affiliates;

•

an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from URI or any of its affiliates or a direct beneficiary of any donations to such an organization;

•	a relative of any executive officer of URI or any of its affiliates; or

•	part of an interlocking directorate in which the chief executive officer or other executive of URI serves on the board of a third-party entity (for-profit or not-for-profit) employing the director.

A substantial majority of URI’s directors must be independent under URI’s corporate governance guidelines, which are more stringent than NYSE rules in this regard. Ten of URI’s eleven directors have been determined by the Nominating and Corporate Governance Committee (the “Nominating Committee”) and the URI board to be independent under those criteria: Jenne K. Britell; José B. Alvarez; Bobby J. Griffin; Singleton B. McAllister; Brian D. McAuley; John S. McKinney; Jason D. Papastavrou; Filippo Passerini; and Keith Wimbush. In addition, all three RSC director designees have been determined by the Nominating Committee and the URI board to be independent under those criteria: Pierre E. Leroy; James H. Ozanne; and Donald C. Roof. In addition, the URI board has determined that each of these directors and the RSC director designees also meets the categorical independence standards described above. Michael J. Kneeland, URI’s chief executive officer, is not considered independent because he is an employee of URI.

Board Consideration of Director Qualifications

In addition to the independence matters described above, the URI board considered the specific experience, qualifications, attributes and skills of the directors named in this joint proxy statement/prospectus and concluded that based on the aforementioned factors, and including each director’s integrity and collegiality, such directors should serve as directors of URI. Although each director offers a multitude of unique and valuable skills and attributes, including a demonstrated business acumen and an ability to exercise sound judgment, the URI board identified the following specific experience, qualifications, attributes and skills that led the URI board to conclude that such persons should serve as directors.

Mr. Alvarez has held several key management positions with Royal Ahold NV, one of the world’s largest grocery retailers, providing him with business leadership experience in, and valuable knowledge of, the global retail industry. These experiences, together with his other public company directorships and academic credentials in business as a member of the Harvard Business School faculty, allow him to contribute to URI and the URI board a combination of strategic thinking and industry knowledge with respect to marketing and retailing.

Dr. Britell has served in senior management positions with both public and private companies, such as Brock Capital Group LLC, an advisory and investment banking firm where she is a Senior Managing Director, and GE Capital, where she was executive vice president of Global Consumer Finance and president of Global Commercial and Mortgage Banking. She also has significant experience with public company directorships, which provides her with leadership and consensus-building skills to guide the URI board, as well as exposure to a broad array of best practices.

Mr. Griffin has notable business experience in the areas of transportation, logistics and supply chain management, including extensive international experience, due to his past senior leadership positions with Ryder System, Inc. In addition to these attributes, Mr. Griffin’s other public company directorships provide a valuable perspective for the URI board and URI.

Mr. Kneeland has served in a variety of positions in the equipment rental industry for over 30 years, including a number of senior management positions with URI, as well as Free State Industries, Inc. and Equipment Supply Company. He has extensive experience and knowledge of the competitive environment in which URI operates. Further, he has demonstrated strategic and operational acumen that the URI board believes has been of significant value to URI.

Ms. McAllister has served as the general counsel of the United States Agency for International Development and currently heads the federal government relations practice of the law firm Blank Rome LLP. With her vast legal experience, she serves as an important resource to the URI board with regard to legal and regulatory matters. Like other URI board members, Ms. McAllister’s service on other public company boards serves as an important benefit by providing URI a broad perspective at the board level.

Mr. McAuley brings business leadership skills to the URI board from his career in the telecommunications and manufacturing industries, including through his tenure as chairman of Pacific DataVision, Inc. and senior executive positions at Nextel Communications, Inc. and Imagine Tile, Inc. In addition, as a co-founder of Nextel Communications, Inc., Mr. McAuley has also exhibited valuable entrepreneurial abilities. Furthermore, he has extensive financial and accounting experience as a result of his past positions as chief financial officer and controller at public and private companies and as a manager at the accounting firm Deloitte & Touche LLP.

Mr. McKinney has significant accounting and finance experience unique to URI and its industry as a result of his past positions as vice president—finance of URI, chief financial officer and controller of U.S. Rentals Inc., and as a staff auditor and audit manager at the accounting firm Arthur Andersen & Co.

Dr. Papastavrou currently serves as the chief executive officer and chief investment officer of ARIS Capital Management, and has held senior positions at other investment management firms, such as Banc of America Capital Management and Deutsche Asset Management. Collectively, these experiences allow him to contribute to the URI board and URI a valuable perspective on finance-related matters.

Mr. Passerini has gained significant global business and leadership experience in the consumer goods industry as well as valuable knowledge of the global retail industry through his various senior level positions with Procter & Gamble during the past 25 years. Mr. Passerini has particular strength with international operations, which he acquired through his previous executive positions in the United Kingdom, Greece, Italy, Latin America and Turkey.

Mr. Wimbush has gained significant legal experience through his formal legal training at Harvard Law School, as well as his subsequent positions in the legal department of Diageo North America, Inc. and as an adjunct professor of law at Thomas Cooley Law School. He complements his legal experience with experience gained through his former position as the senior client partner with Korn/Ferry International and his current position with DHR International.

Mr. Leroy’s qualifications to sit on the URI board include his experience in finance/accounting/control, general management, industry/customer knowledge, and board experience/governance as demonstrated by his years of experience in capital markets and asset-liability management as well as leading and managing large complex international marketing, engineering, and manufacturing organizations and serving on other public company boards.

Mr. Ozanne’s qualifications to sit on the URI board include his experience in finance/accounting/control, general management, industry/customer knowledge, and board experience/governance as evidenced by his extensive knowledge of business and accounting issues, his experience as an officer and director of various mortgage, finance, asset management, and venture capital organizations, his experience with leasing and rental businesses, and his years of experience serving as the chief executive officer of several public companies.

Mr. Roof’s qualifications to sit on the URI board include his experience in finance/accounting/control, general management, business development/strategic planning, board experience/governance, and other functions, including merchandising and distribution as evidenced by his 35 years of experience serving in executive positions ranging from President/CEO to Executive Vice President/CFO with an international manufacturer of mining equipment and a distributor and retailer of tires and related products, as well as his years of experience serving on the board of directors and audit committees of several public companies.

Management

Members of URI’s senior management team and their ages as of the date of this joint proxy statement/prospectus are as follows:

Name	Age	Position
Michael J. Kneeland	58	President, Chief Executive Officer and Director
William B. Plummer	53	Executive Vice President and Chief Financial Officer
Matthew J. Flannery	47	Executive Vice President—Operations and Sales
Jonathan M. Gottsegen	45	Senior Vice President, General Counsel and Corporate Secretary
Dale A. Asplund	43	Senior Vice President—Business Services
John J. Fahey	45	Vice President—Controller

Members of URI’s senior management team and their ages as of the effective time will include:

Name	Age	Position
Michael J. Kneeland	58	President, Chief Executive Officer and Director
William B. Plummer	53	Executive Vice President and Chief Financial Officer
Matthew J. Flannery	47	Executive Vice President—Operations and Sales

William B. Plummer joined URI as the executive vice president and chief financial officer in December 2008. Before joining URI, Mr. Plummer served as chief financial officer of Dow Jones & Company, Inc., a leading provider of global business news and information services, from September 2006 to December 2007. Prior to Dow Jones & Company, Mr. Plummer was vice president and treasurer of Alcoa Inc., one of the world’s leading producers of aluminum, since 2000. He also held similar executive positions at Mead Corporation and GE Capital, the financial services subsidiary of General Electric. Mr. Plummer is also a director of John Wiley & Sons, Inc.

Matthew J. Flannery was appointed as URI’s executive vice president—operations and sales in April 2011. Mr. Flannery has extensive experience in all areas of URI’s operations, having previously served as senior vice president—operations east, and in two regional vice president roles in aerial operations. Mr. Flannery has also served as a district manager, direct sales manager and branch manager of URI. He has almost two decades of sales, management and operations experience in the rental industry. Mr. Flannery joined URI in 1998 as part of URI’s acquisition of Connecticut-based McClinch Equipment.

Jonathan M. Gottsegen joined URI as the senior vice president, general counsel and corporate secretary in February 2009. Before joining URI, Mr. Gottsegen directed the Corporate and Securities Practice Group at The Home Depot, Inc., the world’s largest home improvement retailer, from 2004 to 2009, where he led a team responsible for oversight of the company’s key legal matters. Prior to The Home Depot, Mr. Gottsegen served as securities counsel for Time Warner Inc., a leading media and entertainment company, from 2003 to 2004, responsible for corporate, securities and corporate governance matters. From 1999 to 2003, Mr. Gottsegen was an associate in the New York office of Kaye Scholer Fierman Hays & Handler in its corporate and securities transactional practice. From 1996 to 1999, Mr. Gottsegen was a senior staff attorney with the SEC in its Division of Corporation Finance.

Dale A. Asplund was promoted to URI’s senior vice president—business services in April 2011. Joining URI in 1998, he has held various senior positions that included responsibility for supply chain, fleet management and shares services. His current position also includes URI’s information technology systems. Mr. Asplund previously worked for United Waste Systems, Inc. as a divisional manager.

John J. Fahey was appointed URI’s vice president—controller in January 2008 and, in that role, continues to serve URI as principal accounting officer, as he has since August 2006. Mr. Fahey joined URI in September 2005 as vice president—assistant corporate controller. His prior experience includes senior positions as manager—corporate business development for Xerox Corporation, a leading document management technology and services company, from June 2003 to September 2005, and vice president and chief financial officer for Xerox Engineering Systems, Inc., a provider of solutions for technical documents, from January 2000 to June 2003. Mr. Fahey has also served as vice president—finance and controller for Faulding Pharmaceutical Company, an international health care company. Mr. Fahey is a licensed certified public accountant who previously served as a general practice manager in accounting and auditing for Deloitte & Touche LLP, one of the four largest international accounting and consulting firms.

Information on Mr. Kneeland is provided above in this section under “—The URI Board”.

Certain Relationships and Related Person Transactions

The URI board has adopted a written policy for the review and approval of any “related party transaction,” which is defined under the policy as any relationship, arrangement, transaction or series of similar transactions between URI and one of URI’s executive officers, directors, director nominees (or their respective immediate family members), 5% stockholders or an entity in which any of the foregoing has a direct or indirect material interest, including transactions requiring disclosure under Item 404(a) of Regulation S-K under the Exchange Act, other than the following:

•	transactions available to all employees generally;

•

transactions where the related party’s interest arises solely from the ownership of URI’s securities and all holders of the securities receive the same benefit on a pro-rata basis, unless, in the case of securities other than URI common stock, related parties participating in the transaction in the aggregate own more than 25% of the outstanding shares or principal amount of the securities;

•	transactions involving (or reasonably expected to involve) less than $120,000 in any 12-month period when aggregated;

•

transactions involving director or executive officer retention, services, benefits or compensation approved or recommended by the Compensation Committee of the URI board or approved by the URI board; or

•

transactions between URI and another entity in which (i) the related party is an immediate family member of a director or executive officer of URI and his or her only relationship with the other entity is as an employee (other than an executive officer) and/or less than 3% beneficial owner of the entity, and (ii) the aggregate amount involved does not exceed 5% of the other entity’s annual revenues.

Any proposed related party transaction will be reviewed and, if deemed appropriate, approved by the Audit Committee of the URI board. When practicable, the review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, if deemed appropriate, ratify the transaction. In either case, the Audit Committee will take into account, among other factors deemed appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. The URI board has also delegated to the chairman of the Audit Committee the authority to approve or ratify related party transactions in which the aggregate amount involved is reasonably expected to be less than $1 million, subject to reporting at the next Audit Committee meeting any such approval or ratification.

Merger Consideration

RSC Common Stock

At the effective time, each share of RSC common stock issued and outstanding immediately prior to the effective time (other than excluded shares and dissenting shares) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a validly issued, fully paid and non-assessable share of URI common stock, in each case without interest. Excluded shares will be cancelled without payment of consideration and dissenting shares will be treated as described immediately below.

Dissenting Shares

As described above, dissenting shares will not be converted into the merger consideration, but rather holders of such dissenting shares will be entitled only to payment of the “fair value” of such dissenting shares in accordance with Section 262 of the DGCL. If any such RSC stockholder fails to perfect or effectively waives, withdraws or loses appraisal rights under the DGCL, the right of such holder to be paid the fair value of its dissenting shares will cease and such dissenting shares will be deemed to have been converted as of the effective time into, and to have become exchangeable solely for the right to receive, the merger consideration provided to the holders of shares of RSC common stock (other than excluded shares and dissenting shares). See “Appraisal Rights” beginning on page     .

Adjustments

If between December 15, 2011 and the effective time, the issued and outstanding shares of RSC common stock or URI common stock are changed into a different number of shares or a different class by reason of any reclassification, stock split, exchange of shares or other similar transaction, or a dividend or distribution thereon is declared with a record date within such period, then the merger consideration described above and other dependent items will be equitably adjusted so as to provide holders of shares of RSC common stock with the same economic effect as contemplated by the merger agreement prior to such event.

If the “threshold percentage” (as defined below) would be less than 40.0%, then the amount of cash that would otherwise be payable to RSC stockholders as cash consideration in connection with the merger, equal to the amount of cash which would be necessary to cause the recomputed threshold percentage to equal 40.0%, shall instead be payable in an equivalent amount of shares of URI common stock, with each such share of URI common stock valued for this purpose at $25.875.

The “threshold percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the product of the aggregate number of shares of URI common stock to be delivered to RSC stockholders in connection with the merger pursuant to the merger agreement, multiplied by $25.875, by (b) the sum of (i) the amount obtained pursuant to clause (a) of this paragraph and (ii) the aggregate amount of cash to be paid to the RSC stockholders in connection with the merger pursuant to the merger agreement, including any payments to dissenting stockholders, in exchange for their shares of RSC common stock.

Solely for purposes of calculating the threshold percentage, dissenting stockholders will be treated as having received an amount of cash equal to $21.60 per dissenting share, or such other amount, which may be higher or lower, as the parties determine in good faith, taking into account that adjustment according to the threshold percentage is intended only to ensure that the merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. It is understood that the actual amount that would be payable to any dissenting stockholder following completion of an appraisal proceeding would be determined in accordance with the applicable provisions of Delaware law, and therefore may be greater or less than $21.60 per share.

Treatment of RSC Options and Restricted Stock Units

Options

At the effective time, each outstanding option (whether vested or unvested, exercisable or unexercisable) to purchase shares of RSC common stock granted under RSC’s stock incentive plan will be converted into an option to purchase the number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such option immediately prior to the effective time by the option exchange ratio (as defined below) (rounded down, if necessary, to a whole share of URI common stock), at an exercise price per share of URI common stock equal to the exercise price of such option divided by the option exchange ratio (rounded up, if necessary, to the nearest whole cent).

The “option exchange ratio” means the sum of (i) 0.2783 and (ii) the quotient determined by dividing $10.80 by the volume-weighted average of the closing sale prices of shares of URI common stock as reported on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the closing date.

Restricted Stock Units

At the effective time, each restricted stock unit award granted under RSC’s stock incentive plan (other than an award held by a member of the RSC board who is not also an employee or officer of RSC) will be converted into the right to acquire the number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such award immediately prior to the effective time by the option exchange ratio (rounded down, if necessary, to a whole share of URI common stock). With respect to the portion of any such restricted stock unit award that conditions vesting on both the achievement of performance measures and service-based vesting conditions, the performance measures will be deemed satisfied at the target level, but the service-based vesting conditions shall continue to apply in accordance with the terms of such award.

At the effective time, each restricted stock unit award granted to a member of the RSC board who is not also an employee or officer of RSC will be cancelled and converted into the right to receive from URI, with respect to each share of RSC common stock covered by such award, (i) an amount in cash, without interest, equal to $10.80 and (ii) 0.2783 of a share of URI common stock (rounded down, if necessary, to a whole share of URI common stock), plus any accrued dividend equivalents (as determined in accordance with the applicable award agreement) in respect of such award with a record date prior to the effective time which have been authorized by RSC and which remain unpaid at the effective time.

Double-Trigger Vesting

In accordance with RSC’s stock incentive plan, all options and restricted stock units that will be converted into awards for URI common stock will contain “double-trigger” vesting. This means that if, following the effective time, the employment of a holder of options or restricted stock units is either involuntarily terminated or “constructively terminated,” the holder’s options and restricted stock units, to the extent then unvested, will become 100% vested (at the target performance level, if applicable). “Constructively terminated” means that the holder resigns from his or her employment following the occurrence of any of the following events, in each case without the holder’s consent:

•	a material reduction in the holder’s base salary or incentive compensation opportunity;

•	a material reduction in the holder’s responsibilities; or

•	the relocation of the holder’s principal place of work to a location that is more than 50 miles from the holder’s principal place of work immediately prior to the effective time.

Merger Economics

As of the date of the merger agreement, the total value of the merger consideration was estimated to be $4.8 billion, including the assumption of RSC’s senior unsecured debt by subsidiaries of URI.

In connection with the merger, RSC stockholders will receive approximately $2.44 billion in total merger consideration, comprising approximately $1.15 billion of cash consideration, shares of URI common stock valued at approximately $1.21 billion (based on the average of the high and low sales prices of URI common stock on February 13, 2012) and RSC stock options and restricted stock units valued at approximately $77 million. Based on the closing price per share of URI common stock on the NYSE on February 13, 2012, a recent trading day prior to the date of this joint proxy statement/prospectus, the value of the total merger consideration to be paid to RSC stockholders in connection with the merger represented approximately $22.29 in value for each share of RSC common stock. The value of the equity component of the merger consideration will fluctuate prior to completion of the merger, so you should obtain current market quotations for the shares of RSC common stock and URI common stock.

The cash portion of the merger consideration, repayment of RSC’s existing senior secured credit facilities and 10% senior secured notes due 2017, and transaction fees and expenses, will be paid with the net proceeds from new debt issuances, drawing on the URI ABL facility and/or cash on hand. URI currently estimates that approximately $2.26 billion of financing will be required to complete the merger and the related transactions but does not take into account the cost of the potential stock buyback discussed under “Risk Factors - The Merger May Not Be Accretive and May Cause Dilution to URI’s Earnings Per Share, Which May Negatively Affect the Market Price of URI Common Stock” beginning on page     . URI currently intends that New URNA will issue $650 million aggregate principal amount of senior secured notes with a maturity of 6 years in a private offering; New URNA will issue $1,550 million aggregate principal amount of senior unsecured notes with maturities of 8 and 10 years in a private offering; and URI will borrow additional funds under the URI ABL facility in an aggregate principal amount of approximately $60 million.

After paying the cash portion of the merger consideration, URI will use a portion of the net proceeds from the financings to repay RSC’s senior secured ABL revolving facility, which had approximately $488 million outstanding as of December 31, 2011, and satisfy and discharge $400 million principal amount of RSC’s 10% senior secured notes due 2017, together with related fees and expenses.

New URNA will assume $503 million principal amount of RSC’s senior notes due 2014, $200 million principal amount of RSC’s senior notes due 2019 and $650 million principal amount of RSC’s senior notes due 2021 in connection with the merger. Taking into account URI’s existing indebtedness, the assumption of RSC’s indebtedness and the indebtedness incurred in connection with financing the merger and related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion, including URI’s subordinated convertible debentures.

Delisting and Deregistration of RSC Common Stock

As a result of the merger, there will no longer be any publicly held shares of RSC common stock. As promptly as reasonably practicable following completion of the merger, RSC common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of such deregistration, RSC will no longer be required to file reports with the SEC or otherwise be subject to the United States federal securities laws applicable to public companies.

Indebtedness of URI Following the Merger

In connection with the merger, URNA and RSC Holdings III, LLC (“RSC III”), an indirect wholly owned subsidiary of RSC, will merge into New URNA (with New URNA as the surviving company) and New URNA will be the successor in interest to URNA’s and RSC III’s obligations under their other indebtedness that will remain outstanding after the merger. The principal amount of RSC III’s indebtedness to be assumed was approximately $1.4 billion as of December 31, 2011. The guarantors of URNA’s existing indebtedness will also become guarantors of RSC’s senior unsecured indebtedness remaining outstanding after the merger. In addition, to the extent that URI elects to utilize a special purpose vehicle (other than New URNA) to issue secured and unsecured notes to finance a portion of the merger, the proceeds from which, together with additional amounts to cover any required redemption of such notes and accrued interest on such notes, would be held in escrow until the effective time, such special purpose vehicle will merge into New URNA (with New URNA as the surviving company) as of the effective time, and New URNA will be the successor in interest to such special purpose vehicle’s obligations under such notes. Taking into account this assumption of indebtedness and the indebtedness incurred in connection with financing the merger and related transactions, URI’s pro forma consolidated indebtedness as of December 31, 2011, after giving effect to the merger, would be approximately $6.8 billion including URI’s subordinated convertible debentures. URI estimates that the annual cash interest payments on such debt would be approximately $500 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” beginning on page     . On a pro forma basis after giving effect to the merger and related transactions and the expected commitment increase under the URI ABL facility of $100 million described below, URI would have had approximately $886 million of available and undrawn capacity under the URI ABL facility.

URI’s increased indebtedness following completion of the merger could adversely affect URI’s operations and liquidity. Among other things, URI’s anticipated consolidated level of indebtedness could make URI more vulnerable to adverse economic and industry conditions, reduce URI’s ability to fund working capital and capital expenditures and take advantage of acquisition opportunities and limit URI’s ability to borrow additional funds to fund working capital, capital expenditures and other general corporate purposes. For a more detailed discussion of potential risks arising from URI’s increased indebtedness following completion of the merger, see “Risk Factors—URI’s Anticipated Level of Indebtedness Will Increase Upon Completion of the Merger and Will Expose URI to Various Risks.”

On February 17, 2012, URNA delivered a notice of requested commitment increase to Bank of America, N.A., as agent under the URI ABL facility, to request a commitment increase in an aggregate principal amount of $100 million under the URI ABL facility. Under the terms of the URI ABL facility, the commitment increase is subject to certain conditions, including the execution of an incremental assumption agreement for the lenders providing the commitment increase.

Upon the completion of the merger or soon thereafter, URI currently expects to increase the commitments under the URI ABL facility by an additional aggregate principal amount of between $100 million and $150 million. In addition, upon the completion of the merger or soon thereafter, URI currently expects to increase the commitments under its accounts receivable securitization facility by an aggregate principal amount of $100 million.

The expected increases in commitments under the URI ABL facility and URI’s accounts receivable securitization facility will provide enhanced liquidity for the combined company following the merger.

As of December 31, 2011, on an actual combined basis as well as on a pro forma basis giving effect to the merger, URI and RSC had an aggregate cash and cash equivalents balance of $41 million. URI does not expect the amount of cash on hand to change significantly upon completion of the merger.

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Subject to certain limited exceptions specified in the URI ABL facility, in the event that availability under the URI ABL facility falls below the greater of 10% of the maximum revolver amount under the URI ABL facility and $150 million, URI would become subject to the financial tests in the URI ABL facility relating to (1) the fixed charge coverage ratio and (2) the ratio of senior secured debt to Adjusted EBITDA (as such ratios are defined in the agreement governing the URI ABL facility). The financial tests in the URI ABL facility are currently inapplicable. If the financial tests in the URI ABL facility become applicable and URI is unable to satisfy the covenants, the lenders under the URI ABL facility could elect to terminate the facility. As a result, URI would likely not have sufficient liquidity for its business needs.

As of December 31, 2011, URI was in compliance with the covenants and other provisions of the URI ABL facility, its accounts receivable securitization facility and the outstanding senior and senior subordinated notes. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on URI’s liquidity and operations.

Subject to certain limited exceptions specified in the URI ABL facility, the financial covenants therein will only apply in the future if availability under the URI ABL facility falls below the greater of 10% of the maximum revolver amount under the URI ABL facility and $150 million. In October 2011, URI amended the URI ABL facility. Since the October 2011 amendment date and through December 31, 2011, availability under the URI ABL facility has exceeded the required threshold and, as a result, these maintenance covenants have been inapplicable.

Certain Contracts between URI and RSC

RSC Equipment Rental, Inc., a wholly owned subsidiary of RSC (which we refer to as “RSC Equipment Rental”), is a party to the Master Agreement, dated as of February 8, 2007, with Wynne Systems, Inc., a subsidiary of URI, pursuant to which Wynne Systems, Inc. grants to RSC Equipment Rental a non-exclusive perpetual, royalty-free license to use Wynne’s RentalMan® software. This agreement is not material, individually or in the aggregate, to either company.

Regulatory Approvals Required for the Merger

Each of URI and RSC has agreed to use its reasonable best efforts to obtain any consent, approval, order, permit, franchise, waiver or license of or by any governmental entity and any other third party that are necessary or advisable under or in respect of any antitrust laws or otherwise required in order to consummate the merger or any of the other transactions contemplated by the merger agreement. These approvals include clearance under, or notices pursuant to, the HSR Act and the Competition Act. As further described in this section below, clearance under the HSR Act and the Competition Act has been obtained.

U.S. Antitrust Filing

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification form with the FTC and the DOJ. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material (“Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier.

URI and RSC each filed its required HSR notification and report forms with respect to the merger on December 21, 2011, commencing the initial 30-calendar-day waiting period. On January 20, 2012, the waiting period under the HSR Act expired.

At any time before or after the merger is completed, either the DOJ or the FTC could take action under the antitrust laws in opposition to the merger, including seeking to enjoin completion of the merger, condition completion of the merger upon the divestiture of assets of URI, RSC or their respective subsidiaries or impose restrictions on URI’s post-merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Canadian Regulatory Approval

Under the Competition Act and the rules promulgated under it, the merger cannot be completed until either the Commissioner has issued an Advance Ruling Certificate which shall not have been rescinded prior to the closing of the merger, or the obligation to give the notice required under Section 114 of the Competition Act has been satisfied and the applicable statutory waiting period has expired or been earlier terminated, and URI has been advised in writing that the Commissioner is of the view that sufficient grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by the merger agreement and that the Commissioner, at that time, does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the agreement, referred to as the “no-action” letter.

URI and RSC each filed its required notification pursuant to Part IX of the Competition Act with respect to the merger on December 21, 2011, commencing the initial 30-calendar-day waiting period. On February 14, 2012, URI received a “no-action letter” from the CCB stating that it does not intend to oppose completion of the merger.

Other Governmental Approvals

URI and RSC are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described in the section entitled “—Regulatory Approvals Required for the Merger.” It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Stock Exchange Listing of URI Common Stock

Under the terms of the merger agreement, URI is required to use its reasonable best efforts to cause the shares of URI common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

All fees and expenses (other than termination fees, the financing failure fee, reimbursable expenses, and expenses related to financing) incurred in connection with the merger agreement, the merger, and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus and the filing fee of the Form S-4 of which this joint proxy statement/prospectus is a part, shall be paid one half by URI and one half by RSC, and URI will reimburse and indemnify RSC for expenses incurred by RSC or its subsidiaries in cooperating with URI to obtain the financing of the merger. See “The Merger Agreement — Effect of Termination” beginning on page     .

The third party fees and expenses expected to be incurred by URI in connection with the merger are estimated to be approximately $45 million in the aggregate. Such expenses include fees paid to URI’s financial advisors, consultants and other advisors, transaction-related accounting and legal fees, printing costs and registration and filing fees, among others. The following table sets forth the estimated third party fees and expenses that URI expects to incur in connection with the merger:

Type of Fee	Amount ($)
Governmental filing fees (SEC, FTC, CCB)	$480,000
Financial, legal, accounting and advisory fees	$44,316,000
Printing and mailing expense	$230,000
Miscellaneous fees and expenses	$200,000

Total	$45,226,000

The third party fees and expenses expected to be incurred by RSC in connection with the merger are estimated to be approximately $39 million in the aggregate. Such expenses include fees paid to RSC’s financial advisors, consultants and other advisors, transaction-related accounting and legal fees, printing costs and registration and filing fees, among others. The following table sets forth the estimated third party fees and expenses that RSC expects to incur in connection with the merger:

Type of Fee	Amount ($)
Governmental filing fees (SEC)	$50,000
Financial, legal, accounting and advisory fees	$39,000,000
Printing and mailing expense	$230,000
Miscellaneous fees and expenses	$200,000
Total	$39,480,000

For a discussion of other fees and expenses RSC expects to incur in connection with the merger, see “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation” beginning on page        .

Material United States Federal Income Tax Consequences of the Merger

The following discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of RSC common stock. The following is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of RSC common stock that hold their RSC common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of RSC common stock in light of their individual circumstances or to holders of RSC common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold RSC common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar; and

•	holders who acquired their shares of RSC common stock as compensation.

If a partnership or other entity taxed as a partnership holds RSC common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger

Based upon the facts and representations contained in the representation letters received from RSC and URI in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, it is the opinion of Paul, Weiss and Sullivan & Cromwell, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and accordingly, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by URI or RSC as a result of the merger;

•

gain (but not loss) will be recognized by U.S. holders of RSC common stock who receive shares of URI common stock and cash in exchange for shares of RSC common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the URI common stock and cash received by a U.S. holder of RSC common stock exceeds such U.S. holder’s basis in its RSC common stock and (ii) the amount of cash received by such U.S. holder of RSC common stock (except with respect to any cash received instead of fractional share interests in URI common stock, which is discussed below under “—Receipt of Cash Consideration Instead of a Fractional Share of URI Common Stock”);

•	the aggregate basis of the URI common stock received by a U.S. holder of RSC common stock in the merger (including fractional shares of URI common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the RSC common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in URI common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in URI common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”); and

•

the holding period of URI common stock received in exchange for shares of RSC common stock (including fractional shares of URI common stock deemed received and redeemed as described below) will include the holding period of the RSC common stock for which it is exchanged.

If a U.S. holder of RSC common stock acquired different blocks of RSC common stock at different times or at different prices, any gain will be determined separately with respect to each block of RSC common stock, and the cash and shares of URI common stock received will be allocated pro rata to each such block of stock.

It is a condition to RSC’s obligation to complete the merger that RSC receives a written opinion of its counsel, Paul, Weiss, dated as of the closing date, to the effect that RSC will not recognize any gain or loss in respect of the merger. It is a condition to URI’s obligation to complete the merger that URI receives an opinion of its counsel, Sullivan & Cromwell, dated as of the closing date, to the effect that RSC will not recognize any gain or loss in respect of the merger. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and on representation letters provided by URI and RSC to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of URI and RSC. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the United States federal income tax consequences of the merger could be adversely affected.

Although these conditions are waivable, neither RSC nor URI currently intends to waive this opinion condition to its obligation to consummate the merger. If, however, either RSC or URI waives this opinion condition after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is declared effective by the SEC, and the change in tax consequences is material, RSC and URI will undertake to recirculate an updated version of this joint proxy statement/prospectus and resolicit proxies from their respective stockholders.

In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of this registration statement will be binding on the Internal Revenue Service (which we refer to as the “IRS”). Neither URI nor RSC intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and consequently, there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of RSC common stock recognize in connection with the merger will constitute capital gain and will constitute long-term capital gain if, as of the closing date, the U.S. holder’s holding period for the relevant shares of RSC common stock is greater than one year. For U.S. holders of RSC common stock that are non-corporate holders, long-term capital gain will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of RSC common stock recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of URI or (ii) such

U.S. holder’s percentage ownership, taking into account constructive ownership rules, in URI after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of URI common stock rather than a combination of cash and shares of URI common stock in the merger. This could happen, for example, because of ownership of additional shares of URI common stock by such holder, ownership of shares of URI common stock by a person related to such holder or a share repurchase by URI from other holders of URI common stock. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of RSC common stock, including the application of certain constructive ownership rules, holders of RSC common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Instead of a Fractional Share of URI Common Stock

A U.S. holder of RSC common stock who receives cash instead of a fractional share of URI common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by URI. As a result, such U.S. holder of RSC common stock will recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of RSC common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of RSC common stock who receives URI common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of RSC common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives URI common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the RSC common stock surrendered and the fair market value of the URI common stock and cash received in the merger. A “significant holder” is a holder of RSC common stock, who, immediately before the merger, owned at least 5% of the total combined voting power or value of the outstanding stock of RSC.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting based on authoritative guidance for business combinations under U.S. GAAP. URI will be considered the acquirer of RSC for accounting purposes. The total purchase price will be allocated to the assets acquired and liabilities assumed from RSC based on their fair values as of the date of the completion of the merger and the excess, if any, being allocated to specific identifiable intangibles acquired or goodwill. Reported financial condition and results of operations of URI issued after completion of the merger will reflect RSC’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of RSC. Following the completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments, including increased amortization expense for acquired intangible assets.

Litigation Relating to the Merger

On December 28, 2011, a complaint was filed in Arizona Superior Court, captioned Israni v. RSC Holdings Inc., CV2011-020579, on behalf of a putative class of RSC’s stockholders against RSC, each member of the RSC board, certain of RSC’s officers, and URI challenging the merger.

The complaint alleges, among other things, that the directors and officers of RSC breached their fiduciary duties by allegedly agreeing to sell RSC at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of RSC. The complaint also alleges RSC and URI aided and abetted in the directors’ and officers’ breach of their fiduciary duties. The complaint seeks injunctive relief and other equitable relief as well as money damages. RSC and URI believe that this suit lacks merit and intend to vigorously defend against these claims.

THE MERGER AGREEMENT

This section summarizes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. As this section is only a summary of the material terms of the merger agreement, we encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about URI and RSC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings URI and RSC make with the SEC, as described in the section entitled, “Where You Can Find More Information,” beginning on page     .

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Factual disclosures about URI and RSC contained in this joint proxy statement/prospectus or in their public reports filed with the SEC may supplement, update or modify the factual disclosures about URI and RSC contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by URI and RSC were qualified and subject to important limitations agreed to by URI and RSC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure letters that URI and RSC delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus.

Merger Consideration

RSC Common Stock

At the effective time, each share of RSC common stock issued and outstanding immediately prior to the effective time (other than excluded shares and dissenting shares) will be converted into the right to receive (i) $10.80 in cash and (ii) 0.2783 of a validly issued, fully paid and non-assessable share of URI common stock, in each case without interest. Excluded shares will be cancelled without payment of consideration and dissenting shares will be treated as described immediately below.

Dissenting Shares

As described above, dissenting shares will not be converted into the merger consideration, but rather holders of such dissenting shares will be entitled only to payment of the “fair value” of such dissenting shares in accordance with Section 262 of the DGCL. If any such RSC stockholder fails to perfect or effectively waives, withdraws or loses appraisal rights under the DGCL, the right of such holder to be paid the fair value of its dissenting shares will cease and such dissenting shares will be deemed to have been converted as of the effective time into, and to have become exchangeable solely for the right to receive, the merger consideration provided to the holders of shares of RSC common stock (other than excluded shares and dissenting shares). See “Appraisal Rights” beginning on page     .

Adjustments

If between December 15, 2011 and the effective time, the issued and outstanding shares of RSC common stock or URI common stock are changed into a different number of shares or a different class by reason of any reclassification, stock split, exchange of shares or other similar transaction, or a dividend or distribution thereon is declared with a record date within such period, then the merger consideration described above and other dependent items will be equitably adjusted so as to provide holders of shares of RSC common stock with the same economic effect as contemplated by the merger agreement prior to such event.

If the “threshold percentage” (as defined below) would be less than 40.0%, then the amount of cash that would otherwise be payable to RSC stockholders as cash consideration in connection with the merger, equal to the amount of cash which would be necessary to cause the recomputed threshold percentage to equal 40.0%, shall instead be payable in an equivalent amount of shares of URI common stock, with each such share of URI common stock valued for this purpose at $25.875.

The “threshold percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the product of the aggregate number of shares of URI common stock to be delivered to RSC stockholders in connection with the merger pursuant to the merger agreement, multiplied by $25.875, by (b) the sum of (i) the amount obtained pursuant to clause (a) of this paragraph and (ii) the aggregate amount of cash to be paid to the RSC stockholders in connection with the merger pursuant to the merger agreement, including any payments to dissenting stockholders, in exchange for their shares of RSC common stock.

Solely for purposes of calculating the threshold percentage, dissenting stockholders will be treated as having received an amount of cash equal to $21.60 per dissenting share, or such other amount, which may be higher or lower, as the parties determine in good faith, taking into account that adjustment according to the threshold percentage is intended only to ensure that the merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. It is understood that the actual amount that would be payable to any dissenting stockholder following completion of an appraisal proceeding would be determined in accordance with the applicable provisions of Delaware law, and therefore may be greater or less than $21.60 per share.

Treatment of RSC Options and Restricted Stock Units

Options

At the effective time, each outstanding option (whether vested or unvested, exercisable or unexercisable) to purchase shares of RSC common stock granted under RSC’s stock incentive plan will be converted into an option to purchase the number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such option immediately prior to the effective time by the option exchange ratio (as defined below) (rounded down, if necessary, to a whole share of URI common stock), at an exercise price per share of URI common stock equal to the exercise price of such option divided by the option exchange ratio (rounded up, if necessary, to the nearest whole cent).

The “option exchange ratio” means the sum of (i) 0.2783 and (ii) the quotient determined by dividing $10.80 by the volume-weighted average of the closing sale prices of shares of URI common stock as reported on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the closing date.

Restricted Stock Units

At the effective time, each restricted stock unit award granted under RSC’s stock incentive plan (other than an award held by a member of the RSC board who is not also an employee or officer of RSC) will be converted into the right to acquire the number of shares of URI common stock determined by multiplying the number of shares of RSC common stock subject to such award immediately prior to the effective time by the option exchange ratio (rounded down, if necessary, to a whole share of URI common stock). With respect to the portion of any such restricted stock unit award that conditions vesting on both the achievement of performance measures and service-based vesting conditions, the performance measures will be deemed satisfied at the target level, but the service-based vesting conditions shall continue to apply in accordance with the terms of such award.

At the effective time, each restricted stock unit award granted to a member of the RSC board who is not also an employee or officer of RSC will be cancelled and converted into the right to receive from URI, with respect to each share of RSC common stock covered by such award, (i) an amount in cash, without interest, equal to $10.80 and (ii) 0.2783 of a share of URI common stock (rounded down, if necessary, to a whole share of URI common stock), plus any accrued dividend equivalents (as determined in accordance with the applicable award agreement) in respect of such award with a record date prior to the effective time which have been authorized by RSC and which remain unpaid at the effective time.

Double-Trigger Vesting

In accordance with RSC’s stock incentive plan, all options and restricted stock units that will be converted into awards for URI common stock will contain “double-trigger” vesting. This means that if, following the effective time, the employment of a holder of options or restricted stock units is either involuntarily terminated or “constructively terminated,” the holder’s options and restricted stock units, to the extent then unvested, will become 100% vested (at the target performance level, if applicable). “Constructively terminated” means that the holder resigns from his or her employment following the occurrence of any of the following events, in each case without the holder’s consent:

•	a material reduction in the holder’s base salary or incentive compensation opportunity;

•	a material reduction in the holder’s responsibilities; or

•	the relocation of the holder’s principal place of work to a location that is more than 50 miles from the holder’s principal place of work immediately prior to the effective time.

Effects of the Merger; Directors; Certificate of Incorporation; By-laws

The merger agreement provides for the merger of RSC with and into URI, upon the terms, and subject to the conditions, set forth in the merger agreement. As the surviving corporation, URI will continue to exist following the merger. Immediately following the effective time (as defined below in this section) of the merger, URI will cause each of RSC Holdings III, LLC, a wholly owned subsidiary of RSC, and United Rentals (North America), Inc., a wholly owned subsidiary of URI, to merge with and into a newly formed wholly owned subsidiary of URI (which we refer to as “New URNA”) upon the terms and subject to the conditions of the merger agreement, with New URNA continuing to exist as the surviving corporation of such mergers.

The URI board will, from and after the effective time, consist of (i) the three RSC director designees and (ii) the directors of URI immediately prior to the effective time until the earlier of their death, resignation or removal or their successors have been duly elected and qualified.

The certificate of incorporation and by-laws of URI as the surviving corporation from and after the effective time will be the certificate of incorporation and by-laws of URI in effect immediately prior to the effective time, in each case until amended in accordance with its terms or by applicable law.

Following the completion of the merger, RSC common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Closing and Effective Time of the Merger

The closing of the merger will take place on the later of (a) the third business day following the day on which the last to be satisfied or waived of the conditions to the merger (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) has been satisfied or waived, (b) the earlier of (i) a date during the marketing period (as described below) specified by URI on no fewer than three business days’ notice to RSC and (ii) the final day of the marketing period, and (c) such other time or date as URI and RSC may mutually agree in writing.

Assuming timely satisfaction of the necessary closing conditions, URI and RSC anticipate that the merger will be completed in the first half of 2012. The merger will become effective at the time when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such later date as URI and RSC may agree and specify in the certificate of merger), which we refer to as the “effective time”.

Exchange and Payment Procedures

At the effective time, URI will (i) deposit with the exchange agent certificates representing the full number of shares of URI common stock issuable pursuant to the merger agreement in exchange for outstanding shares of RSC common stock and (ii) provide or cause to be provided to the exchange agent all of the cash necessary for the exchange agent to pay the aggregate cash consideration payable to the holders of RSC common stock in connection with the merger. Thereafter, URI will make available to the exchange agent any additional amounts necessary to pay cash in lieu of fractional shares in accordance with the merger agreement or to pay dividends or other distributions payable on shares of URI common stock.

As soon as reasonably practicable after the effective time, each record holder of a certificate representing shares of RSC common stock that will have been converted into the merger consideration will be sent a letter of transmittal with instructions for use in effecting the surrender of the certificates for the merger consideration. Upon the effective time, holders of shares of RSC common stock held in book-entry form (other than excluded shares and dissenting shares) will automatically be entitled to receive the merger consideration payable in respect of their shares of RSC common stock, without the need to deliver any stock certificate or executed letter of transmittal in order to receive the merger consideration, and such shares will be cancelled.

No holder of shares of RSC common stock (other than a holder of book-entry shares) will be entitled to receive the merger consideration until such holder delivers a stock certificate and duly completed and executed letter of transmittal to the exchange agent. In the event of a transfer of ownership of shares of RSC common stock not registered in the transfer records of RSC, payment may be made and shares may be issued to a person other than a person in whose name the certificate surrendered is registered if the applicable letter of transmittal is accompanied by all documents reasonably required by URI to evidence and effect such transfer and to evidence that any applicable transfer taxes or other taxes have been paid or are not applicable.

Holders of shares of RSC common stock whose shares are converted into shares of URI common stock in connection with the merger will be entitled to receive any dividends or other distributions payable with respect to their whole shares of URI common stock, without interest, the record date for which is at or after the effective time. If any dividend or distribution is declared at or after the effective time but payment of such dividend or distribution is not made prior to the time of payment and delivery of the merger consideration to holders of RSC common stock, holders of certificated shares of RSC common stock (other than excluded shares and dissenting shares) will be paid any such dividends or distributions, without interest, at the time of surrender of their shares of RSC common stock to the exchange agent and holders of shares of RSC common stock held in book-entry form (other than excluded shares and dissenting shares) will receive such dividends or distributions, without interest, at the time of payment and delivery of the merger consideration to such holders.

From and after the effective time, there will be no transfers on URI’s stock transfer books of shares of RSC common stock that were outstanding immediately prior to the effective time. If, after the effective time, any certificates formerly representing shares of RSC common stock are presented to URI or the exchange agent for any reason, such certificates will be cancelled, and subject to compliance with the exchange procedures set forth in the merger agreement, exchanged for the merger consideration to which such person is entitled to receive pursuant to the merger agreement.

No interest will be paid or accrued on any cash payable upon surrender of a certificate representing shares of RSC common stock. URI and the exchange agent will be entitled to deduct and withhold any applicable taxes from the merger consideration. Any sum that is so withheld will be treated as having been paid to the holder of shares of RSC common stock from which such deduction or withholding was made.

Any portion of the merger consideration deposited with the exchange agent that remains unclaimed by former record holders of RSC common stock for 180 days after the effective time will be delivered to URI, upon demand. Record holders of shares of RSC common stock (other than excluded shares and dissenting shares) who have not complied with the above-described exchange and payment procedures will thereafter only look to URI for payment of the merger consideration and any dividends or distributions payable with respect to such shares, less any required tax withholdings and without payment of any interest. None of URI, the exchange agent or any other person will be liable to any person for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

No certificates representing fractional shares of URI common stock will be issued upon the surrender of RSC common stock. Instead, holders of RSC common stock will receive a cash payment in an amount equal to the product of (A) the amount of the fractional share interests in a share of URI common stock to which such holder is entitled to receive under the merger agreement in respect of its shares of RSC common stock and (B) an amount equal to the volume-weighted average of the closing sale prices of URI common stock as reported on the NYSE composite transactions reporting system for each of the 10 consecutive trading days ending with the last complete trading day prior to the closing date. All fractional shares to which a single record holder of RSC common stock would otherwise be entitled to receive under the merger agreement will be aggregated and calculations will be rounded to three decimal places.

In the event that any certificate representing shares of RSC common stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by URI, the posting by such person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the merger consideration with respect to each share of RSC common stock represented by such certificate.

Marketing Period

The “marketing period” referred to above is the first period of 20 consecutive calendar days after the date of the merger agreement commencing on the date on which and throughout which period (i) URI has received certain financial information required to be provided by RSC under the merger agreement and such financial information is deemed “compliant” under the merger agreement (which we refer to as the “required financial information”), (ii) certain specified conditions (including the RSC stockholder approval and the URI stockholder approval, receipt of the required governmental consents under the HSR Act and the Competition Act, the effectiveness of the Form S-4 and RSC’s performance of its obligations under the merger agreement in all material respects) to the obligations of URI (other than those conditions relating to covenants to be performed at the closing or any other time after any applicable time during such 20 consecutive calendar day period) have been satisfied, and (iii) nothing has occurred and no conditions exist that would cause, or would reasonably be expected to cause, any of the other conditions to URI’s obligations to consummate the merger to fail to be satisfied assuming the closing were to be scheduled for any time during such 20 calendar day period.

The marketing period will be extended to a 30 consecutive calendar day period if URI notifies RSC no later than 30 calendar days prior to the date that the marketing period would otherwise commence that URI reasonably expects to need to market and syndicate a replacement asset based loan facility (as referred to in the commitment letter).

If the marketing period would otherwise have commenced on August 16 or August 26, 2012, but for the failure of certain specified conditions to have been met on such date, then the marketing period will be deemed to have commenced on such dates for purposes of the merger agreement if the specified conditions are met not later than September 1, 2012, and the other requirements of the marketing period are met throughout the required 20 or 30 consecutive calendar day period, as appropriate.

If the marketing period has not ended prior to August 7, 2012, the marketing period will not be deemed to have commenced until August 16, 2012 (if a 30 calendar day marketing period applies) or August 26, 2012 (if a 20 calendar day marketing period applies).

If at any time URI does not have the required financial information throughout and on the last day of such period, then a new 20 or 30 consecutive calendar day marketing period, as appropriate, will commence upon URI’s receipt of updated required information that is compliant.

Financing

URI has agreed to use reasonable best efforts to arrange the financing for the merger on the terms and subject to the conditions described in the commitment letter, dated as of December 15, 2011, with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (which we refer to as the “commitment letter”) and will not permit any amendment, supplement or modification to be made to, or any waiver of any provision under, the commitment letter or related definitive agreements, if such amendment, supplement, modification or waiver:

•	reduces the aggregate amount of the net cash proceeds of the financing; or

•

imposes new or additional conditions, or otherwise amends, modifies or expands any conditions, to the receipt of the financing in a manner that would reasonably be expected to (i) prevent, impede or delay the funding of the financing or the consummation of the merger and the other transactions contemplated by the merger agreement or (ii) adversely impact the ability of URI to enforce its rights against other parties to the commitment letter or related definitive agreements.

However, URI may replace, amend, supplement or modify the commitment letter to add agents, co-agents, lenders, arrangers, joint bookrunners, managers or other entities.

Except to the extent URI has completed a debt offering whose net cash proceeds (held in escrow pending consummation of the merger) replace amounts that were to be provided under the commitment letter, URI has agreed to use reasonable best efforts to:

•	maintain in effect the commitment letter until the merger and other transactions contemplated by the merger agreement are consummated;

•	negotiate and enter into definitive agreements with respect to the commitment letter on terms and conditions no less favorable to URI than those contained in the commitment letter;

•

satisfy (or waive) all conditions and covenants applicable to URI in the commitment letter that are within its control at or prior to the closing, and otherwise comply in all material respects with its obligations under the commitment letters and related definitive agreements; and

•

except to the extent URI otherwise has cash resources, upon satisfaction of the conditions set forth in the commitment letter, consummate the financing under the commitment letter at or prior to the closing of the merger.

URI has agreed to keep RSC reasonably informed, on a reasonably current basis, of the status of the financing (or any replacement thereof) and will give RSC prompt notice: (i) of any material breach or default by any party to any of the commitment letter or related definitive agreements of which URI becomes aware, (ii) of the receipt of any written notice or other written communication from any financing source with respect to any (a) material breach of any of its obligations under the commitment letter or default, termination or repudiation by any party to any of the commitment letter or related definitive agreements or (b) material dispute or disagreement between or among any parties to any of the commitment letter or related definitive agreements with respect to the obligation to fund the financing or the amount of the financing to be funded at closing of the merger (but excluding any ordinary course negotiations with respect to the terms of the commitment letter or any related definitive agreement), and (iii) if at any time for any reason URI believes in good faith that it will not be able to obtain all or any portion of the financing on the terms and conditions, in the manner or from the sources contemplated by any of the commitment letter or related definitive agreements.

If any portion of the financing for the merger becomes unavailable on the terms and conditions contemplated in the commitment letter, URI has agreed to use its reasonable best efforts to arrange and obtain alternative financing on terms and subject to conditions that are not materially less favorable, in the aggregate, than those set forth in the commitment letter, in an amount sufficient, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the merger and other transactions contemplated by the merger agreement as promptly as practicable after the occurrence of such event. However, URI has the right from time to time to substitute other debt financing for all or any portion of the financing to be provided under the commitment letter, from the same and/or alternative funding source, so long as such substitution does not expand upon in any material respect the conditions precedent or contingencies to the funding on the closing date of the financing as set forth in the commitment letter or reasonably be expected to cause any delay of the consummation of the transactions contemplated thereby.

RSC has agreed to, and has agreed to cause its subsidiaries to, use reasonable best efforts to cause its and their representatives to, provide to URI, on a timely basis, all cooperation in connection with (i) the arrangement and syndication of the financing for the merger (including the marketing efforts in connection therewith) and (ii) the repayment of any indebtedness of RSC and its subsidiaries as may be reasonably requested by URI, including by:

•	providing reasonable cooperation with the marketing efforts of URI and lenders or initial purchasers for any of the financing under the commitment letter;

•

assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (to the extent relating to RSC and its subsidiaries), registration statements, prospectuses, road show presentations and similar documents reasonably necessary or advisable in connection with the financing and offering of equity securities of URI contemplated by the merger agreement;

•	assisting with the preparation of definitive financing documents and providing the financing sources with reasonable access to the properties, books and records of RSC and its subsidiaries;

•

using commercially reasonable efforts to cause its independent auditors to provide, consistent with customary practice, (A) consent to SEC filings and offering memoranda that include or incorporate RSC’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary auditors reports and customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to RSC and its subsidiaries, (B) reasonable assistance in the preparation of pro forma financial statements by URI and (C) reasonable assistance and cooperation to URI, including attending accounting due diligence sessions;

•

providing financial and other pertinent information regarding RSC and its subsidiaries reasonably requested, including unaudited consolidated monthly financial statements to the extent RSC and its subsidiaries customarily prepare such financial statements;

•	providing and executing documents as may be reasonably requested by URI (excluding legal opinions and solvency certificates);

•

using reasonable best efforts to permit the financing sources and other prospective lenders involved in the financing to evaluate RSC’s current assets, cash management and accounting system, policies and procedures relating thereto for the purpose of establishing collateral arrangements as of the closing of the merger, including account control agreements;

•

reasonably cooperating with the financing sources and their respective agents with respect to their due diligence, including by giving access to documentation reasonably requested by persons in connection with capital markets transactions;

•

furnishing URI and the financing sources promptly with all documentation and other information required by any governmental entity with respect to the financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and in any event at least five days prior to the closing date;

•	providing customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders;

•

arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at the closing of the merger providing for the payoff, discharge and termination on the closing date of all indebtedness of RSC or any of its subsidiaries contemplated by the commitment letter to be paid off, discharged and terminated on the closing date (subject to receipt from URI of the funds necessary to effectuate the payoff contemplated by such payoff letters, lien terminations and instruments of discharge);

•	using commercially reasonable efforts to assist URI in obtaining opinions of local counsel to RSC or any of its subsidiaries to the extent reasonably requested by URI to effect the financing;

•	facilitating the execution and delivery at the closing of the merger of definitive documents related to the financing on the terms contemplated by the commitment letter;

•

subject to the occurrence of closing of the merger, to the extent reasonably requested by URI, causing the taking of corporate actions by RSC and its subsidiaries reasonably necessary to permit the completion of the financing; and

•	using commercially reasonable efforts to assist in delivery of inventory appraisals and field audits.

RSC and its subsidiaries have also agreed to reasonably cooperate and provide information and assistance reasonably requested by URI in order for URI to increase availability under its receivables facility and asset-based credit facility at the closing of the merger to take into account receivables, equipment and other assets of RSC and its subsidiaries, including assisting lenders under those facilities in related diligence, and cooperate with URI in taking steps needed to create and perfect security over such assets, effective on the closing date.

URI has agreed to (i) promptly upon RSC’s request reimburse all reasonable out-of-pocket costs and expenses incurred by RSC or any of its subsidiaries in connection with their cooperation in the financing and (ii) indemnify and hold harmless RSC, its subsidiaries and their respective representatives from and against any and all costs suffered or incurred in connection with the arrangement of the financing or any alternative financing and any information utilized in connection therewith (other than information provided in writing by RSC or its subsidiaries expressly for use in connection with the financing or alternative financing).

URI has represented and warranted that on the date of the merger agreement, it estimated that it would need to borrow $95 million under its asset-based loan facility at the closing of the merger to provide it with sufficient funds, when taken together with the amount available under the bridge facility commitments under the commitment letter (or offering of debt securities in lieu thereof), to fund the cash portion of the merger consideration, pay fees and expenses and refinance RSC’s debt contemplated in the commitment letter to be refinanced on the closing date. URI has agreed to use reasonable best efforts to ensure that such amount is available to be drawn at all times. See “Description of Financing” beginning on page      for more information.

Representations and Warranties of RSC

RSC has made customary representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement and the matters contained in the disclosure letter delivered by RSC in connection with the merger agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority of RSC and each of its subsidiaries to carry on their business;

•	RSC’s capitalization;

•	the absence of any liens or encumbrances on RSC’s ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities having the right to vote with RSC stockholders on any matters;

•

RSC’s corporate power and authority to execute and deliver the merger agreement and, subject only to the approval of RSC’s stockholders, to perform and comply with its obligations thereunder and consummate the transactions contemplated thereby;

•

the unanimous approval and declaration of advisability of the merger agreement and the merger and other transactions contemplated thereby by the RSC board, and the RSC board’s recommendation that the RSC stockholders adopt the merger agreement and approve the merger and other transactions contemplated thereby at the RSC stockholders meeting;

•

the absence of any conflict with, or violation or breach of, or default under (or similar result with respect to) the governing documents of RSC or any of its subsidiaries, applicable law or certain agreements to which RSC or any of its subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject, as a result of RSC’s entering into and performing under the merger agreement and the transactions contemplated thereby;

•

the absence of any required governmental consents, approvals, notices and filings, except for this joint proxy statement/prospectus, the filing of notifications by RSC pursuant to the HSR Act and Part IX of the Competition Act and the receipt, expiration or termination, as applicable, of approvals or waiting periods required on such acts, the filing of the certificates of merger with the Secretary of State of the State of Delaware in respect of the mergers, any notice pursuant to the rules and regulations of the NYSE, and other customary filings, approvals and notices in connection with the transaction which, if not obtained or made, would not reasonably be expected to have a material adverse effect on RSC or materially impair its ability to perform its obligations under the merger agreement;

•

compliance of RSC’s SEC filings since December 31, 2009 with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 and the preparation of financial statements included therein in accordance with GAAP;

•	compliance of RSC since December 31, 2010 in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE;

•	RSC’s disclosure controls and procedures and internal controls over financial reporting;

•	since December 31, 2010, the absence of material written complaints, or to RSC’s knowledge, material oral complaints from any source regarding accounting, internal controls or auditing matters;

•

since December 31, 2010, the absence of any change in the business, financial condition or results of operation of RSC and its subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on RSC;

•

since December 31, 2010 through the date of the merger agreement, (i) the conduct of business of RSC and its subsidiaries in accordance with the ordinary course consistent with past practice and (ii) the absence of certain actions taken by RSC or any of its subsidiaries which, if taken after the date of the merger agreement, would require URI’s consent under the merger agreement;

•	the absence of legal proceedings, investigations and governmental orders against RSC or its subsidiaries;

•	material contracts and the absence of any default under any material contract;

•	permits and compliance with laws;

•	the absence of certain undisclosed liabilities;

•	environmental matters;

•	certain labor relations and employment matters;

•	employee benefit plans and agreements;

•	tax matters;

•	real property;

•	intellectual property;

•	required stockholder approval;

•	actions taken by the RSC board to render inapplicable to the merger agreement and the transactions contemplated thereby all potentially applicable state anti-takeover statutes or regulations;

•

absence of material misstatements or omissions with respect to information supplied by RSC or any of its subsidiaries specifically for inclusion or incorporation by reference in the Form S-4 and this joint proxy statement/prospectus;

•	the absence of any undisclosed broker’s or finder’s fees;

•	the receipt of opinions from Barclays Capital and Goldman Sachs;

•	absence of undisclosed affiliate transactions;

•	insurance matters; and

•

acknowledgment as to the absence of any representations and warranties, other than the specific representations and warranties of URI contained in the merger agreement (subject to URI’s disclosure letter delivered in connection with the merger agreement and URI’s SEC filings) with respect to the business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics of URI, or as to the accuracy or completeness of any of the information (including any projections, estimates or other forward-looking information) provided by URI.

Many of RSC’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “material adverse effect,” which means any change, event, effect, development, state of facts, condition, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of RSC and its subsidiaries, taken as a whole, other than (A) any such change, event, effect, development, state of facts, condition, occurrence or circumstance to the extent resulting from:

•	any changes in general economic, or financial, credit, capital or banking markets or conditions (including any disruption thereof);

•	any changes in interest, currency or exchange rates or the price of any security, commodity or market index;

•	any changes in the conditions generally affecting the industries in which RSC and its subsidiaries operate;

•	any changes in legal or regulatory conditions, including changes or proposed changes in law, GAAP or other accounting principles or requirements, or the interpretation or enforcement thereof;

•

any decrease of the ratings or the ratings outlook for RSC or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease (without giving effect to the underlying causes giving rise to or contributing to any such decrease or preventing any of such underlying causes from being taken into account in determining whether a “material adverse effect” has occurred);

•

any change resulting from the announcement of the merger agreement, including any loss of, or adverse change in, the relationship of RSC and/or its subsidiaries with any persons with whom they transact business;

•

any outbreak, escalation or occurrence of major hostilities after the date of the merger agreement in which the United States is involved or any acts of terrorism within the United States or directed against its facilities or citizens wherever located;

•	the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters;

•	compliance by RSC and its subsidiaries with the terms of the merger agreement, including the failure to take any action restricted by the merger agreement; or

•	any actions taken, or not taken, by RSC or any of its subsidiaries with the consent or waiver of URI;

provided, however, that the exceptions provided in the first, second, third, seventh and eighth bullet points above shall not apply to the extent that any such change, effect, event, development, state of facts, condition, occurrence or circumstance disproportionately affects RSC and/or its subsidiaries relative to other participants in the industries in which RSC and its subsidiaries participate (but only to the extent of such disproportionality); or (B) any failure, in and of itself, of RSC to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of shares of RSC common stock (without giving effect to the underlying causes giving rise to or contributing to any such failure or decrease or preventing any of such underlying causes from being taken into account in determining whether a “material adverse effect” has occurred); or (ii) has prevented, materially delayed or materially impaired and would reasonably be expected to prevent, materially delay or materially impair the ability of RSC to consummate the merger and other transactions contemplated by the merger agreement.

Representations and Warranties of URI

The merger agreement also contains customary representations and warranties made by URI that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement. The representations and warranties of URI relate to, among other things:

•	due organization, existence, good standing and authority of URI and its subsidiaries to carry on their business;

•	URI’s capitalization;

•	the absence of any liens or encumbrances on URI’s ownership of the equity interests of its subsidiaries;

•

URI’s corporate power and authority to execute and deliver the merger agreement and, subject only to the approval of URI’s stockholders, to perform and comply with its obligations thereunder and consummate the transactions contemplated thereby;

•

the unanimous approval and declaration of advisability of the merger agreement and the merger and other transactions contemplated thereby by the URI board, and the URI board’s recommendation that the URI stockholders adopt the merger agreement and approve the merger, the issuance of URI common stock in connection with the merger, and the other transactions contemplated thereby at the URI stockholders meeting;

•

the absence of any conflict with, or violation or breach of, or default under (or similar result with respect to) the governing documents of URI or any of its subsidiaries, applicable law or certain agreements to which URI or any of its subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject, as a result of URI’s entering into and performing under the merger agreement and the transactions contemplated thereby (including the transactions contemplated by the financing commitments described above under “—Financing” beginning on page     );

•

the absence of any required governmental consents, approvals, notices and filings, except for this joint proxy statement/prospectus, the filing of notifications by URI pursuant to the HSR Act and Part IX of the Competition Act and the receipt, expiration or termination, as applicable of approvals or waiting periods required on such acts, the filing of the certificates of merger with the Secretary of State of the State of Delaware in respect of the mergers, any notice pursuant to the rules and regulations of the NYSE, and other customary filings, approvals and notices in connection with the transaction which, if not obtained or made, would not reasonably be expected to have a material adverse effect on URI or materially impair its ability to perform its obligations under the merger agreement;

•

compliance of URI’s SEC filings since December 31, 2009 with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the preparation of financial statements included therein in accordance with GAAP;

•	compliance of URI since December 31, 2010 in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE;

•	URI’s disclosure controls and procedures and internal controls over financial reporting;

•	since December 31, 2010, the absence of material written complaints, or to URI’s knowledge, material oral complaints from any source regarding accounting, internal controls or auditing matters;

•

since December 31, 2010, the absence of any change in the business, financial condition or results of operation of URI and its subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on URI;

•

since December 31, 2010 through the date of the merger agreement, (i) the conduct of business of URI and its subsidiaries in accordance with the ordinary course consistent with past practice and (ii) the absence of certain actions taken by URI or any of its subsidiaries which, if taken after the date of the merger agreement, would require RSC’s consent under the merger agreement;

•	the absence of legal proceedings, investigations and governmental orders against URI or its subsidiaries;

•	compliance with laws;

•	the absence of certain undisclosed liabilities;

•	environmental matters;

•

absence of material misstatements or omissions with respect to information supplied by URI or any of its subsidiaries specifically for inclusion or incorporation by reference in the Form S-4 and this joint proxy statement/prospectus;

•	ability to finance the transaction;

•	sufficiency of funds;

•	validity and enforceability of the commitment letter;

•	the absence of any default under the commitment letter;

•	the absence of contingencies related to the funding of the financing other than as set forth in the commitment letter;

•	payment of fees under the commitment letter;

•	the absence of any undisclosed broker’s or finder’s fees;

•	required stockholder approval;

•	tax matters;

•	insurance matters;

•	absence of regulatory impediments;

•

absence of any arrangement between URI or any of its subsidiaries and any member of RSC’s management or the RSC board, other than the merger agreement and the voting agreement among URI and the Oak Hill Stockholders, relating to the transactions contemplated by the merger agreement or the operations of the surviving corporation after consummation of the merger;

•

absence of any beneficial ownership in RSC common stock or any securities convertible, exchangeable or exercisable into RSC common stock by URI or any of its subsidiaries and inapplicability of “interested stockholder” provisions of Section 203 of the DGCL to URI or any of its subsidiaries; and

•

acknowledgment as to the absence of any representations and warranties, other than the specific representations and warranties of RSC contained in the merger agreement (subject to RSC’s disclosure letter delivered in connection with the merger agreement and RSC’s SEC filings) with respect to the business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics of RSC, or as to the accuracy or completeness of any of the information (including any projections, estimates or other forward-looking information) provided by RSC.

Many of URI’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “material adverse effect,” which term has the same meaning with respect to URI and its subsidiaries as the comparable term under the section “—Representations and Warranties of RSC.”

Conduct of RSC’s Business Pending the Merger

Under the merger agreement, RSC has agreed that, subject to certain exceptions set forth in the disclosure letter delivered by RSC in connection with the merger agreement, or as expressly contemplated by the merger agreement or to the extent required by applicable law, during the period from the date of the merger agreement until the effective time, unless consented to in writing in advance by URI (which consent cannot be unreasonably withheld, conditioned or delayed), RSC shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and use its reasonable best efforts to maintain its material rights, franchises, licenses, permits, approvals and to maintain its existing relationships and goodwill with its employees, customers, suppliers, distributors, creditors, landlords and others having business dealings with it, in each case in all material respects.

Subject to certain exceptions set forth in the merger agreement and the matters contained in the disclosure letter delivered by RSC in connection with the merger agreement, or as expressly contemplated by the merger agreement or to the extent required by applicable law, during the period from the date of the merger agreement until the effective time, RSC will not, and RSC will not permit its subsidiaries to, take any of the following actions without URI’s written consent (which cannot be unreasonably withheld, delayed or conditioned):

•

declare, set aside, pay or make any dividends or other distributions (other than dividends or distributions by a direct or indirect wholly owned subsidiary of RSC to RSC or to another direct or indirect wholly owned subsidiary of RSC), split, combine, subdivide or reclassify, or issue or authorize the issuance of any other securities in respect of, or purchase, redeem or otherwise acquire any shares of its capital stock;

•

issue, deliver, sell, grant, pledge, dispose of, transfer or otherwise encumber any shares of capital stock (or securities convertible or exchangeable into capital stock, or any options, warrants or other rights to acquire shares of capital stock or convertible or exchangeable securities) of RSC or any of its subsidiaries (with customary exceptions);

•	amend the organizational documents of RSC or any of its subsidiaries or enter into or amend any stockholders agreement or similar agreement relating to the capital stock of RSC and its subsidiaries;

•	merge or consolidate RSC or its subsidiaries with any other person;

•

acquire securities, assets, properties or rights from any person other than acquisitions for a purchase price of $5 million or less individually and that, individually or in the aggregate, would not reasonably be expected to materially reduce the value of RSC and its subsidiaries, taken as a whole, or adversely affect completion of the merger;

•

make any loans or advances to any person (other than advances to employees in the ordinary course of business consistent with past practice for reimbursement of expenses) or make any capital contributions or investments in any person other than RSC or its wholly owned subsidiaries;

•

transfer, sell, lease, assign, license, grant, mortgage, pledge, encumber, divest or otherwise dispose of, all or any part of its assets, licenses, operations, rights, businesses or properties or interests therein, other than in the ordinary course of business consistent with past practice and subject to other customary exceptions;

•

redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person or issue debt securities (other than indebtedness for borrowed money under RSC’s existing credit facilities);

•	make or authorize capital expenditures except in the ordinary course of business consistent with past practice;

•

settle or compromise, or offer or propose to settle or compromise, any action, suit, claim, allegation, proceeding, arbitration, mediation, audit, inquiry or investigation where the amount in settlement or compromise, in each case, does not exceed a specified amount;

•

other than in the ordinary course of business consistent with past practice, enter into any material contract, terminate, amend, supplement or modify in any material respect any material contract or rights or obligations thereunder or waive, release or cancel any material debts or waive, release, cancel, transfer or assign any material claims held by it under any material contract;

•	enter into any joint venture, partnership or other similar arrangement with any person;

•

adopt, enter into, modify, amend or grant any waiver or consent under any benefit plan, increase the compensation, bonus, pension, welfare, or benefits of any of the current or former directors, officers, employees or consultants of RSC or any of its subsidiaries, other than increases to any such individuals who are not directors or officers of RSC or any of its subsidiaries in the ordinary course of business consistent with past practice that do not exceed 3% in the aggregate, enter into any new severance or termination pay arrangements with any employee, remove any existing restrictions in or grant new awards under any benefit plans or awards made thereunder, take any action to accelerate the vesting or payment of any compensation or benefit or pay any amount or benefit not required by any benefit plan or in excess of the amount earned based on actual performance or legally required;

•

make any change in non-tax accounting methods, make or change any material tax election, settle or compromise any material tax liability, amend any material tax return, change any material method of tax accounting, enter into any material closing agreement with respect to any tax or surrender any right to claim a material tax refund;

•

enter into any contract or transaction with (i) any officer or director of RSC or any of its subsidiaries, (ii) any affiliate or family member of any such officer or director or (iii) any record or beneficial owner of 5% or more of the voting securities of RSC;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

•

enter into or otherwise become bound by any contract containing non-compete or similar provisions that would restrict or limit, in any material respect, the ability of RSC or any of its subsidiaries from conducting its business in any manner or in any geographical area from and after the effective time;

•	fail to maintain in full force and effect insurance that, to RSC’s knowledge, is customary in the industry and complies with applicable governmental regulations;

•	enter into any new line of business, directly or indirectly;

•	adopt, enter into, modify, amend or terminate any collective bargaining agreement or labor contract; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Conduct of URI’s Business Pending the Merger

Under the merger agreement, URI has agreed that, subject to certain exceptions set forth in the the disclosure letter delivered by URI in connection with the merger agreement, or as expressly contemplated by the merger agreement or to the extent required by applicable law, during the period from the date of the merger agreement until the effective time, unless consented to in writing in advance by RSC (which consent cannot be unreasonably withheld, conditioned or delayed), URI shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and use its reasonable best efforts to maintain its material rights, franchises, licenses, permits, approvals and to maintain its existing relationships and goodwill with its employees, customers, suppliers, distributors, creditors, landlords and others having business dealings with it, in each case in all material respects.

Subject to certain exceptions set forth in the merger agreement and the matters contained in the disclosure letter delivered by URI in connection with the merger agreement, or as expressly contemplated by the merger agreement or to the extent required by applicable law, during the period from the date of the merger agreement until the effective time, URI will not, and URI will not permit its subsidiaries to, take any of the following actions without RSC’s written consent (which cannot be unreasonably withheld, delayed or conditioned):

•

declare, set aside, pay or make any dividends or other distributions (other than dividends or distributions by a direct or indirect wholly owned subsidiary of URI to URI or to another direct or indirect wholly owned subsidiary of URI), split, combine, subdivide or reclassify, or issue or authorize the issuance of any other securities in respect of, or purchase, redeem or otherwise acquire any shares of its capital stock;

•

issue, deliver or sell any shares of capital stock (or securities convertible or exchangeable into capital stock) of URI or any of its subsidiaries at less than fair market value other than to directors or employees in the ordinary course;

•	amend the organizational documents of URI or any of its subsidiaries in a manner that would adversely affect RSC stockholders relative to other URI stockholders;

•	take or omit to take any action to cause shares of URI common stock to cease to be eligible for listing on the NYSE;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

•	fail to maintain in full force and effect insurance that, to URI’s knowledge, is customary in the industry and complies with applicable governmental regulations;

•

acquire or enter into any agreement to acquire any business or business division or enter into any agreement that would reasonably be expected to cause the consents required to be obtained under the HSR Act and the Competition Act not to be obtained prior to the termination date (see “—The Merger Agreement—Termination” beginning on page     ) or materially delay the receipt of such consents; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

As indicated in this section under “—Further Efforts,” clearances under the HSR Act and the Competition Act have been obtained.

Stockholders Meetings

RSC and URI are each required to take all actions necessary to convene a stockholders meeting to consider and vote on the proposals related to the merger to be considered by their respective stockholders as soon as reasonably practicable after the Form S-4 of which this joint proxy statement/prospectus is a part is declared effective, use its reasonable best efforts to obtain approval of such matters at the relevant stockholders meeting and include its board recommendation in this joint proxy statement/prospectus, unless its board of directors has changed its recommendation of the merger agreement in light of an “intervening event” or “superior proposal” (each as defined in “—Solicitation of Acquisition Proposals” beginning on page     ).

RSC and URI may postpone, recess or adjourn its stockholders meeting to a later date with the consent of the other party, for the absence of a quorum, to allow reasonable additional time for the filing, distribution and review of any supplemental or amended disclosure which its board has determined in good faith after consultation with outside counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party’s stockholders prior to the applicable stockholders meeting or if RSC terminates the merger agreement or changes its board recommendation.

Access to Information; Confidentiality

Subject to certain exceptions, and upon reasonable prior notice, RSC will afford URI reasonable access to all its and its subsidiaries’ properties, books, contracts, commitments, personnel and records as may reasonably be requested.

Solicitation of Acquisition Proposals

Each party has agreed in the merger agreement to immediately cease and cause its subsidiaries and their respective directors, officers, employees, agents and representatives acting on their behalf (which we refer to collectively as “representatives”) to immediately cease all existing activities, discussions or negotiations with any person conducted prior to December 15, 2011 with respect to any acquisition proposal (as defined in this section below).

During the applicable no-shop period (as described below), none of RSC, URI or any of their respective subsidiaries, or any of their respective directors or officers may, and each of RSC and URI will instruct and use reasonable best efforts to cause its and its subsidiaries’ respective representatives not to, directly or indirectly, solicit, initiate or knowingly encourage inquiries or proposals that constitute, or are reasonably likely to constitute, acquisition proposals, or engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide non-public information in connection with, any acquisition proposal or otherwise knowingly cooperate with or facilitate any effort or attempt to make an acquisition proposal. Any breach of these restrictions by the officers, directors or representatives of RSC or URI or their respective subsidiaries will be treated as a breach of the merger agreement by RSC or URI, as the case may be.

RSC’s no-shop period began on December 15, 2011 and will end at the earlier of the effective time or the termination of the merger agreement in accordance with its terms. URI’s no-shop period began on December 15,

2011 and will end at the earlier of the date the URI stockholder approval is obtained or the termination of the merger agreement in accordance with its terms. However, if at any time during the applicable no-shop period either party receives an acquisition proposal from any person in circumstances that did not involve a material breach of such party’s no-shop obligations (and in the case of an acquisition proposal made to RSC prior to receipt of the RSC stockholder approval), such party may in response to such acquisition proposal and subject to compliance with such party’s no-shop provisions (notwithstanding the preceding two paragraphs):

•

provide non-public information in response to a request from the person making the acquisition proposal if such party receives from such person an executed confidentiality agreement in customary form and with terms no less restrictive in the aggregate to such person than those contained in the confidentiality agreement between RSC and URI (and in the case of an acquisition proposal made to RSC, RSC provides to URI prior to or contemporaneously with the delivery of such information to such person a copy of all such material information that was not previously provided to URI);

•

request information from such person for the sole purpose of the RSC board or URI board, as applicable, informing itself about the acquisition proposal that has been made and the person that made it; and

•	engage or participate in any discussions or negotiations with such person,

if and only to the extent that before taking any of the actions described in the first and third bullet points above, the RSC board or URI board, as applicable, (x) determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the terms and conditions of such acquisition proposal and the merger agreement, it is necessary to take such action in order to comply with its fiduciary obligations to its stockholders under applicable law and (y) also determines in good faith based on the information then available (after consultation with its financial advisor) that such acquisition proposal either is a superior proposal or is reasonably likely to result in a superior proposal.

Except as expressly permitted by the merger agreement (as described below), none of the RSC board, URI board or any of their respective committees may:

•

qualify or modify in any manner adverse to the other party or withhold or withdraw its recommendation that its stockholders adopt the merger agreement (and, in the case of URI only, approve the issuance of URI common stock to RSC stockholders in connection with the merger) (which we refer to as such party’s “board recommendation”), or resolve to or make or cause to be made any public statement proposing or announcing an intention to take such action;

•

fail to publicly affirm upon the other party’s request such party’s board recommendation as promptly as practicable (but in any event within five business days) after receipt or public announcement of any acquisition proposal;

•	make any other public statement in connection with such party’s special meeting to be held in connection with the merger that is inconsistent with such party’s board recommendation;

•	approve, adopt, recommend, or resolve or publicly propose to approve, adopt or recommend, any acquisition proposal; or

•

in the case of RSC, cause or permit RSC or any of its subsidiaries to enter into any agreement (other than a confidentiality agreement as described above) relating to, or that is intended to or could reasonably be expected to lead to, any acquisition proposal.

Any action described in the first four bullet points above (which we refer to as a “change of recommendation”) will not change in any respect the approval of the merger agreement or any other approval of the RSC board or URI board, as applicable, with respect to the merger agreement or the other transactions contemplated by the merger agreement, including any change that would have the effect of causing any state takeover statute to be applicable to the transactions contemplated by the merger agreement.

The RSC board or URI board may, as applicable, in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts occurring or arising after the date of the merger agreement that did not exist or was not actually known, appreciated or understood by such party’s board as of the date of the merger agreement (which we refer to as an “intervening event”), or in response to a superior proposal (as defined in this section below) made in material compliance with such party’s no-shop obligations:

•	make a change of recommendation; or

•	terminate the merger agreement and enter into an alternative acquisition agreement with respect to a superior proposal,

if, and only if, prior to taking any such action, the RSC board or URI board, as applicable, determines in good faith, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, that, in light of such intervening event or superior proposal, if the merger agreement is not amended, it would be necessary to take such action in order to comply with its fiduciary obligations to its stockholders under applicable law and delivers written notice to the other party of its intention to take such action. In the event RSC takes such action:

•

such notice will specify in reasonable detail the reasons for RSC’s action, including a copy of any alternative acquisition agreement and any related documents or a description in reasonable detail of such intervening event;

•

RSC will make its representatives reasonably available in advance for a five business day negotiation period to negotiate with URI (to the extent URI desires to negotiate) possible amendment of the merger agreement as would permit RSC, in order to comply with its fiduciary obligations to RSC stockholders under applicable law, not to effect a change of recommendation or to terminate the merger agreement;

•	the RSC board will consider in good faith any written proposal made by URI to amend the merger agreement during the negotiation period; and

•	after the expiration of the negotiation period, the RSC board must have determined in good faith that

(A)	in the case of a superior proposal, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, such superior proposal still constitutes a superior proposal and after taking into account the advice of its outside legal counsel, in light of such superior proposal, it would be necessary to make a change of recommendation or terminate the merger agreement to comply with its fiduciary obligations to RSC stockholders under applicable law. If the financial or other material terms of a superior proposal are amended, RSC is required to deliver to URI a new written notice, attaching a copy of the new alternative acquisition agreement relating to such proposal, and the negotiation period will be extended by an additional three business days); and

(B)	in the case of an intervening event, after taking into account the advice of its outside legal counsel, in light of such intervening event, it would be necessary for the RSC board or the URI board, as applicable, to make a change of recommendation to comply with its fiduciary obligations to its stockholders under applicable law.

During the no-shop period, neither URI nor RSC may terminate, amend, modify or waive any provision of any confidentiality, standstill or similar agreement related to a possible acquisition proposal entered into by such party or any of its subsidiaries prior to the date of the merger agreement.

In this joint proxy statement/prospectus, we refer to as an “acquisition proposal” any proposal, offer, inquiry or indication of interest, whether in written form or otherwise, relating to or that could reasonably be expected to lead to:

•

any direct or indirect sale, lease, transfer or disposition in a transaction or series of related transactions of any assets that constitute 15% or more of RSC’s (or URI’s) consolidated revenues, net income or total assets or 15% or more of the total voting power of RSC (or URI) or any of its subsidiaries;

•	any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total voting power of RSC (or URI); or

•

any merger, consolidation, business combination, recapitalization, reorganization, issuance, share exchange or similar transaction involving RSC (or URI) or any of its subsidiaries after the consummation of which any person or group (other than the stockholders of the RSC (or URI) immediately prior to such consummation) would beneficially own, directly or indirectly, (A) 15% or more of the total voting power of RSC (or URI) or of any successor to, or parent company of, RSC (or URI) or (B) any assets (including the stock of any subsidiary of RSC (or URI)), rights, properties or businesses that constitute 15% or more of RSC’s (or URI’s) and all of its subsidiaries’ consolidated revenues, net income or total assets, taken as a whole, in each case other than the transactions contemplated in the merger agreement.

In this joint proxy statement/prospectus, we refer to as a “superior proposal” any unsolicited, bona fide written acquisition proposal (with the percentages set forth in the above definition of such term changed to 50%) which the RSC board (or URI board, as applicable) has reasonably determined in good faith, after consultation with its outside legal counsel and financial advisors, would result in a transaction more favorable to its stockholders from a financial point of view than the merger and is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of such offer. An offer will not be deemed to be a “superior proposal,” however, if any financing required to consummate the transaction contemplated by such offer is not committed and, in the good faith judgment of the RSC board (or URI board, as applicable) after consultation with its outside legal counsel and financial advisors, is not reasonably capable of being obtained by such third party. In the case of a superior proposal with respect to URI, the URI board is permitted to, in evaluating such proposal, take into account, to the extent it deems relevant, among other things, the long-term prospects of URI following the consummation of the merger relative to the consideration to be received by the stockholders of URI in such offer.

RSC is also required to as promptly as practicable (and within 24 hours after receipt) notify URI orally and in writing if it or any of its subsidiaries or their respective representatives receives any acquisition proposal and the material terms and conditions of any such acquisition proposal (including any changes thereto) and the identity of the person making any such acquisition proposal. RSC is required to keep URI fully informed on a current basis of the status and material details of any acquisition proposal and provide to URI as soon as practicable after receipt copies of all correspondence and other written material sent or provided to RSC or any of its subsidiaries from any person that describes any alternative acquisition agreements.

Unless the merger agreement is terminated, the obligation of each party to convene a stockholders meeting in connection with the merger will not be limited or otherwise affected by any acquisition proposal or by any change of recommendation and each party is required to submit the merger agreement to a vote of its stockholders at the relevant stockholders meeting even if a change of recommendation has occurred.

Nothing in the provisions of the merger agreement relating to acquisition proposals prevents either party from complying with its disclosure obligations under U.S. federal or state law with regard to an acquisition proposal. If any disclosure, however, by either party does not reaffirm such party’s board recommendation and has the substantive effect of withholding, withdrawing, modifying or qualifying in any manner adverse to such recommendation, then such disclosure will be treated as a change of recommendation and the other party will have the right to terminate the merger agreement.

Further Action; Efforts

URI and RSC each filed a Notification and Report Form pursuant to the HSR Act with respect to the merger and an appropriate filing of a Notification pursuant to Part IX of the Competition Act on December 21, 2011. On January 20, 2012, the waiting period under the HSR Act expired, and on February 14, 2012, URI received a

“no-action letter” from the CCB stating that it does not intend to oppose completion of the merger. URI and RSC have each agreed to:

•

use reasonable best efforts to obtain as promptly as practicable all other consents of or by any governmental entity that are necessary or advisable under or in respect of any antitrust laws in order to consummate the merger and the other transactions contemplated by the merger agreement; and

•

use reasonable best efforts to obtain as promptly as practicable all other consents of or by any governmental entity or third party that are necessary or required in order to consummate the merger and the other transactions contemplated by the merger agreement.

In addition, subject to the terms and conditions of the merger agreement, URI and RSC will each use its reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under the merger agreement and applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable.

However, URI, RSC or any of their respective subsidiaries or affiliates are not required to:

•

(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or to hold separate pending any such action or, proffer, propose, negotiate, offer to effect or consent, commit or agree to any sale, divestiture, lease, licensing, transfer, disposal, divestment or other encumbrance of, or to hold separate, in each case before or after the effective time any assets, licenses, operations, rights, product lines, businesses or interests of either party or its respective subsidiaries or affiliates; or

•

(B) take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of either party or its respective subsidiaries or affiliates or URI’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the surviving corporation.

Notwithstanding anything to the contrary in the preceding paragraph, URI has agreed to sell, transfer, dispose of or otherwise divest, or hold separate or otherwise subject to any restriction or limitation, any assets, licenses, operations, rights, product lines, businesses or interest of URI, RSC, or any of their subsidiaries that constitute or contribute in the aggregate no more than 10% of the consolidated revenues of URI and its subsidiaries as of the date of the merger agreement, if necessary to obtain the necessary antitrust consents so that the closing of the merger occurs as promptly as practicable, and in any event, prior to June 15, 2012 (unless the “termination date” is extended pursuant to the terms of the merger agreement and if so prior to the end of the extended termination date). URI is entitled to determine (x) in its sole discretion (to the extent that reasonable alternatives exist with respect to its choice of remedies) and (y) in its reasonable discretion (in all other scenarios), the assets, licenses, operations, rights, product lines, businesses or interest of URI, RSC, or any of their subsidiaries to be so sold, transferred, disposed of, divested, held separate or subject to any restriction or limitation, and is not obligated to agree to any such disposition that is not conditioned on the completion of the merger and the other transactions contemplated by the merger agreement or that shall take effect prior to the effective time.

If requested by URI in writing, RSC has agreed to take any of the actions referred to above if they are effective only after the effective time. RSC is not permitted to agree to any conditions, limitations, requirements or other restrictions described in clauses (A) or (B) above without the prior written consent of URI.

URI and RSC have also agreed to, in connection with its reasonable best efforts to obtain all requisite consents under the HSR Act or any other antitrust law:

•	cooperate in all respects in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•

keep the other party and/or its counsel informed on a current basis of any communication received by such party from, or given by such party to, any U.S. or foreign governmental entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding the transactions contemplated by the merger agreement;

•

permit the other party and/or its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any governmental entity or, in connection with any proceeding by a private party, with any other person, and to the extent not prohibited by such governmental entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences;

•

cooperate in all respects and use their respective reasonable best efforts to contest and resist any administrative or judicial action or proceeding instituted or threatened by a governmental entity or private party challenging any transaction contemplated by the merger agreement, and to have vacated, lifted, reversed or overturned any judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement so as to permit the merger to be completed no later than the third business day before the termination date; and

•	defend, at its cost and expense, any such actions or proceedings against it or its affiliates in connection with the transactions contemplated by the merger agreement.

The parties have agreed that URI, after consulting with RSC in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any governmental entity, including determining the manner in which to respond to objections to, or proceedings or other actions challenging, the consummation of the merger and the other transactions contemplated by the merger agreement. URI is required to give RSC the opportunity to participate in such discussions, negotiations or other proceedings. RSC will take all reasonable actions URI reasonably deems prudent in order to reasonably assist URI at URI’s request and expense. RSC has also agreed not to permit any of its representatives to participate in any meeting with any governmental entity in respect of any filings, investigation, proceeding or other matters related to the merger agreement or the transactions contemplated by the merger agreement without first consulting with URI in advance and, to the extent permitted by such governmental entity, to give URI the opportunity to attend and lead the discussions at such meeting. RSC further agreed that, at URI’s sole discretion, direction and expense, RSC will agree to any and all divestitures or other remedies relating to itself or any of its subsidiaries that are necessary to obtain the antitrust consents. Any such divestiture or other remedy is conditioned on the consummation of the merger and other transactions contemplated by the merger agreement where such divestiture or other remedy would involve any cost to RSC that is not reimbursed by URI.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, URI has agreed to indemnify and hold harmless each of the present and former officers and directors of RSC and its subsidiaries against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such officer’s or director’s service as a director or officer of RSC or its subsidiaries at or prior to the effective time (including in connection with the negotiation and execution of the merger agreement and the transactions contemplated thereby) to the fullest extent permitted under Delaware law and RSC’s certificate of incorporation and by-laws, in each case as in effect on the date of the merger agreement.

URI and the surviving corporation are the indemnitor of first resort as to the indemnified parties described above, and will be required to advance the full amount of expenses incurred by any such indemnified party and be liable for the full indemnifiable amounts, without regard to any rights any such indemnified party may have against any other person.

URI and the surviving corporation irrevocably waive, relinquish and release such other persons from any and all claims against such other persons for contribution, subrogation or any other recovery of any kind in respect thereof.

No advancement or payment by any of such other persons to any indemnified party with respect to any claim for which such indemnified party has sought indemnification from the surviving corporation will affect the indemnified party’s rights under the merger agreement and such other persons will have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnified party against the surviving corporation.

URI is required to obtain a six-year “tail” insurance policy with respect to the currently existing officers’ and directors’ liability insurance policy and fiduciary liability insurance policy of RSC, on terms no less favorable than those of the policy in effect on the date of the merger agreement with respect to any matter claimed against RSC’s present and former officers serving in such capacity that existed or occurred at or prior to the effective time. This obligation is subject to a cap of 250% of the annual premium amount RSC is currently paying for such insurance.

The present and former directors and officers of RSC and its subsidiaries will have the right to enforce the provisions of the merger agreement relating to their indemnification and are express third party beneficiaries of the merger agreement solely for this purpose.

Stockholder Actions

Each party has agreed to promptly notify the other party of, and keep the other party reasonably informed with respect to, any stockholder litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement that is brought, or, to the knowledge of RSC or URI (as applicable), threatened in writing, against such party and/or the members of such party’s board prior to the effective time. RSC has also agreed to consult with URI with respect to, and provide URI with the opportunity to participate in (but not control the defense or settlement of) any stockholder litigation against RSC and/or its directors relating to the transactions contemplated by the merger agreement and obtain URI’s written consent (which cannot be unreasonably withheld, conditioned or delayed) prior to agreeing to any settlement.

Employee Benefit Matters

URI has agreed that it will, and will cause the surviving corporation after the completion of the merger to:

•

during the period commencing at the effective time and ending on December 31, 2012, provide employees of RSC and its subsidiaries who continue to be employed by URI and its subsidiaries (except those employees covered by a collective bargaining agreement) with salaries, wages and short-term bonus or commission opportunities which are no less favorable than the salaries, wages and short-term bonus or commission opportunities provided by RSC and its subsidiaries immediately prior to the effective time, and with other compensation opportunities and benefits (except equity-based awards), that, taken as a whole are substantially comparable in the aggregate to those provided by URI and its subsidiaries to their respective comparably situated employees or to the level of benefits provided to such continuing employees immediately prior to the effective time;

•

cause any employee benefit plans maintained by URI or its affiliates in which employees of RSC and its subsidiaries (except those employees covered by a collective bargaining agreement) may become eligible to participate to take into account for purposes of eligibility, vesting and benefit accrual thereunder (other than any benefit accrual under any defined benefit pension plans), service by employees of RSC and its subsidiaries as if such service were with URI and its subsidiaries, to the same extent such service was credited under a comparable plan of RSC or any of its subsidiaries (except to the extent it would result in a duplication of benefits);

•

honor all severance, change of control and similar RSC plans and agreements in accordance with their terms as in effect immediately prior to the effective time, subject to any amendment or termination thereof that may be permitted by such plans and agreements;

•

during the period commencing at the effective time and ending on December 31, 2012, provide any of the employees of RSC and its subsidiaries who continue to be employed by URI and its subsidiaries, but who are terminated during such period under circumstances that would have given the employee a right to severance payments and benefits under RSC’s severance policy or other arrangement in effect immediately prior to the effective time with severance payments and benefits no less favorable than those that would have been provided to such employee under the applicable RSC plan or arrangement; and

•

with respect to any accrued but unused vacation time to which any employee of RSC and its subsidiaries is entitled pursuant to RSC’s vacation policy or other arrangement applicable immediately prior to the effective time, (i) allow such employee to use such accrued vacation and (ii) if any such employee’s employment terminates during the period commencing at the effective time and ending on December 31, 2012, pay such employee, in cash, an amount equal to the value of the accrued vacation time to the same extent that the employee would have received a cash payment therefor under the applicable RSC vacation policy or other arrangement in effect as of immediately prior to the effective time.

Solvency Opinion

URI is obligated to engage a nationally recognized valuation firm (which we refer to as the “valuation firm”) reasonably acceptable to RSC to provide an opinion at the effective time to the effect that the surviving corporation will be solvent as of the effective time and immediately after the consummation of the merger and transactions contemplated by the merger agreement (which we refer to as the “solvency opinion”).

“Solvency” as described above with respect to the surviving corporation means that, on a consolidated basis as of any date of determination:

•

the fair value of its assets will, as of such date, exceed the amount of all its liabilities, as of such date, as such amounts are determined in accordance with applicable law governing determinations of the insolvency of debtors;

•	the present fair saleable value of its assets will, as of such date, be greater than the amount that will be required to pay its liabilities on its debts as such debts become absolute and matured;

•	it will not have, as of such date, an unreasonably small amount of capital with which to conduct its business; and

•	it has not incurred debts beyond its ability to pay such debts as they mature.

Conditions to the Merger

The respective obligations of RSC and URI to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	receipt of the RSC stockholder approval;

•	receipt of the URI stockholder approval;

•	the waiting period (and any extensions thereof) under the HSR Act applicable to the merger has expired or been terminated (which condition was satisfied on January 20, 2012);

•	either (A) URI has received an advance ruling certificate from the Commissioner under the Competition Act or (B) the waiting period applicable to the merger under the Competition Act has expired or been terminated and URI has received a no-action letter with respect to the merger (which condition was satisfied on February 14, 2012);

•

no court or governmental entity of competent jurisdiction in the United States has enacted, issued, enforced or entered any law or order or taken any other action that makes illegal, restrains, enjoins or prohibits consummation of the merger as contemplated by the merger agreement (which we refer to as a “restraining order”);

•	the NYSE has approved the listing of the shares of URI common stock to be issued in the merger, subject to official notice of issuance;

•

the SEC has declared effective the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and no stop order suspending its effectiveness has been issued and no proceeding for that purpose has been initiated by the SEC;

•	URI and RSC have received the solvency opinion from the valuation firm; and

•

no suit, action or proceeding by any governmental entity seeking a restraining order is pending, other than those the failure of which to obtain would not be reasonably likely to result in criminal sanctions against any party or its directors, officers, employees or affiliates.

The obligation of RSC to effect the merger is also subject to the satisfaction or waiver by RSC at or prior to the effective time of the following additional conditions:

•

URI’s representations and warranties regarding its due incorporation, corporate power and authority, voting requirements, the URI board recommendation, capitalization, and the absence of any changes causing a material adverse effect on URI must be true and correct in all respects as of the date of the merger agreement and as of the closing date as if made on and as of such date (except for any such representation and warranty that expressly relates to an earlier date, which need only be true and correct as of such earlier date);

•

URI’s other representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date as if made on and as of such date (except for any representation and warranty that expressly relates to an earlier date, which need only be true and correct as of such earlier date), except for failures of such representations and warranties to be so true and correct to the extent that such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on URI;

•	URI has performed in all material respects its obligations under the merger agreement;

•	URI has delivered to RSC a certificate signed on behalf of URI by one of URI’s executive officers certifying that all of the above conditions have been satisfied;

•	no change, event, circumstance or development shall have occurred since the date of the merger agreement that has had, or is reasonably likely to have, a material adverse effect on URI;

•

RSC has received the opinion of Paul, Weiss, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the closing date, RSC will not recognize any gain or loss in respect of the merger; and

•	URI has taken all actions pursuant to the merger agreement to cause the individuals selected by RSC pursuant to the merger agreement to be appointed to the URI board at the effective time.

The obligation of URI to effect the merger is also subject to the satisfaction or waiver by URI at or prior to the effective time of the following additional conditions:

•	RSC’s representations and warranties regarding the due incorporation, corporate power and authority,

RSC board recommendation, capitalization, the absence of any conflict between the merger agreement and RSC’s certificate of incorporation and by-laws, the absence of any changes causing a material adverse effect on RSC, RSC’s brokers and other advisors and the opinions of RSC’s financial advisors must be true and correct in all respects as of the date of the merger agreement and as of the closing date as if made on and as of such date (except for any such representation and warranty that expressly relates to an earlier date, which need only be true and correct as of such earlier date), except for any failures of the representations and warranties with respect to RSC’s capitalization that, individually or in the aggregate, are de minimis in nature and amount;

•

RSC’s other representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date as if made on and as of such date (except for any such representation and warranty that expressly relates to an earlier date, which need only be true and correct as of such earlier date), except for failures of such representations and warranties to be so true and correct to the extent that such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on RSC;

•	RSC has performed in all material respects its obligations under the merger agreement;

•	RSC has delivered a certificate signed on behalf of RSC by an executive officer of RSC certifying that all of the above conditions have been satisfied;

•

URI has received the opinion of Sullivan & Cromwell, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the closing date, RSC will not recognize any gain or loss in respect of the merger; and

•	no change, event, circumstance or development shall have occurred since the date of the merger agreement that has had, or is reasonably likely to have, a material adverse effect on RSC.

No party may rely, either as a basis for not consummating the merger or for terminating the merger agreement and abandoning the merger, on the failure of any condition set forth above to be satisfied if such failure was materially contributed to by such party’s breach of any provision of the merger agreement or failure to use its reasonable best efforts (as described under “The Merger Agreement—Further Action; Efforts” beginning on page     ) to consummate the merger and the other transactions contemplated by the merger agreement.

Termination

URI and RSC may, by mutual written consent, terminate the merger agreement and abandon the merger at any time prior to the effective time, whether before or after obtaining the RSC stockholder approval and the URI stockholder approval.

The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time as follows:

•	by either URI or RSC, if:

•

the merger has not been consummated by the termination date (as defined in this section below) (but this right will not be available to any party whose material breach of a representation, warranty, covenant or agreement in the merger agreement has been a principal cause of the failure of the merger to occur by the termination date);

•

any government entity of the U.S. or Canada has issued a final, nonappealable decision or restraining order that prohibits consummation of the merger and that gives rise to the failure of any of the conditions to the consummation of the merger relating to the required antitrust or other governmental consents;

•	the RSC stockholder approval is not obtained;

•	the URI stockholder approval is not obtained; or

•

all of the other conditions to URI’s obligation to complete the merger have been satisfied and the valuation firm fails to deliver the solvency opinion by the date on which the closing is required to occur pursuant to the merger agreement; or

•	by URI, if:

•

the RSC board makes a change of recommendation as described above under “—Solicitation of Acquisition Proposals” beginning on page     , or formally resolves to or publicly announces its intention to do so;

•

the RSC board fails to recommend against any tender or exchange offer, or proposal, that would (if completed) constitute an acquisition proposal within ten business days after the commencement of such offer or proposal or the RSC board recommends that RSC stockholders tender in such tender offer, or formally resolves to or publicly announces its intention to do so;

•

RSC breaches in any material respect the applicable no-shop provisions as described above under “—Solicitation of Acquisition Proposals” beginning on page     , or formally resolves to or publicly announces its intention to do so;

•

the RSC board fails to include its board recommendation in this joint proxy statement/prospectus, or formally resolves to or publicly announces its intention to do so (we refer to the events described in this and the immediately preceding three bullet points collectively as the “RSC no-shop events”);

•

RSC has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach, failure to perform or untruth (i) would give rise to the failure of a condition to the closing of the merger relating to the accuracy of the representations and warranties of RSC or compliance by RSC with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured prior to the earlier of (A) 30 calendar days after written notice thereof is given by URI to RSC and (B) the termination date (but URI will not have this right to terminate if URI is then in breach of any of its representations, warranties, covenants or other agreements that would cause the conditions to the obligation of RSC to consummate the merger not to be satisfied);

•	URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with the applicable no-shop provisions; or

•

RSC, following URI’s request, fails to provide within 160 days after the date of the merger agreement the required financial information (as defined under “—Marketing” beginning on page     ) and, as a result, URI fails to satisfy the conditions precedent to obtaining financing for the merger as set forth in the commitment letter (see “—Financing” beginning on page     ) and such financing is not available to URI at closing; or

•	by RSC, if:

•	the URI board makes a change of recommendation, or formally resolves to or publicly announces its intention to do so;

•

the URI board fails to recommend against any tender or exchange offer, or proposal, that would (if completed) constitute an acquisition proposal within ten business days after the commencement of such offer or proposal or the URI board recommends that URI stockholders tender in such tender offer, or formally resolves to or publicly announces its intention to do so;

•	URI breaches in any material respect the applicable no-shop provisions, or formally resolves to or publicly announces its intention to do so;

•

the URI board fails to include its board recommendation in this joint proxy statement/prospectus, or formally resolves to or publicly announces its intention to do so (we refer to the events described in this and the immediately preceding three bullet points collectively as the “URI no-shop events”);

•

URI has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach, failure to perform or untruth (i) would give rise to the failure of a condition to the closing of the merger relating to the accuracy of the representations and warranties of URI or compliance by URI with its obligations under the merger agreement and (ii) cannot be cured prior to the closing of the merger or, if curable, is not cured prior to the earlier of (A) 30 calendar days after written notice thereof is given by RSC to URI and (B) the termination date (but RSC will not have this right to terminate if RSC is then in breach of any of its representations, warranties, covenants or other agreements that would cause the conditions to the obligation of URI to consummate the merger not to be satisfied);

•	RSC enters an alternative acquisition agreement with respect to a superior proposal made in material compliance with the applicable no-shop provisions; or

•

the conditions to URI’s obligation to complete the merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, the condition regarding delivery of the solvency opinion or any condition that fails to be satisfied if the failure is attributable to URI’s breach of the merger agreement) and URI fails to complete the merger on the closing date.

The “termination date” means June 15, 2012 (but if any of the conditions to the merger have not been satisfied, the marketing period has not yet commenced, or the marketing period has commenced but has not yet been completed by that date, the termination date may be extended until September 15, 2012, by either URI or RSC by written notice to the other party).

Effect of Termination

In the event that RSC or URI terminates the merger agreement, the merger agreement will become void and have no effect, without any liability or obligation on the part of either party under the merger agreement, except that certain provisions, including the covenants in the merger agreement relating to confidentiality, the provisions relating to liability in connection with the financing of the merger and other transactions contemplated by the merger agreement, the provisions relating to termination, termination fees (as defined below), reimbursable expenses (as defined below), the financing failure fee (as defined below), other fees and expenses, governing law, and injunctive relief will survive such termination. No such termination, however, will relieve any party from any liability or damages resulting from fraud or the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement (which, solely in the case of damages sought by RSC, may be based, among other things, on the consideration that would have otherwise been payable to RSC’s stockholders pursuant to the merger agreement or based on loss of market value or stock price of RSC).

Termination Fees

URI is required to pay RSC a “termination fee” equal to $60,000,000 if the merger agreement is terminated:

•	by URI, for any of the following reasons:

•

URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with URI’s obligations under the applicable no-shop provisions (see “—Solicitation of Acquisition Proposals” beginning on page     ); or

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI), in each case where RSC had the right to terminate the merger agreement because a URI no-shop event has occurred (as defined above under “—Termination” beginning on page     ); or

•	by RSC, if a URI no-shop event has occurred; or

•	by RSC, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of URI or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•	either

•	the URI stockholder approval is not obtained; or

•

the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC); or

•

URI has breached or failed to perform any of its covenants or agreements in the merger agreement and that breach or failure to perform (i) would give rise to the failure of a condition to the closing of the merger relating to the compliance by URI with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured within 30 calendar days after written notice of such breach or failure is given by RSC to URI or by the termination date (provided that RSC is not then in breach of any of its representations, warranties, covenants or other agreements if such breach would cause the conditions to the obligations of URI to consummate the merger not to be satisfied), whichever occurs first; and

•

at any time within 12 months of such termination, URI or any of its subsidiaries consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal; or

•	by URI, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of URI or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI); and

•	at any time within 12 months of such termination, URI consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal.

RSC is required to pay URI a termination fee equal to $60,000,000 if the merger agreement is terminated:

•	by RSC, for any of the following reasons:

•	RSC enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with RSC’s obligations under the applicable no-shop provisions; or

•

the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC), in each case where URI had the right to terminate the merger agreement because a RSC no-shop event has occurred (as defined above under “—Termination” beginning on page     ); or

•	by URI, if a RSC no-shop event has occurred; or

•	by URI, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of RSC or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•	either

•	the RSC stockholder approval is not obtained; or

•

the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI); or

•

RSC has breached or failed to perform any of its covenants or agreements in the merger agreement and that breach or failure to perform (i) would give rise to the failure of a condition to the closing of the merger relating to the compliance by RSC with its obligations under the merger agreement and (ii) cannot be cured prior to the closing or, if curable, is not cured within 30 calendar days after written notice thereof is given by URI to RSC or by the termination date (provided that URI is not then in breach of any of its representations, warranties, covenants or other agreements if such breach would cause the conditions to the obligations of RSC to consummate the merger not to be satisfied), whichever occurs first; and

•	at any time within 12 months of such termination, RSC consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal; or

•	by RSC, if each of the following conditions is met:

•

any person makes or announces its intention to make an acquisition proposal for a majority of RSC or its assets and such acquisition proposal or public intention is not withdrawn without qualification;

•

the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC); and

•	at any time within 12 months of such termination, RSC consummates, enters an agreement providing for, approves, recommends to its stockholders or does not oppose such acquisition proposal.

Financing Failure Fee

URI is required to pay RSC a “financing failure fee” of $107,500,000 in the event that the merger agreement is terminated:

•	by URI, if the merger has not been completed by the termination date and at such time RSC would have been entitled to terminate the merger agreement pursuant to either of the following two bullets;

•

by RSC, if the conditions to URI’s obligation to complete the merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, the condition regarding delivery of the solvency opinion or any condition that fails to be satisfied if the failure is attributable to URI’s breach of the merger agreement) and URI fails to complete the merger on the date on which the closing is required to occur pursuant to the merger agreement; or

•

by either party, if all of the other conditions to URI’s obligation to complete the merger have been satisfied and the valuation firm fails to deliver the solvency opinion by the date on which the closing is required to occur pursuant to the merger agreement.

Reimbursable Expenses Relating to Termination

URI is required to reimburse RSC for all of the out-of-pocket expenses incurred by RSC and its subsidiaries in connection with the merger agreement and the transactions contemplated thereby (which we refer to as “reimbursable expenses”), up to a maximum amount of $20,000,000 in the event that the merger agreement is terminated:

•	by URI, for any of the following reasons:

•	URI enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with URI’s obligations under the applicable no-shop provisions; or

•

the URI stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by URI), in each case where RSC had the right to terminate the merger agreement because a URI no-shop event has occurred; or

•	by RSC, if a URI no-shop event has occurred; or

•	by either party, for any of the following reasons:

•	if the URI stockholder approval is not obtained; or

•	under circumstances which would require the payment of the financing failure fee by URI.

RSC is required to reimburse URI for all of its reimbursable expenses up to a maximum amount of $20,000,000 in the event that the merger agreement is terminated:

•	by RSC, for any of the following reasons:

•	RSC enters into an alternative acquisition agreement with respect to a superior proposal made in material compliance with RSC’s obligations under the applicable no-shop provisions; or

•

the RSC stockholder approval is not obtained or the merger has not been consummated by the termination date (provided that the failure of the merger to occur by the termination date was not principally caused by any material breach of a representation, warranty, covenant or agreement in the merger agreement by RSC), in each case where URI had the right to terminate the merger agreement because a RSC no-shop event has occurred; or

•	by URI, if a RSC no-shop event has occurred; or

•	by either party, if the RSC stockholder approval is not obtained.

URI’s receipt and acceptance of the termination fee and any applicable reimbursable expenses payable by RSC will, subject to certain rights to equitable relief, including specific performance described below, be the sole and exclusive remedy of URI, URI’s subsidiaries, and their respective former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees against RSC, its subsidiaries, or any of their respective former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees for any loss suffered with respect to the merger agreement, the transactions contemplated thereby, the termination of the merger agreement, any breach of the merger agreement or the failure of the merger to be consummated.

RSC’s receipt and acceptance of the termination fee, financing failure fee, and any applicable reimbursable expenses payable by URI will, subject to certain rights to equitable relief, including specific performance described below, be the sole and exclusive remedy of RSC, its subsidiaries, or any of their respective former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees against URI, URI’s subsidiaries, and their respective former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees for any loss suffered with respect to the merger agreement, the transactions contemplated thereby, the termination of the merger agreement, any breach of the merger agreement or the failure of the merger to be consummated.

Amendment

At any time prior to the effective time, URI and RSC may amend, modify or supplement the merger agreement, by a written instrument signed by both parties pursuant to actions of their respective boards of directors. However, no amendment that requires approval of URI’s or RSC’s stockholders under applicable law can be made after the RSC stockholder approval and the URI stockholder approval have been obtained unless such amendment is approved by URI’s and RSC’s stockholders.

The sections of the merger agreement concerning effect of termination, amendments, third-party beneficiaries, governing law, injunctive relief, consent to jurisdiction, and waiver of jury trial may not be amended in a manner adverse to or that impacts the sources of the financing of the merger without the written consent of such financing sources.

Injunctive Relief

The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity. Furthermore, RSC is entitled to specific performance to cause URI to effect the closing of the merger if all conditions to URI’s obligation to effect the closing have been satisfied (other than those conditions which by their terms are to be satisfied at the closing) and the financing for the merger has been funded or is available to be funded at the closing. However, the merger agreement provides that URI will not be forced to litigate against its financing sources for the merger.

THE VOTING AGREEMENT

Concurrently with the execution of the merger agreement, on December 15, 2011, URI entered into the voting agreement with the Oak Hill Stockholders. As of December 15, 2011, the Oak Hill Stockholders held in the aggregate 34,755,329 shares of RSC common stock (representing approximately 33.4% of the outstanding shares of RSC common stock). As of the RSC record date, the Oak Hill Stockholders held in the aggregate                  shares of RSC common stock (representing approximately     % of the outstanding shares of RSC common stock).

The following section summarizes material provisions of the voting agreement. The rights and obligations of URI and the RSC stockholders party to the voting agreement are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. URI stockholders and RSC stockholders are urged to read the voting agreement carefully and in its entirety. This summary is qualified in its entirety by reference to the voting agreement.

Voting. Each Oak Hill Stockholder has agreed with URI that such stockholder will vote (or cause to be voted), in person or by proxy, all shares of the RSC common stock held by such stockholder (a) in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and (b) against, and otherwise not support, any other acquisition proposal or any other action, agreement or transaction submitted for approval of RSC’s stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger.

Restrictions on Transfer. Each Oak Hill Stockholder has agreed with URI, subject to certain exceptions, not to, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of, or enter into any contract, commitment, option or other arrangement or undertaking with respect to the sale, assignment, pledge, encumbrance, transfer or other disposition of, any of the shares of RSC common stock held by such Oak Hill Stockholder, or (b) deposit any of such shares of RSC common stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares of RSC common stock or grant any proxy or power of attorney with respect thereto.

Representations and Warranties of Oak Hill Stockholders. Each of the Oak Hill Stockholders has made customary representations and warranties to URI, including with respect to (a) authority to enter into and carry out its obligations under, and enforceability of, the voting agreement, (b) ownership of and title to all RSC common stock held by such Oak Hill Stockholder, and (c) absence of any conflicts, required consents, or adverse action or judgment that would interfere with such Oak Hill Stockholder’s ability to perform under the voting agreement.

Non-Solicitation. Neither the Oak Hill Stockholders nor any of their respective officers or directors shall, and the Oak Hill Stockholders shall direct and cause their respective employees, agents, consultants and representatives not to, directly or indirectly, (a) solicit, initiate or encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, an acquisition proposal (including by way of providing access to non-public information), (b) engage in, continue or otherwise participate in any discussions or negotiations with any person regarding any proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal or (c) otherwise cooperate with or assist in, or knowingly facilitate, any effort or attempt to make any proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal.

Termination. The voting agreement will terminate upon the earliest to occur of: (a) the date of termination of the merger agreement in accordance with its terms; (b) the date of any amendment, modification, change or waiver to any provision of the merger agreement that reduces the amount or changes the form of the consideration to RSC stockholders (subject to adjustment in accordance with the terms of the merger agreement) and (c) the effective time.

DESCRIPTION OF FINANCING

Overview

Closing of the merger is not conditioned upon URI obtaining any financing. URI, however, expects to obtain financing for the cash component of the merger consideration, to refinance RSC’s existing senior secured debt and to pay fees and expenses in connection with the merger.

On December 15, 2011, URI entered into a commitment letter with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (together, which we refer to as the “Lead Arrangers”), pursuant to which the lending syndicate committed to provide in the aggregate, subject to the satisfaction of certain conditions precedent, a $650 million senior secured bridge facility, a $1,550 million senior unsecured bridge facility, and if certain amendments to URI’s existing asset based loan were not obtained, a $1,800 million asset based facility (as a replacement for URI’s existing asset based loan). As of December 29, 2011, URI had received sufficient consents to amend its existing asset based loan and such amendments became effective. As a result, the lending syndicate is no longer committed to provide a replacement asset based facility. We refer to URI’s existing asset based loan as the “URI ABL facility.”

On January 10, 2012, each of Credit Suisse AG, Cayman Islands Branch, The Bank of Nova Scotia and HSBC Bank USA, N.A. agreed, severally but not jointly, to provide a portion of the financing under the commitment letter pursuant to a joinder agreement entered into with URI and the Lead Arrangers under the commitment letter. URI does not currently expect to draw down on the bridge facilities.

URI’s financing in connection with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) borrowings under the URI ABL facility, as amended; (ii) issuance by New URNA of up to $650 million of senior secured notes in the public and/or private capital markets or, if and to the extent New URNA is unable to issue such principal amount of senior secured notes, a drawing of up to $650 million under a secured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iii) issuance of up to $1,550 million of senior unsecured notes in the public and/or private capital markets or, if and to the extent New URNA is unable to issue such principal amount of senior unsecured notes, a drawing of up to $1,550 million under an unsecured bridge facility (as may be reduced as a result of any reduction in the cash consideration to be used to effect the merger); (iv) borrowings under URI’s existing accounts receivable securitization facility and (v) using cash on hand. Any reduction in the aggregate cash consideration to be used to effect the merger will automatically reduce the bridge facility commitments on a dollar-for-dollar basis, with such reduction being allocated firstly to borrowings under the unsecured bridge facility, then secondly to the secured bridge facility. When the senior secured notes or the senior unsecured notes are issued, the commitments under the applicable bridge facility will be automatically reduced by the aggregate principal amount of such notes.

The description of the commitment letter, dated as of December 15, 2011, by and among URI, Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC, is qualified in its entirety by the copy thereof which is attached as Exhibit 10.2 to the Form 8-K filed by URI on December 21, 2011 and is incorporated into this joint proxy statement/prospectus by reference.

Conditions

The obligations of the lenders to provide financing under the commitment letter are subject to certain conditions, including without limitation:

•	the negotiation, execution and delivery of definitive loan documentation for the financing of the merger, consistent with the commitment letter;

•

a condition that, since December 31, 2010 through and including the date of the commitment letter, there has not been any change in the business, financial condition or results of operations of RSC and its subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a “Target Material Adverse Effect” (defined in the commitment letter in a manner substantially the same as the definition of “Material Adverse Effect” in the merger agreement), and since the date of the commitment letter, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a Target Material Adverse Effect;

•	the delivery to the administrative agent of a notice of borrowing under the bridge facilities;

•

the consummation of the merger in accordance with the merger agreement (without giving effect to any amendments to the merger agreement or any waivers thereof that are materially adverse to the lenders unless consented to) concurrently with the initial funding of the debt facilities contemplated by the commitment letter and the repayment of certain RSC indebtedness;

•	the payment of applicable costs, fees and expenses;

•	the delivery to the Lead Arrangers of financial statements of URNA and RSC and certain pro forma financial statements of New URNA;

•	the delivery of certain customary closing documents (including, among others, opinions from legal counsel and a customary solvency certificate);

•

the provision of documentation and other information requested by the lenders that are required by the regulatory authorities under the applicable “know-your-customer” rules and regulations, including the Patriot Act;

•	the accuracy of certain specified representations and warranties in the loan documents contemplated by the commitment letter and the merger agreement;

•

either the amendments to the URI ABL facility being effective or the execution of a replacement asset based loan facility, and URI having sufficient cash from proceeds under the asset based loan facility and/or available cash on hand sufficient (when taken together with the proceeds of the bridge facilities or the offering of notes) to meet its payment obligations under the merger agreement; and

•	the receipt of a prospectus or an offering memorandum with respect to the senior secured notes offering and the senior unsecured notes offering.

Termination

The final termination date for the commitment letter will occur upon the earliest of: (i) the execution and delivery of the financing documentation contemplated by the commitment letter by all of the parties thereto and the consummation of the merger; (ii) 11:59 p.m., New York time, on June 15, 2012, or, to the extent the termination date (as defined in the merger agreement and on page      above) is extended in accordance with Section 8.01(b)(i) of the merger agreement (as originally in effect), 11:59 p.m., New York time, on September 15, 2012; and (iii) the date of termination of the merger agreement (other than with respect to ongoing indemnity, confidentiality and other customary surviving provisions) in accordance with the merger agreement.

ABL Amendment

Effective as of December 29, 2011, the URI ABL facility was amended primarily to permit URNA to merge with and into New URNA with New URNA continuing as the surviving corporation pursuant to the merger agreement and for certain other purposes (the “ABL amendment”). Upon execution and delivery of the ABL amendment, all commitments to refinance in full the URI ABL facility have been terminated.

The description of the ABL amendment is qualified in its entirety by the copy thereof which is attached as Exhibit 10.1 to the Form 8-K filed by URI on December 29, 2011 and is incorporated into this joint proxy statement/prospectus by reference.

Senior Secured Bridge Facility

Subject to the terms of the commitment letter, the full amount of the senior secured bridge facility will be available in a single borrowing on the closing date and, together with the borrowings under the senior unsecured bridge facility and the URI ABL facility, will be utilized to finance the merger and related transactions and to pay related fees and expenses.

Subject to certain conditions, if the loans made under the senior secured bridge facility have not been repaid in full on or prior to the first anniversary of the closing date, they shall automatically be converted into term loans maturing on the sixth anniversary of the closing date, subject to the senior secured bridge lenders’ rights to convert the loans into senior secured exchange notes.

Interest Rate

Prior to the first anniversary of the closing date, borrowings under the senior secured bridge facility will bear interest at a rate per annum equal to the three-month LIBOR plus an initial spread of 587.5 basis points.

If the loans made under the senior secured bridge facility have not been repaid in full within three months following the closing date, the spread will increase by 50 basis points at the beginning of the subsequent three-month period and shall increase by an additional 50 basis points at the beginning of each three-month period thereafter, subject to a specified agreed maximum interest rate. LIBOR will be adjusted for maximum statutory reserve requirements, if any, provided that LIBOR shall be deemed to be not less than 1.50% per annum.

Prepayments

Subject to certain exceptions, New URNA will be required to prepay the borrowings under the senior secured bridge facility in an amount equal to: (a) the net proceeds received from the non-ordinary course sale or other disposition of assets of New URNA or any of its subsidiaries after the closing date and other than amounts reinvested in assets to be used in New URNA’s business within 12 months of such disposition; (b) casualty and condemnation proceeds received by New URNA or any of its subsidiaries, subject to reinvestment rights to be agreed; (c) the net proceeds received by New URNA or any of its subsidiaries from the issuance of debt or preferred stock after the closing date; and (d) the net proceeds received from the issuance of equity by, or equity contributions to New URNA or any of its subsidiaries after the closing date.

On or prior to the first anniversary of the closing date, New URNA may prepay the borrowings under the senior secured bridge facility, in whole or in part, without premium or penalty, at any time with prior notice, at par plus accrued and unpaid interest and breakage costs. Upon entry into the six-year term facility, until the third anniversary of the closing date, New URNA may prepay the loans subject to a customary “make-whole” premium or with the net cash proceeds of qualified equity offerings of URI that are contributed to New URNA at a premium equal to the coupon on the loans, provided that after giving effect to such prepayment, at least 65% of the aggregate principal amount of the borrowings under the term loan originally made shall remain outstanding. After the third anniversary of the closing date, New URNA may prepay the loans at its option at a premium equal to 50% of the coupon on the loans, declining ratably to par on the date which is one year prior to the final maturity date. In addition, upon the occurrence of a change of control, New URNA will be required to prepay the outstanding principal amount of the borrowings under the senior secured bridge facility, on a pro rated basis, at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, to the date of prepayment.

Guarantee

All obligations under the senior secured bridge facility will be guaranteed on a senior basis by all current and future direct and indirect wholly owned domestic subsidiaries of New URNA that from time to time guarantee, or are borrowers under, the URI ABL facility.

Covenants

The senior secured bridge facility is subject to a number of affirmative covenants, with certain customary exceptions, baskets and qualifications to be mutually agreed, including, among others:

•	delivery of certified quarterly and audited annual financial statements;

•

providing (i) a valid and perfected second priority lien and security interest in the collateral on the date that is 10 days after the earlier to occur of (x) the date that the quarterly balance sheet of New URNA and its restricted subsidiaries for the fiscal quarter in which the merger occurs is available and (y) the date that is 40 days after the end of New URNA’s fiscal quarter in which the merger occurs (which earlier date we refer to as the “springing security date”) and (ii) security interests in after-acquired property;

•	using commercially reasonable efforts to maintain public corporate credit/family ratings of New URNA and ratings of the senior secured bridge facility;

•

no increases to the facility size (as existing on the date of the commitment letter) under the URI ABL facility or the existing accounts receivable securitization facility to the extent such increases would reasonably be expected to impair the ability to secure the senior secured notes and/or the senior secured bridge facility;

•

obligation to publicly sell or privately place securities to be consummated promptly following issuance of a securities demand and to pay the senior secured conversion fee on the first anniversary of the closing date; and

•

to the extent requested by the lenders, delivery of closing date certifications by New URNA officers to support the “no conflicts” opinions with respect to certain surviving debt being assumed by New URNA in connection with the merger.

The senior secured bridge facility is also subject to a number of customary negative covenants, with certain customary exceptions, baskets and qualifications to be mutually agreed, including: (1) limitations on liens and further negative pledges; (2) limitations on sale-leaseback transactions; (3) limitations on debt and any prepayment, redemption or repurchase of such debt; (4) limitations on merger, consolidations and acquisitions; (5) limitations on sales, transfers and other dispositions of assets; (6) limitations on loans and other investments; (7) limitations on dividends and other distributions, stock repurchases and redemptions and other restricted payments; (8) limitations on capital expenditures and operating leases; (9) limitations on restrictions affecting subsidiaries; (10) limitations on transactions with affiliates; (11) limitations on issuances of disqualified preferred stock; (12) no change in (i) the nature of URI’s business, (ii) accounting policies or (iii) fiscal year; and (13) no modification or waiver of material documents (including, without limitation, charter documents of New URNA and its subsidiaries or any other material debt) in a manner materially adverse to the lenders.

In addition, no dividend, distribution or other payment shall be permitted to be made directly or indirectly to URI if such amounts are used or to be used to repurchase outstanding equity interest of URI or any other direct or indirect parent of New URNA.

Events of Default

The senior secured bridge facility shall also be subject to certain events of default, with certain customary exceptions, baskets and qualifications to be mutually agreed, including those relating to non-payment, breach of representations, warranties or covenants, cross-defaults and cross-acceleration, bankruptcy and insolvency events, judgment defaults, actual or asserted invalidity or impairment of the loan documentation for the senior secured bridge facility, guarantees, collateral or subordination provisions, standard ERISA defaults, failure to grant a valid and perfected second priority lien and security interest in any material portion of the collateral on or prior to the springing security date and failure to comply with any securities demand.

Senior Secured Exchange Notes

At any time on or after the first anniversary of the closing date, each lender that is or would be an eligible holder (including an institutional “accredited investor,” a “qualified institutional buyer” and a person acquiring the senior secured exchange notes pursuant to an offer and sale occurring outside of the United States and a person acquiring the senior secured exchange notes in a transaction that is, in the opinion of counsel acceptable to New URNA, exempt from the registration requirements of the Securities Act) under the senior secured bridge facility will have the option to receive notes in exchange for such loans under the senior secured bridge facility. New URNA, however, will not be required to exchange the loans for senior secured exchange notes unless at least $50.0 million of senior secured exchange notes would be outstanding immediately after such exchange. In connection with each such exchange, at the request of any lender that was a lender as of the closing date, New URNA will deliver an offering memorandum, execute an exchange agreement and a registration rights agreement and deliver or cause to be delivered such opinions and accountants’ comfort letters and such certificates as the lender may request, in each case as would be customary in a Rule 144A offering. In addition, New URNA will take such other actions and cause its advisors, auditors and counsel to take such actions, as reasonably requested by the lender in connection with issuances or resales of senior secured exchange notes including providing such information regarding the business and operations of New URNA and its subsidiaries as is reasonably requested by any prospective holder of senior secured exchange notes and customarily provided in due diligence investigations in connection with purchases or resales of securities.

Senior Unsecured Bridge Facility

Subject to the terms of the commitment letter, the full amount of the senior unsecured bridge facility will be available in a single borrowing on the closing date and, together with the borrowings under the senior secured bridge facility and the URI ABL facility, will be utilized to finance the merger and related transactions and to pay related fees and expenses.

Subject to certain conditions, if the loans made under the senior unsecured bridge facility have not been repaid in full on or prior to the first anniversary of the closing date, they shall automatically be converted into term loans maturing on the eighth anniversary of the closing date, subject to the senior unsecured bridge lenders’ rights to convert the loans into senior secured exchange notes.

Interest Rate

Prior to the first anniversary of the closing date, borrowings under the senior unsecured bridge facility will bear interest at a rate per annum equal to the three-month LIBOR plus an initial spread of 737.5 basis points.

If the loans made under the senior unsecured bridge facility have not been repaid in full within three months following the closing date, the spread will increase by 50 basis points at the beginning of the subsequent three-month period and shall increase by an additional 50 basis points at the beginning of each three-month period thereafter, subject to a specified agreed maximum interest rate. LIBOR will be adjusted for maximum statutory reserve requirements, if any, provided that LIBOR shall be deemed to be not less than 1.50% per annum.

Prepayments

Subject to certain exceptions, New URNA will be required to prepay the borrowings under the senior unsecured bridge facility in an amount equal to: (a) the net proceeds received from the non-ordinary course sale or other disposition of assets of New URNA or any of its subsidiaries after the closing date and other than amounts reinvested in assets to be used in New URNA’s business within 12 months of such disposition or, with respect to collateral thereunder, that is required to be paid to the lenders under the senior secured bridge facility; (b) casualty and condemnation proceeds received by New URNA or any of its subsidiaries, subject to reinvestment rights to be agreed; (c) the net proceeds received by New URNA or any of its subsidiaries from the issuance of debt or preferred stock after the closing date; and (d) the net proceeds received from the issuance of equity by, or equity contributions to New URNA or any of its subsidiaries after the closing date.

On or prior to the first anniversary of the closing date, New URNA may prepay the borrowings under the senior unsecured bridge facility, in whole or in part, without premium or penalty, at its option, at any time with prior notice, at par plus accrued and unpaid interest and breakage costs. Upon entry into the eight-year term facility, until the fourth anniversary of the closing date, New URNA may prepay, subject to a customary “make-whole” premium. Thereafter, New URNA may prepay the loans at its option at a premium equal to 50% of the coupon on the loans, declining ratably to par on the date which is two years prior to the final maturity date. In addition, prior to the third anniversary of the closing date, New URNA may prepay the loans at its option with the net cash proceeds of qualified equity offerings of URI that are contributed to New URNA at a premium equal to the coupon on the loans, provided that after giving effect to such prepayment, at least 65% of the aggregate principal amount of the borrowings under the term loans originally made shall remain outstanding. In addition, upon the occurrence of a change of control, New URNA will be required to prepay the outstanding principal amount of the borrowings under the senior unsecured bridge facility, on a pro rated basis, at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, to the date of prepayment.

Guarantee

All obligations under the senior unsecured bridge facility will be guaranteed on a senior basis by all current and future direct and indirect wholly owned domestic subsidiaries of New URNA that from time to time guarantee, or are borrowers under, the URI ABL facility.

Covenants

The senior unsecured bridge facility is subject to a number of affirmative covenants, with certain customary exceptions, baskets and qualifications to be mutually agreed, including, among others:

•	delivery of certified quarterly and audited annual financial statements;

•	using commercially reasonable efforts to maintain public corporate credit/family ratings of New URNA and ratings of the senior unsecured bridge facility;

•

obligation to publicly sell or privately place securities to be consummated promptly following issuance of a securities demand and to pay the senior unsecured conversion fee on the first anniversary of the closing date; and

•

to the extent requested by the lenders, delivery of closing date certifications by New URNA officers to support the “no conflicts” opinions with respect to certain surviving debt being assumed by New URNA in connection with the merger.

The senior unsecured bridge facility is also subject to a number of customary negative covenants, with certain customary exceptions, baskets and qualifications to be mutually agreed, including: (1) limitations on liens and further negative pledges; (2) limitations on sale-leaseback transactions; (3) limitations on debt and any prepayment, redemption or repurchase of such debt; (4) limitations on merger, consolidations and acquisitions; (5) limitations on sales, transfers and other dispositions of assets; (6) limitations on loans and other investments; (7) limitations on dividends and other distributions, stock repurchases and redemptions and other restricted payments; (8) limitations on capital expenditures and operating leases; (9) limitations on restrictions affecting subsidiaries; (10) limitations on transactions with affiliates; (11) limitations on issuances of disqualified preferred stock; (12) no change in (i) the nature of URI’s business, (ii) accounting policies or (iii) fiscal year; and (13) no modification or waiver of material documents (including, without limitation, charter documents of New URNA and its subsidiaries or any other material debt) in a manner materially adverse to the lenders.

In addition, no dividend, distribution or other payment shall be permitted to be made directly or indirectly to URI if such amounts are used or to be used to repurchase outstanding equity interest of URI or any other direct or indirect parent of New URNA.

Events of Default

The senior unsecured bridge facility shall also be subject to certain events of default, with certain customary exceptions, baskets and qualifications to be mutually agreed, including those relating to non-payment, breach of representations, warranties or covenants, cross-defaults and cross-acceleration, bankruptcy and insolvency events, judgment defaults, actual or asserted invalidity or impairment of the loan documentation for the senior unsecured bridge facility, guarantees or subordination provisions, standard ERISA defaults and failure to comply with any securities demand.

Senior Unsecured Exchange Notes

At any time on or after the first anniversary of the closing date, each lender that is or would be an eligible holder (including an institutional “accredited investor,” a “qualified institutional buyer” and a person acquiring the senior unsecured exchange notes pursuant to an offer and sale occurring outside of the United States and a person acquiring the senior unsecured exchange notes in a transaction that is, in the opinion of counsel acceptable to New URNA, exempt from the registration requirements of the Securities Act) under the senior unsecured bridge facility will have the option to receive notes in exchange for such loans under the senior unsecured bridge facility. New URNA, however, will not be required to exchange the loans for senior unsecured exchange notes unless at least $100.0 million of senior unsecured exchange notes would be outstanding immediately after such exchange. In connection with each such exchange, at the request of any lender that was a lender as of the closing date, New URNA will deliver an offering memorandum, execute an exchange agreement and a registration rights agreement and deliver or cause to be delivered such opinions and accountants’ comfort letters and such certificates as the lender may request, in each case as would be customary in a Rule 144A offering. In addition, New URNA will take such other actions and cause its advisors, auditors and counsel to take such actions, as reasonably requested by the lender in connection with issuances or resales of senior unsecured exchange notes including providing such information regarding the business and operations of New URNA and its subsidiaries as is reasonably requested by any prospective holder of senior unsecured exchange notes and customarily provided in due diligence investigations in connection with purchases or resales of securities.

OVERVIEW OF PRO FORMA COMBINED LIQUIDITY AND CAPITAL RESOURCES

You should read the following overview in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” of this joint proxy statement/prospectus, URI’s and RSC’s consolidated financial statements and accompanying notes incorporated by reference herein, “Item 7—Management’s Discussion and Analysis of Financial Condition and Result of Operations” of URI’s most recent Annual Report on Form 10-K and “Item 7—Management’s Discussion and Analysis of Financial Condition and Result of Operations” of RSC’s most recent Annual Report on Form 10-K, both of which are incorporated by reference herein.

URI’s and RSC’s historical debt, and the pro forma debt subsequent to the merger, as of December 31, 2011, are presented in the following table:

	United Rentals historical	RSC historical	Pro forma adjustments(1)	Pro forma combined(2)
	(Dollars in millions)
$1,800 million ABL Facility(3)	$810	$—	$60	$870
Senior Secured Notes	—	—	650	650
Accounts receivable securitization facility(4)	255	—	—	255
Capital leases	39	92	—	131
Senior Unsecured Notes	—	—	1,550	1,550
9 1/2% senior notes due 2014	—	503	13	516
10 7/8% senior notes due 2016	489	—	—	489
9 1/4% senior notes due 2019	493	—	—	493
10 1/4% senior notes due 2019	—	197	18	215
8 1/4% senior notes due 2021	—	650	7	657
8 3/8% senior subordinated notes due 2020	750	—	—	750
1 7/8% convertible senior subordinated notes due 2023	22	—	—	22
4% convertible senior notes due 2015	129	—	—	129
RSC ABL Revolving Facility	—	488	(488)	—
10% senior secured notes due 2017	—	392	(392)	—

Total debt(5)	2,987	2,322	1,418	6,727
Less short-term portion(6)	(395)	(27)	—	(422)

Total long-term debt	2,592	2,295	1,418	6,305

(1)	The pro forma adjustments include the new debt issuances and the repayment of RSC’s secured credit facilities described in notes 5a. and 5b. of the section titled “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” and fair value adjustments to RSC’s historical debt.

(2)	On a pro forma combined basis, URI’s free cash usage for the year ending December 31, 2012 is expected to be $71 million, calculated based on expected pro forma free cash flow for the year ending December 31, 2012, less the tax-effected interest on account of the refinanced RSC debt plus additional tax-effected interest under senior unsecured notes, the senior secured notes and borrowings under the URI ABL facility of $60 million. A significant driver of URI’s expected free cash usage for the year ending December 31, 2012 is an increase in capital expenditures based on expected increases in demand.

(3)

On February 17, 2012, URNA delivered a notice of requested commitment increase to Bank of America, N.A., as agent under the URI ABL facility, to request a commitment increase in an aggregate principal amount of $100 million under the URI ABL facility. Under the terms of the URI ABL facility, the commitment increase is subject to certain conditions, including the execution of an incremental assumption agreement for the lenders providing the commitment increase. URI currently expects the commitment increase to become effective on March 5, 2012.

Upon the completion of the Merger or soon thereafter, URI currently expects to increase the commitments under the URI ABL facility by an additional aggregate principal amount of between $100 million and $150 million.

(4)	Upon the completion of the Merger or soon thereafter, URI currently expects to increase the commitments under its accounts receivable securitization facility by an aggregate principal amount of $100 million.

(5)

In August 1998, a subsidiary trust of URI (the “Trust”) issued and sold $300 million of 6 1/2% Convertible Quarterly Income Preferred Securities (“QUIPS”) in a private offering. The Trust used the proceeds from the offering to purchase 6 1/2% subordinated convertible debentures due 2028 (the “Debentures”), which resulted in URI receiving all of the net proceeds of the offering. The QUIPS are non-voting securities, carry a liquidation value of $50 (fifty dollars) per security and are convertible into URI common stock. Total debt at December 31, 2011 excludes $55 million of these Debentures, respectively, which are separately classified in the condensed combined balance sheet and referred to as “subordinated convertible debentures.” The subordinated convertible debentures reflect the obligation to URI’s subsidiary that has issued the QUIPS.

(6)	As of December 31, 2011, short-term debt reflected $255 million of borrowings under the accounts receivable securitization facility, $129 million of 4% Convertible Senior Notes and the current portion of the capital lease obligations. The 4% Convertible Senior Notes mature in 2015, but are reflected as short-term debt because they are convertible at December 31, 2011.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

URI and RSC are incorporated under the laws of the State of Delaware and, accordingly, the rights of URI stockholders and RSC stockholders are governed by the laws of the State of Delaware. As a result of the merger, RSC stockholders who receive shares of URI common stock will become stockholders of URI. Thus, following the merger, the rights of RSC stockholders who become URI stockholders in the merger will continue to be governed by the laws of the State of Delaware, and will also then be governed by URI’s amended and restated certificate of incorporation, as adopted on March 16, 2009 (which we refer to as URI’s certificate of incorporation), and URI’s amended and restated by-laws, as adopted on December 20, 2010 (which we refer to as URI’s by-laws).

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of the rights of a URI stockholder under URI’s certificate of incorporation and URI’s by-laws, and the rights of a stockholder under RSC’s amended and restated certificate of incorporation, as adopted on May 18, 2007 (which we refer to as “RSC’s certificate of incorporation”), RSC’s amended and restated by-laws, as adopted on January 21, 2010 (which we refer to as “RSC’s by-laws”), and RSC’s second amended and restated stockholders agreement, dated as of October 6, 2010 (which we refer to as “RSC’s stockholders agreement”). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of each of URI’s certificate of incorporation, URI’s by-laws, RSC’s certificate of incorporation, RSC’s by-laws and RSC’s stockholders agreement. See “Where You Can Find More Information” as to how to obtain a copy of these documents.

RSC	URI

CAPITAL STOCK

Authorized Capital

300,000,000 shares of common stock, no par value, 500,000 shares of preferred stock, no par value. As of February 21, 2012, there were 106,982,882 shares of RSC common stock issued and outstanding, and no shares of preferred stock issued and outstanding.	500,000,000 shares of common stock, par value $0.01 per share, 5,000,000 shares of preferred stock, par value $0.01 per share. As of February 21, 2012, there were 63,070,683 shares of URI common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Preferred Stock. RSC’s certificate of incorporation authorizes the board of directors, without further stockholder action, to fix from time to time by resolution the number of shares of any class or series of preferred stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series.	Preferred Stock. URI’s certificate of incorporation authorizes the board of directors, without further stockholder action, to fix by resolution the number of shares of any series of preferred stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock.

BOARD OF DIRECTORS

Number of Directors

RSC’s certificate of incorporation and by-laws provide that the number of directors comprising the board of directors may be modified (but not reduced to less than three) from time to time exclusively by resolution of the RSC board, subject to the terms of RSC’s stockholders agreement. RSC currently has eight directors.

RSC’s stockholders agreement provides that the size of the board of directors can be increased beyond eight directors without the consent of the Oak Hill Stockholders only upon the earlier of (i) January 1, 2015 and (ii) the Oak Hill Stockholders owning less than 16% of RSC’s outstanding common stock.

URI’s certificate of incorporation provides that the number of directors comprising the board of directors may be fixed from time to time exclusively by the board of directors by action of a majority of the directors then in office, unless the number of directors is to be fixed at fewer than three or greater than nine directors, in which case approval by no less than two-thirds of the directors then in office is required. URI currently has eleven directors. Upon consummation of the merger, three individuals designated by RSC will be appointed to the URI board, in accordance with the merger agreement, and the size of the URI board will be increased to fourteen directors.

Term and Classes of Directors

RSC’s certificate of incorporation and by-laws provide that the board of directors shall be classified into three classes, as nearly equal in number as possible. Each director elected at the expiration of the term of another director is elected for a term of three years. Thus, it would take at least two annual elections to replace a majority of the RSC board.	URI’s certificate of incorporation provides that all directors are elected for a term of one year at the annual meeting of stockholders.

Election of Directors

RSC’s certificate of incorporation and by-laws provide that directors shall be elected by a plurality of votes cast, provided a quorum is present. Stockholders do not have the right to cumulate their votes for the election of directors.	URI’s by-laws provide that each director shall be elected by the vote of the majority of the votes cast; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting for which (i) the Secretary of URI receives a notice pursuant to the by-laws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date on which URI first mails its notice of meeting for such meeting to the stockholders. Stockholders do not have the right to cumulate their votes for the election of directors.

Removal of Directors

RSC’s certificate of incorporation and by-laws provide that any director may be removed only for cause, upon the affirmative vote of at least a majority of the votes to which all the stockholders would be entitled to cast in any election of directors.	URI’s certificate of incorporation provides any director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all shares entitled to vote thereon, voting together as a single class.

Vacancies and Newly Created Directorships

RSC’s certificate of incorporation and by-laws provide that, subject to RSC’s stockholders agreement, any vacancy on the board of directors, including one that results from an increase in the number of directors, shall be filled solely by a majority of the directors then in office, even if less than a quorum. Pursuant to RSC’s stockholders agreement, for so long as the Oak Hill Stockholders continue to own 25% or more of RSC’s outstanding common stock, any vacancy of a director nominated by the Oak Hill Stockholder shall be filled by the Oak Hill Stockholders. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.	URI’s certificate of incorporation provides that any vacancy on the board of directors, including one that results from an increase in the number of directors, shall be filled by the board of directors, provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office. The person who fills any such vacancy holds office until the next annual meeting of stockholders.

Designation of Directors

RSC’s stockholders agreement provides that, for so long as the Oak Hill Stockholders own 25% or more of the outstanding common stock of RSC, the eight directors that comprise the RSC board shall be designated as follows: (a) three of whom shall be designated by the Oak Hill Stockholders, (b) four of whom shall be designated by the board of directors (and, in the case of newly designated directors who are appointed prior to January 1, 2014, approved by the Oak Hill Stockholders), and (c) unless not nominated by the board of directors, one of whom shall be the chief executive officer of RSC. The number of directors designated by the Oak Hill Stockholders is to be reduced to two if the Oak Hill Stockholders’ ownership falls below 25% of the outstanding RSC common stock, with further reductions if such ownership falls below 15%.	URI’s stockholders do not have the ability to designate directors under URI’s certificate of incorporation or by-laws.

Annual Meeting of Stockholders

RSC’s by-laws provide that the annual meeting of stockholders shall be held at such date and time as may be fixed from time to time by resolution of the board of directors. The last annual meeting of stockholders was held on April 20, 2011.	URI’s by-laws provide that the annual meeting of stockholders shall be held at such date and time as may be determined by the board of directors. The last annual meeting of stockholders was held on May 11, 2011.

Special Meeting of Stockholders

RSC’s certificate of incorporation and by-laws provide that special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the whole board of directors (without regard to any vacancies).	URI’s by-laws provide that special meetings of the stockholders may only be called by a majority of the board of directors or by the chief executive officer.

Action by Written Consent

RSC’s certificate of incorporation and by-laws provide that for so long as RSC Acquisition LLC, RSC Acquisition II LLC, the Oak Hill Stockholders and their respective affiliates (collectively, the “sponsors”) own more than 50.0% of the voting power of all outstanding shares of RSC, any action may be taken by written consent. If the sponsors collectively own 50.0% or less of the voting power of all outstanding shares of RSC, then all stockholder actions must be taken at an annual or special meeting of stockholders and may not be taken by written consent. As of the date of this joint proxy statement/prospectus, the sponsors collectively own less than 50.0% of the outstanding shares of RSC common stock.	URI’s certificate of incorporation and by-laws prohibit stockholder action by written consent.

Notice of Stockholder Meeting

RSC’s by-laws provide that, except as otherwise provided by law, written notice of each meeting of stockholders, stating the place, date and hour of the meeting, and, in the case of special meetings, the purpose or purposes for which the meeting is called, must be given not less than 10 days but not more than 60 days before the meeting.	Section 222(b) of the DGCL provides that notice must be given not less than 10 days but not more than 60 days before the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Proposals

RSC’s by-laws contain provisions requiring a stockholder to give advance written notice to RSC of a director nomination and any other business to be considered at a meeting of stockholders. The written notice, which must include information specified in the by-laws, must be delivered to the corporate secretary at the principal executive offices of RSC not less than 90 days nor more than 120 days prior to the first anniversary of the annual meeting for the preceding year; provided that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than 120 days and not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made.	URI’s by-laws contain provisions requiring a stockholder to give advance written notice to URI of a director nomination and any other business to be considered at a meeting of stockholders. The written notice, which must include information specified in the by-laws, must be delivered to the secretary at the principal executive offices of URI, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided that if the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends 30 days after such anniversary date, notice by the stockholder must be provided by the later of the close of business on the day 90 days prior to such other meeting date or the tenth day following the day on which such meeting date is publicly announced or disclosed. In the case of a special meeting, such notice must be delivered not later than the close of business on the tenth day following the day on which the date of the special meeting and the nominees proposed by the board of directors to be elected at such meeting are publicly announced or disclosed.

Quorum and Voting

RSC’s by-laws provide that the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any annual or special meeting of stockholders. The by-laws further provide that the vote of a majority of the shares entitled to vote at a meeting of stockholders on the subject matter in question represented in person or by proxy at any meeting at which a quorum is present shall be sufficient for the transaction of any business at such meeting (except that directors shall be elected by a plurality of the votes cast provided a quorum is present, as described above).	URI’s by-laws provide that the holders of a majority of the shares entitled to vote on a matter thereat, represented in person or by proxy, shall constitute a quorum at any annual or special meeting of stockholders. The by-laws are silent as to the vote requirement for the transaction of business at a meeting of the stockholders (other than the election of directors, as described above), so the default rules regarding voting under the DGCL shall apply.

Amendment of the Certificate of Incorporation

Section 242 of the DGCL provides that the certificate of incorporation may be amended by resolution of the board of directors and approved by the holders of a majority of the outstanding shares entitled to vote thereon. RSC’s certificate of incorporation further provides that the affirmative vote of two-thirds of the then outstanding shares entitled to vote in the election of directors is required to amend, alter or repeal Article VI (setting forth RSC’s management), Article VII (permitting stockholder action by written consent), Article VIII (special meetings), Article IX (business opportunities) and Article X (opting out of Section 203 of the DGCL).	Subject to the DGCL, URI’s certificate of incorporation provides that the affirmative vote of the holders of two-thirds of the total of all shares of capital stock of URI entitled to vote generally in the election of directors is required to repeal, alter, amend or rescind Article V (amendment of the certificate of incorporation and by-laws), Article VI (governing the board of directors), Article VII (relating to notice and conduct of meetings and the nomination and election of directors), Article VIII (relating to takeover proposals) and Article IX (governing special meetings and written consent), or to provide for cumulative voting of directors.

Amendment of the By-laws by Stockholders

RSC’s certificate of incorporation provides that the board of directors is expressly authorized to adopt, amend, alter or repeal any or all of the by-laws without stockholder approval. The by-laws further provide that the by-laws may be amended, altered or repealed upon the affirmative vote of holders of a majority of the outstanding shares entitled to vote, provided that Sections 1.02 (special meetings), 1.11 (stockholder action by written consent), 1.12 (notice of stockholder proposals and nominations), 2.02 (number of directors and term of office), 2.12 (removal of directors), 2.13 (vacancies and newly created directorships), 9.01 (amendment) and Article VI (indemnification) of the by-laws shall not be amended, altered or repealed without the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote.	URI’s certificate of incorporation provides that the by-laws may be amended or repealed by either the directors or by the stockholders. In the case of amendment by the stockholders, the by-laws shall not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class.

Interested Stockholder Provisions /

Moratorium on Business Combinations with Interested Stockholders

RSC has elected in its certificate of incorporation not to be governed by DGCL §203.

The DGCL contains a business combination statute (“DGCL § 203”) that prohibits some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder (defined as including the beneficial owner of 15% or more of a corporation’s voting shares), within three years after the person or entity becomes an interested stockholder, unless:

•   the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•   upon completion of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•   after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting shares not owned by the interested stockholder at an annual or special meeting of stockholders and not by written consent.

Because URI has not elected to opt out of DGCL § 203 in its certificate of incorporation, this provision governs business combinations with interested stockholders.

Stockholder Rights Plan

RSC currently does not have a stockholder rights plan.	URI currently does not have a stockholder rights plan.

Preemptive Rights

Holders of RSC common stock have no preemptive rights under the RSC certificate of incorporation.	Holders of URI common stock have no preemptive rights under the URI certificate of incorporation.

Limits on Director Liability/Indemnification

Section 102(b)(7) of the DGCL provides that the certificate of incorporation may eliminate or limit the liability of a director for monetary damages, provided that it does not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of stock) or (iv) for any transaction from which the director derived an improper personal benefit.

Consistent with the DGCL, RSC’s certificate of incorporation provides that a director will not be liable to RSC or its stockholders for monetary damages for breach of a fiduciary duty as director. RSC’s certificate of incorporation and by-laws state that RSC will, to the full extent permitted by the DGCL, indemnify and advance expenses to any person made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was (1) a director or officer of RSC or (2) is or was serving at the request of RSC as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of RSC, and, with respect to any criminal proceeding had no reasonable cause to believe his or her conduct was unlawful.

Consistent with the DGCL, URI’s certificate of incorporation provides that a director will not be liable to URI or its stockholders for monetary damages for any breach of fiduciary duty as director except for liability (i) for any breach of the director’s duty of loyalty to URI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is subsequently amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Appraisal Rights

Pursuant to Section 262 of the DGCL, stockholders of the corporation who have not voted in favor of a merger would be entitled to an appraisal by the Court of Chancery of the fair value of their stock unless the only consideration to be received by such stockholders in the merger is shares of stock of another corporation which shares are either listed on a national securities exchange or held of record by more than 2,000 holders.

Because RSC’s certificate of incorporation and by-laws are silent on appraisal rights, RSC is subject to these provisions.

Because URI’s certificate of incorporation and by-laws are silent on appraisal rights, URI is subject to Section 262 of the DGCL.

Exclusive Venue

RSC’s certificate of incorporation and by-laws do not contain an exclusive venue provision.	URI’s by-laws provide that, unless URI consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of URI, (ii) any action asserting a breach of a fiduciary duty owed by any director, officer, employee or agent of URI to URI or its stockholders, (iii) any action asserting a claim relating to URI arising under the DGCL or the certificate of incorporation or by-laws of URI, or (iv) any action asserting a claim relating to URI governed by the internal affairs doctrine.

URI EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

URI’s executive compensation program is used to attract and retain the employees who lead URI’s business and to reward them for outstanding performance. This Compensation Discussion and Analysis, or “CD&A,” explains, for 2011, URI’s executive compensation philosophy and objectives, each element of URI’s executive compensation program and how the Compensation Committee of the URI board made its compensation decisions for URI’s President and Chief Executive Officer, Mr. Michael Kneeland; URI’s Executive Vice President and Chief Financial Officer, Mr. William Plummer; and URI’s three other most highly compensated executive officers: Mr. Matthew Flannery, Executive Vice President, Operations and Sales; Mr. Jonathan Gottsegen, Senior Vice President, General Counsel & Corporate Secretary; and Mr. Dale Asplund, Senior Vice President, Business Services, as well as certain significant developments in 2012. Throughout this proxy statement, these individuals are referred to as “named executive officers.”

In addition, the compensation and benefits provided to URI’s named executive officers in 2011 are set forth in detail in the Summary Compensation Table (which, if required by SEC regulations, also details compensation and benefits provided in 2010 and 2009) and other tables that follow this analysis, and in the footnotes and narrative material that accompany those tables.

Executive Summary

Business Conditions & Key Performance Achievements

Although the economic environment continued to present challenges for both URI and the U.S. equipment rental industry in 2011, URI succeeded in improving several key performance metrics. For the full year 2011, compared with 2010, these improvements included:

Performance Metric	2011	2010	% Change
Revenue	$2.6 Billion	$2.2 Billion	16.7%
Equipment Rental Revenue	$2.2 Billion	$1.8 Billion	17.3%
Adjusted EBITDA(1)	$929 Million	$691 Million	34.4%
Adjusted EBITDA Margin(1)	35.6%	30.9%	4.7 percentage points
Operating Income	$396 Million	$197 Million	101.0%
Share Price on December 31	$29.55	$22.75	29.9%

(1)	Adjusted EBITDA is a non-GAAP measure that excludes the impact of the following special items: RSC merger related costs, restructuring charges and net stock compensation expense, calculated in the manner set forth on Appendix G. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

In 2011, URI succeeded in realizing a number of achievements related to its strategy. In addition to the financial performance highlighted in the table above, URI’s achievements included:

•	A 6.1% increase in rental rates;

•	A 13.4% increase in the volume of OEC on rent;

•	A 3.5 percentage point increase in time utilization on a larger fleet;

•

An increase in the proportion of equipment rental revenues derived from National Account customers, from 31% in 2010 to 35% in 2011. National Accounts are generally defined as customers with potential annual equipment rental spend of at least $500,000 or customers doing business in multiple locations;

•

Continued improvement in customer service management, including an increase in the proportion of equipment rental revenues derived from accounts that are managed by a single point of contact from 51% in 2010 to 55% in 2011. Establishing a single point of contact for key accounts helps URI to provide customer service management that is more consistent and satisfactory. Additionally, URI expanded its centralized Customer Care Center (CCC). The CCC, which established a second base of operations in 2010, handled 10% more rental reservations in 2011 compared to 2010;

•	The continued optimization of URI’s network of rental locations, including an increase in 2011 of 7, or 9%, in the number of its trench safety, power and HVAC rental locations;

•	A 0.8 percentage point improvement in selling, general and administrative expenses as a percentage of revenue; and

•	For the full year 2011, URI recognized $208 million from sales of rental equipment at a gross margin of 31.7%, compared with $144 million in sales at a gross margin of 28.5% last year.

Key 2011 Compensation Decisions and Outcomes

As shown above, URI achieved strong levels of performance in 2011. The following highlights the Compensation Committee’s key compensation decisions and outcomes for 2011, as reported in the 2011 Summary Compensation Table below. These decisions were made with the advice of the Compensation Committee’s independent compensation consultant at the time of such decisions, Pearl Meyer & Partners (“PM&P”) (see “—How URI Make Decisions Regarding Executive Pay—Role of the Independent Compensation Consultant” below), and are discussed in greater detail elsewhere in this CD&A.

•

URI provided merit increases to named executives. Following two consecutive years in which base salaries for executive officers were frozen at the time of regular salary review, reflecting the uncertain macroeconomic conditions at that time, in March 2011, the Compensation Committee again considered merit increases and decided that increases were appropriate. In general, these increases represented an approximate 3% increase in base salary except for the increases to Messrs. Kneeland’s, Flannery’s and Asplund’s base salary which were greater than 3%. See “—URI’s Executive Compensation Components—Base Salary” below.

•

Funding of annual incentive program reflects URI’s desire to tie pay to economic value creation. Annual incentives for 2011 were determined in February 2012. The 2011 annual incentive awards were funded at an average of 100% of target as compared to 50% of target in 2010. The award levels reflect URI’s strong performance in 2011, as summarized above, but also take into account the design of the annual incentive program and its focus on the overall creation of economic value for stockholders. See “—URI’s Executive Compensation Components—Annual Performance-Based Cash Incentives” below.

•

URI’s 2011 performance-based RSUs, a new equity-based award that URI has added to its mix of equity-based awards, vested above target, reflecting its strong 2011 performance. In 2011, URI re-introduced performance-based RSUs as a type of equity-based incentive award granted to its named executive officers. In March 2011, URI granted all of its named executive officers both performance-based and time-based restricted stock units (“RSUs”), and Messrs. Kneeland, Plummer and Flannery were granted stock options in addition to RSUs. On February 16, 2012, the first tranche of the 2011 performance-based RSUs vested at 178.75% of their target amount, reflecting strong performance in 2011 and achievement of Adjusted EBITDA and Adjusted EBITDA Margin performance measures in excess of target. See “—URI’s Executive Compensation Components—Equity Compensation” below.

Compensation Program Highlights

The core of URI’s executive compensation continues to be pay for performance, and the overall program includes the compensation governance features discussed below:

•

All of URI’s named executive officers, including its chief executive officer and chief financial officer, participate in the same salary, incentive and 401(k) program as all of its other corporate executives. Within these programs, the compensation of URI’s executives differs based on individual experience, role and responsibility, and performance. There are no supplemental executive retirement plans or other special benefits or perquisites established for the exclusive benefit of the named executive officers.

•

The Compensation Committee is comprised solely of independent directors. In addition, PM&P continued to act as the Compensation Committee’s independent consultant and PM&P performs no other consulting or other services for URI.

•

Significant amounts of each executive’s compensation are at risk of forfeiture in the event of conduct detrimental to URI, termination of employment prior to vesting, or a material negative restatement of financial or operating results.

•	URI does not have a history of repricing equity incentive awards.

•

No tax assistance is provided by URI on any elements of executive officer compensation or perquisites other than relocation. The relocation policy is a broad-based program that applies to all transferred managerial, professional, and executive employees.

•	No tax gross-ups are provided by URI to its named executive officers with respect to “golden parachute” compensation.

•	URI has stock ownership guidelines in place for its directors, named executive officers and approximately 30 other officers of URI with a title of vice president and above.

•

URI intends to pay a significant portion of the annual incentive bonus earned in 2012 in Company common stock in order to further align the interests of its named executive officers with its shareholders.

•

All executive officers are prohibited from engaging in any speculative transactions in URI’s securities, including engaging in short sales or other derivative transactions, or engaging in any other forms of hedging transactions.

•

All equity award agreements issued in 2010, 2011 and 2012, including the award agreement used for performance-based RSUs, as well as the employment agreements of Messrs. Kneeland, Plummer, Flannery and Gottsegen include clawback provisions that generally require reimbursement of amounts paid to the applicable executive officer in the event URI’s financial results subsequently became subject to certain “mandatory restatements” that would have led to a lower payment or in the event of “injurious conduct” by the executive officer.

URI’s Executive Compensation Philosophy and Objectives

Executive Compensation Philosophy

URI’s overall compensation program seeks to align executive compensation with the achievement of its business objectives and with individual performance towards these objectives. It also seeks to enable URI to attract, retain and reward executive officers and other key employees who contribute to its success and to incentivize them to enhance long-term stockholder value. In reviewing the components of compensation for each executive officer, the Compensation Committee emphasizes pay for performance on both an annual basis and over the long term.

To implement this philosophy, the total compensation program is designed to be competitive with the programs of other companies with which URI competes for executives, and to be fair and equitable to both URI and the executives. Consideration is given to each executive’s overall responsibilities, professional qualifications, business experience, job performance, technical expertise and career potential, and the combined value of these factors to URI’s long-term performance and growth.

Objectives of Executive Compensation

The objectives of URI’s executive compensation program are to:

•	attract and retain quality executive leadership;

•	enhance the individual executive’s performance;

•	align incentives with the business unit and Company areas most directly impacted by the executive’s leadership and performance;

•	create incentives that will focus executives on, and reward them for, increasing stockholder value;

•	maintain equitable levels of overall compensation both among executives and as compared to other employees;

•	encourage management ownership of its common stock; and

•	improve its overall performance.

The Compensation Committee strives to meet these objectives while maintaining market-competitive pay levels and ensuring that URI makes efficient use of equity-based compensation.

Considerations of Say-on-Pay Results

URI provided stockholders their first “say on pay” advisory vote on executive compensation in 2011. At URI’s 2011 annual meeting of stockholders, stockholders expressed substantial support for the compensation of the named executive officers, with over 98% of the votes cast for approval of the “say on pay” advisory vote on executive compensation. Because such a substantial portion of stockholders approved the compensation of the named executive officers, as described in the 2011 proxy statement, the Compensation Committee did not implement significant changes to the executive compensation program as a result of the shareholder advisory vote.

How URI Make Decisions Regarding Executive Pay

The Compensation Committee, management, and the Compensation Committee’s independent compensation consultant all play an integral role in the determination of executive compensation programs, practices, and levels. Actual roles are thoughtfully developed to align with governance best practices and objectives. Below is an explanation of the key roles and responsibilities of each group, as well as how market data is integrated into the Compensation Committee’s decision making process.

Role of the Compensation Committee

The Compensation Committee is responsible for establishing, implementing and continually monitoring adherence to URI’s compensation philosophy. The Compensation Committee seeks to ensure that the total compensation paid to URI’s executive officers is fair, reasonable and competitive.

The Compensation Committee’s specific responsibilities are set forth in its charter, which may be found on URI’s website at http://www.ur.com under “Corporate Governance” in the Investor Relations section. Among other things, the Compensation Committee is required to: (i) determine and approve the compensation of the chief executive officer; (ii) review and approve the compensation of URI’s other executive officers; (iii) review and approve any incentive compensation plan or equity-based plan for the benefit of executive officers; and (iv) review and approve any employment agreement, severance arrangement or change-in-control arrangement for the benefit of executive officers.

Role of Management

Management’s role in the determination of executive pay programs and practices is three-fold. First, management is responsible for developing proposals regarding program design and administration for the Compensation Committee’s review and approval. Second, management is responsible for making recommendations for compensation actions each year, typically in the form of salary adjustments, short-term incentive targets or awards, and long-term incentive grants. Lastly, management, in collaboration with the Compensation Committee’s independent compensation consultant, is responsible for responding to any

Compensation Committee requests for information, analysis, or perspective as it relates to topics that may arise during the course of the year.

To carry out the responsibilities relating to program design and administration, the chief executive officer, the chief financial officer and the senior vice president of human resources consider the business strategy, key operating goals, economic environment and organizational culture in formulating proposals. Proposals are then brought to the Compensation Committee for thorough discussion. The Compensation Committee ultimately has the authority to approve management’s proposals for the executive officers. For recommendations regarding compensation actions, the chief executive officer, the chief financial officer and senior vice president of human resources consider market data, individual responsibilities, contributions, performance and capabilities of each of the executive officers, other than the chief executive officer, and what compensation arrangements they believe will drive desired results and behaviors. The considerations are used to determine if an increase in compensation or award is warranted and the amount and type of any proposed increase or award. After consulting with the senior vice president of human resources, the chief executive officer makes compensation recommendations, other than with respect to his own compensation, to the Compensation Committee. The Compensation Committee reviews management’s recommendations regarding pay changes and awards and then approves or suggests changes to the proposal or may seek further analysis or background on the proposal.

Role of the Independent Compensation Consultant

The Compensation Committee also utilizes outside compensation experts. Beginning in November 2010, the Compensation Committee has used PM&P as its independent compensation consultant. PM&P is completely independent, as it provides no other consulting or other services to URI. The Compensation Committee determined that retaining a compensation consultant that does not provide any additional services to URI helps ensure that it is receiving an independent perspective on executive compensation.

The compensation consultant generally reviews, analyzes and provides advice about URI’s executive compensation programs for senior executives in relation to the objectives of those programs, including comparisons to designated peer group companies and comparisons to “best practices,” and provides information and advice on competitive compensation practices and trends, along with specific views on URI’s compensation programs. The compensation consultant responds on a regular basis to questions from the Compensation Committee and the Compensation Committee’s other advisors, providing them with their opinions with respect to the design and implementation of current or proposed compensation programs. The compensation consultant reports directly to the Compensation Committee and, as directed by the Compensation Committee, works with management and the chairman of the Compensation Committee, and also regularly attends Compensation Committee meetings.

In December 2010, PM&P led an in-depth review of recent trends in corporate governance best practices with respect to executive compensation. Some of the outcomes of this review included: (i) the Compensation Committee’s decision to place a greater emphasis on performance-based awards in the March 2011 long-term incentive grant by re-introducing performance-based RSUs; and (ii) the creation of a more formal risk assessment process of URI’s executive compensation programs.

In October 2011, PM&P again presented to the Compensation Committee the current trends and best practices related to executive compensation. Key outcomes of this review included validation of (i) URI’s approach to funding annual incentive awards on the basis of economic value creation, which fosters a long-term business perspective; and (ii) URI’s recent introduction (in 2011) of performance-based RSUs, which is consistent with an ongoing trend in the marketplace.

Benchmarking of Compensation Levels

In making compensation decisions, the Compensation Committee compares each component of the total compensation package of the chief executive officer, chief financial officer and, when compensation information for a sufficient number of comparable executive positions is publicly available, the other named executive officers against the compensation components of comparable executive positions of a peer group of publicly traded companies. While the Compensation Committee does not use a specific formula to determine the allocation between performance-based and fixed compensation, it does review the total compensation and competitive benchmarking when determining the allocation.

In December 2010, PM&P conducted the annual review of the peer group and recommended to the Compensation Committee that URI’s peer group be adjusted to better reflect URI’s financial profile and business dynamic. PM&P’s recommendation resulted in a reduced emphasis on construction and engineering firms and a greater focus on companies with a similar operating model to URI. The Compensation Committee adopted PM&P’s recommendations and for 2011, the following companies comprised the peer group used to evaluate the total compensation package of URI’s chief executive officer and the chief financial officer:

Avis Budget Group, Inc.	Harsco Corporation
Aircastle Limited.	Quanta Services, Inc.
Applied Industrial Technologies, Inc.	Rent-A-Center, Inc.
Fastenal Company	RSC Holdings Inc.
Foster Wheeler AG (formerly Foster Wheeler Ltd.)	Ryder System, Inc.
GATX Corporation	W.W. Grainger, Inc.

For purposes of 2011 compensation decisions for URI’s other named executive officers, URI utilized general industry executive compensation benchmarking data from Towers Watson’s U.S. CDB General Industry Executive Database (the “General Industry Executive Database”), adjusted for better comparability to URI’s most recent fiscal year-end revenue levels since compensation information for a sufficient number of comparable executive positions in the peer group was not publicly available. For benchmarking in 2011, the sample from the General Industry Executive Database consisted of 123 general industry companies.

In January 2011, PM&P, reviewed the compensation of URI’s named executive officers compared to the competitive benchmarks described above. Based on this review, the current level of total target compensation for the named executive officers covered in the review (including base salary, annual incentives and long-term incentives) is positioned between the competitive 50th percentile and the 75th percentile of the comparison group for 2011, except for Mr. Flannery, whose current level of total target compensation covered in the review was less than the competitive 25th percentile of the comparison group for 2011. PM&P advised the Compensation Committee that the current level of total target compensation for the named executive officers covered in the review, other than Mr. Flannery, was generally within a reasonable range of competitive norms, and the Compensation Committee considered these findings when determining base salaries, target incentives and long-term incentive grants for 2011. Mr. Flannery’s base salary was subsequently increased following this report as discussed below under “—URI’s Executive Compensation Components—Base Salary.”

In May 2011, PM&P conducted an annual review of the peer group and recommended that the same peer group used for 2011 compensation decisions be used in assessing executive compensation decisions for 2012, as the peer group remained appropriate in terms of its business focus and financial compatibility. The Compensation Committee adopted PM&P’s recommendations and for 2012, compensation decisions used the 2011 peer group noted above.

For purposes of 2012 compensation decisions for URI’s named executive officers other than URI’s chief executive officer and chief financial officer, URI utilized general industry executive compensation benchmarking data from the General Industry Executive Database, adjusted for better comparability to URI’s projected 2011 most recent fiscal year-end revenue levels through a regression analysis (a commonly accepted statistical method for rendering companies of different sizes more comparable) since compensation information for a sufficient number of comparable executive positions in the peer group was not publicly available. For benchmarking for 2012, the sample from the General Industry Executive Database consisted of 317 non-financial services companies.

In December 2011, PM&P again reviewed the compensation of URI’s named executive officers compared to the competitive benchmarks described above. Based on this review, the current level of total target compensation for Messrs. Kneeland and Plummer (including base salary, annual incentives and long-term incentives) remained positioned between the competitive 50th percentile and the 75th percentile of the comparison group for 2011, and Messrs. Flannery, Gottsegen and Asplund’s total target compensation covered in the review was less than the competitive 50th percentile of the comparison group for 2011. PM&P advised the Compensation Committee that the current level of total target compensation for the named executive officers covered in the review was generally within a reasonable range of competitive norms, and the Compensation Committee considered these findings when determining base salaries, target incentives and long-term incentive grants for 2012.

URI’s Executive Compensation Components

The principal components of compensation for URI’s named executive officers in 2011 were:

•	base salary;

•	performance-based compensation, composed of:

•	annual performance-based cash incentives; and

•	equity compensation;

•	severance and change in control benefits;

•	retirement benefits; and

•	perquisites and other personal benefits.

URI believes that the use of relatively few straightforward compensation components promotes the effectiveness and transparency of its executive compensation program.

Base Salary

URI provides its named executive officers with a base salary to compensate them for services rendered during the fiscal year. Base salaries provide stable compensation to executives, allow us to attract competent executive talent, maintain a stable management team and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance.

The base salary levels of continuing executives are reviewed annually. The Compensation Committee’s independent compensation consultant, PM&P, recommends a salary for the chief executive officer, and the chief executive officer, in consultation with the senior vice president of human resources and chief financial officer, recommends a salary for the other named executive officers. In considering whether to adopt these suggestions, the Compensation Committee considers URI’s performance; the executive’s individual performance; the executive’s experience, career potential and length of tenure with URI; the applicable terms, if any, of the executive’s employment agreement; the salary levels of similarly situated officers at peer group companies or, if applicable, based on the adjusted general industry executive compensation benchmarking data from the General Industry Executive Database, as collected and presented by the independent compensation consultant; and the salary levels of URI’s other officers.

When an executive is initially hired, the Compensation Committee considers the same factors, as well as the executive’s salary in his or her previous employment and the compensation of other Company executives with similar responsibilities.

During the first quarter of each year, based on this process and a review conducted by the Compensation Committee’s independent compensation consultant, the Compensation Committee considers merit increases to the base salaries of URI’s named executive officers. The table below shows the results of the review of the named executive officer’s salaries, and resulting changes, for 2011:

Name and Principal Position	2011 Base Salary	2010 Base Salary(1)	% Change	Reason for Base Salary Increase
Michael Kneeland	$800,000	$750,000	6.7%	Make base salary more competitive with similarly situated executives in URI’s peer group.
President and Chief Executive Officer

William Plummer	$490,000	$475,000	3.1%	Merit increase in connection with URI’s annual review of its named executive officers’ base salaries.
Executive Vice President and Chief Financial Officer

Matthew Flannery	$425,000	$375,000	13.3%	Make base salary more competitive based on a review of the General Industry Executive Database, to reflect his expanded role and responsibilities for URI and in response to his base salary for 2011 being less than the competitive 25th percentile of the General Industry Executive Database.
Executive Vice President, Operations and Sales

Jonathan Gottsegen	$360,500	$350,000	3%	Merit increase in connection with URI’s annual review of its named executive officers’ base salaries.
Senior Vice President, General Counsel & Corporate Secretary

Dale Asplund	$325,000	$250,000	30%	Make base salary more competitive based on a review of the General Industry Executive Database and to reflect his promotion to Senior Vice President, Business Services.
Senior Vice President, Business Services(2)

(1)	Base salary changes for URI’s named executive officers, other than Mr. Asplund, were effective April 1, 2011. Mr. Asplund’s base salary was increased on April 1, 2011 as part of the annual review of base salaries and again on April 19, 2011 to reflect his promotion to Senior Vice President, Business Services. As Mr. Asplund was not a named executive officer for 2010, his base salary increase for 2011 was determined by the chief executive officer, in consultation with the senior vice president of human resources and chief financial officer, rather than the Compensation Committee.
(2)	Mr. Asplund was promoted to Senior Vice President, Business Services on April 19, 2011. Mr. Asplund was not one of URI’s named executive officers in 2010.

In February 2012, the Compensation Committee determined, consistent with senior management’s recommendation, to increase base salaries for the named executive officers. Accordingly, effective April 1, 2012, Mr. Kneeland’s base salary will be increased to $850,000, Mr. Plummer’s base salary will be increased to $510,000, Mr. Flannery’s base salary will be increased to $500,000, Mr. Gottsegen’s base salary will be increased to $375,000 and Mr. Asplund’s base salary will be increased to $350,000.

Performance-Based Compensation

Performance-based compensation primarily serves two functions. First, it creates an incentive to focus on and achieve the objectives URI identifies as significant. Historically, the performance metrics have varied depending on the individual executive’s functions in URI. The Compensation Committee works with its compensation consultant and with senior management, including the named executive officers, to identify the specific areas to be addressed by performance metrics and decide on appropriate targets.

Second, performance-based compensation provides a mechanism by which named executive officers’ compensation fluctuates with the performance of URI, thus helping to align named executive officers’ interests with those of stockholders. This is accomplished with comprehensive performance metrics, such as earnings before interest, taxes, depreciation and amortization (as adjusted in the manner set forth on Appendix G) (“Adjusted EBITDA”), Adjusted EBITDA as a percentage of revenue (“Adjusted EBITDA Margin”), rental revenue growth; growth in key accounts; cost of selling, general and administrative (“SG&A”) expenses as a percentage of revenue and free cash flow (as calculated in the manner set forth on Appendix G), which focus more on URI’s profitability or cash flows than the achievement of a specific goal. In addition, performance-based awards that are equity-based fluctuate in value with the stock price, directly aligning executives’ interests with those of stockholders. Each year, the Compensation Committee identifies and considers a wide range of measures for Company performance and, as appropriate, also considers measures tied to individual performance or stockholder return. With the assistance of its advisors, the Compensation Committee then selects the measures it believes most closely align with URI’s business and/or financial objectives (or other measures of performance, if applicable), or are otherwise most likely to support those objectives, and defines specific performance goals based on those metrics.

For 2011, URI’s performance compensation program for named executive officers was comprised of four components: (i) an annual cash incentive; (ii) RSUs that vest based on continued employment with URI; (iii) RSUs that vest based on the achievement of performance criteria and (iv) for Messrs. Kneeland, Plummer and Flannery, stock options that reward executives for improvement in URI’s stock price. Performance-based awards typically are granted simultaneously to all employees in connection with a Compensation Committee meeting held in the first quarter of each year. The date of the meeting is set several months in advance and usually occurs after the announcement of URI’s results for the previous fiscal year and before the end of the first fiscal quarter.

Annual Performance-Based Cash Incentives

URI currently maintains two annual cash incentive plans for its named executive officers. For 2011, Messrs. Kneeland, Plummer and Flannery were participants in URI’s 2011 Annual Incentive Compensation Plan (the “Executive Plan”), and Messrs. Gottsegen and Asplund were participants in its corporate incentive program (the “Corporate Incentive Plan”). Both plans operate on the same incentive platform, with identical funding and payout ranges. The only difference between the plans is that, for the Executive Plan, the incentive measures and goals which determine the bonus payout are formulaic in nature, intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m). For the Corporate Incentive Plan, bonus payout determination is based upon an assessment of performance against pre-determined goals and objectives that may include formula-based goals, but is not limited to them. The following is a description of the incentive funding and allocation design, followed by details on the operation of, and results under, the two incentive plans.

Incentive Funding. In 2011, the Compensation Committee continued its approach for funding the annual cash incentive for its named executive officers. In recognition of the cyclical nature of the equipment rental business, it is critical that the named executive officers remain focused on maximizing value throughout the business cycle. URI makes significant investments in fixed assets, such as equipment and real estate, and believes that a focus on earning more than its cost of capital is critical and paramount to its stockholders. To measure the efficient use of URI’s assets and to align its executive bonus program with stockholders’ interests, URI utilizes an internal metric called EBITDA after Charge (“EAC”), which measures the amount of earnings after applying a capital charge against a business unit’s controllable assets. Consistent with 2010, in 2011 the funding of the named executive officers’ applicable incentive program was tied to the incentive pools generated from EAC and EAC year-over-year improvement (“EAC Improvement”) by URI’s branch locations, subject to adjustment based on the achievement of other critical factors, such as safety performance and customer-focused branch operations, provided that certain pre-determined threshold levels of Adjusted EBITDA and Adjusted EBITDA Margin performance were achieved. As a result, the amount of incentive funding for the Executive Plan and the Corporate Plan, as applicable, was dependent upon the creation of economic value in a given performance year.

For 2011, the minimum threshold levels established for Adjusted EBITDA and Adjusted EBITDA Margin were $750 million and 30%, respectively, and URI achieved actual Adjusted EBITDA of $929 million and actual Adjusted EBITDA Margin of 35.6% for such period. Based on the EAC and EAC Improvement by URI’s branch locations in 2011, and consideration of other critical factors such as safety performance and customer-focused branch operations, the funding of the annual cash incentive amounts for each named executive officer was set at 100% of each executive’s applicable bonus target, subject to adjustment up or down based on the achievement of the specific performance metrics assigned to each named executive officer, as described below.

Incentive Allocation. Once the initial level of incentive funding is determined based on the achievement of EAC and EAC Improvement and consideration of other critical factors such as safety performance and customer-focused branch operations, as described above, the Compensation Committee adjusts the individual named executive officer’s funding level (either up or down between 80% and 120% of the funded amount determined by the EAC and EAC Improvement formula) based on the attainment of performance metrics.

The performance metrics selected for 2011 for Messrs. Kneeland, Plummer and Flannery related to specific objective Company performance metrics, and URI criteria themselves were ones highly correlated to enhancing stockholder value: Adjusted EBITDA (20%); Adjusted EBITDA Margin (20%); rental revenue growth (10%); growth in key accounts (10%); cost of SG&A expenses as a percentage of revenue (10%) and free cash flow (10%). In addition, given the role of management in numerous key initiatives underway at URI, the Compensation Committee also established discretionary performance objectives tied to URI’s customer-focused branch operations scorecard (“CFBO Scorecard”); safety performance; and the recruitment of diverse employees to key sales and management positions. While the discretionary performance objectives are weighted 20% in the aggregate, none of the discretionary performance objectives are individually weighted.

In setting the performance goals for each of the performance metrics, the Compensation Committee believed that correlating them to the board-approved internal operating plan was appropriate as an alignment of Messrs. Kneeland, Plummer and Flannery and stockholder interests.

•

If the internal operating plan was achieved at target for each of these metrics, the funding level determined by the branch EAC and EAC Improvement formula would remain unchanged (i.e., the amount paid would be 100% of each executive’s applicable bonus target for 2011).

•

If the internal operating plan was exceeded, then increased incentives would be paid (i.e., the amount paid could be up to 120% of each executive’s applicable bonus target for 2011 (representing the maximum amount payable under the Executive Plan)).

•	If the internal operating plan was not achieved, reduced incentives would be paid (i.e., the amount paid would be between 80% and 100% of each executive’s applicable bonus target for 2011).

•	If certain thresholds below the internal operating plan were not achieved, then no incentives would be paid (i.e., no payment would be made if the threshold goal was not achieved).

At the time they are set, achievement of the performance goals established by the Compensation Committee is substantially uncertain. The threshold-level goals can be characterized as “stretch but attainable” goals, meaning that, based on historical performance, although attainment of this performance level is uncertain, it can reasonably be anticipated that the threshold level of performance may be achieved, while the target and maximum goals represent increasingly challenging and aggressive levels of performance.

The performance measures selected for 2011 for Messrs. Gottsegen and Asplund included both objective performance metrics and additional discretionary goals, none of which are dispositive or individually weighted. The objective performance metrics selected for Messrs. Gottsegen and Asplund included many of the same performance metrics selected for Messrs. Kneeland, Plummer and Flannery, however the performance metrics selected for Messrs. Gottsegen and Asplund were chosen based on Messrs. Gottsegen’s and Asplund’s respective areas of responsibility. In addition, their performance measures also included additional discretionary goals within their areas of responsibility. For Mr. Gottsegen, URI’s Senior Vice President, General Counsel and Corporate Secretary, some of the goals included: coordination of board activities; corporate governance matters; reduction in legal SG&A; completing more of URI’s legal work in-house; securities and other regulatory filings; assisting with business development and termination and settlement of litigation matters. For Mr. Asplund, URI’s Senior Vice President, Business Services, many of the goals were tied to: achievement of budgeting goals; efficient use of shared services; increased efficiency in fleet management; implementation of new purchasing procedures; warranty collections; contractor supplies and information and technology matters. Consequently, the specific performance goals and the extent to which they were achieved differ for each of Messrs. Gottsegen and Asplund.

2011 Annual Incentive Compensation Plan Targets and Results for Messrs. Kneeland, Plummer and Flannery. In 2011, URI maintained the Executive Plan to provide annual cash compensation to its executives upon the achievement of pre-established performance goals in compliance with Internal Revenue Code Section 162(m).

The Executive Plan permits awards up to $5 million per year. For 2011, awards under the Executive Plan were designed so that achievement of Adjusted EBITDA targets (for 2011, funding of the plan bonus pool was set at a maximum of 0.3% of Adjusted EBITDA) would, subject to the $5 million limit, establish the maximum award level for each of Messrs. Kneeland, Plummer and Flannery, with actual award levels determined by achievement of performance goals described above. In 2011, the Compensation Committee established a target incentive for Mr. Kneeland of 125% of base salary and limited his maximum award benefit to 150% of base salary, which was consistent with the incentive targets specified in his employment agreement. The Compensation Committee established a target incentive of 80% of base salary for Mr. Plummer and provided for a maximum award benefit of 125% of base salary, which was consistent with the incentive targets specified in his employment agreement. The Compensation Committee also established a target incentive of 90% of base salary for Mr. Flannery and provided for a maximum award benefit of 135% of base salary, which was consistent with the incentive targets specified in his employment agreement.

In 2011, URI achieved results at the high end of its performance goals. Four of the six objective performance metrics set for 2011 were achieved at or above the maximum level of performance. The other two metrics, Adjusted EBITDA Margin and Free Cash Flow, were between target and maximum, such that the funded bonus amount was determined by interpolation. The table below summarizes the threshold, target and maximum level performance goals established by the Compensation Committee for the 2011 Executive Plan and the actual performance of URI in 2011.

Performance Metric	Weighting of Performance Metric	2011 Performance Goals
		Threshold	Operating Plan (Board Approved)	Maximum	2011 Actual Results
Adjusted EBITDA(1)	20%	$750 million	$800 million	$880 million	$929 million
Adjusted EBITDA Margin(1)	20%	30%	33.3%	37.3%	35.60%
Rental Revenue Growth	10%	$43 million	$143 million	$243 million	$317 million
Key Accounts Revenue Growth(2)	10%	$72 million	$97 million	$138 million	$229 million
Cost of SG&A as a % of Revenue	10%	16.4%	15.9%	15%	15.6%
Free Cash Flow(1)	10%	$(20 million)	$21 million	$81 million	$23 million
Discretionary Component	20%	—	—	—	—

(1)	Adjusted EBITDA is a non-GAAP measure that excludes the impact of the following special items: RSC merger related costs, restructuring charges and net stock compensation expense, calculated in the manner set forth on Appendix G. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. Free cash flow is also a non-GAAP measure and is calculated in the manner set forth on Appendix G.
(2)	Key Accounts Revenue Growth represents growth in rental revenue from national, strategic and assigned accounts.

As discussed above, based on the EAC and EAC Improvement by URI’s branch locations in 2011, as adjusted by the consideration of other factors, the funding of the annual cash incentive amounts for each named executive officer was set at 100% of each executive’s applicable bonus target, subject to adjustment up or down between 80% and 120% (which in limited cases can be increased to 150% based on extraordinary achievement in a given year) of the funded amount based on the achievement of the specific performance metrics assigned to each named executive officer, as described above. In determining the amount of bonuses to pay for 2011, the Compensation Committee determined to pay Mr. Kneeland a bonus of $1,150,000 (which represents 115% of the funded amount), to pay Mr. Plummer a bonus of $450,800 (which represents 115% of the funded amount) and to pay Mr. Flannery a bonus of $439,875 (which represents 115% of the funded amount).

2011 Corporate Incentive Plan Targets and Results for Messrs. Gottsegen and Asplund. In 2011, the Compensation Committee established a target incentive for Mr. Gottsegen of 80% of base salary, and pursuant to URI’s established compensation structure, a target incentive of 80% for Mr. Asplund, which was consistent with the incentive targets specified in each of their employment agreements. As discussed above, based on the EAC and EAC Improvement by URI’s branch locations in 2011, the funding of the annual cash incentive amounts for each named executive officer was set at 100% of each executive’s applicable bonus target, subject to adjustment up or down between 80% and 120% of the funded amount based on the achievement of the specific performance metrics assigned to each named executive officer, as described above. In determining the amount of bonuses to pay for 2011, the Compensation Committee determined to pay Mr. Gottsegen a bonus of $302,820 (which represents 105% of the funded amount) and to pay Mr. Asplund a bonus of $320,000 (which represents approximately 125% of the funded amount).

Equity Compensation

The Compensation Committee believes that equity compensation is an important component of performance-based compensation in its ability to directly align the interests of the named executive officers with those of stockholders. The Compensation Committee recognizes that different types of equity compensation afford different benefits to URI and the recipients. In the past, URI utilized stock options and restricted shares as the primary equity compensation vehicles for named executive officers. Beginning in 2006 and continuing through 2008, URI utilized RSUs, both RSUs that vested based on achievement of certain performance goals (“performance-based” awards) and RSUs that vested based simply on continued employment (“time-based” awards), as the primary means of equity compensation. For 2009 and 2010, the Compensation Committee decided to use stock options as the performance-based component of long-term equity incentive compensation, in conjunction with time-based RSUs. This move away from granting performance-based RSUs was in large part due to the difficulty of forecasting long-term performance in the economic environment at that time. As noted above, in 2011, the Compensation Committee returned to granting performance-based RSUs. The decision to re-introduce performance-based RSUs reflects URI’s view that, in 2011, the economic environment permitted greater accuracy in building forecast models that can be reliably used for compensation purposes. Further, performance-based RSUs enable the Compensation Committee to focus the named executive officers on the achievement of specific operating metrics that align with the creation of stockholder value. However, the Compensation Committee believes that, for Messrs. Kneeland, Plummer and Flannery, a percentage of the long-term incentive grants should remain in the form of stock options, as they create strong accountability to stockholders and provide a consistent performance-based equity grant vehicle over the business cycle.

Stock-settled RSUs are “full value grants,” meaning that, upon vesting, the recipient is awarded the full share. As a result, while the value executives realize in connection with an award of RSUs does depend on URI’s stock price, time-based RSUs generally have some value even if URI’s stock price significantly decreases following their grant (unlike performance-based RSUs that do not vest unless the performance level is achieved). As a result, time-based RSUs help to secure and retain executives and instill an ownership mentality, regardless of whether URI’s stock price increases or decreases. In contrast, stock options aim to align the executives’ interest with that of stockholder interests by providing the opportunity for executives to realize value only when URI’s stock price increases relative to the exercise price following their grant. Accordingly, stock options may end up having no value if, subsequent to the date of grant, URI’s common stock price declines below the exercise price and does not recover before the expiration of the stock option. Furthermore, if the stock price does increase relative to the exercise price, the vesting period helps to retain executives. Because the expense to URI is less for each stock option than for each RSU, the Compensation Committee can award an executive significantly more stock options than RSUs when attempting to provide a specified value—which means that stock options potentially provide more upside potential and, therefore, greater incentive to increase stockholder value through an appreciated share price. Historically, neither URI’s RSUs nor its stock options earned any dividend equivalents.

In determining the size of each equity award granted, the Compensation Committee considers a variety of factors, including benchmarking data on competitive long-term incentive values, the percentage of long-term incentive value to be allocated to time-based RSUs, performance-based RSUs and stock options, the strategic importance of the executive’s position within URI as a whole and, in the case of new hires, the compensation such executive received from his or her prior employer. In terms of the actual allocation among time-based RSUs, performance-based RSUs and stock options, for Messrs. Gottsegen and Asplund, URI allocated 67% to performance-based RSUs and 33% to time-based RSUs. However, for Messrs. Kneeland, Plummer and Flannery, a percentage of the long-term incentive grants remained in the form of stock options, and URI allocated 25% to options, 40% to performance-based RSUs and 35% to time-based RSUs. Once the dollar value of the size of the equity award had been determined (using the factors described above), the actual number of RSUs (both time-based and performance-based) to be granted would be calculated by dividing the dollar value of the proposed award by the share price of URI’s stock on the equity award grant date and, for options, by dividing the dollar value of the proposed award by the binomial value of URI’s stock on the grant date. URI’s award allocation for 2011 is presented in the table below:

Name and Principal Position	2011 Time- Based RSUs (#)(1)		2011 Performance- Based RSUs (#)(2)	2011 Options (#)(3)
Michael Kneeland	25,008		28,581	38,580
President and Chief Executive Officer

William Plummer	7,500		8,600	13,500
Executive Vice President and Chief Financial Officer

Matthew Flannery	6,000		6,800	10,500
Executive Vice President—Operations and Sales

Jonathan Gottsegen	3,000		6,100	—
Senior Vice President, General Counsel & Corporate Secretary

Dale Asplund	6,000	(4)	7,500	—
Senior Vice President, Business Services

(1)	In determining the size and terms of the time-based RSU grants, the Compensation Committee reviewed benchmark data on competitive long-term incentive values, existing equity awards and vesting schedules. Time-based RSUs vest with respect to one-third of the shares subject to the grant on each anniversary of the grant date, subject to continued employment, with full vesting on the third anniversary of grant.
(2)	In determining the size and terms of the performance-based RSU grants, the Compensation Committee reviewed benchmark data on competitive long-term incentive values, existing equity awards and vesting schedules. Performance-based RSUs vest with respect to one-third of the shares subject to the grant on each anniversary of the grant date subject to the satisfaction of performance criteria described above.
(3)	The size and terms of the stock option awards were determined by the Compensation Committee based on a review of benchmark data on competitive long-term incentive values and existing equity awards. Stock options vest with respect to one-third of the shares subject to the grant on each anniversary of the grant date, subject to continued employment, with full vesting on the third anniversary of grant.
(4)	The Committee granted Mr. Asplund 3,500 time-based RSUs and 7,500 performance-based RSUs on March 8, 2011, as part of URI’s annual long-term incentive grants. In addition, Mr. Asplund also received a grant of 2,500 time-based RSUs in connection with his promotion on April 19, 2011.

For grants of performance-based RSUs in 2011, the number of RSUs that may vest each year is tied to URI’s achievement of annual performance targets, determined by the Compensation Committee each year. Performance-based RSUs are each eligible to vest with respect to one-third of the shares on each anniversary of the grant date subject to the achievement of performance criteria described above, and provided the employee is continuously employed at the end of each one-year performance period. The number of performance-based RSUs that may vest range from 0% to 200% of the target number of RSUs granted, based upon URI’s performance. For 2011, the selected performance measures were Adjusted EBITDA and Adjusted EBITDA Margin, and based on above-threshold achievement of these performance measures, 178.75% of each named executive officer’s performance-based RSUs eligible to vest for 2011 vested:

Performance Metric	Weighting of Performance Metric	2011 Performance Goals
		Threshold	2011 Actual Results	% of Target
Adjusted EBITDA(1)	50%	$750 million	$929 million	200%
Adjusted EBITDA Margin(1)	50%	30%	35.6%	157.5%

(1)	Adjusted EBITDA is a non-GAAP measure that excludes the impact of the following special items: RSC merger related costs, restructuring charges and net stock compensation expense, calculated in the manner set forth on Appendix G. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

Severance and Change in Control Benefits

The Compensation Committee believes that agreeing to provide reasonable severance benefits is common among similar companies and is essential to recruiting and retaining key executives, which is a fundamental objective of URI’s executive compensation program. Accordingly, the employment agreements with the named executive officers generally provide for varying levels of severance in the event that URI terminates the executive without “cause” or the executive terminates for “good reason” (each as defined in the employment agreement with the executive, as set forth in more detail under “Benefits upon Termination of Employment”). Mr. Kneeland would receive 450% of his base salary paid over a two-year period. Mr. Plummer would receive 180% of his base salary paid over one year. Mr. Flannery would receive 380% of his base salary paid over a two-year period. Mr. Gottsegen would receive 160% of his base salary paid over one year. Mr. Asplund would receive a severance payment equal to 100% of his base salary paid over one year. Severance payments to the named executive officers are conditioned on their execution of a release of claims in favor of URI. In addition, each of the named executive officers are subject to non-competition and non-solicitation restrictions for a period of time following their termination, as described in more detail under “Benefits upon Termination of Employment.”

In addition, URI’s time-based RSUs granted to Mr. Gottsegen in 2009, as well as the 2009 awards of stock options granted to Messrs. Kneeland, Plummer and Gottsegen, provide that if URI terminates the executive without “cause” or the executive terminates for “good reason,” a pro-rata portion of such RSUs or stock options scheduled to vest during the year of termination will vest on the date of termination. URI’s time-based RSUs and stock options granted to each of the named executive officers in 2010 and 2011, to Messrs. Flannery and Asplund in 2009, and stock options granted to Messrs. Kneeland, Plummer and Flannery in 2010 provide that if URI terminates the executive without “cause,” all unvested RSUs or stock options will be cancelled, unless such termination occurs within twelve months following a change in control, in which case all such unvested RSUs and stock options will immediately vest. URI’s performance-based RSUs granted to each of the named executive officers in 2011 provide that if the holder terminates for any reason, all RSUs are forfeited, unless URI terminates the executive without “cause,” or the executive resigns with “good reason,” within 12 months following a change in control, in which case all performance-based RSUs will be deemed earned at the target level.

URI also typically provides its executives with COBRA continuation coverage for a period coterminous with the duration of their severance benefit, although variations exist.

The prospect of a change in control of URI can cause significant distraction and uncertainty for executive officers and, accordingly, the Compensation Committee believes that appropriate change in control provisions in employment agreements and/or equity awards are important tools for aligning executives’ interests in change in control scenarios with those of stockholders by allowing URI’s executive officers to focus on strategic transactions that may be in the best interest of its stockholders without undue concern regarding the effect of such transactions on their continued employment. In addition, changes to URI following a change in control may affect the ability to achieve previously set performance measures. Consequently, outstanding RSU and stock option awards held by the named executive officers include the following provisions:

•

if the change in control results in none of the common stock of URI (or any direct or indirect parent entity) being publicly traded, then all such RSUs and stock options will vest in full, and all performance conditions for performance-based RSUs will be deemed satisfied at their target level, upon the change in control; and

•

if the change in control results in shares of common stock of URI (or any direct or indirect parent entity) being publicly traded, then all such RSUs and stock options will vest in full, and all performance conditions for performance-based RSUs will be deemed satisfied at their target level, if there is a termination by URI without “cause” or by the individual for “good reason” within 12 months following the change in control.

A “change in control” for this purpose is defined in the employment agreement with the executive or in the applicable award agreement, as set forth in more detail under “Benefits upon a Change in Control.”

The existence of arrangements providing for severance and change in control benefits did not affect decisions that the Compensation Committee made regarding other compensation elements.

The Internal Revenue Code imposes an excise tax on the value of certain payments that are contingent upon a change in control, referred to as parachute payments, which exceed a safe harbor amount. URI does not provide any executive with a gross-up for any excise tax that may be triggered. Mr. Kneeland’s employment agreement provides that, if he receives payments that would result in the imposition of the excise tax, such payments will be reduced to the safe harbor amount so that no excise tax is triggered if the net after-tax benefit to him is greater than the net after-tax benefit that he would receive if no reduction occurred.

The severance and change in control provisions of URI’s named executive officers’ employment agreements and other arrangements are described in detail in the sections “Benefits upon Termination of Employment” and “Benefits upon a Change in Control,” respectively.

Retirement Benefits

The Compensation Committee believes that providing a cost-effective retirement benefit for URI’s executives is an important recruitment and retention tool. Accordingly, URI maintains a 401(k) plan for all employees, and provides discretionary employer-matching contributions (subject to certain limitations, including an annual limit of $2,000 for 2011) based on an employee’s contributions.

URI affords the named executive officers an opportunity to defer a portion of their compensation in excess of the amounts that are legally permitted to be deferred under URI’s 401(k) plan and to defer the receipt of the shares of URI’s common stock that ordinarily would be received upon the vesting of RSUs. Any deferred compensation is credited with earnings based on the investment performance of investments selected by the executive. No such earnings would be considered above market or preferential. The deferred RSUs are not credited with earnings, but changes in the value of URI’s common stock similarly change the value of the deferred RSUs. The deferred compensation, which may be of significant benefit to the executives and entails a minimal administrative expense for URI, is a common benefit provided to senior executives of similarly situated companies. Consequently, the Compensation Committee believes that it is appropriate to provide such deferred compensation.

Perquisites and Other Personal Benefits

URI also maintains employee benefit programs for its executives and other employees. URI’s named executive officers generally participate in its employee health and welfare benefits on the same basis as all employees.

URI does not have a formal perquisite policy, although the Compensation Committee periodically reviews perquisites for its named executive officers. Rather, there are certain specific perquisites and benefits with which URI has agreed to compensate particular executives based on their specific situations. Among these are relocation costs, including temporary housing and living expenses, and use of Company vehicles.

Other Programs, Policies and Considerations

Recoupment Policy

Beginning with Mr. Kneeland’s new employment agreement entered into in August 2008, and continuing with Mr. Plummer’s December 2008 employment agreement, Mr. Gottsegen’s February 2009 employment agreement, and Mr. Flannery’s 2010 employment agreement, the Compensation Committee has included “clawback” provisions in its agreements that generally require reimbursement of amounts paid under performance provisions (in the case of cash incentives and performance-based RSUs) if amounts were paid or shares vested based on financial results that subsequently become subject to certain “mandatory restatements” (as defined in the applicable employment agreement) that would have led to lower payments or forfeiture of all or a portion of shares subject to an award. More generally, for all 2009, 2010 and 2011 RSU and stock option awards, including both time-based and performance-based RSUs, the award forms include an “injurious conduct” provision that requires forfeiture of the award or, to the extent the award has vested or been exercised within six months prior to the occurrence of the relevant conduct, mandates reimbursement of shares or amounts realized. The injurious conduct concept is generally focused on actions that would constitute “cause” under an employment agreement, which are in material competition with URI or breach the executive’s duty of loyalty to URI.

Stock Ownership Guidelines

The Compensation Committee believes stock ownership guidelines are a key vehicle for aligning the interests of management and URI’s stockholders. Moreover, a meaningful direct ownership stake by URI’s officers demonstrates to URI’s investors a strong commitment to its success. Accordingly, in February 2010, the Compensation Committee adopted stock ownership guidelines for URI’s named executive officers and approximately 30 other officers with a title of vice president and above. Under the stock ownership guidelines, URI’s chief executive officer is required to hold five times his base salary in URI’s common stock, the chief financial officer is required to hold three times his base salary in URI’s common stock, and all other officers are required to hold one times their base salary in URI’s common stock. The following shares count towards meeting these ownership guidelines: shares that are directly owned by the executive; shares that are beneficially owned by the executive, such as shares held in “street name” through a broker or shares held in trust; amounts credited to the executive’s deferred compensation or 401(k) accounts that are invested or deemed invested in URI’s common stock; unvested restricted stock or RSUs that vest based on continued service; and the value of the spread (the difference between the exercise price and the full market value of URI’s common stock) of fully vested stock options. The named executive officers and the other officers are required to be in compliance with such guidelines within five years of their effective date in February 2010. Each of the named executive officers had satisfied the stock ownership guidelines when their holdings were measured as of December 2011.

No Hedging Policy

In addition, to further align URI’s executives with the interests of its stockholders, URI’s insider trading policy and the 2010 Long Term Incentive Plan prohibit transactions designed to limit or eliminate economic risks to URI’s executives from owning URI’s common stock, such as transactions involving options, puts, calls or other derivative securities tied to URI’s common stock.

Tax and Accounting Considerations

When it reviews compensation matters, the Compensation Committee considers the anticipated tax and accounting treatment of various payments and benefits to URI and, when relevant, to the executive. Internal Revenue Code Section 162(m) limits to $1 million the annual tax deduction for compensation paid to each of the chief executive officer and the three other highest paid executive officers employed at the end of the year (other than the chief financial officer). However, compensation that does not exceed $1 million during any fiscal year or that qualifies as “performance-based compensation” (as defined in Internal Revenue Code Section 162(m)) is deductible. The Compensation Committee considers these requirements when designing compensation programs for named executive officers. Although URI has plans that permit the award of deductible compensation under Internal Revenue Code Section 162(m), the Compensation Committee does not necessarily limit executive compensation to the amount deductible under that provision. Rather, it considers the available alternatives and acts to preserve the deductibility of compensation to the extent reasonably practicable and consistent with its other compensation objectives. As a result, most of URI’s compensation programs (including annual performance-based cash incentives, stock options and performance-based RSUs) are designed to qualify for deductibility under Internal Revenue Code Section 162(m). However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for the named executive officers or for other reasons.

New employment or similar agreements and employee benefit plans are prepared with the assistance of outside counsel and will be designed to comply with Section 409A and the applicable regulations, a tax law that governs “nonqualified deferred compensation.” Existing employment agreements and employee benefit plans were amended to comply with Section 409A statutory deadlines imposed in 2008 and 2010.

URI accounts for stock-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”), which requires URI to recognize compensation expense relating to share-based payments (including stock options and other forms of equity compensation). ASC 718 is taken into account by the Compensation Committee in determining which types of equity awards should be granted.

Compensation Risks

URI’s management reviews URI’s compensation policies and practices to ensure they appropriately balance short and long-term goals and risks and rewards. Specifically, this review includes the annual cash incentive program that covers all senior management and a broad employee population, and equity compensation. These plans are designed to focus senior management and employees on increasing stockholder value and enhancing financial results. Based on this comprehensive review, URI concluded that its compensation program does not encourage excessive-risk taking for the following reasons:

•

URI’s programs appropriately balance short- and long-term incentives, with approximately 40% of total target compensation for the named executive officers provided in equity and focused on long-term performance. URI feels that these variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term results and URI believes that the significant use of long-term incentives for executives provides a safeguard against excessive short-term risk-taking.

•

URI’s executive compensation program pays for performance against financial targets that are set to be challenging to motivate a high degree of business performance, with an emphasis on longer-term financial success and prudent risk management.

•

All incentive plans concerning senior management and URI’s employees include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of URI’s incentive plans are based solely on signings or revenue targets, which mitigates the risk of employees focusing exclusively on the short-term.

•

Qualitative factors beyond the quantitative financial metrics are a key consideration in the determination of individual compensation payments. Prudent risk management is one of the qualitative factors that are taken into account in making compensation decisions.

•

URI’s stock ownership guidelines require that senior management holds a significant amount of URI’s common stock to further align their interests with stockholders over the long term by having a portion of their personal investment portfolio consist of Company stock and URI expects this component to be a risk mitigator on a prospective basis. In addition, URI prohibits transactions designed to limit or eliminate economic risks to its executives of owning URI’s common stock, such as options, puts and calls, so its executives cannot insulate themselves from the effects of poor stock price performance.

•

URI’s RSU and stock option award agreements have a policy providing for the “clawback” of payments under such awards in the event that an officer’s conduct leads to certain mandatory restatements of URI’s financial results that would have led to lower payments or forfeiture of all or a portion of shares subject to an award. In addition, since 2009, URI’s equity awards have included an “injurious conduct” provision that requires the forfeiture of the award or, to the extent the reward has vested or been exercised within six months prior to the occurrence of the relevant conduct, mandates reimbursement of shares or amounts realized.

URI is confident that its program is aligned with the interests of its stockholders and rewards for performance.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards(1)(2)(3) ($)	Option Awards(1)(2) ($)	Non Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Michael Kneeland	2011	791,317	(6)	—	1,183,135	562,497	1,150,000	2,000	3,688,949
President and Chief Executive Officer	2010	750,000		—	392,135	458,452	558,608	500	2,159,695
	2009	601,731		—	—	304,000	202,500	500	1,108,731

William Plummer	2011	486,019	(7)(8)	—	355,225	196,830	450,800	1,505	1,490,379
Executive Vice President and Chief Financial Officer	2010	475,000		—	291,025	373,150	218,823	500	1,358,498
	2009	475,000		—	—	190,000	82,080	500	747,580

Matthew Flannery	2011	411,731	(9)	—	283,072	153,090	439,875	2,000	1,289,768
Executive Vice President, Operations and Sales	2010	364,808		—	207,875	294,130	190,000	500	1,057,313

Jonathan Gottsegen	2011	357,714	(10)	—	178,912	—	302,820	2,000	841,446
Senior Vice President, General Counsel & Corporate Secretary	2010	350,000		—	124,725	175,600	140,000	195,807	986,132
	2009	300,192		86,000	57,375	76,000	139,232	658,799

Dale Asplund	2011	318,332	(11)	—	292,788	—	320,000	2,000	933,120
Senior Vice President, Business Services

(1)	Except as otherwise noted, the amount in this column represents the grant date fair value of the stock awards computed in accordance with stock-based compensation accounting rules (ASC Topic 718), disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions.
(2)	The weighted average fair value of options granted in 2011 was $14.58. The grant date fair value is estimated using an option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Under this model for options granted in 2011, URI used a risk-free interest rate average of 2.55%, a volatility factor for the market price of its common stock of 59% and a weighted-average expected life of options of approximately six years.
(3)	Amounts for each named executive officer include the aggregate grant date fair value of both time-based RSUs and performance-based RSUs. The aggregate grant date fair value of performance-based RSUs awarded on March 8, 2011 is computed in accordance with FASB ASC Topic 718, and represent the probable grant date fair values on the date of grant (100% of the target). The grant date fair value of such awards, assuming maximum performance, for Mr. Kneeland is $600,010 (representing 19,054 RSUs), Mr. Plummer is $180,543 (representing 5,733 RSUs), Mr. Flannery is $142,755 (representing 4,533 RSUs), Mr. Gottsegen is $128,059 (representing 4,067 RSUs) and Mr. Asplund is $157,450 (representing 5,000 RSUs).
(4)	Represents the amount earned under the Executive Plan or the Corporate Incentive Program, as the case may be, with respect to the applicable fiscal year.
(5)	This column also includes URI’s matching contributions to URI’s 401(k) plan, which for 2011 was $2,000 for each named executive officer. For 2011, none of the named executive officers received perquisites or personal benefits with a total value exceeding $10,000, and in accordance with SEC regulations, perquisites and personal benefits have been omitted.
(6)	Mr. Kneeland’s annual base salary was $750,000 through March 31, 2011 and was raised to $800,000 to make his annual base salary more competitive with his peers.
(7)	Mr. Plummer elected to defer $48,602 of his annual base salary under the Deferred Compensation Plan, as described below under “Nonqualified Deferred Compensation in 2011.”
(8)	Mr. Plummer’s annual base salary was $475,000 through March 31, 2011 and was raised to $490,000 to reflect a merit increase in connection with URI’s annual review of its named executive officers’ base salaries.
(9)	Mr. Flannery’s annual base salary was $375,000 through March 31, 2011 and was raised to $425,000 to reflect his expanded role and responsibilities for URI.
(10)	Mr. Gottsegen’s annual base salary was $350,000 through March 31, 2011 and was raised to $360,500 to reflect a merit increase in connection with URI’s annual review of its named executive officers’ base salaries.
(11)	Mr. Asplund’s annual base salary was $250,000 through March 31, 2011 and was raised to $295,689. Mr. Asplund was promoted to Senior Vice President, Business Services on April 19, 2011 and his salary was increased to $325,000 in connection with his promotion. Mr. Asplund was not one of URI’s named executive officers in 2010 or 2009.

Many of the components of the compensation for the named executive officers are based on their employment agreements with us. The following discussion explains the material terms of the employment agreements and also explains other compensation components not included in such agreements. The rights of the named executive officers to receive certain benefits upon termination of employment or a change in control of URI are described below under “Benefits upon Termination of Employment” and “Benefits upon a Change in Control,” respectively.

Mr. Kneeland

Base Salary. Mr. Kneeland’s annual base salary was $750,000 through March 31, 2011 and was raised to $800,000.

2011 Annual Incentive Compensation Plan. Mr. Kneeland is eligible to participate in the plan each year and, in 2011, as required by his employment agreement, Mr. Kneeland’s target annual incentive award was 125% of base salary and his maximum incentive was 150% of base salary. The maximum incentive pool for participants in the Executive Plan established by the Committee was 0.3% of Adjusted EBITDA, subject to the limits included in Mr. Kneeland’s employment agreement and the Committee’s exercise of discretion to reduce the amount of Mr. Kneeland’s incentive payment. For 2011, Mr. Kneeland received a performance-based annual cash incentive award in the amount of $1,150,000.

Restricted Stock Units. The Committee granted Mr. Kneeland 25,008 time-based RSUs and 28,581 performance-based RSUs on March 8, 2011. The terms of this grant are described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Stock Options. Mr. Kneeland was granted a stock option to purchase 38,580 shares of URI’s common stock on March 8, 2011.

Mr. Plummer

Base Salary. Mr. Plummer’s annual base salary was $475,000 through March 31, 2011 and was raised to $490,000.

2011 Annual Incentive Compensation Plan. Mr. Plummer is eligible to participate in the plan each year and, in 2011, as required by his employment agreement, Mr. Plummer’s target annual incentive award was 80% of base salary and his maximum incentive was 125% of base salary. The maximum incentive pool for participants in the Executive Plan established by the Committee was 0.3% of Adjusted EBITDA, subject to the limits included in Mr. Plummer’s employment agreement and the Committee’s exercise of discretion to reduce the amount of Mr. Plummer’s incentive payment. For 2011, Mr. Plummer received a performance-based annual cash incentive award in the amount of $450,800.

Restricted Stock Units. The Committee granted Mr. Plummer 7,500 time-based RSUs and 8,600 performance-based RSUs on March 8, 2011. The terms of this grant are described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Stock Options. Mr. Plummer was granted a stock option to purchase 13,500 shares of URI’s common stock on March 8, 2011.

Mr. Flannery

Base Salary. Mr. Flannery’s annual base salary was $375,000 through March 31, 2011 and was raised to $425,000.

2011 Annual Incentive Compensation Plan. Mr. Flannery is eligible to participate in the plan each year and, in 2011, as required by his employment agreement, Mr. Flannery’s target annual incentive award was 90% of base salary and his maximum incentive was 135% of base salary. The maximum incentive pool for participants in the Executive Plan established by the Committee was 0.3% of Adjusted EBITDA, subject to the limits included in Mr. Flannery’s employment agreement and the Committee’s exercise of discretion to reduce the amount of Mr. Flannery’s incentive payment. For 2011, Mr. Flannery received a performance-based annual cash incentive award in the amount of $439,875.

Restricted Stock Units. The Committee granted Mr. Flannery 6,000 time-based RSUs and 6,800 performance-based RSUs on March 8, 2011. The terms of this grant are described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Stock Options. The Committee granted to Mr. Flannery a stock option to purchase 10,500 shares of URI’s common stock on March 8, 2011.

Mr. Gottsegen

Base Salary. Mr. Gottsegen’s annual base salary was $350,000 through March 31, 2011 and was raised to $360,500.

Annual Cash Incentive. Mr. Gottsegen received a discretionary bonus payment of $302,820 for 2011. The calculation of this payment is described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Restricted Stock Units. The Committee granted Mr. Gottsegen 3,000 time-based RSUs and 6,100 performance-based RSUs on March 8, 2011. The terms of this grant are described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Mr. Asplund

Base Salary. Mr. Asplund’s annual base salary was $250,000 through March 31, 2011 and was raised to $295,689. Mr. Asplund was promoted to Senior Vice President, Business Services on April 19, 2011 and his salary was increased to $325,000 in connection with his promotion.

Annual Cash Incentive. Mr. Asplund received a discretionary bonus payment of $320,000 for 2011. The calculation of this payment is described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Restricted Stock Units. The Committee granted Mr. Asplund 3,500 time-based RSUs and 7,500 performance-based RSUs on March 8, 2011. The terms of this grant are described in “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.” In addition, Mr. Asplund also received a grant of 2,500 time-based RSUs in connection with his promotion on April 19, 2011.

Benefits

The employment agreements of the named executive officers generally provide that they are entitled to participate in, to the extent otherwise eligible under the terms thereof, the benefit plans and programs, and receive the benefits and perquisites, generally provided by us to URI’s executives, including family medical insurance (subject to applicable employee contributions).

Indemnification

URI has entered into indemnification agreements with Messrs. Kneeland, Plummer, Flannery, Gottsegen and Asplund. Each of these agreements provides, among other things, for us to indemnify and advance expenses to each such officer against certain specified claims and liabilities that may arise in connection with such officer’s services to URI.

Grants of Plan-Based Awards in 2011

The table below summarizes the equity and non-equity awards granted to the named executive officers in 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan			Estimated Future Payouts Under Equity Incentive Plan			All other Stock Awards: Number of Shares of Stock Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Closing Market Price on Grant Date of Option Awards, different ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)
Michael Kneeland	3/8/2011	—	—	—	4,763	9,527	19,054	—	—	—	—	395,633
	3/8/2011	—	—	—	—	—	—	25,008	—	—	—	787,502
	3/8/2011	—	—	—	—	—	—	—	38,580	31.49	—	562,497
		—	1,000,000	1,200,000	—			—	—	—	—	—

William Plummer	3/8/2011	—	—	—	1,433	2,867	5,733	—	—	—	—	119,050
	3/8/2011	—	—	—	—	—	—	7,500	—	—	—	236,175
	3/8/2011	—	—	—	—	—	—	—	13,500	31.49	—	196,830
		—	392,000	612,500	—	—	—	—	—	—	—	—

Matthew Flannery	3/8/2011	—	—	—	1,133	2,267	4,533	—	—	—	—	94,132
	3/8/2011	—	—	—	—	—	—	6,000	—	—	—	188,940
	3/8/2011	—	—	—	—	—	—	—	10,500	31.49	—	153,090
		—	382,500	573,750	—	—	—	—	—	—	—	—

Jonathan Gottsegen	3/8/2011	—	—	—	1,017	2,033	4,067	—	—	—	—	84,442
	3/8/2011	—	—	—	—	—	—	3,000	—	—	—	94,470
		—	288,400	—	—	—	—	—	—	—	—

Dale Asplund	3/8/2011	—	—	—	1,250	2,500	5,000	—	—	—	—	103,823
	3/8/2011	—	—	—	—	—	—	3,500	—	—	—	110,215
	4/19/2011	—	—	—	—	—	—	2,500	—	—	—	78,750
		—	260,000	—	—	—	—	—	—	—	—	—

(1)	The exercise price of the stock option awards was determined by calculating the average of the high and low trading prices of URI’s common stock on the grant date.
(2)	The amounts in this column represent the grant date fair value of stock and option awards computed in accordance with stock-based compensation accounting rules (ASC Topic 718). For stock awards, the grant date fair value is the fair market value of URI’s common stock on the grant date multiplied by the number of shares subject to the grant. The weighted average fair value of options granted in 2011 was $14.58. The grant date fair value is estimated using an option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Under this model for options granted in 2011, URI used a risk-free interest rate average of 2.55%, a volatility factor for the market price of its common stock of 59%, and a weighted-average expected life of options of approximately six years.
(3)	Represents the threshold, target and maximum number of performance-based RSUs awarded on March 8, 2011, that have been accounted for pursuant to FASB ASC Topic 718. The target number of units awarded on March 8, 2011, without regard to grant date (as determined under applicable accounting rules), was 28,580 for Mr. Kneeland, 8,600 for Mr. Plummer, 6,800 for Mr. Flannery, 6,100 for Mr. Gottsegen and 7,500 for Mr. Asplund. As described under “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation—Equity Compensation” above, the number of units that will vest will vary from 0% to 200% of one-third of the award each year for 2011, 2012 and 2013. Pursuant to FASB ASC Topic 718, the accounting grant date is the date the performance metrics are approved by the Compensation Committee. Since the Compensation Committee does not establish performance metrics until after the beginning of each fiscal year, the units subject to performance vesting in years 2012 and 2013 have not been expensed and are therefore not included in the table above.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes the amount of unexercised and unvested stock options and unvested RSUs for each named executive officer as of December 31, 2011. The vesting schedule for each grant can be found in the footnotes to this table, based on the grant date. For additional information about equity awards, see “—Compensation Discussion and Analysis—URI’s Executive Compensation Components—Performance-Based Compensation.”

Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(2) ($)
Michael Kneeland	0	38,580	31.490	03/08/2021	85,029	(3)	2,512,607
	34,811	69,620	8.315	03/10/2020
	106,667	53,333	3.375	03/13/2019

William Plummer	0	13,500	31.490	03/08/2021	39,433	(4)	1,165,245
	28,334	56,666	8.315	03/10/2020
	66,667	33,333	3.375	03/13/2019

Matthew Flannery	0	10,500	31.490	03/08/2021	32,799	(5)	969,210
	13,333	13,333	3.440	03/13/2019
	22,334	44,666	8.315	03/10/2020

Jonathan Gottsegen	0	13,333	3.375	03/13/2019	24,767	(6)	731,865
	0	26,666	8.315	03/10/2020

Dale Asplund	0	11,667	3.375	03/13/2019	25,166	(7)	743,655
	0	26,666	8.315	03/10/2020

(1)	All options vest in three equal installments on each of the first three anniversaries of the grant date.
(2)	Amounts in this column reflect a closing price per share of URI’s common stock of $29.55 on December 31, 2011.
(3)	Represents (i) 28,581 unvested performance-based RSUs remaining from a grant on March 8, 2011 of which 17,030 vested on February 16, 2012 based upon the attainment of performance conditions related to 2011 (the remaining two-thirds are eligible to vest in equal installments subject to the attainment of performance conditions related to 2012 and 2013); (ii) 25,008 unvested time-based RSUs remaining from a grant on March 8, 2011 of which 8,336 vested on March 8, 2012 and the remaining two-thirds will vest on March 8 of each of 2013 and 2014; and (iii) unvested 31,440 time-based RSUs remaining from a grant on March 11, 2010 of which 15,720 vested on March 11, 2012 and the remaining 15,720 will vest on March 11, 2013.
(4)	Represents (i) 8,600 unvested performance-based RSUs remaining from a grant on March 8, 2011 of which 5,125 vested on February 16, 2012 based upon the attainment of performance conditions related to 2011 (the remaining two-thirds are eligible to vest in equal installments subject to the attainment of performance conditions related to 2012 and 2013); (ii) 7,500 unvested time-based RSUs remaining from a grant on March 8, 2011 of which 2,500 vested on March 8, 2012 and the remaining two-thirds will vest on March 8 of each of 2013 and 2014; and (iii) 23,333 unvested time-based RSUs remaining from a grant on March 11, 2010 of which 11,666 vested on March 11, 2012 and the remaining 11,667 will vest on March 11, 2013.
(5)	Represents (i) 6,800 unvested performance-based RSUs remaining from a grant on March 8, 2011 of which 4,052 vested on February 16, 2012 based upon the attainment of performance conditions related to 2011 (the remaining two-thirds are eligible to vest in equal installments subject to the attainment of performance conditions related to 2012 and 2013); (ii) 6,000 unvested time-based RSUs remaining from a grant on March 8, 2011 of which 2,000 vested on March 8, 2012 and the remaining two-thirds will vest on March 8 of each of 2013 and 2014; (iii) 16,666 unvested time-based RSUs remaining from a grant on March 11, 2010 of which 8,333 vested on March 11, 2012 and the remaining 8,333 will vest on March 11, 2013; and (iv) 3,333 unvested time-based RSUs from a grant on March 13, 2009 which all vested on March 13, 2012.
(6)	Represents (i) 6,100 unvested performance-based RSUs remaining from a grant on March 8, 2011 of which 3,635 vested on February 16, 2012 based upon the attainment of performance conditions related to 2011 (the remaining two-thirds are eligible to vest in equal installments subject to the attainment of performance conditions related to 2012 and 2013); (ii) 3,000 unvested time-based RSUs remaining from a grant on March 8, 2011 of which 1,000 vested on March 8, 2012 and the remaining two-thirds will vest on March 8 of each of 2013 and 2014; (iii) 10,000 unvested time-based RSUs remaining from a grant on March 11, 2010 of which 5,000 vested on March 11, 2012 and the remaining 5,000 will vest on March 11, 2013; and (iv) 5,667 unvested time-based RSUs from a grant on March 13, 2009 which all vested on March 13, 2012.

(7)	Represents (i) 7,500 unvested performance-based RSUs remaining from a grant on March 8, 2011 of which 4,469 vested on February 16, 2012 based upon the attainment of performance conditions related to 2011 (the remaining two-thirds are eligible to vest in equal installments subject to the attainment of performance conditions related to 2012 and 2013); (ii) 3,500 unvested time-based RSUs remaining from a grant on March 8, 2011 of which 1,167 vested on March 8, 2012 and the remaining will vest on March 8 of each of 2013 and 2014; (iii) 2,500 time-based RSUs remaining from a grant on April 19, 2011 of which the remaining three quarters will vest on April 19 of each of 2012, 2013 and 2014; (iv) 6,666 unvested time-based RSUs remaining from a grant on March 11, 2010 of which 3,333 vested on March 11, 2012 and the remaining 3,333 will vest on March 11, 2013; (v) 3,333 unvested time-based RSUs from a grant on March 13, 2009 which all vested on March 13, 2012; and (vi) 1,667 unvested time-based RSUs from a grant on December 21, 2009 which will all vest on December 21, 2012.

Option Exercises and Stock Vested in 2011

The table below summarizes, for each named executive officer, the number of shares acquired upon the exercise of stock options (with the value realized based on the difference between the closing price per share of URI’s common stock and the exercise price on the date of exercise) and the vesting of stock awards in 2011 (with the value realized based on the closing price per share of URI’s common stock on the date of vesting).

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Kneeland	—	—	40,720	1,229,004
William Plummer	—	—	38,334	1,104,644
Matthew Flannery	—	—	37,001	1,171,068
Jonathan Gottsegen	26,667	647,648	10,666	321,527
Dale Asplund	25,000	595,216	17,667	531,945

Pension Benefits

URI does not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation in 2011

The deferrals reflected in the table below were made under the United Rentals, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan is an unfunded plan and the participants in the plan are unsecured general creditors of URI. URI did not make any contributions to the Deferred Compensation Plan in 2011.

The Deferred Compensation Plan permits executives to defer all or part of the individual’s base salary, annual cash incentive award or restricted stock awards. Consistent with the plan and applicable Internal Revenue Service regulations, the individual selects the date that payment of the deferred amounts will begin and the payment schedule, which may be a lump sum or up to 15 annual installments. Deferred amounts are credited with earnings (or losses) based on the investment experience of measurement indices selected by the participant from among the choices offered by the plan.

Name	Executive Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year(1) ($)	Aggregate Withdrawals/ (Distributions) ($)	Aggregate Balance at Last Fiscal Year ($)
Michael Kneeland	—		(1,053)	—	54,678	(2)
William Plummer	48,602	(3)	(8,553)	—	268,453	(2)
Matthew Flannery	—		—	—	—
Jonathan Gottsegen	—		—	—	—
Dale Asplund	—		—	—	—

(1)	The amount of earnings reported in this column are not included in the Summary Compensation Table for 2011 because no such earnings would be considered above-market or preferential earnings.
(2)	This amount represents Messrs. Kneeland’s and Plummer’s aggregate balances under the Deferred Compensation Plan at the end of 2011. No amount was previously reported as compensation for Mr. Kneeland in the Summary Compensation Table in 2009 or 2010. Mr. Plummer’s balance includes $48,602 disclosed in the “salary” column in the Summary Compensation Table for 2011.
(3)	This amount is included in the “salary” column in the Summary Compensation Table for 2011.

Benefits upon Termination of Employment

URI summarizes below the benefits in effect as of December 31, 2011, which the named executive officers would receive upon a termination of employment.

If the employment of any of the named executive officers is terminated by us without “cause” or by the executive for “good reason,” the executives would be entitled to the following benefits, subject in each case to the execution of a release of claims in favor of URI:

•	Cash severance:

•	Mr. Kneeland would receive a severance payment equal to 450% of his annual base salary, and would receive the payment over a two-year period.

•	Mr. Plummer would receive a severance payment equal to 180% of his annual base salary, and would receive the payment over a one-year period.

•	Mr. Flannery would receive a severance payment equal to 380% of his annual base salary, and would receive the payment over a two-year period.

•	Mr. Gottsegen would receive a severance payment equal to 160% of his annual base salary, and would receive the payment over a one-year period.

•	Mr. Asplund would receive a severance payment equal to 100% of his annual base salary, and would receive the payment over a one-year period.

•

Each of Messrs. Kneeland, Plummer and Gottsegen would be entitled to pro-rata vesting of the next tranche of RSUs and stock options granted prior to 2010 that would have vested if the executive had continued employment with URI.

•

Each of Messrs. Flannery and Asplund’s unvested RSUs and options granted in 2009, and each of the unvested RSUs and options granted to all of the named executive officers in 2010 and 2011, would be cancelled and forfeited.

•

Mr. Kneeland would receive COBRA continuation coverage for up to 18 months at no cost. Each of Messrs. Plummer, Flannery, Gottsegen and Asplund would receive COBRA continuation coverage for up to one year at no cost.

If the employment of any of the named executive officers is terminated due to death or disability, the executive (or his spouse or estate) would be entitled to the following benefits:

•

Each of Messrs. Kneeland, Plummer, Gottsegen, Flannery and Asplund would receive pro-rata vesting of the next tranche of RSUs and stock options that would have vested based on the executive’s continued employment with URI.

•	Mr. Kneeland would receive COBRA continuation coverage for up to 18 months at no cost. Messrs. Plummer, Flannery and Gottsegen would receive COBRA continuation coverage for up to one year at no cost.

Each of the named executive officers is subject to non-competition and non-solicitation restrictions for a period of time following the termination of their employment equal to two years in the case of Messrs. Kneeland and Flannery, and one year in the case of Messrs. Plummer, Gottsegen and Asplund.

The table below summarizes the compensation that the named executive officers would have received had they been terminated as of December 31, 2011.

	Termination by URI without cause or by the executive for good reason			Death or disability
Executive	Cash severance, plus COBRA payments, if any ($)	Accelerated vesting of RSUs and stock options ($)(2)	Total ($)	COBRA payments ($)	Accelerated vesting of RSUs, Units and stock options ($)(1)	Total ($)
Michael Kneeland	3,615,057 (3,600,000 paid over two years and 15,057 paid over 18 months)(2)	1,132,095 (value of acceleration of vesting of 43,251 stock options)	4,747,152	15,057	2,540,735 (value of acceleration of vesting of 27,384 RSUs and 82,014 stock options)	2,555,792

William Plummer	898,689 (paid over one year)(3)	702,799 (value of acceleration of vesting of 26,850 stock options)	1,601,488	16,689	1,600,249 (value of acceleration of vesting of 13,859 RSUs and 53,513 stock options)	1,616,938

Matthew Flannery	1,631,689 (paid over one year)(4)	—	1,631,689	16,689	1,047,326 (value of acceleration of vesting of 12,938 RSUs and 31,718 stock options)	1,064,015
Jonathan Gottsegen	593,489 (paid over one year)(5)	415,986 (value of acceleration of vesting of 4,564 RSUs and 10,740 stock options)	1,009,475	16,689	838,915 (value of acceleration of vesting of 11,106 RSUs and 21,552 stock options)	855,604

Dale Asplund	341,689 (paid over one year)(6)	—	341,689	16,689	740,106 (value of acceleration of vesting of 9,029 RSUs and 20,210 stock options)	756,795

(1)	Except as otherwise noted, amounts in this column reflect a closing price per share of URI’s common stock of $29.55 on December 31, 2011. The value of unvested stock options for which vesting is accelerated is calculated as the excess between the closing price per share of URI’s common stock of $29.55 on December 31, 2011 over the exercise price for those stock options.
(2)	Representing the sum of (i) 450% of Mr. Kneeland’s annual base salary as of December 31, 2011 ($800,000) paid over two years, and (ii) $15,057, being the cost of COBRA for 18 months, paid in the form of COBRA continuation coverage at no cost to Mr. Kneeland.
(3)	Representing the sum of (i) 190% of Mr. Plummer’s annual base salary as of December 31, 2011 ($490,000) paid over one year, and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Plummer.

(4)	Representing the sum of (i) 380% of Mr. Flannery’s annual base salary as of December 31, 2011 ($425,000) paid over two years and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Flannery.
(5)	Representing the sum of (i) 160% of Mr. Gottsegen’s annual base salary as of December 31, 2011 ($360,500) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Gottsegen.
(6)	Representing the sum of (i) Mr. Asplund’s annual base salary as of December 31, 2011 ($325,000) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Asplund. Mr. Asplund’s employment agreement does not specifically require URI to provide COBRA continuation coverage, however, URI intends to do so.

For each of Messrs. Kneeland, Plummer, Flannery, Gottsegen, and Asplund, “cause” generally includes, among other things, and subject to compliance with specified procedures: his willful misappropriation or destruction of URI’s property; his conviction of a felony or other crime that materially impairs his ability to perform his duties or that causes material harm to us; his engagement in willful conduct that constitutes a breach of fiduciary duty to us and results in material harm to us; and his material failure to perform his duties; and “good reason” includes, among other things: demotion from the position set forth in the executive’s employment agreement; a decrease in compensation provided for under such agreement; a material diminution of the executive’s duties and responsibilities; or required relocation to another facility that is based more than 50 miles from Greenwich, Connecticut.

The definitions summarized above vary in some respects among the named executive officers’ agreements and are described in greater detail in such agreements, which have previously been filed as exhibits to URI’s periodic reports with the SEC.

Benefits upon a Change in Control

URI summarizes below the benefits in effect as of December 31, 2011, which the named executive officers would receive upon a change in control.

If URI terminates Mr. Kneeland’s employment without “cause” or he resigns for “good reason” within 12 months following a change in control of URI, Mr. Kneeland would receive the following benefits:

•

an amount equal to 2.99 times the sum of his annual base salary and his target incentive under the Executive Plan, subject to reduction to the amount that would not trigger any excise tax on “parachute payments” if the reduction would result in a higher after-tax payment; and

•	COBRA continuation coverage for up to 18 months at no cost.

Pursuant to their applicable award agreement, all of the outstanding options and RSUs granted to URI’s named executive officers would become fully vested:

•	if the change in control results in URI ceasing to be publicly traded; or

•	if the employment of the executive is terminated by URI without “cause” or by the executive for “good reason” within 12 months following any other type of change in control.

The table below summarizes the compensation that the named executive officers would have received in the event of a change in control of URI as of December 31, 2011. Because the calculations in the table are based upon SEC disclosure rules and made as of a specific date, there can be no assurance that an actual change in control, if one were to occur, would result in the same or similar compensation being paid.

Executive	Payments upon a change in control that results in URI ceasing to be publicly traded ($)(1)	Payments (in addition to payments in the first column) upon termination by URI without cause or by the executive for good reason within 12 months following a change in control ($)(1)		Total ($)
Michael Kneeland	5,386,979 (value of acceleration of vesting of 85,029 RSUs and 11,533 stock options)	5,397,057	(2)	10,784,036	(3)

William Plummer	3,241,039 (value of acceleration of vesting of 39,433 RSUs and 103,499 stock options)	898,689	(4)	4,139,728

Matthew Flannery	2,265,818 (value of acceleration of vesting of 32,799 RSUs and 68,499 stock options)	1,631,689	(5)	3,897,507

Jonathan Gottsegen	1,647,109 (value of acceleration of vesting of 24,767 RSUs and 39,999 stock options)	593,489	(6)	2,240,598

Dale Asplund	1,647,109 (value of acceleration of vesting of 25,166 RSUs and 38,333 stock options)	341,689	(7)	1,988,798

(1)	Amounts in this column reflect a closing price per share of URI’s common stock of $29.55 on December 31, 2011. The value of acceleration of vesting of unvested stock options is calculated as the excess between the closing price per share of URI’s common stock of $29.55 on December 31, 2011 over the exercise price for those stock options.
(2)	Representing the sum of (i) $5,382,000, being 2.99 times 225% of Mr. Kneeland’s annual base salary as of December 31, 2011 ($800,000) and (ii) $15,057, being the cost of COBRA for 18 months, paid in the form of COBRA continuation coverage at no cost to the Mr. Kneeland.
(3)	In the scenario illustrated in this table, the total amount payable to Mr. Kneeland would have been reduced, under the terms of his employment agreement, by $1,242,148 to a total of $9,541,886 in order to avoid triggering excise tax under 280G.
(4)	Representing the sum of (i) 180% of Mr. Plummer’s annual base salary as of December 31, 2011 ($490,000) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Plummer.
(5)	Representing the sum of (i) 380% of Mr. Flannery’s annual base salary as of December 31, 2011 ($425,000) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Flannery.
(6)	Representing the sum of (i) 160% of Mr. Gottsegen’s annual base salary as of December 31, 2011 ($360,500) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Gottsegen.
(7)	Representing the sum of (i) Mr. Asplund’s annual base salary as of December 31, 2011 ($325,000) paid over one year and (ii) $16,689, being the cost of COBRA coverage for one year, paid in the form of COBRA continuation coverage at no cost to Mr. Asplund. Mr. Asplund’s employment agreement does not specifically require URI to provide COBRA continuation coverage, however, URI intends to do so.

For purposes of the named executive officers’ grants, a “change in control” generally includes a person or entity acquiring more than 50% of the total voting power of URI’s outstanding voting securities, as well as any merger, sale or disposition by URI of all or substantially all of its assets or business combination involving URI

(other than a merger or business combination that leaves the voting securities of URI outstanding immediately prior thereto continuing to represent—either by remaining outstanding or by being converted into voting securities of the surviving entity—more than 50% of the total voting power represented by the voting securities of URI or such surviving entity outstanding immediately after such merger or business combination). This definition varies in some respects among the named executive officers’ agreements and is described in greater detail in such agreements. In particular, earlier award agreements may contain different definitions.

URI DIRECTOR COMPENSATION

Director Fees

Directors who are executive officers of URI are not paid additional compensation for serving as directors.

For 2011, URI’s non-executive chairman received total annual compensation of $410,000, with (i) one-half paid in cash, in arrears, quarterly at the same time that other non-management directors receive the cash component of their pay (described below), and (ii) one-half paid in fully vested RSUs, granted on the date of URI’s annual meeting and, subject to acceleration in certain circumstances, settled three years after the date of grant. For any partial year, a pro-rata portion of such compensation is paid. Such compensation is in lieu of any other director’s pay (e.g., annual retainer fees and meeting attendance fees).

For 2011, URI’s non-management directors (other than its non-executive chairman) received the following compensation (as applicable):

•

annual retainer fees of (i) $80,000 for serving as director, (ii) $25,000 for serving as chairman of the Audit Committee, (iii) $15,000 for serving as chairman of the Compensation Committee, (iv) $10,000 for serving as chairman of the Nominating and Corporate Governance Committee or the Strategy Committee and (v) $7,500 for serving as chairman of the Finance Committee or the International Strategy Sub-Committee;

•

annual retainer fees of (i) $12,500 for serving as a member of the Audit Committee, (ii) $7,500 for serving as a member of the Compensation Committee and (iii) $5,000 for serving as a member of the Nominating and Corporate Governance Committee or the Strategy Committee;

•	meeting attendance fees of $1,500 for each Finance Committee and Strategy Committee meeting; and

•	an annual equity grant of $80,000 in fully vested RSUs, generally to be paid after three years (subject to acceleration and further deferral in certain circumstances).

The URI board believes stock ownership guidelines are a key vehicle for aligning the interests of directors and URI’s stockholders and has adopted stock ownership guidelines for non-management directors. Under these guidelines, within four years after joining the URI board (or May 1, 2006 in the case of existing members), each non-management member of the URI board is required to hold three times the annual cash retainer in URI’s common stock. The following shares count towards meeting these ownership guidelines: shares that are directly owned by the non-management director; shares that are beneficially owned by the non-management director, such as shares held in “street name” through a broker or shares held in trust; amounts credited to the non-management director’s deferred compensation account that are invested or deemed invested in URI’s common stock; unvested restricted stock or RSUs that vest based on continued service; and the value of the spread (the difference between the exercise price and the full market value of URI’s common stock) of fully vested stock options. Each of the non-management directors had satisfied the stock ownership guidelines when their holdings were measured as of March 2011.

URI also maintains a medical benefits program, comparable to that offered to its employees, in which its directors are eligible to participate at their own cost.

URI believes its compensation arrangements for non-management directors are comparable to the compensation levels for non-management directors at the majority of its peer companies.

Deferred Compensation Plan for Directors

URI maintains the United Rentals, Inc. Deferred Compensation Plan for Directors, under which its non-management directors may elect to defer receipt of the fees that would otherwise be payable to them.

Deferred fees are credited to a book-keeping account and are deemed invested, at the director’s option, in either a money market fund or shares of URI’s common stock. In such event, the director’s account either is credited with shares in the money market fund or shares of URI’s common stock equal to the deferred amount, and the account is fully vested at all times.

In addition, non-management directors have the ability to elect to further defer the settlement of their vested RSUs for at least five years beyond the originally scheduled settlement date in a manner consistent with Section 409A and the applicable regulations. See “Security Ownership of Certain Beneficial Owners and Management” for information regarding the outstanding RSUs held by URI’s non-management directors.

Director Compensation for Fiscal Year 2011

The table below summarizes the compensation paid by URI to non-management directors for the fiscal year ended December 31, 2011.

Name	Fees Earned in Cash 2011 ($)		Stock Award(1)(2) ($)	Total ($)
Jenne K. Britell	200,000	(3)	210,013	410,013
Jose B. Alvarez	97,500		80,006	177,506
Howard L. Clark, Jr.	96,000		80,006	176,006
Bobby J. Griffin	99,096	(4)	80,006	179,102
Singleton B. McAllister	100,000		80,006	180,006
Brian D. McAuley	120,000		80,006	200,006
John S. McKinney	102,500		80,006	182,506
Jason D. Papastavrou	100,000		80,006	180,006
Filippo Passerini	103,500		80,006	183,506
Keith Wimbush	95,438		80,006	175,444

(1)	The amounts in this column represent the grant date fair value of RSU awards computed in accordance with stock-based compensation accounting rules (ASC Topic 718) for 2011. The valuation methodology is based on the fair market value of URI’s common stock on the grant date. Fair market value is based on the closing price per share of URI’s common stock of $27.13 on May 11, 2011.
(2)	Each non-management director received an award of 2,949 RSUs on May 11, 2011, except for Dr. Britell, who received 7,741 as the equity component of her compensation arrangement as non-executive chairman of URI. For purposes of determining the number of RSUs to grant, the closing price per share of URI’s common stock of $27.13 on May 11, 2011 was used. Because URI does not grant fractional RSUs, the number of RSUs granted is rounded up to the nearest whole share of common stock and, accordingly, the actual value of the RSU component of director compensation may vary slightly from the director fees discussed above. All RSUs granted to non-management directors in 2011 are fully vested as of the date of grant but are not settled until the earlier of (i) May 11, 2014, (ii) the fifth business day following the director’s termination of service for any reason and (iii) the date of a change in control of URI (subject to further deferral in certain circumstances). Messrs. Griffin and Papastavrou elected to defer the settlement of the RSUs granted in 2011 until May 11, 2019.
(3)	Represents cash compensation earned in 2011 under the compensation arrangement for the non-executive chairman of URI (total annual compensation under this arrangement is $410,013, $200,000 of which was paid in cash and the remainder in fully vested RSUs).
(4)	Represents cash compensation earned in 2011, $27,950 of which was paid in cash and the remainder of which was deferred, resulting in the issuance of fully vested RSUs.

RSC STOCKHOLDERS’ ADVISORY VOTE

ON GOLDEN PARACHUTE COMPENSATION

“Golden Parachute” Compensation Payable to RSC Named Executive Officers

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of RSC that is based on or otherwise relates to the merger.

The information below assumes the merger occurs on April 30, 2012, in accordance with the terms of the merger agreement and the terms of the employment and equity award agreements in effect as of the date of filing this joint proxy statement/prospectus.

The value of the acceleration of the named executive officers’ equity awards is calculated assuming a price per share of RSC common stock of $19.06, which is the sum of (i) $10.80 plus (ii) $8.26, determined by multiplying 0.2783 of a share of common stock of URI by the average closing market price of a share of URI common stock over the first five business days following the first public announcement of the merger agreement, in accordance with SEC rules.

Name(1)	Cash ($)			Equity ($) (5)	Perquisites/ Benefits ($)(6)	Total ($)
	Change-in- Control Severance ($)(2)	2011 Success Bonus ($)(3)	2012 Incentive Bonus ($)(4)
Erik Olsson(7)	$—	$800,000	$800,000	$6,412,766	$—	$8,012,766
Patricia Chiodo(7)	$200,000	$425,000	$300,000	$1,238,218	$10,010	$2,173,228
Mark Krivoruchka(7)	$375,000	$425,000	$281,250	$1,701,882	$15,371	$2,798,503
David Ledlow	—	$400,000	$300,000	$2,234,162	$—	$2,934,162
Juan Corsillo	$225,000	$400,000	$337,500	$4,224,982	$11,035	$5,198,517

(1)	This table quantifies “golden parachute” compensation payable to each named executive officer of RSC. If the named executive officer’s employment were terminated by URI without “cause” or by the officer with “good reason” immediately following the closing of the merger, the officer’s estimated cash severance payments, value of continuation of benefits and the estimated value of the acceleration of his or her otherwise unvested equity awards, respectively, would be as follows: Mr. Olsson, $2,400,000, $69,061 and $6,412,766; Ms. Chiodo, $800,000, $49,041 and $1,238,218; Mr. Krivoruchka, $750,000, $39,742 and $1,701,882; Mr. Ledlow, $800,000, $30,311 and $2,234,162; and Mr. Corsillo, $900,000, $53,141 and $4,224,982.
(2)	Represents additional base salary continuation payments (payable in accordance with regular payroll practices) to which the executive would be entitled upon termination of employment without “cause” or resignation for “good reason” upon or within twelve months following a “change in control” as defined in the executive’s employment agreement with RSC and which would include a transaction such as the merger. These amounts are “double-trigger” payments: in addition to the occurrence of the merger, the payments are contingent on the occurrence of a qualifying termination upon or within 12 months following the merger. In connection with such a termination, the length of the severance period for Ms. Chiodo and Mr. Corsillo is extended from 18 to 24 months, and for Mr. Krivoruchka from 12 to 24 months. The salary continuation payments reported in the table above for Ms. Chiodo and Messrs. Krivoruchka and Corsillo are in addition to the regular salary continuation payments that would be payable upon any termination of such officer’s employment without “cause” or resignation for “good reason.” Such regular salary continuation payments for Ms. Chiodo and Messrs. Krivoruchka and Corsillo would be $600,000, $375,000 and $675,000, respectively. The amount of severance payable to the other named executive officers upon any termination of employment does not vary based on the occurrence or non-occurrence of a change in control.
(3)	Reflects the 2011 success bonuses paid in a lump sum to the named executive officers on December 30, 2011.

(4)	Reflects the full amount of the named executive officer’s RSC’s target 2012 annual cash bonus award and assumes the executive officer remains employed with URI following the closing of the merger through December 31, 2012. A prorated portion of the award is “single-trigger,” payable in cash at the closing of the merger. Using the assumed date of April 30, 2012, the single-trigger portion of the bonuses would be as follows: Mr. Olsson $266,667, Ms. Chiodo $100,000, Mr. Krivoruchka $93,750, Mr. Ledlow $100,000 and Mr. Corsillo $112,500. The balance of each executive’s assumed 2012 annual cash bonus is “double-trigger”: payable only if URI does not establish a comparable replacement short-term bonus program for the remainder of 2012 following the closing, or if the officer’s employment is terminated by URI without “cause” or by the executive with “good reason” (each as defined in the executive’s employment agreement) on or prior to December 31, 2012. The double-trigger amounts are payable in a single sum on the earlier of (x) December 31, 2012, subject to continued employment through such date or (y) the date of the executive’s qualifying termination of employment following the merger closing.
(5)	Represents the assumed value of options and restricted stock units for which vesting would be subject to “double-trigger” acceleration following the assumed date of April 30, 2012, and the conversion of those awards into awards for URI common stock, calculated pursuant to SEC rules using an assumed value of RSC common stock of $19.06. The acceleration of vesting would occur if the merger occurs and, following the merger, the officer’s employment were involuntarily terminated or “constructively terminated” as defined in the RSC equity incentive plan and award agreements. The chart below contains additional detail regarding the unvested options and restricted stock units (RSUs) currently held by each named executive officer and assumed to remain outstanding and unvested as of the assumed date of April 30, 2012. In accordance with the terms of outstanding performance-based RSUs, the number of RSC shares underlying unvested RSUs in the table above and in the chart below assumes the deemed satisfaction of performance targets at 100% upon the closing of the merger.

	Total Number of RSC Shares Underlying Unvested Options (#)	Value of Unvested Options ($)	Total Number of RSC Shares Underlying Unvested RSUs (#)	Value of Unvested RSUs ($)	Total Value of Unvested Options and Unvested RSUs ($)
Erik Olsson	277,265	$1,445,730	260,600	$4,967,036	$6,412,766
Patricia Chiodo	55,219	$245,192	52,100	$993,026	$1,238,218
Mark Krivoruchka	74,200	$358,152	70,500	$1,343,730	$1,701,882
David Ledlow	96,403	$511,138	90,400	$1,723,024	$2,234,162
Juan Corsillo	207,654	$1,741,045	130,322	$2,483,937	$4,224,982

(6)	Represents an estimate of the value of the continuation of the benefits described below during the additional severance period described in footnote 2 above applicable to Ms. Chiodo and Messrs. Krivoruchka and Corsillo for termination of employment without “cause” or resignation for “good reason” upon or within twelve months following a change in control, such as the merger. Each named executive officer is entitled to $9,000 of outplacement counseling and services and continuation of the following during the severance period in the event of termination without “cause” or resignation with “good reason”:

•

payment during the applicable severance period described above (or until the officer is eligible to receive coverage from another employer, if earlier) of medical and dental insurance premiums for continued coverage under company plans during the COBRA period and, only if applicable thereafter, under an individual policy providing substantially similar coverage to the company’s plans;

•	continued life insurance coverage; and

•	reasonable association fees related to the officer’s former duties.

These benefits are “double-trigger.” The value of the continuation of benefits during the additional severance period is in addition to the value of the $9,000 of outplacement counseling and services and continuation of benefits upon termination of employment without “cause” or resignation for “good reason”

regardless of the occurrence of a change in control, which for Ms. Chiodo and Messrs. Krivoruchka and Corsillo are $39,030, $24,371 and $42,106, respectively. The length of the severance period, and thus the value of the continuation of benefits, for the other named executive officers upon any termination of employment does not vary based on the occurrence or non-occurrence of a change in control.

(7)	Mr. Olsson’s and Ms. Chiodo’s employment is expected to terminate in connection with the merger entitling them to the “double-trigger” accelerated vesting of restricted stock units and options and to severance payments and benefits. The estimated cash severance amount payable to Mr. Olsson is $2,400,000 and to Ms. Chiodo is $800,000, and the estimated value of the accelerated vesting of otherwise unvested outstanding equity awards under the assumptions stated above is $6,412,766 for Mr. Olsson and $1,238,218 for Ms. Chiodo. Mr. Krivoruchka’s employment is currently expected to terminate as of January 1, 2013, which would entitle him to double-trigger accelerated vesting of restricted stock units and options and to severance payments and benefits. The estimated cash severance amount payable to Mr. Krivoruchka is $750,000 and the estimated value of the accelerated vesting of his currently outstanding equity awards is $1,701,882 under the assumptions stated above.

Change-in-Control Cash Severance and Benefits Continuation

RSC has entered into an employment agreement with each of its named executive officers that specifies the severance payments and benefits to be provided upon various circumstances of termination of employment. In the case of Messrs. Olsson and Ledlow, such severance payments and benefits are not dependent on and do not vary based on the occurrence of the merger. In the case of Ms. Chiodo and Messrs. Krivoruchka and Corsillo, as described above, the officer’s severance period for continuation of base salary and benefits in the event of termination without cause or resignation with good reason will be extended if such qualifying termination occurs upon or within twelve months following a change in control, such as the merger. The executive’s salary continuation is paid in installments in accordance with regular payroll practices. The salary and benefits continuation periods for each named executive officer are as follows:

•	36 months for Mr. Olsson;

•	24 months for Mr. Ledlow;

•	18 months for Ms. Chiodo and Mr. Corsillo, or 24 months if the officer’s employment were terminated upon or within twelve months following the effective time;

•	12 months for Mr. Krivoruchka, or 24 months if Mr. Krivoruchka’s employment were terminated upon or within twelve months following the effective time.

Pursuant to the employment agreements, the severance payments and benefits are contingent upon the officer’s execution of a release of all claims against RSC, and the cash severance payments are contingent upon continued compliance with the confidentiality, noncompetition, and nonsolicitation covenants contained in his or her employment agreement. The noncompetition and nonsolicitation restrictions apply for 18 months in the case of Messrs. Olsson and Krivoruchka, 24 months for Ms. Chiodo and Mr. Corsillo and 12 months for Mr. Ledlow. If Mr. Krivoruchka’s employment is terminated without cause or he resigns with good reason upon or within twelve months following a change in control, his restrictions apply for 24 months.

If an officer violates any of the confidentiality, noncompetition, and nonsolicitation covenants, RSC is not required to continue cash severance payments and is entitled to reimbursement from the executive of cash severance payments previously made. In addition, if the officer violates, or if it appears likely that such officer will violate, any of the confidentiality, noncompetition, or nonsolicitation covenants, RSC is entitled under the employment agreements to specific performance and injunctive relief. All severance payments and benefits are also subject to recoupment in accordance with any compensation recovery policy that RSC is required to maintain (x) under applicable NYSE rules or (y) the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. See “The Merger—Interests of RSC Directors and Executive Officers in the Merger” on page      for additional detail concerning the terms of the employment agreements with each named executive officer.

2011 Executive Success Bonuses

As described above, discretionary cash success bonuses were paid on December 30, 2011 to RSC’s executive officers, including the named executive officers. See “The Merger—Interests of RSC Directors and Executive Officers in the Merger—2011 Executive Success Bonuses” on page     .

2012 Annual Bonuses

RSC’s 2012 annual bonus plan provides for special prorated payment of the amount of the named executive officers’ 2012 target bonus award at the closing of the merger and other terms described in more detail under the section entitled “The Merger—Interests of RSC Directors and Executive Officers in the Merger—2012 Annual Bonuses” beginning on page     .

Equity Awards—Options and Restricted Stock Units

Each of the named executive officers holds options and restricted stock units for RSC common stock. As described above, the merger agreement provides that, at the effective time, all outstanding options and restricted stock units held by RSC employees will be converted into awards for URI common stock subject to double-trigger vesting, with the merger as the first trigger and specified events of termination of employment as the second trigger. See “The Merger—Interests of RSC Directors and Executive Officers in the Merger—Options and Restricted Stock Units Held by Executive Officers” on page      for more detail about the treatment in the merger of RSC equity awards held by named executive officers.

No “Golden Parachute” Compensation Payable to URI Named Executive Officers

None of the named executive officers of URI will receive any type of “golden parachute” compensation that is based on or otherwise relates to the merger.

Vote Required and Board of Directors Recommendation

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that RSC seek an advisory (non-binding) vote from its stockholders to approve certain “golden parachute” compensation that its “named executive officers” will receive from RSC in connection with the merger. The proposal gives RSC’s stockholders the opportunity to express their views on the merger-related compensation of RSC’s named executive officers. Approval requires the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the proposal. Accordingly, RSC is asking its shareholders to approve the following resolution on a non-binding, advisory basis:

“RESOLVED, that the stockholders approve, on an advisory (non-binding) basis, the agreements or understandings with and items of compensation payable to the named executive officers of RSC Holdings Inc. that are based on or otherwise relate to the merger with United Rentals, Inc., as disclosed in the section of the joint proxy statement/prospectus entitled “RSC Stockholders’ Advisory Vote on Golden Parachute Compensation.”

The RSC board recommends that stockholders approve the “golden parachute” compensation arrangements described in this joint proxy statement/prospectus by voting “FOR” the above proposal.

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on RSC or URI. If the merger is completed, the “golden parachute” compensation may be paid to RSC’s named executive officers even if RSC stockholders fail to approve the “golden parachute” compensation.

CERTAIN BENEFICIAL OWNERS OF

RSC COMMON STOCK

The following tables set forth, to the best knowledge and belief of RSC, certain information regarding the beneficial ownership of RSC common stock as of February 21, 2012 by (i) each person known to RSC to be the beneficial owner of more than 5% of the outstanding RSC common stock, (ii) each director and named executive officer of RSC and (iii) all of RSC’s directors and executive officers as a group.

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to RSC who may be considered a beneficial owner of more than 5% of the outstanding shares of RSC common stock as of February 21, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
OHCP II RSC, LLC	23,910,939	(1)	22.4%
OHCMP II RSC, LLC	2,155,540	(1)	2.0%
OHCP II RSC COI, LLC	8,688,850	(1)	8.1%
Barrow, Hanley, Mewhinney & Strauss, LLC	5,588,831	(2)	5.2%

(1)

Represents shares held by the Oak Hill Stockholders: (i) OHCP II RSC, LLC, whose sole member is Oak Hill Capital Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; (ii) OHCMP II RSC, LLC, whose managing member is Oak Hill Capital Management Partners II, L.P, whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; and (iii) OHCP II RSC COI, LLC, whose managing member is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC. J. Taylor Crandall, John Fant, Steve Gruber, Kevin G. Levy, Denis Nayden, Ray Pinson, and Mark A. Wolfson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Oak Hill Stockholders. Such persons disclaim such beneficial ownership. The address for each of the Oak Hill Stockholders is 201 Main Street, Suite 1018, Fort Worth, TX 76102. By virtue of certain provisions of the Voting Agreement, dated as of December 15, 2011, by and among the Oak Hill Stockholders and URI, URI may be deemed to share the power to vote all 34,755,329 shares of RSC common stock beneficially owned by the Oak Hill Stockholders.

(2)

Based upon a Schedule 13G filed by Barrow, Hanley, Mewhinney & Strauss, LLC on February 10, 2012, in which Barrow, Hanley, Mewhinney & Strauss, LLC reported that it had sole voting power over 2,721,000 of such shares and investment discretion over 5,588,831 of such shares as of February 9, 2012. The address for Barrow, Hanley, Mewhinney & Strauss, LLC is 2200 Ross Avenue, 31st Floor, Dallas, TX 75201-2761.

Security Ownership by Management

Direct and indirect ownership of common stock by each of the directors, each of the named executive officers and by all directors and executive officers as a group is set forth in the following table as of February 21, 2012, together with the percentage of total shares outstanding represented by such ownership. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days. Unless otherwise indicated, the address for each individual listed below is c/o RSC Holdings Inc., 6929 East Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Shares Owned Directly and Indirectly (1)	Options Exercisable within 60 days (2)	Total Beneficial Ownership	Percent of Class
Directors
Erik Olsson	161,264	2	161,266	*
James H. Ozanne(3)	103,630	—	103,630	*
Donald C. Roof(4)	65,336	—	65,336	*
Pierre E. Leroy(5)	57,603	—	57,603	*
Edward Dardani(6)	10,065	—	10,065	*
Denis Nayden(6)	9,521	—	9,521	*
J. Taylor Crandall(6)	9,521	—	9,521	*
David T. Brown(7)	3,242	—	3,242	*
Named Executive Officers Who Are Not Directors
David Ledlow	91,957	—	91,957	*
Patricia Chiodo	38,316	1	38,317	*
Juan Corsillo(8)	27,129	52,628	79,757	*
Mark Krivoruchka	—	—	—	*
All Directors and Executive Officers as a Group (14 persons)(9)	595,584	52,631	648,215	*

*	Less than 1%
(1)

Includes shares for which the named person (i) has sole voting and investment power and (ii) has shared voting and investment power with a spouse. This information has been provided by the directors and executive officers or is based upon Section 16 filings made with the SEC by the directors and executive officers.

(2)	Represents shares of stock that can be acquired upon the exercise of stock options exercisable within the 60 day period after February 21, 2012.
(3)	Ownership includes 84,316 restricted stock units which have vested.
(4)	Ownership includes 49,336 restricted stock units which have vested.
(5)	Ownership includes 45,603 restricted stock units which have vested.
(6)

Does not include shares of common stock held by the Oak Hill Stockholders. Messrs. Nayden, Crandall and Dardani are directors of RSC and executives of Oak Hill Capital Management, LLC, the manager of funds affiliated with the Oak Hill Stockholders. Such persons disclaim beneficial ownership of the shares held by the Oak Hill Stockholders.

(7)	Ownership includes 3,242 restricted stock units which have vested.
(8)	Ownership includes 10,767 restricted stock units which have vested and 16,362 restricted stock units that will vest on March 15, 2012.
(9)

Includes shares held and stock options and restricted stock units which are currently exercisable or which will become exercisable within the 60 day period after February 21, 2012, for the directors and executive officers of RSC.

CERTAIN BENEFICIAL OWNERS OF

URI COMMON STOCK

The following tables set forth, to the best knowledge and belief of URI, certain information regarding the beneficial ownership of URI common stock as of February 21, 2012 by (i) each person known to URI to be the beneficial owner of more than 5% of the outstanding URI common stock, (ii) each director and certain named executive officers of URI and (iii) all of URI’s directors and executive officers as a group.

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to URI who may be considered a beneficial owner of more than 5% of the outstanding shares of URI common stock as of February 21, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
BlackRock, Inc.	6,436,819	(1)	10.21%
The Vanguard Group, Inc.	4,075,669	(2)	6.46%
Wellington Management Company, LLP	4,017,078	(3)	6.37%

(1)

Derived from a Schedule 13G/A filed with the SEC on February 13, 2012, by BlackRock, Inc. with respect to holdings as of January 31, 2012. According to the Schedule 13G/A, BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) of the Exchange Act. BlackRock, Inc. is the beneficial owner of 6,436,819 shares, of which it has sole power to vote or direct the vote of 6,436,819 shares and the sole power to dispose or to direct the disposition of 6,436,819 shares. BlackRock, Inc.’s address is 40 East 52nd Street, New York, New York 10022.

(2)

Derived from a Schedule 13G/A filed with the SEC on February 9, 2012 with respect to holdings as of December 31, 2011. According to the Schedule 13G/A, The Vanguard Group, Inc. is an investment advisor. It is the beneficial owner of 4,075,669 shares, with the sole power to vote or direct the vote of 93,009 shares, the sole power to dispose or to direct the disposition of 3,982,660 shares and the shared power to dispose or direct the disposition of 93,009 shares. The Vanguard Group, Inc.’s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19335.

(3)

Derived from a Schedule 13G/A filed with the SEC on February 14, 2012 with respect to holdings as of December 31, 2011. According to the Schedule 13G/A, Wellington Management Company, LLP is an investment advisor. It is the beneficial owner of 4,017,078 shares, with the shared power to vote or direct the vote of 3,348,476 shares and the shared power to dispose or to direct the disposition of 4,017,078 shares. Wellington Management’s address is 280 Congress Street, Boston, Massachusetts 02210.

Security Ownership by Management

Direct and indirect ownership of common stock by each of the directors, each of the Named Executive Officers and by all executive officers as a group is set forth in the following table as of February 21, 2012, together with the percentage of total shares outstanding represented by such ownership. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class(2)
Michael J. Kneeland	460,408	(3)	*
William B. Plummer	226,503	(4)	*
Matthew J. Flannery	117,894	(5)	*
Jonathan M. Gottsegen	40,585	(6)	*
Dale A. Asplund	37,524	(7)	*
Jenne K. Britell	58,774	(8)	*
José B. Alvarez	17,307	(9)	*
Howard L. Clark, Jr.	24,653	(10)	*
Bobby J. Griffin	17,795	(11)	*
Singleton B. McAllister	26,717	(12)	*
Brian D. McAuley	30,717	(13)	*
John S. McKinney	14,907	(14)	*
Jason D. Papastavrou	23,717	(15)	*
Filippo Passerini	14,907	(16)	*
Keith Wimbush	17,681	(17)	*
All executive officers and directors as a group (16 persons)	1,200,414	(18)	1.9%

*	Less than 1%
(1)	The address of each executive officer and director is c/o United Rentals, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.
(2)

Unless otherwise indicated, each person or group of persons named above has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares, which, as of a given date, such person or group has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security, which such person or group has the right to acquire within 60 days after such date, is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(3)

Consists of 184,872 outstanding shares, 141,478 shares issuable upon the exercise of currently exercisable stock options, 101,003 shares issuable upon the exercise of options that will vest in March 2012, 24,056 shares issuable upon settlement of RSUs that will vest in March 2012 and 8,999 shares held indirectly through a retirement plan.

(4)

Consists of 51,170 outstanding shares, 95,001 shares issuable upon the exercise of currently exercisable stock options, 66,166 shares issuable upon the exercise of options that will vest in March 2012 and 14,166 shares issuable upon settlement of RSUs that will vest in March 2012.

(5)

Consists of 27,395 outstanding shares, 36,667 shares issuable upon the exercise of currently exercisable stock options, 40,166 shares issuable upon the exercise of options that will vest in March 2012 and 13,666 shares issuable upon settlement of RSUs that will vest in March 2012.

(6)	Consists of 2,252 outstanding shares, 26,666 shares issuable upon the exercise of options that will vest in March 2012 and 11,667 shares issuable upon settlement of RSUs that will vest in March 2012.
(7)

Consists of 3,857 outstanding shares, 25,000 shares issuable upon the exercise of options that will vest in March 2012, 7,833 shares issuable upon settlement of RSUs that will vest in March 2012 and 834 shares issuable upon settlement of RSUs that will vest in April 2012.

(8)

Consists of 10,876 outstanding shares and 47,898 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 21,938 RSUs is deferred until June 2012, settlement of 13,039 RSUs is deferred until May 2013, settlement of 7,741 RSUs is deferred until May 2014 and settlement of 5,180 RSUs is deferred until May 2016, subject to acceleration in certain conditions).

(9)

Consists of 2,400 outstanding shares and 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(10)

Consists of 3,746 outstanding shares, 6,000 shares issuable upon the exercise of currently exercisable stock options and 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(11)

Consists of 17,795 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2017, settlement of 4,458 RSUs is deferred until May 2018 and settlement of 2,949 RSUs is deferred until May 2019, subject to acceleration in certain conditions) and 2,888 shares issuable upon settlement of Phantom Stock Units that will be paid on the first day of the month following termination of Mr. Griffin’s service as a director.

(12)

Consists of 5,810 outstanding shares, 6,000 shares issuable upon the exercise of currently exercisable stock options and 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(13)

Consists of 9,810 outstanding shares, 6,000 shares issuable upon the exercise of currently exercisable stock options and 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(14)

Consists of 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(15)

Consists of 3,036 outstanding shares, 3,000 shares issuable upon the exercise of currently exercisable stock options and 17,681 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 2,774 RSUs is deferred until May 2016, settlement of 7,500 RSUs is deferred until June 2017, settlement of 4,458 RSUs is deferred until May 2018 and settlement of 2,949 RSUs is deferred until May 2022, subject to acceleration in certain conditions).

(16)

Consists of 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(17)

Consists of 2,774 outstanding shares and 14,907 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement of 7,500 RSUs is deferred until June 2012, settlement of 4,458 RSUs is deferred until May 2013 and settlement of 2,949 RSUs is deferred until May 2014, subject to acceleration in certain conditions).

(18)

Consists of 320,790 outstanding shares, 603,147 shares issuable upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days, 267,478 shares issuable upon settlement of RSUs that have vested (but with respect to which settlement is deferred) or will vest within 60 days and 8,999 shares held indirectly through the Company’s retirement plan.

EXPERTS

The consolidated financial statements of United Rentals, Inc. appearing in United Rentals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 (including the schedule appearing therein), and the effectiveness of United Rentals, Inc.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and United Rentals, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of RSC and its subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated in this joint proxy statement/prospectus by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Sullivan & Cromwell LLP, counsel to URI, will pass upon the validity of the URI common stock offered by this joint proxy statement/prospectus.

It is a condition to the completion of the merger that URI receive an opinion from Sullivan & Cromwell LLP, counsel to URI, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the closing date, RSC will not recognize any gain or loss in respect of the merger, and that RSC receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to RSC, to the effect that on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the closing date, RSC will not recognize any gain or loss in respect of the merger. In rendering such opinions, counsel may require and rely upon customary representations contained in certificates of officers of RSC and URI, which RSC and URI shall provide at such times as requested by such counsel. See “The Merger Agreement—Conditions to the Merger” and “The Merger—Material United States Federal Income Tax Consequences of the Merger.”

OTHER MATTERS

As of the date of this document, neither the URI board nor the RSC board knows of any matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before either the URI special meeting or the RSC special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

RSC ANNUAL MEETING STOCKHOLDER PROPOSALS

If the merger is completed, RSC will merge with and into URI. However, if the merger is not completed, RSC will hold a 2012 annual meeting of stockholders. Any stockholder nominations or proposals for other business intended to be presented at RSC’s next annual meeting must comply with the notice procedures set forth in RSC’s by-laws and be submitted to RSC as set forth below.

Under RSC’s by-laws certain procedures are provided that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to RSC Holdings Inc. at 6929 East Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary, no later than 90 days nor more than 120 days prior to the date of the annual meeting. Any such proposed item of business other than nominations must constitute a proper matter for stockholder action and RSC may reasonably request that any other information be provided regarding the proposed item of business.

If, however, the date of RSC’s 2012 annual meeting is advanced more than 30 days, or delayed more than 70 days, notice of a proposal must be received by RSC’s Corporate Secretary (i) not earlier than 120 days prior to the newly scheduled annual meeting date and (ii) not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to the SEC’s new proxy access rules, or stockholder proposals made pursuant to Exchange Act Rule 14a-8.

URI ANNUAL MEETING STOCKHOLDER PROPOSALS

URI anticipates holding its 2012 annual meeting of stockholders on May 8, 2012; however, this date may be later depending on the date of the URI special meeting. If URI’s 2012 annual meeting is held as currently anticipated, the record date for URI stockholders entitled to vote at the annual meeting will be March 15, 2012. As a result, RSC stockholders receiving URI common stock upon completion of the merger will not be entitled to vote at URI’s 2012 annual meeting.

If URI’s 2012 annual meeting is postponed for any reason, RSC stockholders receiving URI common stock upon completion of the merger may be entitled to vote at the annual meeting. Any stockholder nominations or proposals for other business intended to be presented at URI’s next annual meeting must comply with the notice procedures set forth in URI’s by-laws and be submitted to URI as set forth below.

Under URI’s by-laws certain procedures are provided that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to URI’s Executive Office, Five Greenwich Office Park, Greenwich, Connecticut 06831, attention: Corporate Secretary, no later than 90 days nor more than 120 days prior to the date of the annual meeting.

If, however, the date of URI’s 2012 annual meeting is advanced more than 30 days, or delayed more than 30 days, URI must receive notice by the later of (1) the date 90 days prior to the newly scheduled annual meeting date or (2) the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to the SEC’s new proxy access rules, or stockholder proposals made pursuant to Exchange Act Rule 14a-8.

APPRAISAL RIGHTS

Under Delaware law, stockholders of RSC have the right to dissent from the merger and to receive, in lieu of the merger consideration described under “The Merger—Merger Consideration” beginning on page     , payment in cash for the fair value of their shares of RSC common stock. RSC stockholders electing to do so must comply with the provisions of Section 262 of the DGCL in order to perfect their rights of appraisal. RSC stockholders who elect to exercise appraisal rights must not vote in favor of the proposal to adopt the merger agreement and must comply with the provisions of Section 262 of the DGCL, in order to perfect their rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights. A copy of the applicable Delaware statute is attached as Appendix F of this document.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to Section 262 of the DGCL. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that RSC stockholders exercise their appraisal rights under Section 262.

Section 262 requires that where a merger agreement is to be submitted for adoption at a meeting of stockholders, the stockholders be notified that appraisal rights will be available not less than 20 days before the meeting to vote on the merger. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes RSC’s notice to its stockholders that appraisal rights are available in connection with the merger, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Appendix F to this joint proxy statement/prospectus. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL.

If you elect to demand appraisal of your shares of RSC common stock, you must satisfy each of the following conditions:

You must deliver to RSC a written demand for appraisal of your shares of RSC common stock before the vote is taken to approve the proposal to adopt the merger agreement, which must reasonably inform RSC of the identity of the holder of record of RSC common stock who intends to demand appraisal of his, her or its shares of common stock; and you must not vote or submit a proxy in favor of the proposal to adopt the merger agreement.

If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of RSC common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of RSC common stock. A holder of shares of RSC common stock wishing to exercise appraisal rights must hold of record the shares of common stock on the date the written demand for appraisal is made and must continue to hold the shares of common stock of record through the effective time, because appraisal rights will be lost if the shares of common stock are transferred prior to the effective time. Voting against or failing to vote for the proposal to adopt the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a RSC stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the merger agreement.

All demands for appraisal should be addressed to RSC Holdings Inc., 6929 East Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary, and must be delivered before the vote is taken to approve the proposal to adopt the merger agreement at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of common stock. The demand must reasonably inform RSC of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares of common stock.

To be effective, a demand for appraisal by a stockholder of RSC common stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records, in the case of uncertificated shares. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a broker or other nominee, submit the required demand in respect of those shares of common stock. If you hold your shares of RSC common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of common stock as to which appraisal is sought. Where no number of shares of common stock is expressly mentioned, the demand will be presumed to cover all shares of common stock held in the name of the record owner.

Within 10 days after the effective time, the surviving corporation in the merger must give written notice that the merger has become effective to each of RSC stockholders who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the merger agreement. At any time within 60 days after the effective time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the cash and/or stock consideration specified by the merger agreement for that stockholder’s shares of RSC common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation. A person who is the beneficial owner of shares of RSC common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation for such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of common stock and with whom agreements as to the value of their shares of common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of RSC common stock, the Delaware Court of Chancery will appraise the shares of RSC common stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of RSC common stock. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

You should be aware that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although we believe that the per share merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court, and RSC stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, we do not anticipate offering more than the per share merger consideration to any RSC stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of common stock is less than the per share merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time, be entitled to vote shares of RSC common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of RSC common stock, other than with respect to payment as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder otherwise fails to perfect, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the consideration described in the merger agreement (without interest) for his, her or its shares of RSC common stock pursuant to the merger agreement.

In view of the complexity of Section 262 of the DGCL, RSC stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows URI and RSC to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by URI (File No. 001-14387):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on January 25, 2012;

•	Current Reports on Form 8-K, filed on January 25, 2012 and February 15, 2012 (other than the portions of such documents not deemed to be filed); and

•

The description of URI capital stock contained in a registration statement filed with the SEC under 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description, which description is amended by the description contained in this prospectus.

This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by RSC (File No. 001-33485):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on January 26, 2012; and

•	Current Reports on Form 8-K, filed on February 15, 2012 and February 17, 2012 (other than the portions of such documents not deemed to be filed).

In addition, URI and RSC are incorporating by reference any documents they may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the respective special meetings of URI and RSC stockholders.

Both URI and RSC file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either URI or RSC files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) 732-0330 for further information on the public reference room. In addition, URI and RSC file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from URI at www.ur.com under the “Investor Relations” link and then under the heading “SEC Filings” or from RSC by accessing RSC’s website at www.rscrental.com under the “Investors” link and then under the heading “SEC Filings.”

Neither URI nor RSC has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

We have included in, or incorporated by reference into, this joint proxy statement/prospectus forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control and, consequently, our actual results may differ materially from those projected by any forward-looking statements. See the section titled “Risk Factors” beginning on page      for information regarding certain important factors that could cause our actual results to differ materially from those projected in our forward-looking statements. Our forward-looking statements contained herein speak only as of the date of this joint proxy statement/prospectus or, in the case of any document incorporated by reference into this joint proxy statement/prospectus, the date of that document. Except to the extent required by applicable law, we make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statements are made. Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following:

Standard Operating Factors

•

a change in the pace of the recovery in URI’s end markets which began late in the first quarter of 2010. URI’s business is cyclical and highly sensitive to North American construction and industrial activities. Although URI has recently experienced an upturn in rental activity, there is no certainty this trend will continue. If the pace of the recovery slows or construction activity declines, URI’s revenues and, because many of its costs are fixed, its cash flow generation and profitability, may be adversely affected;

•	inability to benefit from government spending associated with stimulus-related construction projects;

•	restrictive covenants in URI’s debt agreements, which could limit URI’s financial and operational flexibility;

•	noncompliance with covenants in URI’s debt agreements, which could result in its lenders terminating URI’s credit facilities and requiring URI to repay outstanding borrowings;

•	inability to access the capital that URI’s businesses or growth plans may require;

•	inability to manage credit risk adequately or to collect on contracts with a large number of customers;

•	incurrence of impairment charges;

•	the outcome or other potential consequences of regulatory matters and commercial litigation;

•	incurrence of additional expenses (including indemnification obligations) and other costs in connection with litigation, regulatory and investigatory matters;

•	increases in URI’s loss reserves to address business operations, other claims or claims that exceed URI’s established levels of reserves;

•	increases in URI’s maintenance and replacement costs if URI ages its fleet, and decreases in the residual value of its equipment;

•	inability to sell URI’s new or used fleet in the amounts, or at the prices, URI expects;

•	turnover in URI’s management team and inability to attract and retain key personnel;

•	rates URI can charge and time utilization URI can achieve being less than anticipated;

•	costs URI incurs being more than anticipated, and the inability to realize expected savings in the amounts or time frames planned;

•	dependence on key suppliers to obtain equipment and other supplies for URI’s business on acceptable terms;

•	competition from existing and new competitors;

•	disruptions in URI’s information technology systems;

•	the costs of complying with environmental and safety regulations;

•

labor disputes, work stoppages or other labor difficulties, which may impact URI’s productivity, and potential enactment of new legislation or other changes in law affecting URI’s labor relations or operations generally;

•	shortfalls in URI’s insurance coverage; and

•	adverse developments in URI’s existing claims or significant increases in new claims;

Transaction-Related Factors

•

the merger is subject to many conditions, including, among others: (i) receipt of RSC stockholder approval and (ii) receipt of URI stockholder approval, and if these conditions are not satisfied or waived, the merger will not be completed. In addition, the merger may not be completed within URI’s expected time frame;

•

URI’s anticipated level of indebtedness will or could require URI to devote a substantial portion of its cash flow to debt service, reducing the funds available for other purposes, or otherwise constraining its financial flexibility;

•

an inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon URI’s revenues, level of expenses and operating results; and

•

integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost savings and synergies, if achieved at all, may be lower than what URI expects and may take longer to achieve than anticipated.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

United Rentals, Inc.

and

RSC Holdings Inc.

Dated as of December 15, 2011

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Page(s)
ABL Facility	77
Actions	22
Affiliate	99
Agreed Courts	106
Agreed Issues	106
Agreement	Recitals
Alternate Financing	71
Alternative Acquisition Agreement	62
Antitrust Consents	78
Antitrust Law	99
Book-Entry Shares	4
Business Day	99
Capitalization Date	14
Cash Consideration	4
Certificate	4
Certificate of Merger	2
Closing	2
Closing Date	2
COBRA	30
Commissioner	79
Company	Recitals
Company Acquisition Proposal	63
Company Adverse Recommendation Change	61
Company Board Recommendation	17
Company Bylaws	14
Company Charter	14
Company Common Shares	3
Company Disclosure Letter	13
Company Employees	84
Company Intellectual Property	33
Company Intervening Event	62
Company Plans	27
Company Preferred Shares	14
Company Related Parties	99
Company SEC Documents	18
Company Severance Plan	85
Company Shares	14
Company Stock-Based Awards	15
Company Stockholder Approval	36
Company Stockholders Meeting	57
Company Superior Proposal	64
Competition Act	18
Compliant	77
Confidentiality Agreement	60
Consents	18
Continuation Period	84
Continuing Employees	84
Contract	17

Page(s)
Convertible Securities	100
Costs	81
DGCL	2
Dissenting Shares	4
Dissenting Stockholder	4
DOJ	79
DOL	28
Effective Time	2
Eligible Shares	4
Environmental Laws	25
Equity Securities	100
ERISA	27
ERISA Affiliate	29
Exchange Agent	8
Exchange Fund	9
Exchange Rate	4
Excluded Shares	3
Filings	18
Financing Commitment	46
Financing Sources	100
Foreign Corrupt Practices Act	24
Form S-4	58
Fraud	100
FTC	79
Governmental Entity	18
Hazardous Materials	25
HIPAA	30
HSR Act	16
Indemnified Parties	81
Infringed	34
Intellectual Property	35
IRS	27
IT Assets	35
Joint Proxy Statement/Prospectus	18
Knowledge	100
Law	100
Leased Real Property	33
Leases	33
Liens	14
Listed Purchaser Common Shares	86
Marketing Period	75
Material Adverse Effect	100
Material Contract	23
Merger	Recitals
Merger Consideration	4
Multiemployer Plan	27
Multiple Employer Plan	27
Negotiation Period	62
New Financing Commitment	71

A-iv

Non-U.S. Company Plans	28
Order	101
Outside Date	90
Owned Real Property	33
Per Share Cash Amount	4
Permits	23
Permitted Liens	102
person	102
Personal Information	35
Privacy Policies	34
Purchaser	Recitals
Purchaser Acquisition Proposal	68
Purchaser Adverse Recommendation Change	67
Purchaser Board Recommendation	40
Purchaser Bylaws	2
Purchaser Charter	2
Purchaser Common Share	3
Purchaser Disclosure Letter	38
Purchaser Intervening Event	67
Purchaser Material Adverse Effect	102
Purchaser No-Shop Period	65
Purchaser Plans	84
Purchaser Preferred Shares	39
Purchaser Related Parties	103
Purchaser SEC Documents	41
Purchaser Share Consideration	4
Purchaser Share Issuance	40
Purchaser Stockholder Approval	47
Purchaser Stockholders Meeting	57

Purchaser Superior Proposal	68
Purchaser Termination Fee	95
R III	Recitals
Real Property	33
Reimbursable Expenses	94
Release	25
Representatives	103
Required Governmental Consents	87
Required Information	76
Reserve Amount	76
Restraining Orders	87
Second Request	79
SIR	79
Solvent	103
SOX	18
Subsequent Mergers	Recitals
Subsidiary	104
Surviving Corporation	2
Surviving Newco	3
Systems	35
Takeover Laws	36
Tax	33
Tax Return	33
Termination Fee	94
U Newco	Recitals
U Opco	Recitals
Vacation Policy	85
Voting Agreement	Recitals
WARN Act	26

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 15, 2011 (this “Agreement”), between United Rentals, Inc., a Delaware corporation (“Purchaser”), and RSC Holdings Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective boards of directors of each of Purchaser and the Company have approved the merger of the Company with and into Purchaser (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, the parties intend for the Merger to qualify as a reorganization for United States federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the parties desire that immediately following the Merger, Purchaser shall cause RSC Holdings III, LLC (“R III”), a Delaware limited liability company and wholly owned Subsidiary of the Company, and United Rentals (North America), Inc. (“U Opco”), a Delaware corporation and wholly owned Subsidiary of Purchaser, each to merge with and into a newly formed Delaware corporation and wholly owned subsidiary of Purchaser (“U Newco”) (collectively, the “Subsequent Mergers”), upon the terms and subject to the conditions of this Agreement and have approved such Subsequent Mergers;

WHEREAS, the respective boards of directors of each of Purchaser and the Company have each unanimously determined that it is in the best interests of their respective companies and stockholders to consummate the Merger and the Subsequent Mergers provided for herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Purchaser to enter into this Agreement, certain stockholders of the Company have entered into a Voting Agreement with Purchaser (the “Voting Agreement”); and

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Company shall be merged with and into Purchaser at the Effective Time (as defined in Section 1.03). As a result of the Merger, the separate corporate existence of the Company shall cease and Purchaser shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects specified in the DGCL.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m. local time, on the date that is the later of (a) the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, (b) the earlier of (i) a date during the Marketing Period specified by Purchaser on no fewer than three (3) Business Days notice to the Company and (ii) the final day of the Marketing Period, and (c) such other time, date or place as Purchaser and the Company may mutually agree in writing. The time and date of the Closing is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as Purchaser and the Company shall agree in writing and shall specify in the Certificate of Merger (the “Effective Time”).

SECTION 1.04. Charter and Bylaws. (a) The restated certificate of incorporation of Purchaser in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Purchaser Charter”), until duly amended as provided therein or by applicable Law.

(b) The amended and restated bylaws of Purchaser in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Purchaser Bylaws”), until thereafter amended as provided therein or by applicable Law.

SECTION 1.05. Directors of the Surviving Corporation. The parties hereto shall take, or cause to be taken, all actions necessary so that the three individuals designated by the Company to Purchaser no later than January 17, 2012 are appointed to the board of directors of the Surviving Corporation at the Effective Time; provided, that the individuals so designated are independent directors of the board of directors of the Company (as determined in accordance with rules of the New York Stock Exchange, Inc. (“NYSE”)) as of the date hereof and will be independent directors of the Surviving Corporation (as determined in accordance with the rules of the NYSE) as of the Effective Time. Except for the additional individuals nominated for election to the board of directors of the Surviving Corporation pursuant to the preceding sentence, the directors of Purchaser immediately prior to the Effective Time shall be the only directors of the Surviving Corporation at the Effective Time, each to hold office until the earlier of their resignation, removal or death and the due election and qualification of their successors.

SECTION 1.06. Subsequent Mergers. Immediately after the Effective Time, Purchaser shall cause each of R III and U Opco to merge with and into U Newco in accordance with the DGCL. The Subsequent Mergers shall have the effects specified in the provisions of the DGCL and as a result of the Subsequent Mergers, the separate corporate existences of R III and U Opco shall cease and U Newco shall continue as the surviving corporation of the Subsequent Mergers (the “Surviving Newco”). The certificate of incorporation of U Newco in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Newco, until duly amended as provided therein or by applicable Law and the bylaws of U Newco in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Newco, until thereafter amended as provided therein or by applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.01. Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or Purchaser:

(a) Effect on Purchaser Stock. Each share of common stock, $0.01 par value (each, a “Purchaser Common Share”), of Purchaser issued and outstanding immediately prior to the Effective Time shall remain outstanding;

(b) Cancellation of Excluded Shares and Dissenting Shares. Each share of common stock, no par value (the “Company Common Shares”), of the Company issued and, if applicable, outstanding that is owned by the Company, Purchaser or any direct or indirect wholly owned Subsidiary of the Company or Purchaser immediately prior to the Effective Time, and in each case not held on behalf of third parties (“Excluded Shares”), and each Company Common Share that is owned by a stockholder (“a Dissenting Stockholder”) who has perfected and not withdrawn a demand for, or lost its right to, appraisal pursuant to Section 262 of the DGCL with respect to such Company Common Share (the “Dissenting Shares”) shall cease to be, if applicable, outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject only, with respect to the Dissenting Shares, to the rights of the holders of Dissenting Shares as described in Section 2.03; and

(c) Effect on Company Common Shares. (i) Subject to Section 2.04(d), each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) (collectively, the “Eligible Shares”) shall be converted into and shall thereafter represent the following consideration: (i) the right to receive an amount in cash equal to $10.80 (the “Per Share Cash Amount”) and (ii) 0.2783 (the “Exchange Ratio”) of a validly issued, fully paid and non-assessable Purchaser Common Share, in each case without interest.

(ii) The Purchaser Common Shares to be issued, and cash payable, upon the conversion of the Company Common Shares pursuant to this Section 2.01(c) and cash in lieu of fractional Purchaser Common Shares as contemplated by Section 2.04(h) are referred to as “Purchaser Share Consideration” and “Cash Consideration,” respectively, and collectively as “Merger Consideration.” As of the Effective Time, all Company Common Shares that have been converted pursuant to this Section 2.01(c) shall cease to be outstanding, shall cease to exist and shall be cancelled, and each holder of a certificate representing any such Company Common Shares (a “Certificate”) or Company Common Shares held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.01(c), the Merger Consideration and any other amounts herein provided, upon surrender of such Certificate or Book-Entry Shares, without interest thereon.

(d) Adjustments. (i) Notwithstanding anything in this Agreement to the contrary but without limiting the effect of Section 7.02(a) or 7.03(a), if between the date of this Agreement and the Effective Time the issued and outstanding Company Common Shares or Purchaser Common Shares are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within such period, then the Merger Consideration, Exchange Ratio, Option Exchange Ratio and other dependent items shall be equitably adjusted so as to provide the holders of Company Common Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration, Exchange Ratio, Option Exchange Ratio or other dependent item.

(ii) Notwithstanding anything in this Agreement to the contrary, if the Threshold Percentage (determined without regard to this sentence) would be less than 40.0%, then an amount of cash otherwise payable as Cash Consideration pursuant to Section 2.01(c)(ii), equal to the amount of cash which would be necessary to cause the recomputed Threshold Percentage to equal 40.0% shall instead be payable in an equivalent amount of Purchaser Common Shares (with each Purchaser Common Share valued for this purpose using the Applicable Stock Value).

The term “Threshold Percentage” shall mean the quotient, expressed as a percentage, obtained by dividing (a) the Aggregate Share Consideration by (b) the sum of (1) the Aggregate Share Consideration plus (2) the Aggregate Cash Amount.

The term “Aggregate Share Consideration” shall mean the product of (a) the aggregate number of Purchaser Common Shares to be delivered pursuant to this Agreement, multiplied by (b) the Applicable Stock Value.

The term “Applicable Stock Value” shall mean $25.875.

The term “Aggregate Cash Amount” shall mean the aggregate amount of cash to be paid to the holders of Company Common Shares pursuant to this Agreement (including any payments to Dissenting Stockholders) in exchange for their Company Common Shares. Solely for purposes of this Section 2.01(d)(ii), Dissenting Stockholders shall be deemed to receive an amount of cash equal to $21.60 per Dissenting Share, or such other amount, which may be higher or lower, as the parties determine in good faith taking into account the principles of clause (iii) below (it being understood that the actual amount that would be payable to any Dissenting Stockholder following completion of an appraisal proceeding would be determined pursuant to such appraisal proceeding in accordance with the applicable provisions of Delaware law).

(iii) For the avoidance of doubt, the adjustment provided in Section 2.01(d)(ii) is intended only to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and shall be interpreted accordingly and not used for any other purpose.

SECTION 2.02. Treatment of Company Stock Options; Company Awards.

(a) Company Stock Options. At the Effective Time, each option to purchase Company Common Shares granted under the Company’s Amended and Restated Stock Incentive Plan (the “Company Stock Incentive Plan”) (whether vested or unvested, exercisable or unexercisable) (each, a “Company Stock Option”) which is outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be converted into an option to purchase the number of Purchaser Common Shares determined by multiplying the number of Company Common Shares subject to such Company Stock Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below) (rounded down, if necessary, to a whole Purchaser Common Share), at an exercise price per Purchaser Common Share equal to the exercise price per Company Common Share of such Company Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio (rounded, if necessary, up to the nearest whole cent), it being understood that the exercise price and number of Purchaser Common Shares for which each Company Stock Option is exercisable is intended to be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”). Except as specifically provided in this Section 2.02, following the Effective Time, each Company Stock Option shall otherwise be subject to the same terms and conditions as were applicable to the Company Stock Option under the Company Stock Incentive Plan and Company Stock Option agreements immediately prior to the Effective Time, except that all references to the Company in the Company Stock Incentive Plan and the applicable Company Stock Option agreements shall be deemed to refer to Purchaser, which shall have assumed the Company Stock Incentive Plan as of the Effective Time by virtue of this Agreement and the transactions contemplated hereby and without any further action, and all references to Company Common Shares shall be deemed to be to Purchaser Common Shares. The “Option Exchange Ratio” shall mean the sum of (i) the Exchange Ratio and (ii) the quotient determined by dividing the Per Share Cash Amount by the volume-weighted average of the closing sale prices of Purchaser Common Shares as reported on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the Closing Date.

(b) Company Awards. At the Effective Time, each restricted stock unit award granted under the Company Stock Incentive Plan (each, a “Company Award”), other than a Company Award held by a member of the Company’s board who is not also an employee or officer of the Company (each, a “Director Award”), shall be converted into the right to acquire the number of Purchaser Common Shares, determined by multiplying the number of Company Common Shares subject to such Company Award immediately prior to the Effective Time by the Option Exchange Ratio (rounded down, if necessary, to a whole Purchaser Common Share); provided, that with respect to the portion of any Company Award that conditions vesting on both the achievement of performance measures and service-based vesting conditions, the performance measures shall be deemed satisfied at the target level, but the service-based vesting conditions shall continue to apply in accordance with the terms of such Company Award. Except as specifically provided in this Section 2.02, following the Effective Time, each such Company Award shall otherwise be subject to the same terms and conditions as were applicable to the Company Awards under the Company Stock Incentive Plan and Company Award agreements immediately prior to the Effective Time, except that all references to the Company in the Company Stock Incentive Plan and the applicable Company Award agreements shall be deemed to refer to Purchaser, which shall have assumed the Company Stock Incentive Plan as of the Effective Time by virtue of this Agreement and the transactions contemplated hereby and without any further action, and all references to Company Common Shares shall be deemed to be to Purchaser Common Shares. At the Effective Time, each Director Award shall, without any further action on the part of any holder thereof, be cancelled and converted into the right to receive from Purchaser or the Surviving Corporation, with respect to each Company Common Share covered by such award, (i) an amount in cash, without interest, equal to the Per Share Cash Amount and (ii) a number of Purchaser Common Shares determined by multiplying the number of Company Common Shares subject to such Director Award by the Exchange Ratio (rounded down, if necessary, to a whole Purchaser Common Share), plus any accrued dividend equivalents (as determined in accordance with the applicable award agreement) in respect of such Director Award with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Treatment under the Company Stock Incentive Plan. For the avoidance of doubt, (i) the Company Stock Options and Company Awards as converted pursuant to this Section 2.02 shall be “Alternative Awards” within the meaning of the Company Stock Incentive Plan and, without limiting any rights enjoyed by the holders thereof with respect to vesting or otherwise, or any right to accelerate vesting under the Company Stock Incentive Plan and related award agreements thereunder, shall be afforded the “double-trigger” vesting protections as set forth in the Company Stock Incentive Plan, and (ii) the consummation of the transactions contemplated by this Agreement shall constitute the first trigger of such vesting protection.

(d) Registration. If registration of any interests in the Company Stock Incentive Plan or the Purchaser Common Shares issuable thereunder is required under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), Purchaser shall file with the Securities and Exchange Commission (the “SEC”) within five (5) business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Purchaser Common Shares, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Company Stock Incentive Plan remains in effect and such registration of interests therein or the Purchaser Common Shares issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Purchaser shall deliver to the holders of Company Stock Options and Company Awards appropriate notices setting forth such holders’ rights pursuant to the Company Stock Incentive Plan and agreements evidencing the grants of such Company Stock Options and Company Awards, and stating that the Company Incentive Plan and such Company Stock Options and Company Awards and agreements have been assumed by Purchaser and shall continue in effect on the terms and conditions specified in this Section 2.02.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions which are necessary or advisable to effectuate the provisions of this Section 2.02. At or prior to the Effective Time, Purchaser shall take all actions which are necessary for the assumption of the Company Stock Incentive Plan, Company Stock Options and Company Awards pursuant to this Section 2.02 including the reservation, issuance (subject to Section 2.02(c)) and listing of Purchaser Common Shares as necessary to effect the transactions contemplated by this Section 2.02. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Purchaser nor the Exchange Agent (as defined below) will be required to deliver Company Common Shares or other capital stock of the Company to any person pursuant to or in settlement of Company Stock Options or Company Awards.

SECTION 2.03. Dissenting Shares. (a) Notwithstanding anything to the contrary contained in this Agreement, the Dissenting Shares shall not be converted as provided in Sections 2.01 and 2.02, but rather such holders shall be entitled only to payment by Purchaser of the “fair value” of such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall thereupon cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Sections 2.01(c) and 2.02. The Company shall serve prompt notice to Purchaser of any demands received by the Company for appraisal of any Company Common Shares, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.04. Exchange of Certificates.

(a) Exchange Agent.

(i) Prior to the Effective Time, Purchaser shall enter into an exchange agent agreement in form and substance reasonably acceptable to the Company with a nationally recognized financial institution designated by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), it being agreed by the parties that the American Stock Transfer & Trust Company is acceptable. At the Effective Time, Purchaser shall (A) deposit with the Exchange Agent, for the benefit of the holders of Company Common Shares, subject to Section 2.04(b)(ii), certificates representing the full number of Purchaser Common Shares issuable pursuant to Section 2.01 in exchange for outstanding Company Common Shares and (B) provide or cause to be provided to the Exchange Agent all of the cash necessary to pay the aggregate Cash Consideration. Purchaser shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Purchaser Common Shares pursuant to Section 2.04(c) (such Purchaser Common Shares and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). In addition to the foregoing, Purchaser shall make available to the Exchange Agent, for deposit in the Exchange Fund, from time to time as needed, immediately available funds sufficient to pay cash in lieu of fractional shares in accordance with Section 2.04(h). Purchaser shall cause the Exchange Agent to deliver the Purchaser Common Shares and cash contemplated to be issued pursuant to Section 2.01 or 2.04(h) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(ii) The Exchange Agent shall invest any cash deposited with the Exchange Agent by Purchaser as directed by Purchaser. Any interest or income produced by such investments shall not be deemed part of the Exchange Fund and shall be payable to Purchaser. To the extent that there are any losses with respect to any such investments, Purchaser shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to pay cash in lieu of fractional shares in accordance with Section 2.04(h).

(b) Exchange Procedures.

(i) Certificates. Purchaser shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose shares were converted into Purchaser Share Consideration and the right to receive Cash Consideration pursuant to Section 2.01 and any cash in lieu of fractional Purchaser Common Shares pursuant to Section 2.04(h), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof as provided in Section 2.04(e)) and shall be in customary form and have such other provisions as are reasonably satisfactory to both the Company and Purchaser) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.04(e)) in exchange for the Merger

Consideration. If any Dissenting Shares cease to be Dissenting Shares pursuant to Section 2.03, Purchaser shall cause the Exchange Agent promptly (and in any event within three (3) Business Days) after the date on which such Dissenting Shares cease to be Dissenting Shares to mail to the holder of record of such Company Common Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Company Common Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and executed in accordance with its instructions, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Purchaser shall instruct the Exchange Agent to pay and deliver in exchange therefor, as promptly as practicable (A) the Per Share Cash Amount (less any required withholding taxes as provided in Section 2.04(f)), (B) the number of whole Purchaser Common Shares (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(c) (after taking into account all Eligible Shares then held by such holder), (C) any dividends or other distributions payable pursuant to Section 2.04(c) and (D) cash in lieu of fractional Purchaser Common Shares payable pursuant to Section 2.04(h), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if the applicable letter of transmittal is presented to the Exchange Agent, accompanied by all documents reasonably required by Purchaser to evidence and effect such transfer, such Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such payment pays any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establishes to the reasonable satisfaction of Purchaser that such tax has been paid or is not applicable. Subject to Section 2.03, until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at any time after the Effective Time to represent only the Purchaser Share Consideration and the right to receive Cash Consideration upon such surrender, in each case, into which the Company Common Shares theretofore represented by such Certificate have been converted pursuant to Section 2.01(c), dividends or other distributions payable pursuant to Section 2.04(c) and cash in lieu of any fractional shares payable pursuant to Section 2.04(h). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Company Common Shares were converted into the right to receive the Merger Consideration and any dividends or other distributions payable thereon pursuant to Section 2.04(c) shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Purchaser shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each Company Common Share (A) the Per Share Cash Amount, (B) the number of whole Purchaser Common Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to 2.01(c) (after taking into account all Eligible Shares then held by such holder), (C) any dividends or distributions payable pursuant to Section 2.04(c) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.04(h), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. All Purchaser Common Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Purchaser in respect of the Purchaser Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Purchaser Common Shares shall be paid to any holder of an unsurrendered Certificate until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 2.04(e)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 2.04(e)), there shall be issued and/or paid to the holder of the Certificates representing whole Purchaser Common Shares issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Purchaser Common Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Purchaser Common Shares with a record date after the Effective Time but with a payment date subsequent to the time of such payment and delivery by the Exchange Agent under Section 2.04(b)(ii) payable with respect to Purchaser Common Shares.

(ii) Book-Entry Shares. Holders of Book-Entry Shares who are entitled to receive Purchaser Common Shares under this Article II shall be issued and/or paid (A) at the time of payment and delivery of such Purchaser Common Shares by the Exchange Agent under Section 2.04(b)(ii), the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Purchaser Common Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Purchaser Common Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) Transfers. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon the surrender of the Certificates (or, automatically, in the case of the Book-Entry Shares) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Common Shares (other than the right to receive the payments and deliveries contemplated by this Article II). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Company Common Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Purchaser, the posting by such person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate Purchaser Common Shares, the Cash Consideration and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(f) Withholding Taxes. Notwithstanding anything to the contrary set forth herein, Purchaser and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Shares pursuant to this Agreement such amounts, in cash, as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.04(f) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of which such deduction or withholding was made.

(g) Termination of the Exchange Fund. Any portion of the Exchange Fund (including any investments thereof) that remains undistributed to the holders of Company Common Shares for 180 days after the Effective Time shall be delivered to Purchaser, upon demand, and any holder of Company Common Shares who has not theretofore complied with this Article II shall thereafter look only to Purchaser for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Purchaser Common Shares as contemplated by Section 2.04(c) (less any required Tax withholdings as provided in Section 2.04(f)), without any interest thereon, upon (i) due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.04(e))) and (ii) if requested by the Surviving Corporation, delivery of a letter of transmittal in customary form that is provided promptly to such record holder by the Surviving Corporation, in each case, to the Surviving Corporation. Notwithstanding the foregoing, neither Purchaser nor the Exchange Agent or any other person shall be liable to any person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificates or scrip representing fractional Purchaser Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. In lieu of any such fractional shares, any holder of Company Common Shares entitled to receive a fractional Purchaser Common Share but for this Section 2.04(h) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent as an amount equal to the product of (A) the amount of the fractional share interests in a Company Common Share to which such holder is entitled under Section 2.01(c) (or would be entitled but for this Section 2.04(h)) and (B) an amount equal to the volume-weighted average of the closing sale prices of Purchaser Common Shares as reported on the NYSE composite transactions reporting system for each of the 10 consecutive trading days ending with the last complete trading day prior to the Closing Date. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu of the Certificates(s) as provided in Section 2.04(f)) that would otherwise result in the issuance of such fractional Purchaser Common Shares have been received by the Exchange Agent. All fractional shares to which a single record holder of Company Common Shares would otherwise be entitled to receive hereunder shall be aggregated and calculations shall be rounded to three decimal places.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Documents filed with the SEC and made publicly available after December 31, 2010 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature); provided, however, that the exception provided for in this clause (a) shall be applied with respect to a particular representation or warranty if, and only if, the nature and content of the applicable disclosure in any such document is reasonably specific as to the matters and items which are the subject of such representation or warranty; or (b) the corresponding sections or subsections of the disclosure letter delivered to Purchaser by the Company in connection with this Agreement (the “Company Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure) and (ii) the exclusion with respect to the Company SEC Documents shall not apply to Section 3.03), the Company hereby represents and warrants to Purchaser as follows:

SECTION 3.01. Organization, Standing and Corporate Power; Subsidiaries. (a) Each of the Company and each of its Subsidiaries has been duly organized and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted, except where the failure to have such governmental licenses, permits, authorizations or approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets, properties or the conduct of its business makes such qualification, licensing or good standing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, each of the Company’s “significant subsidiaries”, as such term is defined in Section 1-02(w) of Regulation S-X under the Exchange Act. All the issued and outstanding Equity Securities of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights and are owned of record and beneficially, directly or indirectly, by the Company, free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) (other than Permitted Liens), and free of any restriction on the right to vote, sell, transfer or otherwise dispose of such Equity Securities other than any transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States. Except for the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, as of the date of this Agreement, any Equity Securities or Convertible Securities of any person.

SECTION 3.02. Charter and Bylaws. The Company has made available to Purchaser, prior to the date of this Agreement, complete and accurate copies of the amended and restated certificate of incorporation of the Company (the “Company Charter”) and the amended and restated bylaws of the Company (the “Company Bylaws”), and the comparable organizational documents of each Subsidiary of the Company, in each case as amended to the date of this Agreement. Each of the Company Charter and Company Bylaws and each of the organizational documents of each Subsidiary of the Company is in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions and no other organizational documents are applicable to or binding upon the Company or any Subsidiary of the Company.

SECTION 3.03. Capitalization. (a) The authorized capital stock of the Company consists of 300,000,000 Company Common Shares and 500,000 shares of preferred stock, no par value (the “Company Preferred Shares”, and together with the Company Common Shares, the “Company Shares”). All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. At the close of business on December 15, 2011 (the “Capitalization Date”):

(i) 103,920,798 Company Common Shares were issued and outstanding and there were no Company Common Shares held by the Company in its treasury;

(ii) 7,001,586.26 Company Common Shares were reserved and available for issuance pursuant to outstanding Company Stock Options and Company Awards issued pursuant to the Company Stock Incentive Plan; Section 3.03(a) of the Company Disclosure Letter contains a correct and complete list as of December 15, 2011 of outstanding Company Stock Options and Company Awards under the Company Stock Incentive Plan, including the holder to whom the applicable security was issued, date of grant, type of award, vesting schedule, number of Company Common Shares, the expiration date of such award (if applicable) and, where applicable, exercise or reference price per Company Common Share.

(iii) 2,242,237 Company Common Shares were reserved for the grant of additional awards under the Company Stock Incentive Plan; and

(iv) no Company Preferred Shares were issued or outstanding or were held by the Company in its treasury.

(b) Except as set forth above in Section 3.03(a) or as may otherwise be permitted under Section 5.01(k)(ix), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, derivative contracts, forward sale contracts, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, sell or deliver, or cause to be issued, sold or delivered, or to issue, grant, extend or enter into any such option, warrant, right, agreement, call, derivative contract, forward sale contract or commitment, or obligating the Company to make any payment based on or resulting from the value or price of the Company Common Shares or of any such option, warrant, right, agreement, call, derivative contract, forward sale contract or commitment, any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. At the close of business on the Capitalization Date, (i) no Company Common Shares were owned by any Subsidiary of the Company and (ii) there were no outstanding stock options, stock appreciation rights, “phantom” stock rights, performance units, rights to receive Company Common Shares or any other Equity Securities of the Company on a deferred basis or other rights that are linked to the value of the Company Common Shares or any other Equity Securities of the Company (collectively, “Company Stock-Based Awards”) other than those Company Stock-Based Awards specified in Section 3.03(a). All outstanding Company Common Shares are, and all Company Common Shares which may be issued pursuant to any Company Stock-Based Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exercisable or exchangeable for, securities of the Company having the right to vote) with the stockholders of the Company on any matters. Except as set forth above in Section 3.03(a) and for Company Common Shares issuable pursuant to the Company Stock Incentive Plan or as may otherwise be permitted under Section 5.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any Equity Securities of the Company or any of its Subsidiaries, (B) any Convertible Securities of the Company or any of its Subsidiaries, (C) any obligations of the Company or any of its Subsidiaries to issue any Equity Securities or Convertible Securities or (D) any Company Stock-Based Awards, and (y) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities or Convertible Securities of the Company or any of its Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities.

(c) The Company does not own, directly or indirectly, any voting interest in any person that would require an additional filing by Purchaser under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder the “HSR Act”) in connection with this Agreement or the Merger.

SECTION 3.04. Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to receipt of the Company Stockholder Approval, to perform and comply with its obligations hereunder and consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger, Subsequent Mergers and the other transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize and adopt the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, Subsequent Mergers and the other transactions contemplated by this Agreement (other than obtaining the Company Stockholder Approval). This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). The board of directors of the Company has unanimously, by resolutions duly adopted at a meeting duly called and held, (i) approved, and declared advisable, this Agreement, the Merger, the Subsequent Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the terms of this Agreement, the Merger, the Subsequent Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders, (iii) directed that the Company submit this Agreement to its stockholders for adoption by them as promptly as practicable and (iv) recommended that the stockholders of the Company adopt this Agreement at the Company Stockholders Meeting (the “Company Board Recommendation”), which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way.

SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement and the performance by the Company of its obligations hereunder will not, conflict with, constitute or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in a, termination (or right of termination), first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or other assets of the Company or any of its Subsidiaries under, (i) the Company Charter or the Company Bylaws, (ii) the organizational documents of, or stockholder agreement relating to, any of the Company’s Subsidiaries, (iii) any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject or (iv) assuming the Company Stockholder Approval and the consents, approvals, filings and other matters referred to in Section 3.05(b) are duly obtained or made, any Law or Order applicable to the Company, any of its Subsidiaries or their respective properties, rights or other assets, other than, in the case of clause (iii) only, any such conflicts, violations, breaches, defaults, rights, terminations, modifications, cancellations or accelerations, losses or creations of any Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to (x) any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other hedging arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements) or any confirmation executed in connection with any such agreement or arrangement or (y) any other agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, prices of equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, order, authorization or permit of, action by, filing or registration with or notification to, any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity,”) except for (i) the joint proxy statement and prospectus to be sent to the respective stockholders of the Company and Purchaser in connection with the Company Stockholders Meeting and the Purchaser Stockholders Meeting, respectively (such prospectus and proxy statement, as it may be amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”), (ii) (A) the filing of a Notification and Report Form by the Company pursuant to the HSR Act, (B) the filing of a Notification pursuant to Part IX of the Competition Act (Canada) (“Competition Act”) and (C) the receipt, expiration or termination, as applicable, of approvals or waiting periods required under the HSR Act and the Competition Act, (iii) the applicable requirements of the Securities Act, the Exchange Act and state securities, takeover and “blue sky” Laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in respect of the Merger, (v) the filing of a certificate of merger with the Secretary of State of the State of Delaware in respect of the Subsequent Mergers, (vi) any notice pursuant to the rules and regulations of the NYSE and (vii) such other consents, approvals, Orders, permits, franchises, waivers, licenses of (“Consents”) or notifications, registrations, declarations, notices, reports, submissions and other filings (“Filings”) which have not had and, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or to materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger, the Subsequent Mergers or any of the other transactions contemplated hereby.

SECTION 3.06. Company SEC Documents; Financial Statements; No Undisclosed Liabilities. (a) Each of the Company and each of its Subsidiaries has filed or furnished, as applicable, on a timely basis, all reports, schedules, forms, statements, certifications and other documents (including prospectuses and registration, proxy and other statements and all exhibits and other information incorporated therein) with or to, as applicable, the SEC that were required to be so filed or furnished by the Company or any of its Subsidiaries, as applicable, since December 31, 2009 (such documents, together with any documents so filed or furnished during such period by the Company or any of its Subsidiaries on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). Each of the Company SEC Documents (as amended, if applicable) complied or, in the case of Company SEC Documents filed or furnished after the date of this Agreement, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) on the date it was or, in the case of any Company SEC Document furnished or filed after the date of this Agreement, will be so filed with, or furnished to, the SEC. None of the Company SEC Documents (as amended, if applicable), when it was or, in the case of any Company SEC Document furnished or filed after the date of this Agreement, will be so filed with, or furnished to, the SEC, contained, or will contain, as applicable, any untrue statement of a material fact or omitted or will omit, as applicable, to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements of the Company included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents or, in the case of Company SEC Documents filed or furnished after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ (deficit) equity and comprehensive income (loss) and consolidated statements of cash flows of the Company included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents or, in the case of Company SEC Documents filed or furnished after the date of this Agreement, will fairly present the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), and each of the foregoing financial statements were prepared or, in the case of Company SEC Documents filed or furnished after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis, except as may be noted therein.

(c) Neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet (or the related notes and schedules thereto) of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as reflected, reserved for or disclosed in the most recent balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the SEC prior to the date of this Agreement, (ii) as incurred in the ordinary course of business consistent with past practice since September 30, 2011, (iii) incurred in connection with the transactions expressly contemplated by this Agreement or as expressly permitted by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any written or, to the Knowledge of the Company, other binding commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(d) The Company is and has been at all times since December 31, 2010 in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Since December 31, 2009, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are complete, true and accurate. To the Knowledge of the Company, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to SOX, without qualification, when next due. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Affiliates has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its consolidated Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and its consolidated Subsidiaries, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its consolidated Subsidiaries that could have a material effect on its financial statements. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) all significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Purchaser (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2010 and (ii) any communication since December 31, 2010 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(f) Since December 31, 2010, no material written complaints or, to the Company’s Knowledge, material oral complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material written concerns or, to the Company’s Knowledge, material oral concerns from employees of the Company and its consolidated Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of SOX or any Company policy contemplating such reporting, including in instances not required by those rules.

SECTION 3.07. Absence of Certain Changes or Events. Since December 31, 2010 through and including the date hereof, (i) there has not been any change in the business, financial condition or results of operation of the Company and its Subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect and (ii)(A) except in connection with the discussions and negotiations leading to the execution of this Agreement, each of the Company and each of its Subsidiaries has conducted its business in the ordinary course consistent with past practice and (B) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would require the consent of Purchaser under Section 5.01(a) through (d), (f), (l) or (n).

SECTION 3.08. Litigation. As of the date hereof, except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (a) there are no actions, suits, claims, allegations, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative or otherwise) (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is subject to, or bound by, any Order and (c) there are no inquiries or investigations by the SEC or any other Governmental Entity or any whistle-blower complaints pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

SECTION 3.09. Material Contracts. (a) Set forth in Section 3.09(a) of the Company Disclosure Letter is a list, as of the date hereof, of (i) each Contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC if such report was filed by the Company with the SEC on the date hereof, and (ii) each of the following to which the Company or any of its Subsidiaries is a party or any of them or their respective assets or properties are otherwise bound: a Contract (A) that materially limits or purports to materially limit, curtail or restrict either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger and the Subsequent Mergers, Purchaser or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business or to hire or solicit for hire for employment any individual or group, (B) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness in excess of $5,000,000 or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated hereby; (C) that, individually or together with related Contracts, provides for any acquisition, disposition, lease, license, use, distribution or outsourcing, after the date of this Agreement, of assets, services, rights or properties with a value or requiring annual fees in excess of $5,000,000, in each case other than in the ordinary course of business consistent with past practice, or that is otherwise material to the business of the Company or any of its Subsidiaries; (D) that is a collective bargaining agreement; (E) that involves or could reasonably be expected to involve aggregate payments by or to the Company and/or its Subsidiaries in excess of $1,000,000 in any twelve-month period, except for any Contract that may be cancelled without penalty or termination payments by the Company and/or its Subsidiaries upon notice of 60 days or less other than any such Contract entered into in the ordinary course of business consistent with past practice; (F) that (1) includes an indemnification obligation of the Company or any of its Subsidiaries with a maximum potential liability in excess of $1,000,000, other than indemnification arrangements arising pursuant to Contracts that are entered into in the ordinary course of business consistent with past practice, or (2) provides for, to the Company’s Knowledge, indemnification to the other party for such other party’s own negligence, gross negligence or willful misconduct; (G) that involves Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, and pursuant to which the Company and/or its Subsidiaries licenses Company Intellectual Property (1) to its customers on an exclusive basis or (2) to any other person not in the ordinary course of business consistent with past practice; (H) any Contract that provides for any standstill, most favored nation provision or equivalent preferential pricing terms, exclusivity or similar obligations to which the Company or any of its Subsidiaries is subject or a beneficiary thereof, which is material to the Company or any of its Subsidiaries, taken as a whole (or, following the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated hereby, would be material to Purchaser or any of its Subsidiaries); (I) any Contract for any joint venture, partnership or similar arrangement; or (J) any other Contract that would, or would reasonably be expected to, individually, prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement. Each such contract described in clause (i) and clauses (ii)(A) through (ii)(J) and together with all Contracts filed as exhibits to the Company SEC Documents (in each case, other than any Company Plan), is referred to herein as a “Material Contract.”

(b)(i) Each Material Contract is, and immediately after the consummation of the transactions contemplated by this Agreement will be, a valid and binding obligation of the Company and its Subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against them and, to the Company’s Knowledge, each other party thereto, in accordance with its terms and is in full force and effect, in each case in all material respects (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles), and each of the Company and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Company’s Knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, and (ii) each of the Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Material Contract and it is not (with or without notice, lapse of time or both) in breach or default of any of its material obligations thereunder and, to the Knowledge of the Company, no other party to any Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, and neither the Company nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, change the scope of rights and obligations under or not to renew such Material Contract.

SECTION 3.10. Permits; Compliance with Laws. (a) The Company and each of its Subsidiaries have in effect all approvals, authorizations, registrations, certifications, filings, franchises, licenses, consents, variances, exemptions, orders, notices and permits of, with or provided by all Governmental Entities and third parties necessary for it to own, lease or operate its properties, rights and other assets and to carry on its business and operations as currently conducted (collectively, “Permits”), except where the failure to have any of such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. No default under, or violation of, any such Permit has occurred, except for any such default or violation that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement, in and of themselves, would not cause, and to the Company’s Knowledge there has not been threatened in writing, any revocation, modification, cancellation or transfer of any such Permit that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, since December 31, 2009, (i) each of the Company and its Subsidiaries is and has been in compliance with all Laws and Orders applicable to it, its properties, rights or other assets or its businesses or operations, (ii) neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity that alleges that the Company nor any of its Subsidiaries is not in compliance with any Law and (iii) to the Company’s Knowledge, as of the date hereof, none of the officers, directors, or agents (in their capacity as such) of the Company or any of its Subsidiaries is or has been in violation of any Law applicable to its properties, rights or other assets or its businesses or operations relating to (A) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (B) payments to government officials from corporate funds, or (C) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits.

(c) The Company and its Subsidiaries (i) are in compliance and have been in compliance in all material respects with the United States Foreign Corrupt Practices Act (the “Foreign Corrupt Practices Act”) and any other United States or foreign Laws concerning corrupt payments; and (ii) between January 1, 2009 and the date of this Agreement, the Company has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company or any of its Subsidiaries of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupt payments.

SECTION 3.11. Environmental Matters. (a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have been in compliance with all applicable Environmental Laws since January 1, 2007, (ii) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company, any of its Subsidiaries or any predecessor of any of them under circumstances that would reasonably be expected to result in any claims or liabilities affecting the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other person whose conduct could result in liability to the Company or any of its Subsidiaries, has Released, placed or disposed of any Hazardous Materials at any other location under circumstances that would reasonably be expected to result in any claims or liabilities affecting the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any predecessor of any of them is subject to Order of or with any Governmental Entity or any indemnity or other Contract obligation with any other person relating to obligations or liabilities under Environmental Laws or concerning Hazardous Materials; (v) neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or, to the Knowledge of the Company, is subject to any proceeding or, investigation, relating to or alleging noncompliance with or liability under Environmental Laws, and no such matter has been threatened to the Knowledge of the Company; (vi) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, cost or non-statutory restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) the Company has made available to Purchaser copies of all environmental reports, studies, assessments, sampling data, analyses, memoranda and other written environmental documentation in its possession as of the date hereof relating to the Company or any of its Subsidiaries or their respective current or former properties, facilities or operations.

(b) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means any federal, state, local or foreign statute, Law or Order relating to: (A) the protection, investigation or restoration of the environment, natural resources or health and safety as it relates to any Hazardous Material, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Materials or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Material.

(ii) “Hazardous Materials” means (A) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, mold, greenhouse gasses, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (B) any other chemical, material, substance, waste, pollutant or contaminant that would reasonably be expected to result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

(iii) “Release” means any spilling, leaking, pumping, pouring, emitting, placing, emptying, discharging, injecting, escaping, leaching, dumping, disposing or arranging for disposal or migrating into or through the environment or any natural or man-made structure.

SECTION 3.12. Labor Relations and Other Employment Matters.

(a) As of the date of hereof, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, (ii) to the Knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, work stoppage, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity, (iv) no employees of the Company or any of its Subsidiaries are represented by any labor union or works council, (v) to the Knowledge of the Company, there is no material unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (vi) there is no pending or, to the Knowledge of the Company, threatened material grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(b) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours and (ii) there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship.

(c) Neither the Company nor any of its Subsidiaries is materially delinquent in any payments to any of their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(e) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer. As of the date hereof, to the Knowledge of the Company, no current executive officer has given notice of termination of employment with the Company or any of its Subsidiaries.

SECTION 3.13. Employee Benefits. (a) “Company Plans” means each benefit or compensation plan, program, policy, practice, contract, agreement or other arrangement, covering current or former employees, directors or consultants of the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, retirement, severance or termination agreements, deferred compensation, stock option, stock purchase, stock appreciation rights, stock-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, fringe or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, in each case, under which any current or former director, officer, employee or consultant of the Company or its Subsidiaries has any right to benefits and which is sponsored, maintained or contributed to, or required to be maintained or contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries. Section 3.13(a) of the Company Disclosure Letter sets forth an accurate and complete list of all material Company Plans. For purposes of the representations and warranties set forth in this Section 3.13, references to “Company Plan” shall not include any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan”) or any “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA) (a “Multiple Employer Plan”) to which the Company or any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below) contributes.

(b) With respect to each material Company Plan, the Company has made available to Purchaser true, correct and complete copies of (1) all documents embodying such Company Plan, including all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (4) the two most recent annual actuarial valuations, if any, (5) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Company Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter, (6) the two most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto), if any, (7) all material correspondence to or from the IRS, the United States Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation or any other Governmental Entity received in the last three years, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the DOL’s Delinquent Filer Program, if any, and (8) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests).

(c) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) each Company Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code and (ii) with respect to the Company Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries would reasonably expect to be subject to any liabilities (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Plans, ERISA, the Code or any other applicable Law. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other person, has made any binding commitment to modify, change or terminate any Company Plan, other than with respect to a modification, change or termination required by ERISA, the Code, other applicable Law or as required or contemplated by this Agreement.

(d) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Company Plan that is maintained primarily for the benefit of employees outside of the United States (such plans hereinafter being referred to as “Non-U.S. Company Plans”) complies with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened material litigation relating to any Non-U.S. Company Plan.

(e) Each U.S. Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances that would reasonably be expected to affect materially and adversely the qualified status of any such Company Plan.

(f) Neither the Company, any Company Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would reasonably be expected to subject the Company, any ERISA Affiliate or any Company Plan to any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code. For purposes of this Agreement,

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(g) All required material contributions in respect of any Company Plan, Multiemployer Plan or Multiple Employer Plan, as applicable, have been timely made or properly accrued on the financial statements included in or incorporated by reference into the Company SEC Documents.

(h) There are no loans by the Company or any of its Subsidiaries to any of their current or former employees, other than loans under any Company Plan intended to qualify under Section 401(k) of the Code and routine travel, relocation or business expense advances made in the ordinary course of business.

(i) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Company Plan that is subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to all participants in such plan required to be filed, distributed or posted with respect to each such Company Plan.

(j) To the Knowledge of the Company, no material suit, administrative proceeding or action has been brought, or, to the Knowledge of the Company, is threatened in writing, against or with respect to any Company Plan, including any audit or inquiry by the IRS or the DOL (other than routine claims for benefits arising under such plans).

(k) No Company Plan is or has within the last six (6) years been subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, and none of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate.

(l) Neither the Company nor any ERISA Affiliate maintains, sponsors, participates in or contributes to, or is obligated to contribute to, or otherwise has incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan. With respect to any Multiemployer Plan contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, (i) none of the Company, any of its Subsidiaries nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, and (ii) a complete withdrawal from all such Multiemployer Plans by the Company and its Subsidiaries as of the date hereof would not reasonably be expected to have a Material Adverse Effect.

(m) Except as required by applicable Law or as would not be material, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(n) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries (i) are in compliance with (A) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or any state Law governing health care coverage extension or continuation, (B) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, (C) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), (D) the applicable requirements of the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, and (E) the applicable requirements of the Cancer Rights Act of 1998 and (ii) have no unsatisfied obligations to any current or former employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other Law governing health care coverage extension or continuation.

(o) Except as set forth in this Agreement, neither the execution and delivery of this Agreement, stockholder approval of the Merger nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (v) limit or restrict the right of Purchaser, the Company or its Subsidiaries, as applicable, to amend, terminate or otherwise discontinue any Company Plan.

(p) Neither the execution and delivery of this Agreement, stockholder approval of the Merger nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or due to the failure of any payment to such disqualified individual to be deductible under of Section 280G of the Code or (ii) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be construed to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has made available to Purchaser any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the contemplated transaction.

(q) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Company Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, in each case, in all material respects. Neither the Company nor any Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any interest or penalties incurred pursuant to Section 409A of the Code.

(r) Each grant of Company Stock-Based Awards was appropriately authorized by the board of directors of the Company or the compensation committee thereof, was made in accordance with the terms of the Company Stock Incentive Plan and any applicable Law and has a grant date identical to the date on which it was actually granted or awarded by the Company’s board of directors or the compensation committee thereof. No Company Stock-Based Award is intended to be an “incentive stock option” within the meaning of Section 422 of the Code. The per share exercise price of each Company Stock-Based Award, when applicable, was no less than the fair market value of a Company Common Share, as determined in good faith, on the appropriate date on which the related grant was by its terms to be effective.

SECTION 3.14. Taxes. (a) Each of the Company and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed, (ii) timely paid or accrued (in accordance with GAAP) all material Taxes for all tax periods required to be paid or accrued by any of them, and (iii) withheld from its employees, creditors or other third parties proper and accurate amounts in all material respects and, to the extent required to be paid, have timely paid to the appropriate authorities or set aside in an account for such purpose such amounts in compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation).

(b) The Company has made available to Purchaser true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the three prior fiscal years.

(c) There are no pending, and neither the Company nor any Subsidiary has received written notice of any, material federal, state, local or foreign Tax audits or examinations of the Company or any of its Subsidiaries. No material deficiency for any Taxes has been proposed, asserted or assessed, in writing, against the Company or any Subsidiary that has not been resolved and paid in full or properly reflected in the Company SEC Documents.

(d) There are no outstanding waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of any material Taxes except for any such agreement (i) entered into in the ordinary course of business and the principal subject of which is not Taxes or liability for Taxes, (ii) between the Company and any of its Subsidiaries or (iii) under which the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not tax sharing or indemnification.

(f) No material closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Affiliates which are still in effect as of the date of this Agreement.

(g) There are no material Liens for Taxes upon the assets, properties or rights of the Company or any of its Subsidiaries that are not provided for in the Company SEC Documents, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith, which contest, if determined adversely to the Company, would not individually or in the aggregate have a Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has been a party to the distribution of stock of a “controlled corporation” as defined in Section 355(a) of the Code in a transaction intended to qualify under Section 355 of the Code within the past two years.

(i) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which is the Company), or has any liability for Taxes of any person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local, or foreign tax law), as a transferee or successor, by contract or otherwise.

(k) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Tax” means any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by any taxing authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

(ii) “Tax Return” means any report, return, document, declaration or other information or filing (including any attachments or schedules thereto and any amendments thereof) required to be supplied to any person, Governmental Entity or jurisdiction (foreign or domestic) with respect to Taxes.

SECTION 3.15. Properties. Section 3.15 of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company or any of its Subsidiaries in fee simple that is material to the Company and its Subsidiaries, taken as a whole (collectively, the “Owned Real Property”) identifying the owner and address thereof. The Company or one of its Subsidiaries (i) has good, valid and marketable title to the Owned Real Property, (ii) has a valid leasehold or sublease interest or other comparable contract right in the real property that the Company or any of its Subsidiaries leases, subleases or otherwise occupies without owning (collectively, the “Leases”) that is material to the Company and its Subsidiaries, taken as a whole, (collectively, the “Leased Real Property” and together with the Owned Real Property, the “Real Property”) and (iii) has good, valid and marketable title to, or has a valid leasehold, sublease interest or other comparable contract right in, the other tangible assets and properties necessary to the conduct of the business as currently conducted, except as have been disposed of in the ordinary course of business, in each case (A) free and clear of all Liens except for Permitted Liens and (B) except for such failures to have such title or interests that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, except for such failures to comply or be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.16. Intellectual Property. (a) Schedule 3.16(a) of the Company Disclosure Letter sets forth all material Intellectual Property owned or held exclusively by the Company or its Subsidiaries (“Company Intellectual Property”) that is registered or subject to an application for registration, indicating for each item the registration or application number and the applicable filing jurisdiction, and (ii) all unregistered trademarks and copyrights that are material to the business of the Company and its Subsidiaries. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, all of the Company Intellectual Property is subsisting and unexpired, has not been abandoned or cancelled, and is valid and enforceable.

(b)(i) The Company and its Subsidiaries own or have the right to use all the Intellectual Property necessary for the operation of their businesses as currently conducted, free and clear of all Liens except for Permitted Liens; (ii) the conduct of the businesses of the Company and its Subsidiaries and their use of the Company Intellectual Property has not, in each case, infringed, misappropriated or otherwise violated (collectively, “Infringed”) the Intellectual Property of any person in any material respect, and, to the Knowledge of the Company, no person has Infringed any Company Intellectual Property in any material respect; (iii) no Actions or Orders are asserted, pending or outstanding, or to the Company’s Knowledge, threatened (including “cease and desist” letters or invitations to take a patent license) against the Company or any of its Subsidiaries relating to Intellectual Property; (iv) to the Company’s Knowledge, no person (including current or former employees or contractors) has (or has alleged in writing to have) any ownership, rights, financial interest or other adverse claim in any Company Intellectual Property purportedly owned by the Company or its Subsidiaries; (v) the Company and its Subsidiaries take all reasonable efforts to maintain and protect the value, confidentiality, validity and exclusive ownership of their Company Intellectual Property in all material respects and have executed all necessary confidentiality agreements and Intellectual Property assignments (including with current and former employees and contractors) to ensure same; (vi) except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have not granted any licenses or other rights to third parties to use the Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms; (vii) the IT Assets owned, used or held for use by the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their businesses; and (viii) except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have each implemented reasonable backup and disaster recovery technology consistent with customary industry practices.

(c) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries (i) have each complied and currently complies with all Laws, applicable Contracts and their published, posted and internal privacy policies (the “Privacy Policies”) governing the collection, sharing and use of employee and consumer information, including that which is personal, personally identifiable or subject to regulation or applicable Law (“Personal Information”), have not and, to the Knowledge of the Company, are not alleged to have breached or violated the Privacy Policies and will not violate the Privacy Policies by consummating the transactions hereby; and (ii) take all reasonable actions and enact all reasonable procedures consistent with common industry practices to protect the confidentiality, integrity, operation and security of their software, websites, systems and networks (and all Personal Information stored therein or transmitted thereby) (“Systems”) and to prevent or remedy their unauthorized use, access, interruption or modification, and have not suffered any attack on or violation of same.

(d) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) no person other than Company employees or contractors pursuant to a valid and enforceable confidentiality agreement has any access to or possession of any source code or other trade secrets or confidential information owned by or exclusively licensed to the Company or its Subsidiaries or as to which the Company or any of its Subsidiaries is otherwise obligated to any other person to keep confidential, and (ii) the transactions contemplated hereby would not require the Company or any of its Subsidiaries to license, distribute or make available any source code (or other trade secrets or confidential information) for possession or use by any other person (including pursuant to any “open source” or similar license).

(e) “Intellectual Property” means all intellectual property, industrial property and proprietary rights, including (i) patents, inventions, discoveries, design rights and utility models; (ii) trademarks, service marks, trade names, trade dress, brand names, logos, tag lines, uniform resource locators, Internet domain names, corporate names and other source indicators, the goodwill of the business appurtenant thereto; (iii) copyrights and copyrightable works in any media (including software, website content, databases and documentation); (iv) trade secrets, know-how, business methods and processes, source code and other confidential information or materials; and (v) applications and registrations relating to any of the foregoing and any divisions, continuations, renewals, extensions or reissuances thereof, along with the rights to sue for and remedies against past, present and future infringements of, any or all of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide. For clarity, a general reference to “assets,” “rights” or “properties” in this Agreement includes “Intellectual Property.”

(f) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

SECTION 3.17. Voting Requirements. The affirmative vote of holders of a majority of the outstanding Company Common Shares entitled to vote in favor of the adoption of this Agreement at the Company Stockholders Meeting or any adjournment or postponement thereof (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve and authorize the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement.

SECTION 3.18. Takeover Statutes. Assuming the truth and accuracy of the representations and warranties contained in Section 4.19, the board of directors of the Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and all takeover-related provisions set forth in the Company Charter or the Company Bylaws. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) apply or purport to apply to this Agreement, the Merger or any other transactions contemplated by this Agreement.

SECTION 3.19. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries specifically for inclusion or incorporation by reference in (i) the Form S-4 to be filed with the SEC by Purchaser in connection with the Purchaser Share Issuance will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus is first mailed to the respective stockholders of the Company and Purchaser and at the time of the Company Stockholders Meeting and the Purchaser Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Purchaser or any of its Representatives which is contained or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

SECTION 3.20. Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Barclays Capital, Deutsche Bank and Goldman Sachs & Co.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered to Purchaser complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the persons to whom such fees are payable.

SECTION 3.21. Opinions of Financial Advisors. The Company has received the opinion of Barclays Capital and the opinion of Goldman Sachs & Co., in each case dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Shares. The Company will promptly following the date hereof provide a copy of such opinion(s) to Purchaser for informational purposes.

SECTION 3.22. Affiliate Transactions. Except as disclosed in the Company SEC Documents, there are no Contracts between the Company and its Subsidiaries, on the one hand, and the Company’s Affiliates (other than Subsidiaries of the Company), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC.

SECTION 3.23. Insurance. All material property, fire and casualty, general liability, managed care liability, employment practices liability, fiduciary liability, product liability, directors and officers liability, automotive, workers’ compensation and sprinkler and water damage insurance policies maintained by the Company and/or its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any failures to maintain such insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect. The consummation of the Merger, the Subsequent Mergers and the other transactions contemplated in this Agreement will not, in and of themselves, cause the revocation, cancellation or termination of any such insurance policy.

SECTION 3.24. Independent Investigation. The Company acknowledges and agrees that (a) except for the specific representations and warranties of Purchaser contained in this Agreement (subject to the Purchaser Disclosure Letter and the Purchaser SEC Reports in accordance with this Agreement), none of Purchaser, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to Purchaser or its Subsidiaries or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by Purchaser, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the Company, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives and (b) to the fullest extent permitted by applicable Law, none of Purchaser, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to the Company, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives, except, solely with respect to Purchaser, as and only to the extent expressly set forth in this Agreement or for claims made by the Company against Purchaser for Fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PURCHASER

Except as set forth in (a) the Purchaser SEC Documents filed with the SEC and made publicly available after December 31, 2010 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature); provided, however, that the exception provided for in this clause (a) shall be applied with respect to a particular representation or warranty if, and only if, the nature and content of the applicable disclosure in any such document is reasonably specific as to the matters and items which are the subject of such representation or warranty; or (b) the corresponding sections or subsections of the disclosure letter delivered to the Company by Purchaser in connection with this Agreement (the “Purchaser Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Purchaser Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure) and (ii) the exclusion with respect to the Purchaser SEC Documents shall not apply to Section 4.03), Purchaser hereby represents and warrants to the Company as follows:

SECTION 4.01. Organization, Standing and Corporate Power. Each of Purchaser and each of its Subsidiaries has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted, except where the failure to have such governmental licenses, permits, authorizations or approvals or where the failure of a Subsidiary of Purchaser to be duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. Each of Purchaser and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its, assets, properties or conduct of its business makes such qualification, licensing or good standing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.02. Certificate of Incorporation and Bylaws. Purchaser has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the Purchaser Charter and Purchaser Bylaws, in each case as amended to the date of this Agreement. The Purchaser Charter and Purchaser Bylaws are in full force and effect, Purchaser is not in violation of their respective terms and no other organizational documents are applicable to or binding Purchaser.

SECTION 4.03. Capitalization. The authorized capital stock of Purchaser consists of 500,000,000 Purchaser Common Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (“Purchaser Preferred Shares”). At the close of business on December 14, 2011: (i) 62,875,636 Purchaser Common Shares were issued and outstanding (which number includes 0 Purchaser Common Shares held by Purchaser in its treasury); (ii) 2,807,712 Purchaser Common Shares were reserved and available for issuance pursuant to outstanding Purchaser stock options and awards under the Purchaser’s 1997 Stock Option Plan, 1998-2 Stock Option Plan, 2001 Comprehensive Stock Plan and 2010 Long Term Incentive Plan; and (iii) 17,454,892 Purchaser Common Shares were reserved and available for issuance pursuant to the conversion of convertible indebtedness of the Company or any of its Subsidiaries or Affiliates. All of the outstanding Purchaser Common Shares are, and all of the Purchaser Common Shares to be issued pursuant to the Merger will be when issued, duly authorized and validly issued, fully paid and nonassessable, free of preemptive rights and Liens. Except as set forth in this Section 4.03, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, derivative contracts, forward sale contracts, commitments or rights of any kind that obligate Purchaser or any of its Subsidiaries to issue, sell or deliver, or cause to be issued, sold or delivered, or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating Purchaser to make any payment based on or resulting from the value or price of the Purchaser Common Shares or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, any shares of capital stock or other securities of Purchaser or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Purchaser or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

SECTION 4.04. Authority. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to receipt of the Purchaser Stockholder Approval, to perform and comply with its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement have been duly authorized and approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize and adopt the execution, delivery and performance by Purchaser of this Agreement or to consummate the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement (other than obtaining the Purchaser Stockholder Approval). This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). The board of directors of Purchaser has unanimously, by resolutions duly adopted at a meeting duly called and held, (i) approved, and declared advisable, this Agreement, the Merger, the Subsequent Mergers and the other transactions contemplated hereby, (ii) determined that the terms of this Agreement and the Merger, the Subsequent Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, Purchaser and its stockholders, (iii) directed that Purchaser submit this Agreement, the Merger, the Subsequent Mergers and the issuance of Purchaser Common Shares in the Merger (the “Purchaser Share Issuance”) to the stockholders of Purchaser for their adoption and approval, respectively, as promptly as practicable following the date hereof and (iv) recommended that the stockholders of Purchaser adopt this Agreement and approve the Purchaser Share Issuance at the Purchaser Stockholders Meeting (the “Purchaser Board Recommendation”), which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way.

SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement (including the transactions contemplated by the Financing Commitment) by Purchaser will not, conflict with, constitute or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in a, termination (or right of termination), first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or other assets of Purchaser any of its Subsidiaries under (i) the Purchaser Charter and Purchaser Bylaws, (ii) the organizational documents of, or stockholder agreement relating to, any of Purchaser’s Subsidiaries, (iii) any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject, or (iv) assuming the Purchaser Stockholders Approval, the consents, approvals, filings and other matters referred to in Section 4.05(b) are duly obtained or made, any Law or Order applicable to Purchaser or any of its Subsidiaries or their respective properties, rights or other assets, other than, in the case of clause (iii), any such conflicts, violations, breaches, defaults, rights, terminations, modifications, cancellations or accelerations, losses or creations of any Liens that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Purchaser and the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement by Purchaser do not and will not require any consent, approval, order, authorization or permit of, action by, filing or registration, with or notification to, any Governmental Entity except for (i) the filing by Purchaser of the Form S-4 of which the Joint Proxy Statement/Prospectus is a part, (ii) (A) the filing of all required Notification and Report Forms by Purchaser pursuant to the HSR Act, (B) the filing of a Notification pursuant to Part IX of the Competition Act and (C) the receipt, expiration or termination, as applicable, of approvals or waiting periods required under the HSR Act and the Competition Act, (iii) the applicable requirements of the Securities Act, the Exchange Act and state securities, takeover and “blue sky” Laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in respect of the Merger, (v) the filing of a certificate of merger with the Secretary of State of the State of Delaware in respect of the Subsequent Mergers, (vi) notices pursuant to the rules and regulations of the NYSE, and (vii) such other Consents and Filings which if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect or to materially impair the ability of Purchaser to perform its obligations hereunder or prevent or materially delay the consummation of the Merger, the Subsequent Mergers or any of the other transactions contemplated hereby.

SECTION 4.06. Company SEC Documents; Financial Statements; No Undisclosed Liabilities. (a) Each of Purchaser and each of its Subsidiaries has filed or furnished, as applicable, on a timely basis, all reports, schedules, forms, statements, certifications and other documents (including prospectuses and registration, proxy and other statements and all exhibits and other information incorporated therein) with or to, as applicable, the SEC that were required to be so filed or furnished by Purchaser or any of its Subsidiaries, as applicable, since December 31, 2009 (such documents, together with any documents so filed or furnished during such period by Purchaser or any of its Subsidiaries on a voluntary basis on Current Reports on Form 8-K, the “Purchaser SEC Documents”). Each of the Purchaser SEC Documents (as amended, if applicable) complied or, in the case of Purchaser SEC Documents filed or furnished after the date of this Agreement, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX on the date it was or, in the case of any Purchaser SEC Document furnished or filed after the date of this Agreement, will be so filed with, or furnished to, the SEC. None of the Purchaser SEC Documents (as amended, if applicable), when it was or, in the case of any Purchaser SEC Document furnished or filed after the date of this Agreement, will be so filed with, or furnished to, the SEC, contained, or will contain, as applicable, any untrue statement of a material fact or omitted or will omit, as applicable, to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Purchaser SEC Documents. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements of Purchaser included in or incorporated by reference into the Purchaser SEC Documents (including the related notes and schedules) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents or, in the case of Purchaser SEC Documents filed or furnished after the date of this

Agreement, will fairly present the consolidated financial position of Purchaser and its consolidated Subsidiaries as of its date and each of the consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ (deficit) equity and comprehensive income (loss) and consolidated statements of cash flows of Purchaser included in or incorporated by reference into Purchaser SEC Documents (including any related notes and schedules) fairly presents or, in the case of Purchaser SEC Documents filed or furnished after the date of this Agreement, will fairly present the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Purchaser and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), and each of the foregoing financial statements were prepared or, in the case of Purchaser SEC Documents filed or furnished after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis, except as may be noted therein.

(c) Neither Purchaser nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet (or the related notes and schedules thereto) of Purchaser prepared in accordance with GAAP or the notes thereto, except liabilities (i) as reflected, reserved for or disclosed in the most recent balance sheet of Purchaser included in Purchaser’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the SEC prior to the date of this Agreement, (ii) as incurred in the ordinary course of business consistent with past practice since September 30, 2011, (iii) incurred in connection with the transactions expressly contemplated by this Agreement or as expressly permitted by this Agreement and (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries is a party to, or has any written or, to the Knowledge of Purchaser, other binding commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Purchaser and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Purchaser or any of its Subsidiaries in Purchaser’s or such Subsidiary’s published financial statements or other Purchaser SEC Documents.

(d) Purchaser is and has been at all times since December 31, 2010 in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Since December 31, 2010, each of the principal executive officer of Purchaser and the principal financial officer of Purchaser (or each former principal executive officer of Purchaser and each former principal financial officer of Purchaser, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Purchaser SEC Documents, and the statements contained in such certifications are complete, true and accurate. To the Knowledge of Purchaser, as of the date hereof, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to SOX, without qualification, when next due. Neither Purchaser nor any of its Affiliates has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Purchaser maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Purchaser is recorded and reported on a timely basis to the individuals responsible for the preparation of Purchaser’s filings with the SEC and other public disclosure documents. Purchaser maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Purchaser and its consolidated Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Purchaser and its consolidated Subsidiaries are being made only in accordance with authorizations of management and directors of Purchaser and its consolidated Subsidiaries, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Purchaser and its consolidated Subsidiaries that could have a material effect on its financial statements. Purchaser has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s auditors and the audit committee of Purchaser’s board of directors (A) all significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and has identified for Purchaser’s auditors and audit committee of Purchaser’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal control over financial reporting. Purchaser has made available to the Company (i) a summary of any such disclosure made by management to Purchaser’s auditors and audit committee since December 31, 2010 and (ii) any communication since December 31, 2010 made by management or Purchaser’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(f) Since December 31, 2010, no material written complaints or, to Purchaser’s Knowledge, material oral complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material written concerns or, to Purchaser’s Knowledge, material oral concerns from employees of Purchaser and its consolidated Subsidiaries regarding questionable accounting or auditing matters, have been received by Purchaser. No attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Purchaser or any of its officers, directors, employees or agents to Purchaser’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of SOX or any Purchaser policy contemplating such reporting, including in instances not required by those rules.

SECTION 4.07. Absence of Certain Changes or Events. Since December 31, 2010 through and including the date hereof, (i) there has not been any change in the business, financial condition or results of operation of Purchaser and its Subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect and (ii) neither Purchaser nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would require the consent of the Company under Section 5.02(a), (c), (d) or (e).

SECTION 4.08. Litigation. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect, as of the date hereof there are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the Merger, the Subsequent Mergers or the other transactions contemplated hereby.

SECTION 4.09. Compliance with Laws. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect, since December 31, 2009, (i) each of Purchaser and its Subsidiaries is and has been in compliance with all Laws and Orders applicable to it, its properties, rights or other assets or its businesses or operations, (ii) neither Purchaser nor any of its Subsidiaries has received any written communication from a Governmental Entity that alleges that Purchaser or any of its Subsidiaries is not in compliance with any Law and (iii) to Purchaser’s Knowledge, as of the date hereof, none of the officers, directors, or agents (in their capacity as such) of Purchaser or any of its Subsidiaries is or has been in violation of any Law applicable to its properties, rights or other assets or its businesses or operations relating to (A) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (B) payments to government officials from corporate funds, or (C) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits.

SECTION 4.10. Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect: (i) Purchaser and its Subsidiaries have been in compliance with all applicable Environmental Laws since January 1, 2007, (ii) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or, to the Knowledge of Purchaser, formerly owned, leased or operated by Purchaser, any of its Subsidiaries or any predecessor of any of them under circumstances that would reasonably be expected to result in any claims or liabilities affecting Purchaser or any of its Subsidiaries; (iii) neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any other person whose conduct could result in liability to Purchaser or any of its Subsidiaries, has Released, placed or disposed of any Hazardous Materials at any other location under circumstances that would reasonably be expected to result in any claims or liabilities affecting Purchaser or any of its Subsidiaries; (iv) neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any predecessor of any of them is subject to Order of or with any Governmental Entity or any indemnity or other Contract obligation with any other person relating to obligations or liabilities under Environmental Laws or concerning Hazardous Materials; (v) neither Purchaser nor any of its Subsidiaries has received any written claim, notice or complaint, or, to the Knowledge of Purchaser, is subject to any proceeding or, investigation, relating to or alleging noncompliance with or liability under Environmental Laws, and no such matter has been threatened to the Knowledge of Purchaser; (vi) to the Knowledge of Purchaser, there are no other circumstances or conditions involving Purchaser or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, cost or non-statutory restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) Purchaser has made available to the Company copies of all environmental reports, studies, assessments, sampling data, analyses, memoranda and other written environmental documentation in its possession as of the date hereof relating to Purchaser or any of its Subsidiaries or their respective current or former properties, facilities or operations.

SECTION 4.11. Information Supplied. None of the information supplied or to be supplied by or on behalf of Purchaser or any of its Subsidiaries specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the respective stockholders of the Company and Purchaser and at the time of the Company Stockholders Meeting and the Purchaser Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company, any of its Subsidiaries or any of their Representatives which is contained or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

SECTION 4.12. Financial Ability. Purchaser has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of December 15, 2011 among Morgan Stanley Senior Funding, Inc., Bank of America, N.A., WF Investment Holdings, LLC, Wells Fargo Capital Finance, LLC and Purchaser (the “Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the lenders party thereto have committed to lend the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement. The Financing Commitment has not been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitment have not been withdrawn, terminated or rescinded in any respect. Except for fee letters and engagement letter relating to the Financing Commitment (collectively, the “Fee Letters”), complete copies of which have been provided to the Company with only fee amounts and certain economic terms (none of which would adversely affect the amount (other than in respect of upfront fees) or availability of the Financing if so exercised by the lenders party thereto) redacted, as of the date hereof, there are no other agreements, side letters or arrangements to which Purchaser is a party relating to the Financing Commitment that could affect the availability of the Financing. As of the date hereof, the Financing Commitment constitutes the legally valid and binding obligation of Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). As of the date hereof, the Financing Commitment is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Purchaser is not in breach of any of the terms or conditions set forth in the Financing Commitment, and assuming the accuracy of the representations and warranties set forth in Article III and performance by the Company of its obligations under this Agreement, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no lender has notified Purchaser of its intention to terminate the Financing Commitment or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Financing Commitment and the Fee Letters. Assuming the accuracy of the representations and warranties set forth in Section 3.03 and performance by the Company of its obligations under this Agreement, the aggregate proceeds to be disbursed pursuant to the definitive agreements contemplated by the Financing Commitment, in the aggregate and together with the available cash, cash equivalents and marketable securities of Purchaser and the Company, and available amounts under existing credit facilities, will be sufficient for Purchaser to pay the Cash Consideration and all related fees and expenses on the terms contemplated hereby. As of the date hereof, Purchaser has paid in full any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof. As of the date hereof, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to Purchaser on the Closing Date.

SECTION 4.13. Brokers. No broker, investment banker, financial advisor or other person (other than Morgan Stanley & Co. LLC and Centerview Partners LLC) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

SECTION 4.14. Voting Requirements. The affirmative vote of holders of a majority of the outstanding Purchaser Common Shares entitled to vote in favor of the adoption of this Agreement at the Purchaser Stockholders Meeting or any adjournment or postponement thereof and the affirmative vote of holders of a majority of the outstanding Purchaser Common Shares entitled to vote in favor of the approval of the Purchaser Share Issuance present in person or represented by proxy at the Purchaser Stockholders Meeting or any adjournment or postponement thereof (collectively, the “Purchaser Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of Purchaser necessary to adopt this Agreement and approve and authorize the Purchaser Share Issuance, the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement.

SECTION 4.15. Taxes. (a) Each of Purchaser and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed, (ii) timely paid or accrued (in accordance with GAAP) all material Taxes for all tax periods required to be paid or accrued by any of them, and (iii) withheld from its employees, creditors or other third parties proper and accurate amounts in all material respects and, to the extent required to be paid, have timely paid to the appropriate authorities or set aside in an account for such purpose such amounts in compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation).

(b) Purchaser has made available to the Company true and correct copies of the United States federal income Tax Returns filed by Purchaser and its Subsidiaries for each of the three prior fiscal years.

(c) There are no pending, and neither Purchaser nor any Subsidiary has received written notice of any, material federal, state, local or foreign Tax audits or examinations of Purchaser or any of its Subsidiaries. No material deficiency for any Taxes has been proposed, asserted or assessed, in writing, against Purchaser or any Subsidiary that has not been resolved and paid in full or properly reflected in the Purchaser SEC Documents.

(d) There are no outstanding waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against Purchaser or any of its Subsidiaries.

(e) Neither Purchaser nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of any material Taxes, except for such agreements entered into by Purchaser or its Subsidiaries in the ordinary course of business consistent with past practice.

(f) No material closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Tax authority with respect to Purchaser or any of its Affiliates which are still in effect as of the date of this Agreement.

(g) There are no material Liens for Taxes upon the assets, properties or rights of Purchaser or any of its Subsidiaries that are not provided for in the Purchaser SEC Documents, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith, which contest, if determined adversely to Purchaser, would not individually or in the aggregate have a Purchaser Material Adverse Effect.

(h) Neither Purchaser nor any of its Subsidiaries has been a party to the distribution of stock of a “controlled corporation” as defined in Section 355(a) of the Code in a transaction intended to qualify under Section 355 of the Code within the past two years.

(i) Neither Purchaser nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

(j) Neither Purchaser nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which is Purchaser), or has any liability for Taxes of any person (other than Purchaser or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local, or foreign tax law), as a transferee or successor, by contract or otherwise.

SECTION 4.16. Insurance. All material property, fire and casualty, general liability, managed care liability, employment practices liability, fiduciary liability, product liability, directors and officers liability, automotive, workers’ compensation and sprinkler and water damage insurance policies maintained by Purchaser and/or its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of Purchaser and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any failures to maintain such insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Purchaser Material Adverse Effect. The consummation of the Merger, the Subsequent Mergers and the other transactions contemplated in this Agreement will not, in and of themselves, cause the revocation, cancellation or termination of any such insurance policy.

SECTION 4.17. No Ownership of Company Common Shares. No Company Common Shares or securities that are convertible, exchangeable or exercisable into Company Common Shares are beneficially owned (directly or indirectly, beneficially or of record) by Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries holds any rights to acquire or vote any Company Common Shares except pursuant to this Agreement and the Voting Agreement. Before the action of the board of directors of the Company taken on December 15, 2011, neither Purchaser nor any of its Subsidiaries, alone or together with any other Person, was at any time, or became, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated by this Agreement.

SECTION 4.18. No Regulatory Impediment. Purchaser is not aware of any fact relating to its or any of its Subsidiaries’ or Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that might reasonably be expected to impair the ability of the parties to this Agreement to obtain any Required Governmental Consent.

SECTION 4.19. Absence of Arrangements with Management. Other than this Agreement and the Voting Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Purchaser or any of its Subsidiaries, on the one hand, and any member of the Company’s management or board of directors, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

SECTION 4.20. Independent Investigation. Purchaser acknowledges and agrees that (a) except for the specific representations and warranties of the Company contained in this Agreement (subject to the Company Disclosure Letter and the Company SEC Reports in accordance with this Agreement), none of the Company, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company, its Subsidiaries, or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the Purchaser or any of its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives and (b) to the fullest extent permitted by applicable Law, none of the Company, its Subsidiaries or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Purchaser, its Subsidiaries or any of its or their respective stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Purchaser, its Subsidiaries or any of its or their respective stockholders, controlling persons, Financing Sources or Representatives, except, solely with respect to the Company, as and only to the extent expressly set forth in this Agreement or for claims made by Purchaser against the Company for Fraud.

ARTICLE V

CONDUCT PENDING THE MERGER

SECTION 5.01. Conduct of Business of the Company Pending the Merger. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Letter, as consented to in writing in advance by Purchaser, as otherwise expressly contemplated by this Agreement or to the extent required by applicable Law, the Company covenants and agrees that the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and use its reasonable best efforts to maintain its material rights, franchises, licenses, permits, approvals and other authorizations issued by Governmental Entities and to maintain its existing relationships and goodwill with its employees, customers, suppliers, distributors, creditors, landlords and others having business dealings with it and

Governmental Entities, in each case in all material respects. In furtherance and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)(i) declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise, or make any other actual, constructive or deemed distribution) on or in respect of any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or to another direct or indirect wholly owned Subsidiary of the Company or otherwise make payments to its stockholders in their capacity as such, (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any Convertible Securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of the Company Stock Plans or (B) required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement (or entered into after the date of this Agreement in accordance with this Section 5.01) between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries (to the extent complete and accurate copies of which have been delivered to Purchaser prior to the date of this Agreement);

(b) issue, deliver, sell, grant, pledge, dispose of, transfer or otherwise encumber or subject to any Lien, or authorize the issuance, delivery, sale, grant, pledge, disposition, transfer, lease, encumbrance of or subjecting to any Lien, any Equity Securities or Convertible Securities of it or any of its Subsidiaries, or any “phantom” stock, “phantom” stock rights, stock option, stock purchase or appreciation rights or stock-based performance units relating to or permitting the purchase of any such Equity Securities or Convertible Securities, including pursuant to Contracts as in effect on the date of this Agreement, except for the issuance of Company Common Shares upon the exercise of Company Stock-Based Awards outstanding as of the date of this Agreement and in accordance with their terms and the Company Stock Plans in effect on the date of this Agreement or Company Stock-Based Awards granted after the date of this Agreement in accordance with Section 5.01(k)(ix);

(c) amend the Company Charter or Company Bylaws or other applicable governing instruments or documents or enter into or amend any joint venture agreement, stockholders agreement, voting agreement or other similar agreement relating to Equity Securities of the Company and its Subsidiaries;

(d) acquire by merger, consolidation, acquisition of stock or assets or otherwise, any Equity Securities, Convertible Securities, assets, properties or rights of any other person or form or enter into any partnership, joint venture, group (as defined under Rules 13d-3 and 13d-5 of the Exchange Act) or other joint business arrangement with any other person other than (i) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice and (ii) any such acquisitions or transactions (x) that, individually or in the aggregate, would not reasonably be expected to materially reduce the value of the Company and its Subsidiaries, taken as a whole, to Purchaser or to prevent, delay, impede or otherwise adversely affect the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement and (y) pursuant to which the total value or purchase price paid or payable by the Company and its Subsidiaries would not exceed $5,000,000 individually;

(e) transfer, sell, lease, assign, license, grant, mortgage, pledge, subject to Liens, surrender, encumber, divest, cancel, abandon, allow to lapse, or otherwise transfer or dispose of, all or any part of its assets, licenses, operations, rights, businesses or properties or interests therein (including capital stock of the Company’s Subsidiaries and indebtedness of others held by the Company and its Subsidiaries), other than (i) sales, leases, licenses and rentals in the ordinary course of business consistent with past practice, (ii) dispositions disclosed in Section 5.01(e) of the Company Disclosure Letter and (iii) dispositions of used, worthless or obsolete inventory or equipment in the ordinary course of business consistent with past practice;

(f)(i) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than indebtedness for borrowed money under the credit facilities and other lines of credit set forth in Section 5.01(f) of the Company Disclosure Letter and any renewals, refinancings or extensions thereof that are effected on substantially the same terms and in principal amounts not in excess of such indebtedness), (ii) make any loans or advances to any person (other than advances in immaterial amounts made in the ordinary course of business consistent with past practice to employees of the Company and its Subsidiaries for reimbursement of expenses, including relocation expenses) or (iii) make any capital contributions or investments in any person other than to the Company or one of its direct or indirect wholly owned Subsidiaries;

(g) make or authorize any payment of, or accrual or commitment for, capital expenditures except in the ordinary course of business consistent with past practice;

(h) settle or compromise, or offer or propose to settle or compromise any Action other than (i) settlements or compromises of Actions where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise, in each case, does not exceed an amount set forth in Section 5.01(h)(i) of the Company Disclosure Letter or (ii) in the ordinary course of business consistent with past practice where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise does not exceed an amount set forth in Section 5.01(h)(ii) of the Company Disclosure Letter;

(i) other than in the ordinary course of business consistent with past practice, (i) enter into any Contract that if existing on the date of this Agreement would be a Material Contract, (ii) terminate, amend, supplement or modify in any material respect any Material Contract or rights or obligations thereunder or (iii) waive, release or cancel any material debts or waive, release, cancel, transfer or assign any material claims held by it under any Material Contract (other than the expiration or renewal of any Material Contract in accordance with its terms);

(j) enter into any joint venture, partnership or other similar arrangement with any person;

(k) except as required by applicable Law, any Company Plan or other Contract in existence as of the date hereof and except as expressly required or expressly permitted by this Agreement, (i) adopt, enter into, terminate, modify, amend or grant any waiver or consent (or communicate any intention to take such action) in respect of any Company Plan, except as otherwise permitted by this subsection (j) or elsewhere in this Agreement, or to avoid the imposition of any excise tax under Section 4999 of the Code or Tax under Section 409A of the Code, provided, however, that in the event of an action taken to avoid the imposition of any excise tax under Section 4999 of the Code or Tax under Section 409A of the Code, the Company and Purchaser shall reasonably consult and agree with any such action, (ii) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, other than increases to any such individuals who are not directors or officers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice that do not exceed 3% in the aggregate, (iii) enter into any new severance or termination pay arrangements with any Company Employee, (iv) remove any existing restrictions in any Company Plans or awards made thereunder, (v) take any action to fund or in any other way secure the payment of compensation or benefits (including in respect of Company Stock-Based Awards) under any Company Plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefit (including in respect of Company Stock-Based Awards) under any Company Plan or awards made thereunder, (vii) except as required by any Company Plan as in effect as of the date of this Agreement, pay any amount or benefit (including in respect of Company Stock-Based Awards) not required by any Company Plan as in effect as of the date of this Agreement or in excess of the amount earned based on actual performance or legally required, (viii) grant any retention, stay, transaction or similar bonuses, payments or rights to any Company Employee, (ix) grant any new awards under any Company Plan or (x) change any assumptions used to calculate funding or contribution obligations under any Company Plan, other than as required by GAAP;

(l) (i) except as required by GAAP, make any change in non-tax accounting methods, principles or practices, (ii) make or change any material Tax election, (iii) settle or compromise any material Tax liability, (iv) amend any material Tax return, (v) change any material method of Tax accounting, (vi) enter into any material closing agreement with respect to any Tax or (vii) surrender any right to claim a material Tax refund;

(m) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) affiliate or family member of any such officer, director or record or beneficial owner or (iii) record or beneficial owner of five percent or more of the voting securities of the Company, on the other hand, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(n) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(o) enter into or otherwise become bound by any Contract containing non-compete or similar provisions that would restrict or limit, in any material respect, the ability of the Company or any of its Subsidiaries from conducting their business in any manner or in any geographical area from and after the Effective Time;

(p) fail to maintain in full force and effect insurance that, to the Company’s Knowledge, is customary in the industry and complies with applicable governmental regulations;

(q) enter into any new line of business, directly or indirectly;

(r) adopt, enter into, modify, amend or terminate any collective bargaining agreement, agreement with any works council or labor contract; or

(s) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

SECTION 5.02. Conduct of Purchaser Pending the Merger. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.02 of the Purchaser Disclosure Letter, as consented to in writing in advance by the Company, as otherwise expressly contemplated by this Agreement or as required by applicable Law, Purchaser covenants and agrees that Purchaser shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and use its reasonable best efforts to maintain its material rights, franchises, licenses, permits, approvals and other authorizations issued by Governmental Entities and to maintain its existing relationships and goodwill with its employees, customers, suppliers, distributors, creditors, landlords and others having business dealings with it and Governmental Entities, in each case in all material respects. In furtherance and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise set forth in Section 5.02 of the Purchaser Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law, Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)(i) declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise, or make any other actual, constructive or deemed distribution) on or in respect of any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of

Purchaser to Purchaser or to another direct or indirect wholly owned Subsidiary of Purchaser or otherwise make payments to its stockholders in their capacity as such, (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any Convertible Securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement (or entered into after the date of this Agreement in accordance with this Section 5.02) between Purchaser or any of its Subsidiaries and any director or employee of Purchaser or any of its Subsidiaries (but expressly excluding, for the avoidance of doubt, the share repurchase announced by Purchaser on the date hereof, which shall not be commenced prior to the Closing Date);

(b) issue, deliver or sell any Equity Securities or Convertible Securities of it or any of its Subsidiaries at less than fair market value for such Equity Securities or Convertible Securities other than to directors or employees in the ordinary course;

(c) amend the Purchaser Charter or Purchaser Bylaws or other applicable governing instruments or documents (whether by merger, consolidation or otherwise) in a manner that would affect the holders of Company Common Shares adversely relative to other holders of Purchaser Common Shares;

(d) take or omit to take any action to cause the Purchaser Common Shares to cease to be eligible for listing on the NYSE;

(e) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(f) fail to maintain in full force and effect insurance that, to Purchaser’s Knowledge, is customary in the industry and complies with applicable governmental regulations;

(g) acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or otherwise enter into any agreement, if such acquisition or the entering into such agreement would reasonably be expected to cause the Required Governmental Consents not to be obtained prior to the Outside Date or materially delay the receipt of such Required Governmental Consents; or

(h) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

SECTION 5.03. Advice of Changes. The Company and Purchaser shall each give prompt notice to the other party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving party from any third party alleging that the consent or approval of such third party is or may be required in connection with the Merger and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such party) reasonably be expected to (A) prevent or delay the consummation of the Mergers or the other transactions contemplated by this Agreement or (B) be material to the Company and its Subsidiaries or the Purchaser and its Subsidiaries (as the case may be), taken as a whole; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Merger and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) have a Company Material Adverse Effect or Purchaser Material Adverse Effect or prevent or delay the consummation of the Mergers or the other transactions contemplated hereby or (B) cause any condition to the Mergers to be unsatisfied; provided, however, that the delivery of any notice pursuant to this Section 5.03 shall not limit or otherwise affect the remedies of the Company or Purchaser available hereunder and no information delivered pursuant to this Section 5.03 shall update any section of the Company Disclosure Schedule or the Purchaser Disclosure Schedule or shall affect the representations or warranties of the parties hereunder.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Stockholders Meetings. (a) The Company, acting through its board of directors and in accordance with applicable Law and the Company Charter and the Company Bylaws, shall (i) take all actions necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders solely for the purpose of seeking the Company Stockholder Approval (the “Company Stockholders Meeting”) as soon as reasonably practicable after the Form S-4 (as defined in Section 6.02) is declared effective, (ii) cause such vote to be taken and completed as soon as practicable and not postpone or adjourn such vote or Company Stockholders Meeting and (iii) except to the extent that a Company Adverse Recommendation Change has occurred in accordance with Section 6.04, use its reasonable best efforts to obtain the Company Stockholder Approval and include in the Joint Proxy Statement/Prospectus the Company Board Recommendation; provided, that the Company may postpone, recess or adjourn the Company Stockholders Meeting to a later date: (a) with the consent of Purchaser, (b) for the absence of a quorum, (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith (after consultation with its outside legal counsel) is required under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting or (d) if the Company has provided a written notice to Purchaser pursuant to Section 6.04(c) and the latest deadline contemplated by Section 6.04(c) with respect to such notice has not been reached. If the board of directors of the Company determines after the date of this Agreement that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders do not adopt this Agreement, the Company shall nevertheless submit this Agreement to the holders of the Company Common Shares for adoption at the Company Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting.

(b) Purchaser, acting through its board of directors and in accordance with applicable Law and the Purchaser Charter and Purchaser Bylaws, shall (i) take all actions necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders solely for the purpose of seeking the Purchaser Stockholder Approval (the “Purchaser Stockholders Meeting”) as soon as reasonably practicable after the Form S-4 is declared effective, (ii) cause such votes to be taken and completed as soon as practicable and not postpone or adjourn such votes or Purchaser Stockholders Meeting and (iii) except to the extent that a Purchaser Adverse Recommendation Change has occurred in accordance with Section 6.05, use its reasonable best efforts to obtain the Purchaser Stockholder Approval and include in the Joint Proxy Statement/Prospectus the Purchaser Board Recommendation; provided, that Purchaser may postpone, recess or adjourn the Purchaser Stockholders Meeting to a later date: (a) with the consent of the Company, (b) for the absence of a quorum, or (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the board of directors of Purchaser has determined in good faith (after consultation with its outside legal counsel) is required under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by Purchaser’s stockholders prior to the Purchaser Stockholders Meeting.

(c) The Company and the Purchaser shall cooperate to schedule and convene the Company Stockholders Meeting and the Purchaser Stockholders Meeting on the same date.

SECTION 6.02. Form S-4 and Joint Proxy Statement/Prospectus. As promptly as practicable after the date of this Agreement and in any event no later than January 17, 2012 of this Agreement, (i) Purchaser and the Company shall jointly prepare and file with the SEC the Joint Proxy Statement/Prospectus and (ii) Purchaser shall prepare and file with the SEC a registration statement on Form S-4 in connection with the Purchaser Share Issuance (as may be further amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Purchaser shall use its reasonable best efforts to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Purchaser shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to comply as to form in all material respects with the requirements of the Exchange Act and to be mailed to its respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Purchaser shall also take any action reasonably required to be taken under any applicable state securities laws (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) in connection with the Purchaser Share Issuance, and each of Purchaser and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action, the Form S-4 or the Joint Proxy Statement/Prospectus. The Company shall furnish all information as may be reasonably requested by Purchaser in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus. No filing, amendment, supplement or distribution of the Form S-4 will be made, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made, in each case without providing Purchaser and the Company a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Purchaser, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Purchaser which should be set forth on an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of material fact or omit to state any material fact required to be included therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly prepared and, to the extent required by applicable Law, filed with the SEC and disseminated to the stockholders of the Company or Purchaser, as applicable. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Purchaser Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger and (ii) all orders of the SEC relating to the Form S-4. Each of the parties shall use its reasonable best efforts to respond to any comments on the Joint Proxy Statement/Prospectus or the Form S-4 or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests. Before responding to any such comments or requests or the filing or mailing of the Joint Proxy Statement/Prospectus or the Form S-4, as the case may be, each of the parties (x) shall provide the other party with a reasonable opportunity to review and comment on any drafts of the Joint Proxy Statement/Prospectus or the Form S-4 (including any amendments or supplements thereto) and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by the other party.

SECTION 6.03. Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, from and after the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 8.01, the Company shall afford to Purchaser, and to Purchaser’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access (including for the purpose of planning for post-merger integration activities and transition planning with the employees of the Company and its Subsidiaries) during normal business hours and upon reasonable prior notice to the Company to all its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as Purchaser may from time to time reasonably request, but only to the extent that such access does not unreasonably disrupt, impair or interfere with the business or operations of the Company or its Subsidiaries, and, during such period, the Company shall furnish promptly to Purchaser all information concerning its and its Subsidiaries’ business, properties and personnel as Purchaser may reasonably request; provided, however, that no access or information pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement; and, provided, further, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such copies or other information to the extent that doing so would (x) violate applicable Law or any obligation of confidentiality owing to a third party (provided, that in the case of any such confidentiality obligations, the Company shall have used its reasonable best efforts to have obtained the consent of such third party to such access, copies or information), or result in the loss of attorney-client privilege, work product doctrine or similar privilege. Purchaser shall hold any such copies or information provided pursuant to this Section 6.03(a) that is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter agreement dated December 10, 2009, as amended on August 1, 2011 between Purchaser and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect in accordance with its terms.

(b) Nothing contained in this Agreement shall give any party, directly or indirectly, any rights to control or direct the operations of the other party or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each party shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of such party and its Subsidiaries.

SECTION 6.04. Company No Solicitation; Company Adverse Recommendation Change. (a) (i) The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any person conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal (as defined below) and request the prompt return or destruction of all confidential information previously furnished to such person in connection with such Company Acquisition Proposal in accordance with the terms of any confidentiality or similar agreement between the Company and any such person. From the date hereof until the earlier of (A) the Effective Time and (B) termination of this Agreement pursuant to Section 8.01, and except as expressly permitted by Section 6.04(b), the Company covenants and agrees that neither it nor any of its Subsidiaries nor any of their respective directors or officers shall, and the Company shall instruct and use reasonable best efforts to cause any of its or its Subsidiaries’ respective Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, a Company Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, or otherwise knowingly cooperate in any way with, any Company Acquisition Proposal, except to notify such person of its obligations under this Section 6.04, or (C) otherwise knowingly facilitate any effort or attempt to make a Company Acquisition Proposal. The Company shall notify the officers, directors and other Representatives of it and its Subsidiaries of the restrictions imposed by the preceding sentence and instruct them, and use its reasonable best efforts to cause them, to comply with those restrictions, and any failure by any of them to so comply shall be deemed to be a breach of this Agreement by the Company.

(ii) Notwithstanding anything to the contrary in Section 6.04(a)(i), following the receipt of a Company Acquisition Proposal that was made after the date hereof in circumstances not otherwise involving a material breach of this Section 6.04, and prior to the time, but not after, the Company Stockholder Approval is obtained, the Company may in response to such Company Acquisition Proposal, and subject to material compliance with Section 6.04(c), (A) provide non-public information in response to a request therefor by the person that has made the Company Acquisition Proposal if the Company receives from the person so requesting such information an executed confidentiality agreement in customary form and with terms no less restrictive in the aggregate to the person than those contained in the Confidentiality Agreement and provides to Purchaser prior to or contemporaneously with the delivery of such information to such person a copy of all such material information that was not previously provided to Purchaser, (B) request information from the person making such Company Acquisition Proposal for the sole purpose of the board of directors of the Company informing itself about the Company Acquisition Proposal that has been made and the person that made it and (C) engage or participate in any discussions or negotiations with the person who has made the Company Acquisition Proposal, if and only to the extent that before taking any of the actions described in the preceding clauses (A) or (C) above, the board of directors of the Company (1) determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the terms and conditions of such Company Acquisition Proposal and this Agreement, it is necessary to take such action in order to comply with its fiduciary obligations to the Company’s stockholders under applicable Law and (2) also determines in good faith based on the information then available (after consultation with its financial advisor) that such Company Acquisition Proposal either is a Company Superior Proposal or is reasonably likely to result in a Company Superior Proposal.

(b) Except as expressly permitted by, and after material compliance with, Section 6.04(c), neither the board of directors of the Company nor any committee thereof shall (i) (A) qualify or modify in any manner adverse to Purchaser or withhold or withdraw, (B) resolve to or make or cause to be made any public statement proposing or announcing an intention to modify or qualify in any manner adverse to Purchaser or to withhold or withdraw or (C) fail to publicly affirm upon Purchaser’s request as promptly as practicable (but in any event within five (5) Business Days) after receipt or a public announcement of a Company Acquisition Proposal (or if the Outside Date is less than five (5) Business Days from the receipt of such request from Purchaser, by the close of business on the penultimate Business Day preceding the Outside Date), the Company Board Recommendation (which request may only be made once with respect to such Company Acquisition Proposal absent further material changes in such Company Acquisition Proposal, and then only once following such material change); (ii) make any other public statement in connection with the Company Stockholders Meeting that is inconsistent with the Company Board Recommendation; (iii) approve, adopt, recommend or resolve or publicly propose to approve, adopt or recommend, any Company Acquisition Proposal (any action described in clause (i), (ii) or (iii) being referred to as a “Company Adverse Recommendation Change”); or (iv) cause or permit the Company or any of its Subsidiaries to execute or to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement, or other similar Contract (other than a confidentiality agreement referred to in Section 6.04(a)(i) entered into in compliance with 6.04(a)(i)) (an “Alternative Acquisition Agreement”) relating to, or that is intended to or could reasonably be expected to lead to any, Company Acquisition Proposal. Any Company Adverse Recommendation Change shall not change in any respect the approval of this Agreement or any other approval of the board of directors of the Company with respect to this Agreement, the Merger, the Subsequent Mergers and the other transactions contemplated hereby, including any change that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby (including the Merger and the Subsequent Mergers).

(c) Notwithstanding anything herein to the contrary, including Section 6.04(b), the board of directors of the Company may make a Company Adverse Recommendation Change (i) in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date hereof, which event, development, occurrence, or circumstances or facts did not exist or was not actually known, appreciated or understood by the board of directors of the Company as of the date hereof (other than a Company Superior Proposal) (a “Company Intervening Event”) or (ii) in response to a Company Superior Proposal made in material compliance with this Section 6.04, (x) make a Company Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 8.01(h), and concurrently enter into an Alternative Acquisition Agreement with respect to such Company Superior Proposal if, and only if, prior to taking any such action, the board of directors of the Company determines in good faith, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, that in light of such Company Intervening Event or such Company Superior Proposal, if this Agreement was not amended, it would be necessary to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h), as the case may be, in order to comply with its fiduciary obligations to the Company’s stockholders under applicable Law; (3) the Company delivers to Purchaser a written notice stating that the board of directors of the Company intends to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h), as the case may be, specifying in reasonable detail the reasons therefor, including a copy of such Alternative Acquisition Agreement and any related documents or a description in reasonable detail of such Company Intervening Event, as the case may be; (4) the Company shall have made its Representatives reasonably available for the five (5) Business Day period in advance (the “Negotiation Period”), for the purpose of engaging in negotiations with Purchaser (to the extent Purchaser desires to negotiate) regarding a possible amendment of this Agreement as would permit the Company, in order to comply with its fiduciary obligations to the Company’s stockholders under applicable Law, not to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h), as the case may be; and (5) any written proposal made by Purchaser to amend this Agreement during the Negotiation Period shall have been considered by the board of directors of the Company in good faith, and, after the expiration of the Negotiation Period, the board of directors of the Company shall have determined in good faith that (A) in the event the determination of the board of directors of the Company in this Section 6.04(c) is in response to a Company Superior Proposal, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, that such Company Superior Proposal still constitutes a Company Superior Proposal and after taking into account the advice of its outside legal counsel, in light of such Company Superior Proposal, it would be necessary to make a Company Adverse Recommendation Change or terminate the Agreement pursuant to Section 8.01(h) to comply with its fiduciary obligations to the Company’s stockholders under applicable Law; provided, however, that, in the event of any amendment to the financial or other material terms of such Company Superior Proposal, the Company shall be required to deliver to Purchaser a new written notice (including as attachments thereto a copy of the new Alternative Acquisition Agreement relating to such amended Company Acquisition Proposal and copies of any related documents), and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of Purchaser’s receipt of such new written notice and (B) in the event the determination of the board of directors of the Company in this Section 6.04(c) is in response to a Company Intervening Event, after taking into account the advice of its outside legal counsel, in light of such Company Intervening Event, it would be necessary to make a Company Adverse Recommendation Change to comply with its fiduciary obligations to the Company’s stockholders under applicable Law.

(d) In addition, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) termination of this Agreement pursuant to Section 8.01, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement related to a possible Company Acquisition Proposal entered into by the Company or its Subsidiary prior to the date of this Agreement.

(e) For purposes of this Agreement: (i) the term “Company Acquisition Proposal” means any of the following actions or any proposal, offer, inquiry or indication of interest, whether in written form or otherwise (including any proposal or offer from or to the Company’s stockholders) from any person or group relating to, or that could reasonably be expected to lead to, any of the following actions: (i) any direct or indirect sale, lease, license or outsourcing, exchange, transfer, disposition not made in the ordinary course of business consistent with past practice, in one transaction or a series of related transactions, of any assets (including Equity Securities of any Subsidiary of the Company), rights, properties, services or businesses that constitute or contribute 15% or more of the Company’s consolidated revenues, net income or total assets or 15% or more of the total voting power of Equity Securities of the Company or any Subsidiary, (ii) any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total voting power of Equity Securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, reorganization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries after the consummation of which any person or group (other than the stockholders of the Company immediately prior to such consummation) would beneficially own, directly or indirectly, (A) 15% or more of the total voting power of Equity Securities of the Company or of any successor to, or parent company of, the Company or (B) any assets (including Equity Securities of any Subsidiary of the Company), rights, properties or businesses that constitute or contribute 15% or more of the Company’s and all of its Subsidiaries’ consolidated revenues, net income or total assets, taken as a whole, in each case other than the transactions pursuant to this Agreement; and

(ii) the term “Company Superior Proposal” means an unsolicited, bona fide written Company Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) which the board of directors of the Company has reasonably determined in good faith, after consultation with its outside legal counsel and financial advisors, would result in a transaction (x) more favorable to the Company’s stockholders from a financial point of view than the Merger, taking into account all relevant factors (including all terms and conditions of such offer and this Agreement (including those changes to the terms of this Agreement proposed by Purchaser in response to such proposal or otherwise)) and (y) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such offer; provided, however, that any such offer shall not be deemed to be a “Company Superior Proposal” if any financing required to consummate the transaction contemplated by such offer is not committed and, in the good faith judgment of the board of directors of the Company after consultation with its outside legal counsel and financial advisors, is not reasonably capable of being obtained by such third party.

(f) In addition to the obligations of the Company set forth in paragraphs (a), (b), (c) and (d) of this Section 6.04, the Company shall as promptly as practicable (and in any event within 24 hours after receipt) notify Purchaser orally and in writing if any Company Acquisition Proposal is received by the Company, any of its Subsidiaries or any of their respective Representatives and the material terms and conditions of any such Company Acquisition Proposal (including any changes thereto) and the identity of the person making any such Acquisition Proposal. The Company shall (x) keep Purchaser fully informed on a current basis (which shall be considered in light of the circumstances of such Company Acquisition Proposal and the time by which the Company has the opportunity to respond) of the status and material details (including any change to the material terms thereof) of any Company Acquisition Proposal and (y) provide to Purchaser as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its Subsidiaries from any person that describes any of the terms or conditions of any Alternative Acquisition Agreements.

(g) Unless this Agreement is terminated pursuant to, and in accordance with, Section 8.01, (i) the obligation of the Company to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement at the Company Stockholders Meeting pursuant to Section 6.01 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Company Acquisition Proposal (whether or not a Company Superior Proposal), or by a Company Adverse Recommendation Change, and (ii) in any case in which the Company makes a Company Adverse Recommendation Change pursuant to this Section 6.04, the Company shall nevertheless submit this Agreement to a vote of its stockholders at the Company Stockholders Meeting for the purpose of adopting this Agreement.

(h) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to a Company Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Board Recommendation and has the substantive effect of withholding, withdrawing, modifying or qualifying in any manner adverse to the Purchaser Board Recommendation, then such disclosure shall be deemed to be a Company Adverse Recommendation Change and Purchaser shall have the right to terminate this Agreement as set forth in Section 8.01(e); provided, further, that, for purposes of this Agreement, a factually accurate public statement by the Company that merely describes the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto, any statement to the effect that the Company Acquisition Proposal is under consideration by the board of directors of the Company or any “stop, look and listen” communication by the board of directors of the Company pursuant to Rule 14d–9(f) of the Exchange Act or any similar communication to its stockholders, shall not constitute a Company Adverse Recommendation Change.

SECTION 6.05. Purchaser No Solicitation; Purchaser Adverse Recommendation Change. (a) (i) Purchaser shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any person conducted prior to the date of this Agreement with respect to any Purchaser Acquisition Proposal (as defined below) and request the prompt return or destruction of all confidential information previously furnished to such person in connection with such Purchaser Acquisition Proposal in accordance with the terms of any confidentiality or similar agreement between Purchaser and any such person. From the date hereof until the earlier of (A) the date that the Purchaser Stockholder Vote is obtained and (B) termination of this Agreement pursuant to Section 8.01 (the “Purchaser No-Shop Period”) and except as expressly permitted by Section 6.05(b), Purchaser covenants and agrees that neither it nor any of its Subsidiaries nor any of their respective directors or officers shall, and Purchaser shall instruct and use reasonable best efforts to cause any of its or its Subsidiaries’ respective Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, a Purchaser Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, or otherwise knowingly cooperate in any way with, any Purchaser Acquisition Proposal, except to notify such person of its obligations under this Section 6.05, or (C) otherwise knowingly facilitate any effort or attempt to make a Purchaser Acquisition Proposal. Purchaser shall notify the officers, directors and other Representatives of it and its Subsidiaries of the restrictions imposed by the preceding sentence and instruct them, and use its reasonable best efforts to cause them, to comply with those restrictions, and any failure by any of them to so comply shall be deemed to be a breach of this Agreement by Purchaser.

(ii) Notwithstanding anything to the contrary in Section 6.05(a)(i), following the receipt of a Purchaser Acquisition Proposal that was made after the date hereof in circumstances not otherwise involving a material breach of this Section 6.05, Purchaser may in response to such Purchaser Acquisition Proposal, (A) provide non-public information in response to a request therefor by the person that has made the written Purchaser Acquisition Proposal if Purchaser receives from the person so requesting such information an executed confidentiality agreement in customary form and with terms no less restrictive in the aggregate to the person than those contained in the Confidentiality Agreement, (B) request information from the person making such Purchaser Acquisition Proposal for the sole purpose of the board of directors of Purchaser informing itself about the Purchaser Acquisition Proposal that has been made and the person that made it, and (C) engage or participate in any discussions or negotiations with the person who has made the Purchaser Acquisition Proposal if and only to the extent that before taking any of the actions described in the preceding clauses (A) or (C) above, the board of directors of Purchaser (1) determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the terms and conditions of such Purchaser Acquisition Proposal and this Agreement, it is necessary to take such action in order to comply with its fiduciary obligations to Purchaser’s stockholders under applicable Law and (2) also determines in good faith based on the information then available (after consultation with its financial advisor) that such Purchaser Acquisition Proposal either is a Purchaser Superior Proposal or is reasonably likely to result in a Purchaser Superior Proposal.

(b) Except as expressly permitted by, and after material compliance with, Section 6.05(c), until the expiration of the Purchaser No-Shop Period, neither the board of directors of Purchaser nor any committee thereof shall (i) (A) qualify or modify in any manner adverse to the Company or withhold or withdraw or (B) resolve to or make or cause to be made any public statement proposing or announcing an intention to qualify or modify in any manner adverse to the Company or to withhold or withdraw or (C) fail to publicly affirm upon the Company’s request as promptly as practicable (but in any event within five (5) Business Days) after receipt or a public announcement of a Purchaser Acquisition Proposal (or if the Outside Date is less than five (5) Business Days from the receipt of such request from the Company, by the close of business on the penultimate Business Day preceding the Outside Date), the Purchaser Board Recommendation (which request may only be made once with respect to such Purchaser Acquisition Proposal absent further material changes in such Purchaser Acquisition Proposal, and then only once following such material change); (ii) make any other public statement in connection with Purchaser Stockholders Meeting that is inconsistent with Purchaser Board Recommendation; or (iii) approve, adopt, recommend or resolve or publicly propose to approve, adopt or recommend, any Purchaser Acquisition Proposal (any action described in clause (i), (ii) or (iii) being referred to as a “Purchaser Adverse Recommendation Change”). Any Purchaser Adverse Recommendation Change shall not change in any respect the approval of this Agreement or any other approval of the board of directors of Purchaser with respect to this Agreement, the Merger, the Subsequent Mergers and the other transactions contemplated hereby, including any change that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby (including the Merger and the Subsequent Mergers).

(c) Notwithstanding anything herein to the contrary, including Section 6.05(b), the board of directors of Purchaser may (i) make a Purchaser Adverse Recommendation Change in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date hereof, which event, development, occurrence, or circumstances or facts did not exist or was not actually known, appreciated or understood by the board of directors of Purchaser as of the date hereof (other than a Purchaser Superior Proposal) (a “Purchaser Intervening Event”) or (ii) in response to a Purchaser Superior Proposal made in material compliance with this Section 6.05, (x) make a Purchaser Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 8.01(e), and concurrently enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement, or other similar Contract (other than a confidentiality agreement referred to in Section 6.05(a)(i) entered into in compliance with 6.04(a)(i)) (a “Purchaser Alternative Acquisition Agreement”) with respect to such Purchaser Superior Proposal if, and only if, (1) the board of directors of Purchaser determines in good faith, after taking into account the advice of its outside legal counsel and after consultation with its financial advisor, that in light of such Purchaser Intervening Event or such Purchaser Superior Proposal, if this Agreement was not amended, it would be necessary to make a Purchaser Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(e), as the case may be, in order to comply with its fiduciary obligations to Purchaser’s stockholders under applicable Law; and (2) Purchaser delivers to the Company a written notice stating that the board of directors of Purchaser intends to effect a Purchaser Adverse Recommendation Change.

(d) In addition, during the Purchaser No-Shop Period Purchaser shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement related to a possible Purchaser Acquisition Proposal entered into by Purchaser or its Subsidiary prior to the date of this Agreement.

(i) For purposes of this Agreement: (A) the term “Purchaser Acquisition Proposal” means any of the following actions or any proposal, offer, inquiry or indication of interest, whether in written form or otherwise (including any proposal or offer from or to Purchaser’s stockholders) from any person or group relating to, or that could reasonably be expected to lead to, any of the following actions: (i) any direct or indirect sale, lease, license or outsourcing, exchange, transfer, disposition not made in the ordinary course of business consistent with past practice, in one transaction or a series of related transactions, of any assets (including Equity Securities of any Subsidiary of Purchaser), rights, properties, services or businesses that constitute or contribute 15% or more of Purchaser’s consolidated revenues, net income or total assets or 15% or more of the total voting power of Equity Securities of Purchaser or any Subsidiary, (ii) any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total voting power of Equity Securities of Purchaser, or (iii) any merger, consolidation, business combination, recapitalization, reorganization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving Purchaser or any of its Subsidiaries after the consummation of which any person or group (other than the stockholders of Purchaser immediately prior to such consummation) would beneficially own, directly or indirectly, (A) 15% or more of the total voting power of Equity Securities of Purchaser or of any successor to, or parent company of, Purchaser or (B) any assets (including Equity Securities of any Subsidiary of Purchaser), rights, properties or businesses that constitute 15% or more of Purchaser’s and all of its Subsidiaries’ consolidated net revenues, net income and total assets, taken as a whole, in each case other than the transactions pursuant to this Agreement; and

(ii) the term “Purchaser Superior Proposal” means an unsolicited, bona fide Purchaser Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) which the board of directors of Purchaser has reasonably determined in good faith, after consultation with its outside legal counsel and financial advisors, would result in a transaction (x) more favorable to Purchaser’s stockholders from a financial point of view than the Merger, taking into account all relevant factors (including all terms and conditions of such offer and this Agreement (including those changes to the terms of this Agreement proposed by Purchaser in response to such proposal or otherwise)) and (y) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such offer; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer is not committed and, in the good faith judgment of the board of directors of Purchaser after consultation with its outside legal counsel and financial advisors, is not reasonably capable of being obtained by such third party; provided, further, that the board of directors of Purchaser shall, in evaluating such proposal, take into account, to the extent it deems relevant, among other things, the long-term prospects of Purchaser following the consummation of the Merger relative to the consideration to be received by the stockholders of Purchaser in such offer.

(e) Unless this Agreement is terminated pursuant to, and in accordance with, Section 8.01, (i) the obligation of Purchaser to establish a record date for, duly call, give notice of, convene and hold Purchaser Stockholders Meeting and to hold a vote of Purchaser’s stockholders on the adoption of this Agreement at Purchaser Stockholders Meeting pursuant to Section 6.01 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Purchaser Acquisition Proposal (whether or not a Superior Proposal), or by a Purchaser Adverse Recommendation Change, and (ii) in any case in which Purchaser makes a Purchaser Adverse Recommendation Change pursuant to this Section 6.05, Purchaser shall nevertheless submit this Agreement to a vote of its stockholders at Purchaser Stockholders Meeting for the purpose of adopting this Agreement.

(f) Nothing contained in this Section 6.05 shall be deemed to prohibit Purchaser from complying with its disclosure obligations under U.S. federal or state Law with regard to a Purchaser Acquisition Proposal; provided, however, that if such disclosure does not reaffirm Purchaser Board Recommendation and has the substantive effect of withholding, withdrawing, modifying or qualifying in any manner adverse to the Purchaser Board Recommendation, then such disclosure shall be deemed to be a Purchaser Adverse Recommendation Change and the Company shall have the right to terminate this Agreement as set forth in Section 8.01(f); provided, further, that, for purposes of this Agreement, a factually accurate public statement by Purchaser that merely describes Purchaser’s receipt of a Purchaser Acquisition Proposal and the operation of this Agreement with respect thereto, any statement to the effect that the Purchaser Acquisition Proposal is under consideration by the board of directors of Purchaser or any “stop, look and listen” communication by the board of directors of Purchaser pursuant to Rule 14d–9(f) of the Exchange Act or any similar communication to its stockholders, shall not constitute a Purchaser Adverse Recommendation Change.

SECTION 6.06. Financing. (a) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Closing is not conditioned upon Purchaser obtaining any financing. Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and subject to the conditions described in the Financing Commitment (including the “flex” provisions) and shall not permit any amendment, supplement or modification to be made to, or any waiver by Purchaser of any provision or remedy under the Financing Commitment (including definitive agreements related thereto) if such amendment, supplement, modification or waiver would (i) reduce the aggregate amount of the net cash proceeds of the Financing (as compared to the amount of such aggregate proceeds contemplated by the Financing Commitment as in effect on the date hereof) or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing in a manner that would reasonably be expected to (I) prevent, impede or delay the funding of the Financing or the consummation of the Merger and the other transactions contemplated hereunder, (II) adversely impact the ability of Purchaser to enforce its rights against other parties to the Financing Commitment (including definitive agreements related thereto), provided that Purchaser may replace, amend, supplement or modify the Financing Commitment to add agents, co-agents, lenders, arrangers, joint bookrunners, managers or other entities that have not executed the Financing Commitment as of the date hereof. Purchaser shall promptly deliver to the Company copies of any such replacement, amendment, supplement, modification or waiver. For purposes of this Section 6.06(a), references to “Financing” shall include the debt financing contemplated by the Financing Commitment as permitted to be amended or modified by this Section 6.06(a) and references to “Financing Commitment” shall include such documents as permitted to be amended, modified or substituted by this Section 6.06(a). Without limiting the generality of the foregoing and except to the extent Purchaser has completed an offering of debt securities whose net cash proceeds replace amounts that were to be provided under the Financing Commitment, which net cash proceeds have been placed in an escrow account in favor of the bondholders on customary terms for high yield bond offerings and which will be available to Purchaser subject solely to conditions precedent that are no more onerous in any material respect than the conditions precedent contained in the Financing Commitment that would have been applicable to the replaced amounts of the Financing, Purchaser shall use its reasonable best efforts to (w) maintain in effect the Financing Commitment until the Merger, the Subsequent Mergers and the other transactions contemplated hereby are consummated, (x) negotiate and enter into definitive agreements with respect to the Financing Commitment (which with respect to the bridge facilities documentation shall not be required until reasonably necessary in connection with the funding of the Financing) on terms and conditions (including “flex” provisions) no less favorable to Purchaser than those contained in the Financing Commitment, (y) satisfy (or have waived) all conditions and covenants applicable to Purchaser in the Financing Commitment that are within its control at or prior to the Closing, and otherwise comply in all material respects with its obligations under the Financing Commitment (including definitive agreements related thereto), and (z) except to the extent Purchaser otherwise has cash resources at Closing to fund its payment obligations hereunder taking into account upfront and similar fees payable under the Financing (including to the extent any “flex” provisions are implemented), upon satisfaction of the conditions set forth in the Financing Commitment, consummate the Financing at or prior to the Closing. Purchaser shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof) as the Company may reasonably request, and shall provide the Company with copies of all definitive documents related to the Financing and, as the Company may reasonably request from time to time, drafts of such documents posted to a lender syndicate group; provided that the Fee Letters may be redacted in accordance with Section 4.12; provided, that in no event will Purchaser be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Purchaser shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Without limiting the generality of the foregoing, Purchaser shall give the Company prompt notice (x) of any material breach or default by any party to any of the Financing Commitments or definitive agreements related to the Financing of which Purchaser becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any (1) material breach of any of its obligations under the Financing Commitment or default, termination or repudiation by any party to any of the Financing Commitments or definitive agreements related to the Financing of any provisions of the Financing Commitments or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto), and (z) if at any time for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two Business Days after the Company delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence.

(b) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitment (including the “flex” provisions), Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and subject to conditions that are not materially less favorable, in the aggregate, to Purchaser than those set forth in the Financing Commitment, in an amount sufficient, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the Merger and the other transactions contemplated hereby as promptly as practicable after the occurrence of such event. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have the right from time to time to substitute other debt financing for all or any portion of the Financing from the same and/or alternative financing source; provided, that any such substitution shall not expand upon in any material respect the conditions precedent or contingencies to the funding on the “Closing Date” of the Financing as set forth in the Financing Commitment in effect on the date hereof or reasonably be expected to cause any delay of the consummation of the transactions contemplated thereby. In such event, the term “Financing Commitment” as used herein shall be deemed to include the new commitment letter (the “New Financing Commitment”), if any, entered into in accordance with this Section 6.06(b) (any financing arranged under this Section 6.06(b) shall be referred to as the “Alternate Financing”). Purchaser will provide the Company with a copy of any New Financing Commitment obtained by Purchaser in connection with an Alternate Financing as promptly as practicable following the execution thereof (other than fees and other information redacted from such agreements that is consistent with the information redacted from the Fee Letters as permitted by Section 4.12). In the event that (x) all or any portion of the Financing contemplated to be raised in lieu of the bridge financing contemplated under the Financing Commitment has not been consummated, (y) all closing conditions contained in Article VII shall have been satisfied or waived (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) and (z) the bridge facilities contemplated by the Financing Commitments are available on the terms and conditions described in the Financing Commitments, then Purchaser shall draw down on such bridge financing, in an amount sufficient and to the extent necessary, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the Merger and the other transactions contemplated hereby, at the Closing. In the event that (x) the ABL Facility has not been amended as contemplated by the Financing Commitment, (y) all closing conditions contained in Article VII shall have been satisfied or waived (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) and (z) the Replacement ABL Facility (or alternative financing obtained in accordance with this Section 6.06(b)) is available on the terms and conditions described in the Financing Commitments), then Purchaser shall draw down on such Replacement ABL Facility, in an amount sufficient and to the extent necessary, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the Merger and the other transactions contemplated hereby, at the Closing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.06 shall require, and in no event shall the reasonable best efforts of Purchaser be deemed or construed to require, Purchaser to (i) bring any enforcement action, including commencing or filing any Action, against any source of the Financing to enforce its rights under the Financing Commitment or (ii) pay any fees in excess of those contemplated by the Financing Commitment (whether to secure waiver of any conditions contained therein or otherwise); provided, that Purchaser shall pay all fees required by the Financing Commitment as they become due.

(c) The Company shall (and shall cause its Subsidiaries to) provide to Purchaser, and shall use reasonable best efforts to cause Representatives of the Company and its Subsidiaries to provide to Purchaser, on a timely basis, all cooperation in connection with the arrangement and syndication of the Financing (including the marketing efforts in connection therewith) and the repayment of any indebtedness of the Company and its Subsidiaries as may be reasonably requested by Purchaser, including by (i) providing reasonable cooperation with the marketing efforts of Purchaser and lenders or initial purchasers for any of the Financing, including using reasonable best efforts to cause its Representatives (including senior management and advisors of the Company and its Subsidiaries) to be available, during normal working hours and upon reasonable notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, and using its commercially reasonable efforts to ensure that any syndication efforts benefit from any existing Company banking relationships, (ii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (to the extent relating to the Company and its Subsidiaries), registration statements, prospectuses, road show presentations and similar documents reasonably necessary or advisable in connection with the Financing and offering of equity securities of Purchaser contemplated hereby, including the preparation and furnishing in a timely fashion of all financial statements and other data customary to be included in connection therewith (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and all information regarding the Company and its Subsidiaries reasonably required for the Purchaser to prepare pro forma financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act of 1933, as amended, and related forms and all information regarding the Company and its Subsidiaries reasonably necessary for the preparation of financial projections and a financial model for the Purchaser after giving effect to the Merger (A) for a registered public offering of debt securities, and of type and form customarily included in private placements of debt securities under Rule 144A, to consummate the offering(s) of debt securities contemplated by the Financing Commitment and (B) for the syndication of bridge loan commitments and facilities and asset based loan commitments and facilities contemplated under the Financing Commitment, (iii) assist with the preparation of definitive financing documents and provide Financing Sources with reasonable access to the properties, books and records of the Company and its Subsidiaries during normal working hours (to the extent practicable) and upon reasonable notice, (iv) using commercially reasonable efforts to cause the Company’s independent auditors to provide, consistent with customary practice, (A) consent to SEC filings and offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary auditors reports and customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company and its Subsidiaries, (B) reasonable assistance in the preparation of pro forma financial statements by Purchaser and (C) provide reasonable assistance and cooperation to Purchaser, including attending accounting due diligence sessions, (v) providing financial and other pertinent information regarding the Company and its Subsidiaries reasonably requested, including unaudited monthly financial statements for the Company and its Subsidiaries on a consolidated basis (excluding footnotes), to the extent the Company customarily prepares such financial statements, within the time frame such statements are prepared, (vi) providing and executing documents as may be reasonably requested by Purchaser (excluding legal opinions and solvency certificates); (vii) using reasonable best efforts to permit the Financing Sources and other prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting system, policies and procedures relating thereto for the purpose of establishing collateral arrangements as of the Closing, including account control agreements, (viii) reasonably cooperating with the Financing Sources and their respective agents with respect to their due diligence, including by giving access to documentation reasonably requested by persons in connection with capital markets transactions, (ix) furnishing Purchaser and the Financing Sources promptly with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and in any event at least five (5) days prior to the Closing Date, (x) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders, (xi) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness of the Company or any of its subsidiaries contemplated by the Financing Commitment to be paid off, discharged and terminated on the Closing Date (subject to receipt from Purchaser of the funds necessary to effectuate the pay off contemplated by such payoff letters, lien terminations and instruments of discharge) and using commercially reasonable efforts to assist Purchaser in obtaining opinions of local counsel to the Company or any of its subsidiaries to the extent reasonably requested by Purchaser to effect the Financing, (xii) facilitating the execution and delivery at the Closing of definitive documents related to the Financing on the terms contemplated by the Financing Commitment, (xiii) to the extent reasonably requested by the Purchaser, causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its subsidiaries reasonably necessary to permit the completion of the Financing and (xiv) using commercially reasonable efforts to assist in delivery of inventory appraisals and field audits. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Financing, provided that such logos are not used in a manner that would reasonably be expected to harm or disparage the Company, its Subsidiaries or their marks. Notwithstanding anything to the contrary in this Section 6.06(c), neither the Company nor any of its Subsidiaries shall be required to undertake any obligation or execute any agreement (other than authorization letters in connection with syndication efforts) that would be effective prior to the Effective Time, or deliver, or cause to be delivered, any legal opinion by its counsel (other than by using commercially reasonable efforts to assist Purchaser in obtaining local counsel opinions). In addition, the Company and its Subsidiaries will reasonably cooperate and provide information and assistance reasonably requested by Purchaser in order for Purchaser to increase availability under its receivables facility and asset-based credit facility at Closing to take into account receivables, equipment and other assets of the Company and its Subsidiaries, including assisting lenders under those facilities in related diligence, and cooperating with Purchaser in taking steps needed to create and perfect security over such assets, effective on the Closing Date. Except to the extent contemplated hereunder, Purchaser acknowledges and agrees that the Company and its Affiliates and their respective Representatives shall not have any responsibility for (or, with respect to the Company and its Subsidiaries, prior to the Closing), incur any liability to any person under or in connection with, the arrangement of the Financing or any alternative financing that Purchaser may raise in connection with the transactions contemplated by this Agreement. Purchaser shall (x) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.06(c) and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries expressly for use in connection therewith).

(d) Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 7.02(b), as it applies to the Company’s obligations under Section 6.06(c), shall be deemed satisfied unless the Company’s breach(es) of its obligations under Section 6.06(c) materially contributed to the failure to close the Financing or Alternative Financing.

(e) For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive calendar days after the date of this Agreement commencing on the date on which and throughout which period (A) Purchaser shall have the Required Information and such Required Information is Compliant and (B) the conditions set forth in Sections 7.01(a), (b) and (e) (the “Specified Conditions”) and 7.02(b) shall be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive calendar day period (except in the case of the condition set forth in Section 7.02(b), to the extent such condition relates to covenants to be performed at the Closing or at any other time after any applicable time during such 20 consecutive calendar day period) after the date hereof and nothing has occurred and no conditions exist that would cause, or would reasonably be expected to cause, any of the other conditions set forth in Sections 7.01 and 7.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive calendar day period; provided, that (i) if the Marketing Period would otherwise have commenced on August 16 or August 26, 2012, as the case may be, but for the failure of the Specified Conditions to have been met on such date, then the Marketing Period shall be deemed to have commenced on such dates for purposes of this Agreement if the Specified Conditions are met not later than September 1, 2012, and the other requirements of the Marketing Period are met throughout the required 20 or 30 consecutive calendar day period, as appropriate, (ii) the 20 consecutive calendar day period referred to in this Section 6.06(e) shall be extended to a 30 consecutive calendar day period if the Purchaser notifies the Company no later than 30 calendar days prior to the date that the Marketing Period would otherwise commence hereunder that the Purchaser reasonably expects to need to market and syndicate an asset based loan facility as referred to in Section 3(e) of Exhibit F of the Financing Commitment, and (iii) if the Marketing Period has not ended prior to August 7, 2012, the Marketing Period shall not be deemed to have commenced until August 16, 2012 (if a 30 calendar day Marketing Period applies) or August 26, 2012 (if a 20 calendar day Marketing Period applies) for any purpose hereunder. Notwithstanding the foregoing, if at any time the Purchaser does not have the Required Information or the Required Information is not Compliant throughout and on the last day of such period, then a new 20 or 30 consecutive calendar day period, as appropriate, shall commence upon Purchaser receiving updated Required Information that is Compliant. Subject to the terms of this Agreement and applicable Law, Purchaser may commence its marketing of the offering(s) of debt securities contemplated by the Financing Commitment at any time after the date of this Agreement. If at any time the Company shall in good faith reasonably believe that it has provided all Required Information as required by clause (A) of the first sentence of this definition and that such Required Information is Compliant, it may deliver to Purchaser a written notice to that effect (stating the date it believes such Required Information was provided), in which case the Company shall be deemed to have complied with such clause (A) above unless Purchaser in good faith reasonably believes the Company has not provided all Required Information or that such Required Information is not Compliant and, within five (5) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity, to the extent reasonably practicable, which items of Required Information have not been provided or are not Compliant.

(f) For purposes of this Agreement, “Required Information” shall mean, as of any date, all information required by Section 1(c) of Exhibit F of the Financing Commitment as in effect on the date hereof (solely to the extent related to the Company and its Subsidiaries) and other pertinent information regarding the Company and its Subsidiaries required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 (except to the extent reasonably available), Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) (including all audited financial statements and all unaudited financial statements (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and all information regarding the Company and its Subsidiaries reasonably required for Purchaser to prepare pro forma financial information, in each case (A) for (i) a registration statement for a registered public offering of debt securities of the type contemplated by the Financing Commitment to be declared effective, and of the type and form customarily included in private placements under Rule 144A, to consummate the offering of debt securities contemplated by the Financing Commitment and (ii) of the type contemplated in the Financing Commitment and form customarily included in information memoranda and other marketing documents used to syndicate credit facilities of the type to be included in the Financing, and (B) for the syndication of bridge loan commitments and facilities asset based loan commitments and facilities contemplated by the Financing Commitment and (ii) such other information and data as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period.

(g) Assuming the accuracy of the representations and warranties in Article III and performance by the Company of its obligations under this Agreement, Purchaser represents and warrants that $95,000,000 (the “Reserve Amount”) is the amount that it currently estimates is the amount required to be borrowed by it under its asset-based loan facility (the “ABL Facility”) at Closing to provide it with sufficient funds, together with the amounts available under the bridge facility commitments under the Financing Commitment (or offering of debt securities in lieu thereof), to fund the Cash Portion of the Purchase Price, pay fees and expenses in connection with the transactions contemplated hereby and refinance all Company debt contemplated in the Financing Commitments to be refinanced on the Closing Date. Purchaser shall use its reasonable best efforts to ensure that the Reserve Amount is available to be drawn under its ABL Facility at all times by maintaining a portion of the amount available under its ABL Facility equal to the Reserve Amount undrawn at all times from the date thereof through the Closing Date and shall use its reasonable best efforts to ensure that all conditions to drawing the Reserve Amount under its ABL Facility shall be satisfied on the Closing Date, if it is necessary to draw under the ABL Facility on the Closing Date.

(h) “Compliant” means, with respect to the Required Information, (a) that such Required Information does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified and (c)(i) the financial statements and other financial information included in such Required Information that have been prepared by the Company are, and remain throughout the Marketing Period or the Required Information Period, as applicable, sufficient to permit Purchaser’s financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period or the Required Information Period, as applicable, and (ii) the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, and such auditors have confirmed they are prepared to issue such comfort letter upon any pricing date relating to the Financing occurring during the Marketing Period or the Required Information Period, as applicable. “Required Information Period” means the 20 calendar day period referred to in Section 2(a) of Exhibit F of the Financing Commitment.

SECTION 6.07. Further Action; Efforts. (a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement as soon as practicable. Each party agrees to (i) as promptly as practicable after the date of this Agreement and in any event no later than ten Business Days after the date of this Agreement, make (and, without the prior written consent of the other party to this Agreement, not withdraw) (A) appropriate filings of Notification and Report Forms pursuant to the HSR Act and (B) an appropriate filing of a Notification pursuant to Part IX of the Competition Act with respect to the transactions contemplated hereby, (ii) use reasonable best efforts to obtain as promptly as practicable all other Consents of or by any Governmental Entity that are necessary or advisable under or in respect of any Antitrust Laws in order to consummate the Merger, the Subsequent Mergers or any of the other transactions contemplated by this Agreement (collectively, the “Antitrust Consents”) and (iii) use reasonable best efforts to obtain as promptly as practicable all other Consents of or by any Governmental Entity or third party that are necessary or required in order to consummate the Merger, the Subsequent Mergers or any of the other transactions contemplated by this Agreement; provided, however, that, subject to the following sentence, nothing in this Section 6.07 or elsewhere in this Agreement shall require, or be construed to require, Purchaser, the Company or any of their respective Subsidiaries or Affiliates to (A) (1) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or to hold separate pending any such action or (2) proffer, propose, negotiate, offer to effect or consent, commit or agree to any sale, divestiture, lease, licensing, transfer, disposal, divestment or other encumbrance of, or to hold separate, in each case before or after the Effective Time any assets, licenses, operations, rights, product lines, businesses or interest of Purchaser, the Company or any of their respective Subsidiaries or Affiliates or (B) take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of Purchaser, the Company or any of their respective Subsidiaries or Affiliates or Purchaser’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation. Notwithstanding anything to the contrary in the immediately preceding sentence, Purchaser shall agree to sell, transfer, dispose of or otherwise divest, or hold separate or otherwise subject to any restriction or limitation, any of the assets, licenses, operations, rights, product lines, businesses or interest of Purchaser, the Company or any of their respective Subsidiaries that constitute or contribute in the aggregate no more than 10% of the consolidated revenues of Purchaser and its Subsidiaries as of the date hereof if any such sale, divestiture, transfer, disposal or other divestment, or holding separate, restriction or limitation, is necessary in order to obtain the Antitrust Consents so that the Closing shall occur as promptly as practicable, and in any event, prior to June 15, 2012 (unless the Outside Date shall have been extended pursuant to the terms hereof and if so prior to the end of the extended Outside Date); provided, that Purchaser shall determine, (x) in its sole discretion (but solely to the extent that reasonable alternatives exist with respect to its choice of remedies) and (y) in its reasonable discretion (in all other scenarios), the assets, licenses, operations, rights, product lines, businesses or interest of Purchaser, the Company or any of their respective Subsidiaries to be so sold, transferred, disposed of, divested, held separate or subject to any restriction or limitation; provided, further, that nothing in this Section 6.07(a) shall obligate Purchaser to agree to any such sale, divestiture, lease, licensing, transfer, disposal, divestment or other encumbrance of, or holding separate, not conditioned on the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement or that shall take effect prior to the Effective Time. Notwithstanding anything to the contrary in this Section 6.07, if requested by Purchaser in writing, the Company shall agree to take any of the actions referred to above if they are effective only after the Effective Time. For the avoidance of doubt, the Company shall not agree to any conditions, limitations, requirements or other restrictions described in clauses (A) or (B) above without the prior written consent of Purchaser. If (i) the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “DOJ”) issues a request for additional information and documentary material (a “Second Request”) under the HSR Act or (ii) the Commissioner of Competition or his/her designated representative(s) (the “Commissioner”) issues a supplemental information request (a “SIR”) pursuant to S.114(2) of the Competition Act, in either case in relation to the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement, each of the Company and Purchaser shall take all such measures as may be reasonably necessary to limit the scope of such Second Request or SIR, use its reasonable best efforts to certify substantial compliance with such Second Request or SIR as promptly as practicable and otherwise to respond to and seek to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act or the Commissioner under the Competition Act. Each party shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the Competition Act and shall use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and the Competition Act as promptly as practicable.

(b) Subject to Sections 6.07(a) and 6.07(d), each of Purchaser, on the one hand, and the Company, on the other hand, shall in connection with the reasonable best efforts referenced in Section 6.07(a) to obtain all requisite Consents for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party and/or its counsel informed on a current basis of any communication received by such party from, or given by such party to, the FTC, DOJ, the Commissioner or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party and/or its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC, the Commissioner or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent not prohibited by the DOJ, the FTC, the Commissioner or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) Subject to Sections 6.07(a) and 6.07(d), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement or any other agreement contemplated hereby, each of Purchaser and the Company shall (i) cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit such consummation no later than the third Business Day before the Outside Date, and (ii) defend, at its cost and expense, any such actions or proceedings, whether judicial or administrative, against it or its Affiliates in connection with the transactions contemplated by this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 6.07, it is agreed that Purchaser, after consulting with the Company and considering the Company’s views in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions challenging, the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement; provided that Purchaser shall give the Company the opportunity to participate in such discussions, negotiations or other proceedings to the extent not prohibited by applicable Law. At Purchaser’s request and expense, the Company agrees to take all reasonable actions Purchaser reasonably deems prudent in order to reasonably assist Purchaser in obtaining any actions, consents, undertakings, approvals or waivers by or from any Governmental Entity for or in connection with, and to reasonably assist Purchaser in litigating or otherwise contesting any objections to or proceedings or other actions challenging, the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement. The Company shall not permit any of its Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation, proceeding or other matters related to this Agreement or the transactions contemplated hereby unless the Company consults with Purchaser in advance and, to the extent permitted by such Governmental Entity, gives Purchaser the opportunity to attend and lead the discussions at such meeting. The Company agrees that, at the sole discretion and direction of Purchaser (and at Purchaser’s expense), it shall agree to any and all divestitures or other remedies relating to itself or any of its Subsidiaries that are necessary to obtain the Antitrust Consents; provided, however, that nothing in this Section 6.07(d) shall obligate the Company to agree to any such divestiture or any other remedy not conditioned on the consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement where such divestiture or other remedy would involve any cost to the Company that is not reimbursed by Purchaser.

SECTION 6.08. Directors’ and Officers’ Indemnification and Insurance. (a) From and after the Effective Time, Purchaser agrees that it will indemnify and hold harmless each individual that, as of the Effective Time, is a present or former director or officer of the Company or any of its Subsidiaries (in each case, to the extent they acted in such capacity) (collectively, the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred by such individual in such capacity in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law, the Company Charter and the Company Bylaws, in each case as in effect on the date of this Agreement, to indemnify such individual (and Purchaser shall also advance expenses as incurred by such individual in connection therewith to the fullest extent permitted under applicable Law; provided, that such individual provides an undertaking to repay such advances if it is ultimately determined that such individual is not entitled to indemnification); provided, however, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law, the Company Charter and/or the Company Bylaws shall be made by independent counsel selected by Purchaser.

(b) Subject to Section 6.08(e), any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.08 with respect to any claim, action, suit, proceeding or investigation, shall notify Purchaser of such claim, action, suit, proceeding or investigation promptly after becoming aware thereof, but the failure to so notify shall not relieve Purchaser of any liability it may have to such Indemnified Party except to the extent such failure actually prejudices Purchaser. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser shall have the right to assume the defense thereof at its expense with counsel selected by the independent directors of Purchaser and Purchaser shall not be liable to the Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Purchaser, on the one hand, and the Indemnified Parties, on the other hand, the Indemnified Parties may retain counsel satisfactory to them and Purchaser shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that notwithstanding the foregoing Purchaser shall not be obligated pursuant to this paragraph (b) to pay for more than one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, in which case Purchaser shall only be obligated to pay for the fewest number of counsels necessary to avoid such conflicts of interest, (ii) the Indemnified Parties will reasonably cooperate in the defense of any such matter and (iii) Purchaser shall not be liable for any settlement effected without its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and provided, further, that notwithstanding the foregoing, Purchaser shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited or not permitted by applicable Law, the Company Charter and/or the Company Bylaws, in each case as in effect as of the date hereof. Notwithstanding the foregoing, Purchaser shall not settle, compromise or consent to the entry of any judgment in any claim, action suit, proceeding or investigation pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification is being sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action suit, proceeding or investigation.

(c) Purchaser hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons. Purchaser hereby agrees that (i) Purchaser and the Surviving Corporation are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) Purchaser and the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other person and (iii) Purchaser and the Surviving Corporation irrevocably waive, relinquish and release such other Persons from any and all claims against any such other persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Purchaser and Surviving Corporation further agrees that no advancement or payment by any of such other persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Charter or the Company Bylaws or other organizational documents of the Company or any of its Subsidiaries or Purchaser or the Surviving Corporation or any of its Subsidiaries, any other indemnification agreement or arrangement, the DGCL or otherwise. In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any person, then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser shall expressly assume the obligations set forth in this Section 6.08.

(e) For six years after the Effective Time, Purchaser shall maintain (directly or indirectly through the Company’s existing insurance programs) in effect the Company’s current directors’ and officers’ liability insurance (providing only for the Side A Coverage for Indemnified Parties where the existing policies include Side B coverage for the Company) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore delivered to Purchaser), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that Purchaser may (i) substitute therefor policies of Purchaser containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (ii) obtain one or more “tail” policies for all or any portion of the full six-year period; provided, further, that notwithstanding the foregoing, in no event shall Purchaser be required to expend in the aggregate an annual premium amount for directors’ and officers’ liability insurance pursuant to this Section 6.08(d) in excess of 250% of the annual premiums currently paid by the Company for its current directors’ and officers’ liability insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Purchaser shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(f) The provisions of this Section 6.08 are expressly intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

SECTION 6.09. Public Announcements. Purchaser and the Company (i) shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger and the Subsequent Mergers and (ii) shall not issue any such press release or make any such public statement prior to such consultation, except in the case of clause (ii) only as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with the NYSE. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed between the parties.

SECTION 6.10. Stockholder Actions. Each Party shall promptly notify the other party in writing of any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the Knowledge of the Company or Purchaser (as applicable), threatened in writing, against the Company or Purchaser and/or the members of its respective board of directors prior to the Effective Time and shall keep such other party reasonably informed with respect to the status thereof. The Company shall consult with Purchaser with respect to, and shall provide Purchaser with the opportunity to participate in (but not control the defense or settlement of) any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.11. Employee Matters.

(a) With respect to each employee benefit plan or program or service-based policy maintained by Purchaser, the Surviving Corporation or their Affiliates following the Effective Time and in which any of the employees of the Company and its Subsidiaries (the “Company Employees”) who continue to be employed by Purchaser, the Surviving Corporation or their Affiliates after the Effective Time, excluding any employees who are covered by a collective bargaining agreement (the “Continuing Employees”), participate after the Effective Time (the “Purchaser Plans”), for purposes of determining eligibility to participate, vesting and benefit accrual (but not with respect to calculation or accrual of benefits under any defined benefit program), service with the Company and its Subsidiaries prior to the Effective Time (or predecessor employers to the extent the Company and its Subsidiaries provide past service credit) shall be treated as if such service were with Purchaser and its Subsidiaries to the same extent that such service was recognized by the Company and its Subsidiaries immediately prior to the Effective Time under the comparable Company Plan; provided, that such crediting of service does not result in any duplication of benefits. Purchaser shall in accordance with applicable Law, and shall otherwise use its commercially reasonable efforts to, ensure that each applicable Purchaser Plan that is a group health plan shall waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent (i) similar limitations are already in effect with respect to a Continuing Employee that have been satisfied or waived under the corresponding Company Plan immediately prior to the Effective Time or not included under the corresponding Company Plan immediately prior to the Effective Time and (ii) permitted by the applicable insurance policy or otherwise under the Purchaser Plan. Prior to the Effective Time, if requested by Purchaser in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Purchaser and its Subsidiaries shall commence participation therein following the Effective Time unless Purchaser or such Subsidiary explicitly authorizes such participation and (ii) cause the Company tax-qualified 401(k) plan to be terminated effective immediately prior to the Effective Time.

(b) Beginning at the Effective Time until December 31, 2012 (the “Continuation Period”), Purchaser shall, or shall cause the Surviving Corporation to, provide Continuing Employees with no less favorable salaries or wages, and short-term bonus or commission opportunities (it being understood that the components of commission opportunities may be modified to reflect modifications of employee’s duties and responsibilities made by Purchaser in its sole discretion) than as provided by the Company and its Subsidiaries to such individual immediately prior to the Effective Time, and with other compensation opportunities and benefits (except equity based awards), that, taken as a whole, are substantially comparable in the aggregate to the compensation opportunities and benefits provided by the Purchaser and its Subsidiaries to comparably situated employees of Purchaser and its Subsidiaries; provided, that, if the Continuing Employees continue to receive the same compensation opportunities and benefits (except equity based awards) that were provided by the Company and its Subsidiaries immediately prior to the Effective Time, such action would not breach this Section 6.11(b).

(c) Purchaser shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Plans (including all severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Plans; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Purchaser’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law. Notwithstanding the foregoing, Purchaser shall provide each Continuing Employee who suffers a termination of employment during the Continuation Period under circumstances that would have given the Continuing Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time and as set forth on Section 6.11(c) of the Company Disclosure Letter (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under the applicable Company Severance Plan, as calculated using the same salary or hourly wage rate or other compensation, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, except as Purchaser or the Surviving Corporation, as applicable, and such Continuing Employee may otherwise agree in writing.

(d) With respect to any accrued but unused vacation time to which any Continuing Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Continuing Employee immediately prior to the Effective Time and as set forth on Section 6.11(d) of the Company Disclosure Letter (the “Vacation Policy”), Purchaser shall, or shall cause the Surviving Corporation to, (i) allow such Continuing Employee to use such accrued vacation and (ii) if any Continuing Employee’s employment terminates during the Continuation Period, pay the Continuing Employee, in cash, an amount equal to the value of the accrued vacation time to the same extent that the Continuing Employee would have received a cash payment therefor under the Vacation Policy as in effect as of immediately prior to the Effective Time.

(e) The Purchaser and the Company acknowledge and agree that all provisions contained herein with respect to Continuing Employees are included for the sole benefit of the Purchaser and the Company and shall not create any right (1) in any other person, including Company Plans or any beneficiary thereof, or (2) to continued employment with the Purchaser or any of its Subsidiaries. Nothing in this Section 6.11, whether express or implied, shall constitute an amendment or other modification of any employee benefit plan, or limit the right of Purchaser or any of its Subsidiaries to amend, terminate or otherwise modify any employee benefit plan maintained by Purchaser or any of its Subsidiaries following the Effective Time.

(f) Prior to making any material broad-based communications in writing to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Purchaser with a copy of the intended communication and Purchaser shall have a reasonable period of time to review and comment on such communication.

SECTION 6.12. NYSE Listing and Delisting; Reservation for Issuance. Purchaser shall use its reasonable best efforts to cause the Purchaser Common Shares to be issued in the Merger (the “Listed Purchaser Common Shares”) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by Purchaser of the Company Common Shares from the NYSE and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date. Purchaser shall use its best efforts to cause the Company Common Shares to no longer be listed on the NYSE and deregistered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 6.13. Section 16 Matters. The board of directors of the Company shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from the applicability thereof (i) the conversion of Company Common Shares and options to acquire Company Common Shares into Purchaser Common Shares and (ii) the acquisition of Purchaser Common Shares pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Purchaser subject to the reporting requirements of Section 16(a) of the Exchange Act.

SECTION 6.14. Takeover Laws. If any takeover statute is or may become applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement, the Company and its board of directors shall use reasonable best efforts to take such actions as are necessary so that the Merger, and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

SECTION 6.15. Solvency Opinion. Purchaser shall engage a nationally recognized valuation firm reasonably acceptable to the Company (the “Valuation Firm”) at such time as is necessary in order that the Valuation Firm may provide an opinion at the Effective Time to the effect that the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger and the transactions contemplated by this Agreement (such opinion, the “Solvency Opinion”).

ARTICLE VII

CONDITIONS

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by such party at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Company shall have obtained the Company Stockholder Approval and Purchaser shall have obtained the Purchaser Stockholder Approval.

(b) Antitrust Consents. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) either (A) Purchaser shall have received an advance ruling certificate from the Commissioner under Subsection 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement or (B) the waiting period applicable to the transactions contemplated by this Agreement under Section 123 of the Competition Act shall have expired or shall have been terminated by the Commissioner, and Purchaser shall have received a no-action letter from the Commissioner advising Purchaser in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act for an order in respect of the transactions contemplated by this Agreement (all consents required by this Section 7.01(b), the “Required Governmental Consents”).

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction, in each case, that is located in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action (whether temporary, preliminary or permanent) that is in effect and makes illegal, restrains, enjoins or prohibits consummation of the Merger or the other material transactions contemplated by this Agreement on the terms contemplated by this Agreement (collectively, “Restraining Orders”).

(d) NYSE Listing. The Listed Purchaser Common Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(f) Solvency. The Purchaser and the Company shall have received the Solvency Opinion from the Valuation Firm.

(g) No Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity of competent jurisdiction seeking a Restraining Order, other than those the failure of which to obtain would not be reasonably likely to result in criminal sanctions against any party hereto, any Affiliate of such party or any director or employee of any of the foregoing.

SECTION 7.02. Conditions to Obligations of Purchaser . The obligation of Purchaser to effect the Merger is also subject to the satisfaction or waiver by Purchaser at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 3.01(a) solely as it applies to the due incorporation and valid existence of the Company, the second sentence of Section 3.01(b), Section 3.03(a) and (b), Section 3.04, clause (i) of Section 3.05(a), Section 3.07(i), Section 3.17, Section 3.20 and Section 3.21 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures of any representations and warranties in Section 3.03 that, individually or in the aggregate, are de minimis in nature and amount. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any Material Adverse Effect or other materiality qualifications or limitations therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures of such representations and warranties to be so true and correct to the extent that such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Purchaser shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations. The Company shall have performed or complied with, as applicable, in all material respects all obligations, agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Opinion. Purchaser shall have received the opinion of Sullivan & Cromwell LLP, dated on the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Company will not recognize any gain or loss in respect of the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of the Company and Purchaser, which the Company and Purchaser shall provide at such times as requested by such counsel.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Section 4.01(a) solely as it applies to the due incorporation and valid existence of Purchaser, the third sentence of Section 4.03, Section 4.04, Section 4.07(i) and Section 4.14 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date). All other representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any Purchaser Material Adverse Effect or other materiality qualifications or limitations therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures of such representations and warranties to be so true and correct to the extent that such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. The Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect.

(b) Performance of Obligations. Purchaser shall have performed or complied with, as applicable, in all material respects all obligations, agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect.

(c) No Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Purchaser Material Adverse Effect.

(d) Tax Opinion. The Company shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated on the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Company will not recognize any gain or loss in respect of the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of the Company and Purchaser, which the Company and Purchaser shall provide at such times as requested by such counsel.

(e) Company Directors. Purchaser shall have taken, or caused to be taken, all actions required to be taken by Purchaser pursuant to Section 1.05 so that the individuals designated pursuant to Schedule 1.05 are appointed to the board of directors of the Surviving Corporation at the Effective Time.

SECTION 7.04. Frustration of Closing Conditions. Neither the Company nor Purchaser may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was materially contributed to by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.06 and Section 6.07.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and Purchaser Stockholder Approval:

(a) by mutual written consent of Purchaser and the Company;

(b) by either Purchaser or the Company:

(i) if the Merger shall not have been consummated on or before June 15, 2012 (as it may be extended as set forth below, the “Outside Date”); provided, however, that if any of the conditions set forth in Article VII shall not have been satisfied on or before June 15, 2012, the Outside Date may be extended until September 15, 2012, at the election of the Company or Purchaser by written notice to the other party; provided, further, however, that if the Marketing Period has not yet commenced, or has commenced but has not yet been completed, on or before June 15, 2012, the Outside Date may be extended until September 15, 2012, at the election of the Company or Purchaser by written notice to the other party; provided further, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose material breach of a representation, warranty, covenant or agreement in this Agreement has been a principal cause of the failure of the Merger to occur by the Outside Date;

(ii) if a Governmental Entity located in the United States or in Canada has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Restraining Order that has become final and nonappealable, in each case that would give rise to the failure of a condition set forth in Section 7.01(b) or 7.01(c);

(iii) if the vote of the stockholders of the Company on the adoption of this Agreement at the Company Stockholders Meeting (or any adjournment, postponement or recess thereof) shall have been taken and completed and the Company Stockholder Approval shall not have been obtained; or

(iv) if the vote of the stockholders of Purchaser on the adoption of this Agreement and approval and authorization of the Purchaser Share Issuance at the Purchaser Stockholders Meeting (or any adjournment, postponement or recess thereof) shall have been taken and completed and the Purchaser Stockholder Approval shall not have been obtained;

(c) by Purchaser, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach, failure to perform or untruth (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) (assuming, in the case of any untruth, that such subsequent date was the Closing Date) and (ii) is not capable of being cured prior to the Closing or, if capable of being cured, shall not have been cured by the Company by the earlier of (A) the Outside Date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from Purchaser; provided, however, that Purchaser shall not be entitled to terminate this Agreement under this Section 8.01(c) if Purchaser is then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 7.03(a) or Section 7.03(b) (assuming, in the case of any untruth, that such subsequent date was the date of termination);

(d) by the Company, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) (assuming, in the case of any untruth, that such subsequent date was the Closing Date) and (ii) is not capable of being cured prior to the Closing or, if capable of being cured, shall not have been cured by Purchaser by the earlier of (A) the Outside Date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from the Company; provided, however, that the Company shall not be entitled to terminate this Agreement under this Section 8.01(d) if the Company is then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 7.02(a) or Section 7.02(b) (assuming, in the case of any untruth, that such subsequent date was the date of termination);

(e) by Purchaser, if (i) the board of directors of the Company makes a Company Adverse Recommendation Change, (ii) a tender offer or exchange offer for the outstanding Company Common Shares is commenced, or a proposal is made, that would, in each case, if consummated, constitute a Company Acquisition Proposal and the board of directors of the Company shall have failed to recommend against acceptance of such tender offer, exchange offer or proposal to its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer, exchange offer or proposal) within ten (10) Business Days after the commencement of such tender offer or exchange offer or the board of directors of the Company recommends that the stockholders of the Company tender their Company Common Shares in such tender or exchange offer, (iii) the Company breaches Section 6.04 in any material respect, (iv) the board of directors of the Company shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus distributed to stockholders or (v) the board of directors of the Company formally resolves to take or publicly announces an intention to take any of the foregoing actions;

(f) by the Company, if (i) the board of directors of Purchaser shall have made a Purchaser Adverse Recommendation Change, (ii) a tender offer or exchange offer for the outstanding Purchaser Common Shares is commenced, or a proposal is made, that would, in each case, if consummated, constitute a Purchaser Acquisition Proposal and the board of directors of Purchaser shall have failed to recommend against acceptance of such tender offer, exchange offer or proposal to its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer, exchange offer or proposal) within ten (10) Business Days after the commencement of such tender offer or exchange offer or the board of directors of Purchaser recommends that the stockholders of Purchaser tender their Purchaser Common Shares in such tender or exchange offer, (iii) Purchaser breaches Section 6.05 in any material respect, (iv) the board of directors of Purchaser shall have failed to include the Purchaser Board Recommendation in the Joint Proxy Statement/Prospectus distributed to stockholders or (v) the board of directors of Purchaser formally resolves to take or publicly announces an intention to take any of the foregoing actions;

(g) by the Company, if all of the conditions to the Closing set forth in Section 7.01 and Section 7.02 have been satisfied (other than (i) any condition the failure of which to be satisfied is attributable to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement, (ii) the condition in the Section 7.01(f) (which may or may not be satisfied) or (iii) conditions that by their terms are to be satisfied at the Closing and which were in the case of this clause (iii), at the time of termination, capable of being satisfied at such time) and Purchaser has failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.02 (assuming for purposes of this Section 8.01(g) that Section 7.01(f) was satisfied);

(h) by the Company, pursuant to and in accordance with the terms and conditions of Section 6.04(c);

(i) by Purchaser, pursuant to and in accordance with the terms and conditions of Section 6.05(c);

(j) by Purchaser or the Company, if (i) all of the conditions to the Closing set forth in Section 7.01 and Section 7.02 have been satisfied (other than Section 7.01(f) and conditions that by their terms are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied at such time)), (ii) Purchaser is obligated to effect the Closing pursuant to Section 1.02 (assuming for purposes of this Section 8.01(j) that Section 7.01(f) was satisfied) and (iii) the Valuation Firm fails to deliver the Solvency Opinion as of the date the Closing should have occurred pursuant to Section 1.02; or

(k) by Purchaser, if the Company, following Purchaser’s request, fails to provide, prior to the date that is 160 days after the date hereof, Required Information that is Compliant thereafter throughout the Required Information Period, and, as a result, (1) Purchaser is unable to satisfy the conditions precedent specified in Sections 1(c) and 2(a) of Exhibit F of the Financing Commitment and (2) the Financing Commitment is not available to Purchaser at Closing, it being understood that no Financing Failure Fee would be payable as a result of such termination.

SECTION 8.02. Effect of Termination. (a) In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or the Company under this Agreement, other than Section 3.24, Section 4.20, Section 6.03, the last two sentences of Section 6.06(c), Section 8.01, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that no such termination shall relieve any party from any liability or damages resulting from any Fraud or the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement (which, solely in the case of damages sought by the Company, may be based, among other things, on the consideration that would have otherwise been payable to the stockholders of the Company pursuant to this Agreement or based on loss of market value or stock price of the Company).

(b) In the event that this Agreement is terminated (i) by Purchaser pursuant to Section 8.01(e), (ii) by the Company pursuant to Section 8.01(h) or (iii) by the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), in each case in this clause 8.02(b)(iii) at a time when Purchaser had the right to terminate this Agreement pursuant to Section 8.01(e), then the Company shall (i) pay Purchaser a fee equal to $60,000,000 (the “Termination Fee”) by wire transfer of same-day funds no later than the second Business Day following the date of such termination and (ii) reimburse Purchaser for all documented out-of-pocket expenses incurred by it or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $20,000,000 (collectively, the “Reimbursable Expenses”) by wire transfer of same-day funds no later than the second Business Day after the Company receives the documentation therefor.

(c) In the event that this Agreement is terminated by Purchaser or the Company pursuant to Section 8.01(b)(iii) (other than a termination pursuant to which Section 8.02(b) applies, in which case the provisions of Section 8.02(b) shall apply), then the Company shall reimburse Purchaser for all Reimbursable Expenses by wire transfer of same-day funds no later than the second Business Day after the Company receives the documentation therefor.

(d) In the event that a Company Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal (and, in the case of a termination pursuant to Section 8.01(b)(iii), such Company Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least five Business Days prior to the date on which the vote referred to in such Section is taken and completed), and thereafter this Agreement is terminated (i) by either Purchaser or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (ii) by Purchaser pursuant to Section 8.01(c) (with respect to breaches of covenants, but not representations and warranties), then if at any time prior to the date that is 12 months after the date of any such termination, the Company or any of its Subsidiaries enters into any definitive agreement providing for, or the Company approves, recommends to its stockholders or does not oppose, any Company Acquisition Proposal or any Company Acquisition Proposal is consummated (in each case regardless of whether such Company Acquisition Proposal was made or consummated, before or after termination of this Agreement), then the Company shall pay to Purchaser, by wire transfer of same-day funds, the

Termination Fee on the date of the first to occur of such entry or consummation. Solely for purposes of this Section 8.02(d), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.04 except that all references to “15% or more” therein shall be deemed to be references to “a majority”.

(e) In the event that this Agreement is terminated (i) by Purchaser pursuant to Section 8.01(b)(i) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 8.01(g) or (j), (ii) by the Company pursuant to Section 8.01(g) or (iii) by Purchaser or the Company pursuant to Section 8.01(j), then Purchaser shall (i) pay the Company a fee equal to $107,500,000 (the “Financing Failure Fee”) by wire transfer of same-day funds no later than the second Business Day following the date of such termination and (ii) reimburse the Company for all Reimbursable Expenses by wire transfer of same-day funds no later than the second Business Day after the Company receives the documentation therefor.

(f) In the event that this Agreement is terminated (i) by the Company pursuant to Section 8.01(f) or (ii) by Purchaser pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv), in each case in this clause 8.02(f)(ii) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.01(f) or (iii) by the Purchaser pursuant to 8.01(i), then Purchaser shall (i) pay the Company the Termination Fee by wire transfer of same-day funds no later than the second Business Day following the date of such termination and (ii) reimburse the Company for all Reimbursable Expenses by wire transfer of same-day funds no later than the second Business Day after Purchaser receives the documentation therefor.

(g) In the event that this Agreement is terminated by Purchaser or the Company pursuant to Section 8.01(b)(iv) (other than a termination pursuant to which Section 8.02(f) applies, in which case the provisions of Section 8.02(f) shall apply), then Purchaser shall reimburse the Company for all Reimbursable Expenses by wire transfer of same-day funds no later than the second Business Day after Purchaser receives the documentation therefor.

(h) In the event that a Purchaser Acquisition Proposal shall have been made to Purchaser or any of its Subsidiaries or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Purchaser Acquisition Proposal (and, in the case of a termination pursuant to Section 8.01(b)(iv), such Company Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least five Business Days prior to the date on which the vote referred to in such Section is taken and completed), and thereafter this Agreement is terminated (i) by either the Company or Purchaser pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv) or (ii) by the Company pursuant to Section 8.01(d) (with respect to breaches of covenants, but not representations and warranties), then if at any time prior to the date that is 12 months after the date of any such termination, Purchaser or any of its Subsidiaries enters into any definitive agreement providing for, or Purchaser approves, recommends to its stockholders or does not oppose, any Purchaser Acquisition Proposal or any Purchaser Acquisition Proposal is consummated (in each case regardless of whether such Purchaser Acquisition Proposal was made or consummated, before or after termination of this Agreement), then Purchaser shall pay to the Company, by wire transfer of same-day funds, the Termination Fee on the date of the first to occur of such entry or consummation. Solely for purposes of this Section 8.02(d), the term “Purchaser Acquisition Proposal” shall have the meaning assigned to such term in Section 6.04 except that all references to (i) “15% or more” therein shall be deemed to be references to “a majority” and (ii) proposals, offers, inquiries or indications of interest referenced therein shall include any such proposal, offer, inquiry or indication of interest (x) made by Purchaser in respect of any person or group or (y) made by any person or group in respect of Purchaser.

(i) The Company and Purchaser acknowledge and agree that the agreements contained in Sections 8.02(b), (c), (d), (e), (f), (g) and (h) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Purchaser would not have entered this Agreement; accordingly if the Company or Purchaser, as applicable, fails promptly to pay the amount due pursuant to Sections 8.02(b), (c), (d), (e), (f), (g) and (h) (or any portion thereof), and, in order to obtain such payment, the other party hereto commences a suit that results in a judgment against the other party hereto for the

Termination Fee or the Financing Failure Fee (or any portion thereof), as applicable, the Company or Purchaser, as applicable, shall pay to the other party hereto its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be made.

(j) Notwithstanding anything to the contrary in this Agreement, (A) in the event that the Termination Fee is paid by the Company to, and accepted by, Purchaser in accordance with this Section 8.02, the payment of such fee shall be the sole and exclusive remedy of the Purchaser Related Parties against the Company Related Parties and the Company Related Parties shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of Purchaser, if any, to obtain injunctive relief pursuant to Section 9.11 prior to any termination of this Agreement and (B) in the event that the Termination Fee is paid by the Purchaser to, and accepted by, the Company in accordance with this Section 8.02, the payment of such fee shall be the sole and exclusive remedy of the Company Related Parties against the Purchaser Related Parties and the Purchaser Related Parties shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of the Company, if any, to obtain injunctive relief pursuant to Section 9.11 prior to any termination of this Agreement. In the event that the Financing Failure Fee is paid to, and accepted by, the Company in accordance with this Section 8.02, the payment of such fee shall be the sole and exclusive remedy of the Company Related Parties against the Purchaser Related Parties and the Purchaser Related Parties shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of the Company, if any, to obtain injunctive relief pursuant to Section 9.11 prior to any termination of this Agreement. Notwithstanding the foregoing, Purchaser shall remain liable hereunder for any reimbursement or indemnification obligations of Purchaser under Section 6.06(c).

SECTION 8.03. Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties; provided, however, that no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval. Notwithstanding anything to the contrary in the foregoing sentence, Section 8.02 (Effect of Termination), this Section 8.03 (Amendment), Section 9.08 (Entire Agreement; No Third-Party Beneficiaries), 9.09 (Governing Law), 9.11 (Specific Enforcement; Consent to Jurisdiction) and 9.12 (Waiver of Jury Trial), may not be amended in a manner adverse to or that impacts the sources of the Financing without the written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (but shall not be under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of the other parties or any of the conditions for its benefit contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided in this Agreement, no single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement or applicable Law.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations (other than Section 3.24 and Section 4.20), warranties or covenants contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that notwithstanding the foregoing, this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time (including Section 6.08) or this Article IX.

SECTION 9.02. Fees and Expenses. Except as provided in the last two sentences of Section 6.06(c) and Section 8.02, all fees and expenses (including fees and expenses of the parties’ legal and financial advisors and those relating to due diligence) incurred in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses (including fees payable with respect to filing a Notification and Report Form pursuant to the HSR Act and to obtain any other Antitrust Consents), whether or not the Merger is consummated, except that expenses incurred in connection with the printing and mailing of the Joint Proxy Statement/Prospectus and the filing fee for the Form S-4 shall be paid one half by Purchaser and one half by the Company.

SECTION 9.03. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser, to:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Fax: 203-618-7252

Attention: Jonathan Gottsegen

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Fax: (212) 558-3588

Attention: Francis J. Aquila

                     George J. Sampas

(b)	if to the Company, to:

RSC Holdings Inc.

6929 E. Greenway Parkway

Scottsdale, AZ 85254

Fax: (480) 905-3413

Attention: Kevin Groman

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax: (212) 757-3990

Attention: Robert B. Schumer

                     Ariel J. Deckelbaum

                     Justin G. Hamill

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party upon (i) if delivered personally, actual receipt, (ii) if sent by registered or certified mail, three Business Days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one Business Day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next Business Day after deposit with the overnight courier.

SECTION 9.04. Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

(b) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, the Competition Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) “Business Day” means any day ending at 11:59 p.m. (Eastern time) that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by law or executive order to be closed in New York, New York.

(d) “Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

(e) “Convertible Securities” means, with respect to any person, any securities, options, warrants or other rights of, or granted by, such person or any of its Affiliates that are convertible into, or exercisable or exchangeable for, or evidencing the rights to subscribe for, any Equity Securities of such person or any of its Affiliates.

(f) “Equity Securities” means, with respect to any person, any capital stock of, or other equity interests in, such person.

(g) “Financing Sources” means the persons (other than the Company or any of its Subsidiaries or any of their respective Affiliates or controlling persons) that (x) are party to the Financing Commitment and documentation therefor and the other related letters contemplated therein (and, without limiting Section 6.06, their respective successors and permitted assigns), and (y) the persons that have committed to provide or otherwise entered into definitive financing documents contemplated by the Financing Commitment and documentation therefor and the other related letters contemplated therein (and, without limiting Section 6.06, their respective successors and permitted assigns), and, in each case, each of the foregoing persons’ respective employees, officers, agents, affiliates, advisors, consultants and other representatives.

(h) “Fraud” means, with respect to the Company or Purchaser, the actual and intentional fraud with respect to the making of any representation or warranty in Article III or Article IV, as applicable, which shall only be deemed to exist if the person (which with respect to the Company shall be deemed to refer only to the individuals identified in Section 9.04(i) of the Company Disclosure Letter and with respect to Purchaser shall be deemed to refer only to the individuals identified in Section 9.04(i) of the Purchaser Disclosure Letter) making such representation or warranty had actual knowledge (as opposed to imputed or constructive knowledge) that such representation or warranty (as qualified by the Company Disclosure Letter, with respect to the Company, and the Purchaser Disclosure Letter, with respect to Purchaser) was actually and intentionally breached in any material respect when made.

(i) “Knowledge” means, with respect to any matter in question, with respect to the Company, the actual collective knowledge of any of those persons set forth in Section 9.04(i) of the Company Disclosure Letter and, with respect to Purchaser, the actual knowledge of any of those persons set forth in Section 9.04(i) of the Purchaser Disclosure Letter.

(j) “Law” means any federal, state, local or foreign statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(k) “Material Adverse Effect” means any change, event, effect, development, state of facts, condition, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than (x) any such change, event, effect, development, state of facts, condition, occurrence or circumstance to the extent resulting from (A) any changes after the date of this Agreement in general economic, or financial, credit, capital or banking markets or conditions (including any disruption thereof), (B) any changes after the date of this Agreement in interest, currency or exchange rates or the price of any security, commodity or market index, (C) any changes in the conditions generally affecting the industries in which the Company and its Subsidiaries operate, (D) any changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or the interpretation or enforcement thereof, (E) any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease (it being understood, however, that the exception in this clause (E) shall not apply to the underlying causes giving rise to or contributing to any such decrease or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred), (F) any change resulting from the announcement of this Agreement, including any loss of, or adverse change in, the relationship of the Company and/or its Subsidiaries with any persons with whom they transact business (provided that the exception in this clause (F) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.05), (G) any outbreak, escalation or occurrence after the date of this Agreement of major hostilities in which the United States is involved or any acts of terrorism within the United States or directed against its facilities or citizens wherever located, (H) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (I) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action restricted by this Agreement or (J) any actions taken, or not taken, by the Company or any of its Subsidiaries with the consent or waiver of Purchaser; provided, however, that the foregoing clauses (A), (B), (C), (G) and (H) shall not apply to the extent that any such change, effect, event, development, state of facts, condition, occurrence or circumstance disproportionately affects the Company and/or its Subsidiaries relative to other participants in the industries in which the Company and its Subsidiaries participate (but only to the extent of such disproportionality), or (y) any failure, in and of itself, of the Company to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the Company Common Shares (it being understood, however, that the exception in this clause (y) shall not apply to the underlying causes giving rise to or contributing to any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred); or (ii) has prevented, materially delayed or materially impaired and would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement.

(l) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(m) “Permitted Liens” means (a) Liens for Taxes not yet delinquent or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established, (b) statutory Liens of landlords with respect to Leased Real Property, none of which, individually or in the aggregate, materially detract from the value of the Real Property or interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or any of its Subsidiaries or the conduct of the business of the Company and its Subsidiaries as presently conducted, (c) Liens of carriers, warehousemen, mechanics, materialmen, repairmen and similar Liens incurred in the ordinary course of business and not yet delinquent, (d) zoning, entitlement, building and other land use Liens which are not violated by the current use of or occupancy of the Real Property, (e) other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, materially detract from the value of the Real Property or interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or any of its Subsidiaries or the conduct of the business of the Company and its Subsidiaries as presently conducted and (f) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports.

(n) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(o) “Purchaser Material Adverse Effect” means any change, event, effect, development, state of facts, condition, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole, other than (x) any such change, event, effect, development, state of facts, condition, occurrence or circumstance to the extent resulting from (A) any changes after the date of this Agreement in general economic or financial, credit, capital or banking markets or conditions (including any disruption thereof), (B) any changes after the date of this Agreement in interest, currency or exchange rates or the price of any security, commodity or market index, (C) any changes in the conditions generally affecting the industries in which Purchaser and its Subsidiaries operate, (D) any changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or the interpretation or enforcement thereof, (E) any decrease of the ratings or the ratings outlook for Purchaser or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease (it being understood, however, that the exception in this clause (E) shall not apply to the underlying causes giving rise to or contributing to any such decrease or prevent any of such underlying causes from being taken into account in determining whether a Purchaser Material Adverse Effect has occurred), (F) any change resulting from the announcement of this Agreement, including any loss of, or adverse change in, the relationship of Purchaser and/or its Subsidiaries with any persons with whom they transact business (provided that the exception in this clause (F) shall not be deemed to apply to references to “Purchaser Material Adverse Effect” in the representations and warranties set forth in Section 4.05), (G) any outbreak, escalation or occurrence after the date of this Agreement of major hostilities in which the United States is involved or any acts of terrorism within the United States or directed against its facilities or citizens wherever located, (H) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (I) compliance by Purchaser and its Subsidiaries with the terms of this Agreement, including the failure to take any action restricted by this Agreement or (J) any actions taken, or not taken, by Purchaser or any of its Subsidiaries with the consent or waiver of the Company; provided, however, that the foregoing clauses (A), (B), (C), (G) and (H) shall not apply to the extent that any such change, effect, event, development, state of facts, condition, occurrence or circumstance disproportionately affects Purchaser and/or its Subsidiaries relative to other participants in the industries in which Purchaser and its Subsidiaries participate (but only to the extent of such disproportionality), or (y) any failure, in and of itself, of Purchaser to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the Purchaser Common Shares (it being understood, however, that the exception in this clause (y) shall not apply to the underlying causes giving rise to or contributing to any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a Purchaser Material Adverse Effect has occurred); or (ii) has prevented, materially delayed or materially impaired and would reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser to consummate the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement.

(p) “Purchaser Related Parties” means (i) Purchaser and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Purchaser or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing, except, in each case, if any such person is a Financing Source.

(q) “Representatives” means, with respect to any person, such person’s directors, officers, employees, agents and representatives acting on such person’s behalf, including any such investment banker, financial advisor, attorney, accountant or other advisor, agent, representative, intermediary or Affiliate.

(r) “Solvent” means, when used with respect to any person, that, on a consolidated basis as of any date of determination, (i) the fair value of the assets of such person will, as of such date, exceed the amount of all liabilities of such person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such person will, as of such date, be greater than the amount that will be required to pay the liabilities of such person on its debts as such debts become absolute and matured, (iii) such person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such person has not incurred debts beyond its ability to pay such debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

(s) “Subsidiary” of any person, means any person (i) of which such person, directly or indirectly, owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power of all such securities or equity interests or (ii) of which a person possesses the right to elect more than fifty percent (50%) of the directors or persons holding similar positions.

SECTION 9.05. Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Purchaser Disclosure Letter. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies they may otherwise have under applicable Law. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers, and the parties and their counsel and other advisers have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.06. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and signed by such party.

SECTION 9.07. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic transmission), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.08. Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the Exhibits and Schedules hereto), the Voting Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) Except as provided in (i) Section 6.08 (Directors’ and Officers’ Indemnification and Insurance) and (ii) the last two sentences of Section 6.06(c), and subject to Section 9.08(c), Purchaser and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.08 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(c) Notwithstanding the foregoing, the Financing Sources are hereby third party beneficiaries of Section 8.02 (Effect of Termination), 8.03 (Amendment), 9.08 (Entire Agreement; No Third-Party Beneficiaries), 9.09 (Governing Law), 9.11 (Specific Enforcement; Consent to Jurisdiction) and 9.12 (Waiver of Jury Trial).

SECTION 9.09. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

SECTION 9.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party hereto without the prior written consent of the other party, and any purported assignment without such consent shall be null and void.

SECTION 9.11. Specific Enforcement; Consent to Jurisdiction. (a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the

State of Delaware (and any appellate court of the State of Delaware) and the Federal courts of the United States of America located in the State of Delaware (without proof of actual damages and each party hereby waives any requirement for the securing or posting of any bond in connection with any such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”). Each of parties hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such party is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the parties hereto irrevocably agree that all claims with respect to any action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The parties hereby consent to and grant to each Agreed Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.03 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything in this Agreement to the contrary, each party hereto hereby irrevocably and unconditionally agrees that it will not bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Commitment, the Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to any such action, suit or proceeding. In no event shall Purchaser be forced to litigate against its Financing Sources.

(b) Notwithstanding anything in this Agreement to the contrary but without limiting Section 9.11(a), the parties hereby further acknowledge and agree that the Company shall be entitled to specific performance to cause Purchaser to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement if (a) all conditions in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing or the failure of which to be satisfied is attributable, in whole or in part, to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) and (b) the Financing has been funded or is available to be funded at the Closing.

SECTION 9.12. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 9.14. Obligations of Purchaser and of the Company. Whenever this Agreement requires a Subsidiary of Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Purchaser to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

United Rentals, Inc.

By:	/s/ Jenne K. Britell
Name: Jenne K. Britell
Title: Chairman

By:	/s/ Michael J. Kneeland
Name: Michael J. Kneeland
Title: President and Chief Executive Officer

RSC Holdings Inc.

By:	/s/ Denis J. Nayden
Name: Denis J. Nayden
Title: Chairman

By:	/s/ Erik Olsson
Name: Erik Olsson
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix B

745 Seventh Avenue New York, NY 10019 United States

December 15, 2011

Board of Directors

RSC Holdings, Inc.

6929 E Greenway St. Parkway

Scottsdale, AZ 85254

Members of the Board of Directors:

We understand that RSC Holdings, Inc. (the “Company” or “RSC”) intends to enter into a transaction (the “Proposed Transaction”) with United Rentals, Inc. (“United”) pursuant to which (i) RSC shall be merged with and into United and United shall continue as the surviving corporation and (ii) upon effectiveness of the merger, each share of common stock of RSC (“Company Common Stock”) shall be converted into the right to receive (a) $10.80 per share in cash and (b) 0.2783 of a share of common stock of United (“United Common Stock”), other than shares as to which appraisal rights are perfected and not withdrawn, ((a) and (b) together, the “Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of December 15, 2011, between RSC and United (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be received by the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and United that we believe to be relevant to our analysis, including the Annual Reports on Form 10-K of each of the Company and United for the fiscal years ended 2010 and Quarterly Reports on Form 10-Q of each of the Company and United for the fiscal quarters ended September 30, 2011, and other relevant filings with the Securities and Exchange Commission; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of RSC (the “RSC Projections”); (4) financial and operating information with respect to the business, operations and prospects of United furnished to us by United, including financial projections of United prepared by management of United (the “United Projections”); (5) a trading history of Company Common Stock since its initial public offering and a comparison of that trading history with those of other companies that we deemed relevant; (6) a trading history of United Common Stock over the same period as RSC, and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and United with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (the “Expected Synergies”); (10) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and United; and (11) the relative contributions of the Company and of United to the historical and future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of the Company and United concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the RSC Projections and the United Projections, upon the advice of the Company and United, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and United, as the case may be, as to the future financial performance of the Company and of United and that the Company and United will perform substantially in accordance with such projections. We have relied upon such projections in arriving at our opinion. In addition, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any projections or estimates described above or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or United and have not made or obtained any evaluations or appraisals of the assets or liabilities of either the Company or United. In addition, the Company has not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock or United Common Stock will trade at any time following the announcement of the Proposed Transaction or the prices at which shares of United Common Stock will trade at any time following the consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have assumed, with your consent, that no holders of Company Common Stock exercise appraisal rights with respect to the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

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We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Proposed Transaction, and the remainder of which will become payable upon the execution of the Agreement. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and United in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company or United, as the case may be: (i) joint bookrunner on RSC’s $650 million High Yield bond offering; (ii) joint bookrunner on RSC’s $200 million High Yield bond offering; (iii) co-manager on certain High Yield and ABL debt offerings of United; and (iv) co-manager on United’s $150 million convertible bond offering. Furthermore, we act as a lender to both RSC and United in their credit facilities. We note that Howard Clark, a retired vice chairman at Barclays Capital, is a member of the Board of Directors of United.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking and other financial services to Oak Hill Capital Partners (“Oak Hill”), a significant stockholder of the Company, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to Oak Hill and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions, (ii) having acted or acting as arranger, bookrunner and/or lender for Oak Hill certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by Oak Hill and certain of its portfolio companies and affiliates.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, United, Oak Hill, and certain of Oak Hill’s affiliated entities for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

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Appendix C

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

December 15, 2011

Board of Directors

RSC Holdings Inc.

6929 E. Greenway Parkway, Suite 200

Scottsdale, AZ 85254

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than United Rentals, Inc. (the “Purchaser”) and its affiliates) of the outstanding shares of common stock, no par value (the “Shares”), of RSC Holdings Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011 (the “Agreement”), by and between the Purchaser and the Company. The Agreement provides that the Company will be merged with and into the Purchaser and each outstanding Share (other than certain Shares specified in the Agreement) will be converted into $10.80 in cash (the “Cash Consideration”) and 0.2783 shares of common stock, par value $0.01 per share (“Purchaser Common Stock”), of the Purchaser (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”). The Consideration is subject to adjustment pursuant to Section 2.01(d)(ii) of the Agreement.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Purchaser, the Company, their respective affiliates, and third parties, including Oak Hill Capital Management, LLC, an affiliate of a significant shareholder of the Company (“Oak Hill”), its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of the Company’s 8-1/4% Senior Notes due January 2021 (aggregate principal amount $650,000,000) in January 2011 and as a co-manager with respect to an asset-based loan facility (aggregate principal amount $1,100,000,000) in February 2011. We also have provided certain investment banking services to Oak Hill and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to the public offering of 38,640,000 shares of common stock (aggregate principal amount $579,600,000) of Genpact Limited, a portfolio company of Oak Hill, in March 2010; sole bookrunning manager with respect to the initial public offering of 12,190,000 shares of common stock (aggregate principal amount $146,280,000) of Financial Engines, Inc., a portfolio company of Oak Hill, in March 2010; sole bookrunning manager with respect to the public offering of 10,000,000 shares of common stock (aggregate principal amount $66,400,000) and with respect to the public offering of 12,000,000 shares of common stock (aggregate principal amount $92,770,000) of TeleCity Group Plc, a portfolio company of Oak Hill, in April 2010 and September 2010, respectively; and joint bookrunning manager

Board of Directors

RSC Holdings Inc.

December 15, 2011

Page Two

with respect to the initial public offering of 11,500,000 shares of common stock (aggregate principal amount $138,000,000) and with respect to the follow-on offering of 7,475,000 shares of common stock (aggregate principal amount $175,660,000) of Accretive Health, a portfolio company of Oak Hill, in May 2010 and March 2011, respectively. We may also in the future provide investment banking services to the Company, the Purchaser, their respective affiliates, and Oak Hill and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Oak Hill and its respective affiliates from time to time and may have invested in limited partnership units of affiliates of Oak Hill from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2010 and of the Purchaser for the five fiscal years ended December 31, 2010; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated May 18, 2007 relating to the Company’s initial public offering of Shares; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and the Purchaser; certain other communications from the Company and the Purchaser to their respective stockholders; certain publicly available research analyst reports for the Company and the Purchaser; and certain internal financial analyses and forecasts for the Company prepared by its management and for the Purchaser prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Company and the Purchaser to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and the Purchaser regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and the Purchaser; reviewed the reported price and trading activity for the Shares and for shares of Purchaser Common Stock; compared certain financial and stock market information for the Company and the Purchaser with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the rental services and equipment rental industries and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or the Purchaser or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other opinions, consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Purchaser or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed, with your consent, that no holders of Shares exercise dissenters’ rights with respect to the Transaction. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

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Board of Directors

RSC Holdings Inc.

December 15, 2011

Page Three

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders (other than the Purchaser and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than the Purchaser and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Purchaser Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or the Purchaser or the ability of the Company or the Purchaser to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Purchaser and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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Appendix D

[Letterhead of Morgan Stanley & Co. LLC]

12/15/11

Board of Directors

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Members of the Board:

We understand that RSC Holdings, Inc. (“the “Company”) and United Rentals, Inc. (the “Buyer”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 14, 2011 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into the Buyer. Pursuant to the Merger, each outstanding share of the common stock, no par value per share (the “Company Common Stock”) of the Company other than shares held in treasury or held by any wholly owned subsidiary of the Company or Purchaser, or as to which dissenters’ rights have been perfected, will be converted into: (i) the right to receive an amount in cash equal to $10.80 per share (the “Per Share Cash Amount”) and (ii) 0. 2783 shares (the “Per Share Stock Amount”) of common stock, par value $0.01 per share of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances (the Per Share Stock Amount, together with the Per Share Cash Amount, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement , the draft commitment letters from certain lenders substantially in the form of the drafts dated December 14, 2011 (the “Commitment Letters”) and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have relied, at the Buyer’s direction, upon financial projections and estimates prepared by management of the Buyer and we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Buyer of the future financial performance of the Company and the Buyer. We have relied upon, without independent verification, the assessment by management of the Buyer of the timing and risks associated with the integration of the Company and Buyer, including the achievement of the strategic, financial and operational benefits anticipated from the merger. In addition, we have assumed (i) that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment in any material respect, (ii) that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters and (iii) the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the Subsequent Mergers (as defined in the Merger Agreement) among wholly-owned subsidiaries of the Buyer that are contemplated to occur immediately following the Merger. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In addition, Morgan Stanley or one of its affiliates is providing or arranging financing for the Buyer in connection with the Merger and will receive fees in connection with such financing services upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime

D-2

brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Boublik

Michael Boublik Managing Director

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Appendix E

[Letterhead of Centerview Partners LLC]

December 15, 2011

The Board of Directors

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

Members of the Board of Directors:

We understand that United Rentals, Inc. (“URI”) proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), by and between URI and RSC Holdings Inc. (“RSC”), pursuant to which, among other things, RSC will be merged with and into URI (the “Merger”) and each issued and outstanding share of common stock, no par value, of RSC (the “RSC Common Stock”), other than those shares of RSC Common Stock that are not being converted in accordance with the terms of the Agreement, shall be converted into the right to receive subject to certain adjustment procedures (as to which we express no opinion), (i) an amount in cash equal to $10.80 (the “Cash Consideration”) and (ii) 0.2783 shares of common stock, par value $0.01 per share, of URI (the “U Common Stock”) (such shares of U Common Stock, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Merger are fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to URI of the Consideration to be paid by URI in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to RSC and URI;

(ii)	reviewed certain financial forecasts relating to RSC and URI prepared and furnished to us by the management of URI (the “Forecasts”);

(iii)	reviewed certain financial forecasts relating to RSC prepared and furnished to us by the management of RSC;

(iv)	held discussions with members of the senior management of URI with respect to the past and current businesses, operations, financial condition and prospects of RSC and URI, respectively, and reviewed certain estimates relating to the potential strategic implications, cost savings, revenue enhancements and other operational benefits, including the amount, timing and achievability thereof, anticipated by the management of URI to be realized from the Merger (collectively, the “Synergies”);

(v)	held discussions with members of the senior management of RSC with respect to the past and current business, operations, financial condition and prospects of RSC, and reviewed certain estimates relating to the potential strategic implications and operational benefits, including the amount, timing and achievability thereof, anticipated by the management of RSC to be realized from the Merger;

(vi)	discussed and reviewed the due diligence conducted by the management of URI and URI’s advisors in their evaluation of RSC;

(vii)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of URI;

(viii)	reviewed the historical stock prices for the RSC Common Stock and the URI Common Stock;

(ix)	compared certain financial and stock market information of RSC and URI with similar information of other companies we deemed relevant;

The Board of Directors

United Rentals, Inc.

(x)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi)	performed discounted cash flow analyses utilizing the Forecasts and the Synergies and the financial forecasts relating to RSC prepared and furnished to us by the management of URI and RSC;

(xii)	reviewed a draft, dated December 15, 2011, of the Agreement (the “Draft Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification or any responsibility therefor, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us, and have relied, with your consent, upon the assurances of the management of URI and RSC that they are not aware of any facts or circumstances that would make such information or data inaccurate, incomplete or misleading in any material respect. With respect to the financial forecasts and other information and data provided to us or otherwise discussed with us relating to URI and RSC, including the Forecasts and the Synergies, we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of RSC and URI, as to the future financial performance of RSC and URI, respectively, the strategic implications, cost savings, revenue enhancements and other operational benefits of the Merger (including as to the amount, timing and achievability thereof) and the other matters covered thereby and, based on the assessments of the management of URI as to the relative likelihood of achieving the future financial results reflected in the Forecasts, we have relied, at your direction, on the financial forecasts, including the Forecasts, for purposes of our analysis and this opinion. We have also relied, at your direction, on the assessments of the management of URI as to URI’s ability to achieve the Synergies and we have assumed, at your direction, that the Synergies will be realized in the amounts and at the times forecasted by URI’s management in all respects material to our analysis and this opinion. We express no view or opinion as to such analyses or financial forecasts, including the Forecasts or Synergies, or the assumptions on which they were based. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of RSC or URI, nor have we made any physical inspection of the properties or assets of RSC or URI. We have not evaluated and express no opinion as to the solvency or fair value of RSC or URI, or the ability of RSC or URI to pay their respective obligations when due, or the impact of the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We have assumed, at the direction of URI, that the Merger will be consummated in accordance with the terms of the Agreement, without the waiver, modification or amendment of any material term, condition or agreement the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would have a material adverse effect on RSC, URI or the contemplated benefits to be derived from the Merger or be material to our analysis or this opinion. We are not legal, tax, regulatory or accounting advisors and have relied upon URI and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the Merger. We have assumed, at your direction, that the consummation of the Merger will not have any materially adverse tax implications for URI or RSC and we do not express any opinion as to any tax consequences that might result from the Merger. We also have assumed at your direction that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

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The Board of Directors

United Rentals, Inc.

We express no view or opinion as to any terms or other aspects of the Merger (other than, to the extent specifically specified herein, the Consideration to be paid pursuant to the Merger), including, without limitation, the form or structure of the Merger. Our opinion addresses only and is limited to the fairness, from a financial point of view, to URI of the Consideration to be paid in the Merger by URI, and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, we express no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration. Furthermore, we express no view as to, and our opinion does not address, the underlying business decision of URI to proceed with or effect the Merger or the relative merits of the Merger in comparison to other strategies or transactions that might be available to URI or in which URI might engage. We are not expressing any opinion as to the price at which the URI Common Stock will trade at any time, including following announcement or consummation of the Merger.

We have acted as financial advisor to the Board of Directors of URI in connection with, and have participated in certain of the negotiations leading to, the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We have not been paid a fee in connection with the delivery of this opinion, but a portion of our fee is payable upon the announcement of the Merger. In addition, URI has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We are a securities firm engaged in a number of investment banking and merchant banking activities. In the past two years, we have provided certain investment banking services to URI and its affiliates, in each case, for customary compensation. We may provide investment banking or other services to or with respect to URI in the future, for which we may receive compensation.

It is understood that this letter is for the benefit and use of the Board of Directors of URI in connection with and for purposes of its evaluation of the Merger. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party, nor shall any public reference to us or this opinion be made at any time, in any manner or for any purpose whatsoever except with our prior written consent. Our opinion does not constitute a recommendation to any stockholder of URI as to how any such stockholder should vote or act with respect to the Merger or any other matter. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid by URI in the Merger is fair, from a financial point of view, to URI.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

E-3

Appendix F

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17.)

Appendix G

NON-GAAP RECONCILIATIONS

EBITDA AND ADJUSTED EBITDA GAAP RECONCILIATION

(In millions)

EBITDA represents the sum of net income (loss), loss from discontinued operation, net of taxes, provision (benefit) for income taxes, interest expense, net, interest expense-subordinated convertible debentures, net, depreciation of rental equipment, and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the RSC merger related costs, restructuring charge, and stock compensation expense, net. These items are excluded from adjusted EBITDA internally when evaluating URI’s operating performance and allow investors to make a more meaningful comparison between URI’s core business operating results over different periods of time, as well as with those of other similar companies. Management believes that EBITDA and adjusted EBITDA, when viewed with URI’s results under GAAP and the accompanying reconciliation, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of URI’s core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA permit investors to gain an understanding of the factors and trends affecting URI’s ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income (loss) or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between net income (loss) and EBITDA and adjusted EBITDA.

	Year Ended December 31,
	2011	2010
Net income (loss)	$101	$(26)
Loss from discontinued operation, net of taxes	—	4
Provision (benefit) for income taxes	63	(41)
Interest expense, net	228	255
Interest expense—subordinated convertible debentures, net	7	8
Depreciation of rental equipment	423	389
Non-rental depreciation and amortization	57	60

EBITDA(A)	879	649
RSC merger related costs(1)	19	—
Restructuring charge(2)	19	34
Stock compensation expense, net(3)	12	8

Adjusted EBITDA(B)	$929	$691

(A)	URI’s EBITDA margin was 33.7% and 29.0% for the years ended December 31, 2011 and 2010, respectively.
(B)	URI’s adjusted EBITDA margin was 35.6% and 30.9% for the years ended December 31, 2011 and 2010, respectively.
(1)	Reflects transaction costs associated with the proposed acquisition of RSC.
(2)	Relates to branch closure charges and severance costs.
(3)	Represents non-cash, share-based payments associated with the granting of equity instruments.

G-1

FREE CASH FLOW GAAP RECONCILIATION

(In millions)

URI defines free cash flow as (i) net cash provided by operating activities less (ii) purchases of rental and non-rental equipment plus (iii) proceeds from sales of rental and non-rental equipment and excess tax benefits from share-based payment arrangements, net. Management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under GAAP. Accordingly, free cash flow should not be considered an alternative to net income (loss) or cash flow from operating activities as an indicator of operating performance or liquidity. The table below provides a reconciliation between net cash provided by operating activities and free cash flow.

	Year Ended December 31,
	2011	2010
Net cash provided by operating activities	$608	$452
Purchases of rental equipment	(774)	(346)
Purchases of non-rental equipment	(36)	(28)
Proceeds from sales of rental equipment	208	144
Proceeds from sales of non-rental equipment	17	7
Excess tax benefits from share-based payment arrangements, net	—	(2)

Free cash flow	$23	$227

G-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL provides that a corporation may, in its certificate of incorporation, eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation’s capital stock); or (iv) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation of URI eliminates and limits such personal liability of its directors under such terms. Further, the certificate of incorporation of URI provides that, if the DGCL is subsequently amended to permit further elimination or limitation of the personal liability of directors, the liability of a director of URI will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

Section 145 of the DGCL provides, in relevant part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Eligibility for indemnification in relation to an action or suit by or in the right of the corporation may be further subject to the adjudication of the Delaware Court of Chancery or the court in which such action or suit was brought. The determination regarding whether the indemnitee has met the applicable standard of conduct generally must be made by a majority of disinterested directors (or a committee thereof) or the stockholders, although indemnification is mandatory where the indemnitee is successful on the merits or otherwise in defense of the action. A corporation may advance the expenses incurred by an officer or director in defending against any action, suit or proceeding upon receipt of an undertaking by or on behalf such person to repay such expenses if it is ultimately determined that such person is not entitled to indemnification. The statute also provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

URI has entered into indemnification agreements with its directors and officers. In general, these agreements require URI to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of URI or guaranteed any obligations of URI; provided, however, that the right of an indemnitee to receive indemnification is subject to the following limitations: (i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of URI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and (ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to Holdings due to willful misconduct in the performance of his duties to URI (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

Section 145(g) of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as such at any other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person under the DGCL. Consistent with the DGCL, URI has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

2.1	Agreement and Plan of Merger, dated as of December 15, 2011, by and between United Rentals, Inc. and RSC Holdings Inc., included as Appendix A to this joint proxy statement/prospectus (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

3.1	Restated Certificate of Incorporation of United Rentals, Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K of URI filed on March 17, 2009, Commission File No. 001-14387)

3.2	By-Laws of United Rentals, Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K of URI filed on December 23, 2010, Commission File No. 001-14387)

3.3	Amended and Restated Certificate of Incorporation of RSC Holdings Inc. (incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q of RSC for the quarter ended June 30, 2007, Commission File No. 001-33485)

3.4	Amended and Restated By-Laws of RSC Holdings Inc. (incorporated by reference from Exhibit 3.2 to the Current Report on Form 8-K of RSC filed on January 27, 2010, Commission File No. 001-33485)

5.1	Opinion of Sullivan & Cromwell LLP, as to the legality of the securities being issued

8.1	Tax Opinion of Sullivan & Cromwell LLP*

8.2	Tax Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP*

10.1	Voting Agreement, dated as of December 15, 2011, by and between United Rentals, Inc. and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of URI filed on December 21, 2011, Commission File No. 001-14387)

21.1	Subsidiaries of United Rentals, Inc. (incorporated by reference from Exhibit 21 to the Annual Report on Form 10-K of URI for the fiscal year ended December 31, 2011, Commission File No. 001-14387)

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

23.3	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)

23.4	Consent of Sullivan & Cromwell LLP (contained in Exhibit 8.1)*

23.5	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (contained in Exhibit 8.2)*

24.1	Power of Attorney of Registrant’s Board of Directors†

99.1	Form of Proxy Card for the Special Meeting of Stockholders of United Rentals, Inc.

99.2	Form of Proxy Card for the Special Meeting of Stockholders of RSC Holdings Inc.

99.3	Consent of Barclays Capital Inc.

99.4	Consent of Goldman, Sachs & Co.

99.5	Consent of Morgan Stanley & Co. LLC

99.6	Consent of Centerview Partners LLC

99.7	Consent of Pierre E. Leroy pursuant to Rule 438

99.8	Consent of James H. Ozanne pursuant to Rule 438

99.9	Consent of Donald C. Roof pursuant to Rule 438

†	Previously filed.
*	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on February 23, 2012.

UNITED RENTALS, INC.

By:	/S/ JONATHAN M. GOTTSEGEN
Name:	Jonathan M. Gottsegen
Title:	Senior Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the 23rd day of February, 2012.

Signatures	Title(s)

* Michael J. Kneeland	Director and Chief Executive Officer (Principal Executive Officer)

* Jenne K. Britell	Chairman of the Board of Directors

* William B. Plummer	Chief Financial Officer (Principal Financial Officer)

* John J. Fahey	Controller (Chief Accounting Officer)

* José B. Alvarez	Director

* Howard L. Clark, Jr.	Director

* Bobby J. Griffin	Director

* Singleton B. McAllister	Director

Signatures	Title(s)

* Brian D. McAuley	Director

* John S. McKinney	Director

* Jason D. Papastavrou	Director

* Filippo Passerini	Director

* Keith Wimbush	Director

*By	/S/ JONATHAN M. GOTTSEGEN	Attorney-in-fact
Jonathan M. Gottsegen

EXHIBIT INDEX

Number	Description

5.1	Opinion of Sullivan & Cromwell LLP, as to the legality of the securities being issued

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

99.1	Form of Proxy Card for the Special Meeting of Stockholders of United Rentals, Inc.

99.2	Form of Proxy Card for the Special Meeting of Stockholders of RSC Holdings Inc.

99.3	Consent of Barclays Capital Inc.

99.4	Consent of Goldman, Sachs & Co.

99.5	Consent of Morgan Stanley & Co. LLC

99.6	Consent of Centerview Partners LLC

99.7	Consent of Pierre E. Leroy pursuant to Rule 438

99.8	Consent of James H. Ozanne pursuant to Rule 438

99.9	Consent of Donald C. Roof pursuant to Rule 438